---------------------------------------------------------------------------
 As filed with the Securities and Exchange Commission on September 29, 1995
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                                       1933 Act Registration No. 33-_______
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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      Form N-14

                               REGISTRATION STATEMENT
                           UNDER THE SECURITIES ACT OF 1933

     [ ] Pre-Effective Amendment No.      [ ] Post-Effective Amendment No.

                                 THE EBI FUNDS, INC.
                                     on behalf of
                                   INCOME PORTFOLIO
                  (Exact Name of Registrant as Specified in Charter)

                   Area Code and Telephone Number:   (800) 554-1156

                             1315 Peachtree Street, N.E.
                                Atlanta, Georgia 30309
                 (Address of Principal Executive Offices) (Zip Code)

                               Jeffrey L. Steele, Esq.
                            1500 K Street, N.W., Suite 500
                               Washington, D.C. 20005
                       (Name and Address of Agent for Service)

                                   Copies To:
     Edward F. O'Keefe, Esq.                 Clifford J. Alexander, Esq.
     Moye, Giles, O'Keefe, Vermeire          Kirkpatrick & Lockhart
       & Gorrell                             1800 M Street, N.W., Suite 900
     1225 17th Street, Suite 2900            Washington, D.C.  20036
     Denver, Colorado  80202


                    Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

                    The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly, no fee is payable herewith. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended December 31, 1994 was filed with the Commission on February 27, 1995.

          ------------------------------------------------------------------
               The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              CROSS REFERENCE SHEET FOR
                                 THE EBI FUNDS, INC.

     Item of Part A                                    Location in
      of Form N-14                                     Prospectus

          1 ................................      Cross Reference Sheet;

                                                  Cover Page

          2 ................................      Table of Contents

          3 ................................      Synopsis; Comparison of
                                                  Investment Policies and
                                                  Restrictions, and Risk
                                                  Factors

          4 ................................      Reasons for and Purpose of
                                                  the Reorganization; Informa-
                                                  tion About the Reorganiza-
                                                  tion; Comparative Information
                                                  on Shareholder Rights

          5 ................................      Information About the
                                                  Portfolios

          6 ................................      Information About the
                                                  Portfolios

          7 ................................      Voting Information

          8 ................................      Synopsis

          9 ................................      Inapplicable

     Item of Part B                               Location in Statement
       of Form N-14                               of Additional Information

         10 ................................      Cover Page

         11 ................................      Cover Page

         12 ................................      Statement of Additional
                                                  Information of The EBI Funds,
                                                  Inc. dated May 1, 1995

         13 ................................      Inapplicable

         14 ................................      Statement of Additional
                                                  Information of The EBI Funds,
                                                  Inc. dated May 1, 1995;
                                                  Annual Report of The EBI
                                                  Funds, Inc. for the fiscal
                                                  year ended December 31, 1994;
                                                  Semi-Annual Report of The EBI
                                                  Funds, Inc. for the fiscal
                                                  period ended June 30, 1995;
                                                  pro-forma financial
                                                  statements.

                                 THE EBI FUNDS, INC.
                            RELATIVE RETURN BOND PORTFOLIO
                             1315 Peachtree Street, N.E.
                               Atlanta, Georgia  30309

                                  ____________, 1995

          Dear Shareholder:

               The Board of Directors of The EBI Funds, Inc. (the "Fund") has recently reviewed and unanimously endorsed a proposal for reorganization of the Relative Return Bond Portfolio (the "Portfolio"), a series of the Fund, which they judge to be in the best interests of its shareholders. This proposal calls for combining the assets of the Portfolio with Income Portfolio, a separate series of the Fund, which has similar investment objectives.

               We have therefore called a Special Meeting of Shareholders to be held on December 14, 1995 to consider this transaction. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY AS SOON AS POSSIBLE.

               As a result of this transaction, your Portfolio would be combined with Income Portfolio, and you would become a shareholder of Income Portfolio, receiving shares of Income Portfolio having an aggregate net asset value equal to the aggregate net asset value of your investment in the Portfolio. No sales charge will be imposed in the transaction and the Closing of the transaction will be conditioned upon receiving an opinion of counsel to the effect that the proposed transaction will qualify as a tax-free reorganization for Federal income tax purposes.

               Detailed information about the proposed transaction and the reasons for it are contained in the enclosed materials. Please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience. IT IS VERY IMPORTANT THAT YOU VOTE AND THAT YOUR VOTING INSTRUCTIONS BE RECEIVED NO LATER THAN DECEMBER 13, 1995.

               NOTE: You may receive more than one proxy package if you hold Portfolio shares in more than one account. You must return separate proxy cards for separate holdings. We have provided a postage-paid return envelope for each, which requires no postage if mailed in the United States.

                                        Sincerely,


                                        Hubert L. Harris, Jr.
                                        President

                                 THE EBI FUNDS, INC.
                            RELATIVE RETURN BOND PORTFOLIO

                             1315 Peachtree Street, N.E.
                               Atlanta, Georgia  30309

                      NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           To Be Held on December 14, 1995


          To the shareholders of
            Relative Return Bond Portfolio
            of The EBI Funds, Inc.:

               NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Relative Return Bond Portfolio (the "Portfolio"), a series of The EBI Funds, Inc. (the "Fund"), will be held at the offices of the Fund at 1315 Peachtree Street, N.E., Atlanta, Georgia 30309, at 10:00 a.m.(local time), on December 14, 1995, for the following purposes:

               1. To consider and vote on an Agreement and Plan of Reorganization providing for the acquisition of all or substantially all of the assets of the Portfolio by Income Portfolio, in exchange for shares of Income Portfolio and the assumption by Income Portfolio of certain identified liabilities of the Portfolio, and for the distribution of such Income Portfolio shares to shareholders of the Portfolio and the subsequent termination and dissolution of the Portfolio; and

               2. To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

               The Board of Directors of the Fund has fixed the close of business on October 31, 1995 as the record date for determination of shareholders entitled to notice of, and to vote at, the meeting.

               EACH SHAREHOLDER WHO DOES NOT EXPECT TO ATTEND THE MEETING IN PERSON IS REQUESTED TO DATE, FILL IN, SIGN AND RETURN PROMPTLY THE ENCLOSED FORM OF PROXY IN THE ENCLOSED ENVELOPE, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES.

                                        By Order of the Board of Directors

                                        TONY D. GREEN
                                        Secretary

               YOUR PROMPT ATTENTION TO THE ENCLOSED FORM OF PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

          _______________, 1995

                         INSTRUCTIONS FOR SIGNING PROXY CARDS


               The following general rules for signing proxy cards may be of assistance to you and may help avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

               1. INDIVIDUAL ACCOUNTS: Sign your name exactly as it appears in the registration on the proxy card.

               2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.

               3. ALL OTHER ACCOUNTS: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

          Registration                            Valid Signature
          ____________                            _______________

          Corporate Accounts

          (1) ABC Corp. ......................    John Doe, Treasurer
          (2) ABC Corp.
               c/o John Doe ..................    John Doe, Treasurer
          (3) ABC Corp. Profit Sharing Plan...    John Doe, Trustee

          Trust Accounts

          (1) ABC Trust.......................    Jane B. Doe, Trustee
          (2) Jane B. Doe, Trustee
               u/t/d 12/28/78.................    Jane B. Doe, Trustee

          Custodial or Estate Accounts

          (1) John B. Smith, Cust.
               f/b/o
               John B. Smith, Jr., UGMA.......    John B. Smith
          (2) John B. Smith...................    John B. Smith, Jr.,
                                                       Executor

                                 THE EBI FUNDS, INC.
                            RELATIVE RETURN BOND PORTFOLIO
                             1315 Peachtree Street, N.E.
                               Atlanta, Georgia  30309

                              PROXY STATEMENT/PROSPECTUS


                                _______________, 1995


               This Proxy Statement/Prospectus is being furnished to shareholders of Relative Return Bond Portfolio (the "Portfolio"), a series of The EBI Funds, Inc. (the "Fund"), in connection with a proposed reorganization (the "Reorganization") in which all or substantially all of the assets of the Portfolio would be acquired by Income Portfolio, a separate series of the Fund, in exchange for shares of Income Portfolio and the assumption of certain identified liabilities of the Portfolio. The shares of Income Portfolio thereby received would then be constructively distributed to shareholders of the Portfolio, and the Portfolio would be completely liquidated and dissolved. As a result of the Reorganization, each shareholder of the Portfolio would receive that number of full and fractional shares of Income Portfolio having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of the Portfolio held as of the close of business on the closing date of the Reorganization. No sales charge will be imposed on the transaction.

               The EBI Funds, Inc. is an open-end, diversified management investment company organized as a Maryland corporation. The investment objective of Income Portfolio is to achieve a high total return on investment through capital appreciation and current income, without regard to Federal income tax considerations. During normal market conditions at least 65% of Income Portfolio's assets will consist of income producing securities. Securities in which Income Portfolio invests consist primarily of U.S. Government obligations and carefully selected fixed income corporate obligations. The Income Portfolio may invest up to 35% of its assets in mortgage-backed securities. There can be no assurance that the investment objective of Income Portfolio will be achieved.

               The investment objective, policies and restrictions of Income Portfolio (and consequently, the risks of investing in it) are substantially the same as those of the Portfolio, but differ in certain respects. For a comparative discussion of these differences, see "Comparison of Investment Policies, and Restrictions, and Risk Factors" in this Proxy Statement/Prospectus.

               This Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely certain information about Income Portfolio that a prospective investor should know before investing. For a more detailed discussion of the investment objectives, policies and restrictions of the Portfolio and Income Portfolio, and the risks of investing in either, see the prospectus for the Fund, dated May 1, 1995, as supplemented October 1, 1995, which is included herewith and incorporated herein by reference. A Statement of Additional Information dated _____________, 1995, containing additional information about the Reorganization and the parties thereto has been filed with the Securities and Exchange Commission and is incorporated by reference into this Proxy Statement/Prospectus. A copy of such Statement is available upon request and without charge by writing to the Fund at the address above or by calling the Fund at 1-800-972-9030.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             Acquisition of the assets of

                            RELATIVE RETURN BOND PORTFOLIO

                           by and in exchange for shares of

                                   INCOME PORTFOLIO

                              Proxy Statement/Prospectus

                                ________________, 1995



                                  TABLE OF CONTENTS



                                                              Page
             1.   Synopsis                                     5
             2.   Fees and Expenses                            6
             3.   Comparison of Investment Policies and
                  Restrictions, and Risk Factors               9
             4.   Information About the Reorganization         11
             5.   Comparative Information on                   14
                  Shareholder Rights
             6.   Information About the Portfolios             14

             Other Business                                    15
             Voting Information                                16
             Exhibit A Agreement and Plan of Reorganization

          1.   Synopsis.

               The following is a summary of certain information contained in this Proxy Statement/Prospectus. This summary is qualified by reference to the more complete information contained elsewhere in this Proxy Statement/Prospectus, the prospectus of the Fund and the Agreement and Plan of Reorganization attached to this Proxy Statement/Prospectus as Exhibit A.

               The Proposed Reorganization. The Board of Directors of the Fund, including the Directors who are not "interested persons" of the Fund (the "Independent Directors"), as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has unanimously approved an Agreement and Plan of Reorganization (the "Plan") providing for the acquisition of all or substantially all of the assets of the Portfolio by Income Portfolio, in exchange for shares of Income Portfolio and the assumption by Income Portfolio of certain identified liabilities of the Portfolio.
          See "Information About the Reorganization" regarding details of the transaction. The Board of Directors of the Fund recommends approval of the Plan effecting the Reorganization, and therefore has submitted the Reorganization for approval by shareholders of the Portfolio at a Special Meeting of Shareholders to be held on December 14, 1995 (the "Meeting").

               Approval of the Reorganization with respect to the Portfolio requires the vote of a majority of the Portfolio's outstanding
          shares.   See "Voting Information."

               Investment Objectives, Policies and Restrictions. The investment objective of the Income Portfolio is to achieve a high total return on the investment through capital appreciation and current income, without regard to federal income tax considerations.

               The investment objective of the Portfolio is to achieve a high total return on investments through current income and capital appreciation, without regard to federal income tax considerations.

               While the investment objectives, policies and restrictions of the Portfolio and Income Portfolio (and consequently, the attendant risk of investing in either the Portfolio or Income Portfolio) are substantially the same, there are certain differences between the Portfolio and Income Portfolio, which are outlined herein. See "Comparison of Investment Policies and Restrictions, and Risk Factors." For further discussion of the investment objectives, policies, and restrictions applicable to the Portfolio and Income Portfolio, see "Investment Objectives and Policies" in the accompanying prospectus of the Fund.

               Purchase, Redemption and Exchange Procedures.   Shares of
          Income Portfolio and the Portfolio are offered at net asset value without a sales charge, but are subject to a contingent deferred sales charge ("CDSC") of a set percentage of the dollar amount subject thereto during the first year after purchase. The set percentage for the Income Portfolio is 0.60%, and for the Portfolio is 0.50%. Shares of the Income Portfolio constructively distributed for shares of the Portfolio upon the reorganization contemplated herein will retain a CDSC rate of 0.50%. Purchases of both Income Portfolio and the Portfolio may be made through a professional financial consultant whose firm has a Selling/Servicing Agreement with INVESCO Services, Inc. Shares of Income Portfolio and the Portfolio may be redeemed through a broker-dealer, by mail, or by telephone in accordance with procedures described in the Fund's prospectus.

               Investors in the Portfolio and Income Portfolio may exchange shares of their respective portfolio held for at least 15 days for shares of the other portfolios of the Fund without payment of a CDSC; the sales charge will be assessed, if applicable, when the shareholder redeems such shares or has them repurchased without a corresponding purchase of shares in another portfolio. The exchange privilege is limited to residents of states in which the shares of the portfolio being acquired are registered for sale.

               The Portfolio and Income Portfolio each requires a minimum initial investment of at least $25,000. Subsequent purchases of shares of the Portfolio and Income Portfolio are subject to a minimum investment requirement of $1,000 ($250 for an IRA Account). For further discussion on purchases, redemptions and exchange procedures, see "The EBI Funds, Inc. Shareholder Services Guide" in the accompanying prospectus.

               Tax Consequences. As a condition of closing, the Portfolio and Income Portfolio will obtain an opinion of counsel, based on certain facts, assumptions and representations made by the Portfolio and Income Portfolio, to the effect that the Reorganization will qualify as to a tax-free reorganization for Federal income tax purposes. See "Information About the Reorganization."

               Dividend Policy. Both the Portfolio and Income Portfolio usually make monthly distributions of net investment income (including any net short-term capital gains), and an annual distribution of net realized capital gains during the month of December.

               Management of the Fund.   INVESCO Services, Inc. ("ISI"), a
          Georgia corporation having its principal office at 1315 Peachtree Street, N.E., Atlanta, Georgia 30309, serves as the Investment Adviser, Manager, and Distributor of the Fund, including the Portfolio and Income Portfolio. ISI has been engaged in the investment advisory business since 1983, and is a wholly-owned subsidiary of INVESCO Capital Management, Inc. ("ICM").

               ICM is the sub-adviser to the Income Portfolio and INVESCO Management & Research, Inc. ("IMR"), formerly Gardner and Preston Moss, Inc., is the sub-adviser to the Portfolio. For further discussion of the management of the Portfolios, see "Management of the Fund" in the accompanying prospectus of the Fund.


          2.   Fees and Expenses.

               For services to be rendered and the expenses to be assumed by ISI under the Investment Advisory Agreement, the Portfolio and the Income Portfolio each pay to ISI an advisory fee which is computed daily and paid as of the last day of each month on the basis of each Portfolio's daily net asset value, using for each daily calculation the most recently determined net asset value of the applicable Portfolio. On an annual basis, the advisory fee is equal to 0.65% of the average net asset value of the Income Portfolio, and 0.50% of the average net asset value of the Portfolio. For a minimum of three years beginning October 1, 1995, ISI has agreed to waive that portion of its advisory fees with respect to Income Portfolio in excess of 0.40%.

               As manager to the Fund, ISI also provides operating services pursuant to an Operating Services Agreement with the Fund. Under the Operating Services Agreement, each portfolio, including Income Portfolio and the Portfolio, pays to ISI an annual fee of 0.50% of daily net assets of the portfolio for providing or arranging to provide accounting, legal (except litigation), dividend disbursing, transfer agent, registrar, custodial, shareholder reporting, sub-accounting and recordkeeping services and functions. The agreement provides that ISI pays all fees and expenses associated with these and other functions, including, but not limited to, registration fees, shareholder meeting fees, and proxy statement and shareholder report expenses.

               Pursuant to Rule 12b-1, the Portfolio and the Income Portfolio, as well as certain other portfolios of the Fund, have adopted a plan of distribution (the "Plan of Distribution") which provides that each portfolio may incur certain distribution and maintenance fees which may not exceed a maximum amount equal to 0.50% per annum of the average net assets of the Portfolio, and 0.60% of the average annual net assets of Income Portfolio. This expense includes the payment of 0.25% of average annual net assets to broker-dealers as a "service fee" for providing account maintenance or personal service to existing shareholders.

               The combined effect of the Advisory Agreement, Operating Services Agreement, and Plan of Distribution of the Fund is to place a cap or ceiling on the total expenses of each portfolio of the Fund, other than brokerage commissions, interest, taxes, litigation, directors' fees and expenses, and other extraordinary expenses. ISI has voluntarily agreed to adhere to maximum expense ratios for the portfolios. To the extent that expenses exceed the amounts listed below, ISI will waive its fees or reimburse the portfolio to assure that expenses do not exceed the designated maximum amounts. In any calendar year, the expenses of the Portfolio and Income Portfolio may not exceed 1.50% and 1.75%, respectively, of average net assets. For a minimum of three years beginning October 1, 1995, ISI has agreed to waive that portion of its fees with respect to Income Portfolio such that expenses may not exceed 1.50%.

          Shareholder Transaction Expenses:
          Maximum Sales Charge Imposed on Purchases of Shares
          (as a percentage of offering price)..........          None

          Contingent Deferred Sales Charge   Income Portfolio, 0.60%
          (as a percentage of original       first year; Portfolio
          purchase price, or redemption      0.50%* first year
          price, whichever is lower.....     Both Portfolios, 0% after
                                             first year

          * Shares of the Income Portfolio constructively distributed for shares of the Portfolio upon the reorganization contemplated herein will retain a CDSC rate of 0.50%.

               The table below compares the Portfolio's annual fund operating expenses for the fiscal year ended December 31, 1994 (restated to reflect current fees) with Income Portfolio's operating expenses for the same period (restated to reflect current fees).

          Annual Operating Expenses After Expense Reimbursement,
          (as a percentage of average net assets):
                                 Advisory   12b-1    Other       Total
                 Portfolio         Fees    Fees(1)  Expenses   Operating
                                                               Expenses
             Income
             Portfolio(2)         0.40%     0.60%    0.50%       1.50%
             The Portfolio        0.50%     0.50%    0.50%       1.50%

               (1) Under rules of the NASD, a 12b-1 fee may be treated as a sales charge for certain purposes under those rules. Because the 12b-1 fee is an annual fee charged against the assets of a portfolio, long-term shareholders may indirectly pay more in total sales charges than the economic equivalent of the maximum front-end sales charge permitted by rules of the NASD.

               (2) ISI has voluntarily agreed to limit certain of its fees with respect to Income Portfolio for a minimum of three years beginning October 1, 1995. But for ISI's waiver of expenses, the fees paid by Income Portfolio (restated to reflect current fees) would have been as follows: advisory fees, 0.65%; 12b-1 fees, 0.60%; other expenses, 0.50%; total operating expenses, 1.75%.

          Example of Portfolio Expenses:

          A shareholder would pay the following expenses on a $1,000 investment, assuming (1) a hypothetical 5% annual return, and (2) redemption at the end of each time period:

                                      1 year  3 years 5 years  10 years
                  Income Portfolio      $21     $47     $82      $179
                  The Portfolio         $20     $47     $82      $179

          A shareholder would pay the following expenses on the same investment, assuming no redemption:

                                      1 year  3 years 5 years  10 years
                  Income Portfolio      $15     $47     $82      $179
                  The Portfolio         $15     $47     $82      $179

               The foregoing table is intended to assist investors in understanding the costs and expenses that a shareholder in the applicable Portfolios will bear directly or indirectly. The Examples should not be considered a representation of past or future expenses, and actual expenses may be more or less than those assumed for purposes of the Examples. The assumed 5% return is hypothetical and should not be considered a representation of past future annual returns.


          3.   Comparison of Investment Policies and Restrictions, and Risk
               Factors.

               Although the investment objectives, policies and restrictions of the Portfolios are similar, there are certain differences between them. This section will discuss and compare the investment policies of the Portfolios and will discuss and compare the risks associated with investing the Portfolios. There can be no assurance that either the Portfolio or Income Portfolio will achieve its stated investment objective. Investment restrictions for the Portfolios are listed in the Statement of Additional Information, under "Investment Restrictions."

               Income Portfolio invests primarily in U.S. Government obligations and fixed income corporate obligations which ICM considers to be of investment grade quality. It may also invest in mortgage-backed securities, including mortgage pass-through securities and collateralized mortgage obligations ("CMOs"), and may enter into contracts for the future delivery of fixed income securities commonly referred to as "interest rate futures contracts". The Income Portfolio also may use options to purchase or sell covered interest rate futures contracts or debt securities and may write covered call options and cash secured puts. Covered call options and cash secured puts will not exceed 25% of total assets. The Income Portfolio may use financial futures contracts and related options only for "bona fide hedging" purposes. For further discussion on the Income Portfolio's investment policies and restrictions, see "Investment Objectives and Policies" and "Risk Factors and Policies Relevant to the Portfolios" in the accompanying prospectus of the Fund.

               The Portfolio invests primarily in a diversified portfolio of U.S. Government obligations and corporate securities. It may also invest in mortgage- and asset-backed securities, CMOs, zero-coupon bonds, municipal obligations, dollar-denominated obligations of U.S. branches of foreign banks ("Yankee Bonds"), foreign currency denominated securities and foreign fixed income securities. Additionally, the Portfolio may invest in interest rate futures contracts and options thereon, commodity futures contracts and options, and foreign currency futures contracts and options. The Portfolio may use financial futures contracts and related options only for "bona fide hedging" purposes. For further discussion on the Portfolio's investment policies and restrictions, see "Investment Objectives and Policies" and "Risk Factors and Policies Relevant to the Portfolios" in the accompanying prospectus of the Fund.

               The following section discusses the only investment policy permitted by Income Portfolio which is not permitted by the Portfolio, and the associated risk factors of the policy:

               Income Portfolio may invest in mortgage pass-through securities which are securities representing interests in "pools" or mortgage loans in which payments of both interest and principal on the securities are generally made monthly, in effect "passing through" monthly payments made by the individual on the mortgage loans which underlie the securities (net of fees paid to the issuer or guarantor of the securities).

               Payment of principal and interest on some mortgage pass-through securities may be guaranteed by the full faith and credit of the U.S. Government (in the case of securities guaranteed by the Government National Mortgage Association ("GNMA")); or guaranteed by agencies or instrumentalities of the U.S. Government (in the case of securities guaranteed by the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"), which are supported only by the discretionary authority of the U.S. Government to purchase the agency's obligations). For more information on GNMA certificates and FNMA and FHLMC mortgage-backed obligations, see "Mortgage-Related Securities" in the Statement of Additional Information.

               Risks of mortgage-related securities. Investment in mortgage-backed securities poses several risks, including prepayment, market, and credit risk. Prepayment risk reflects the risk that borrowers may prepay their mortgages faster than expected, thereby affecting the investment's average life and perhaps its yield. Whether or not a mortgage loan is prepaid is
          almost entirely controlled by the borrower.   Borrowers are most
          likely to exercise prepayment options at the time when it is least advantageous to investors, generally prepaying mortgages as interest rates fall, and slowing payments as interest rates rise. Besides the effect of prevailing interest rates, the rate of prepayment and refinancing of mortgages may also be affected by home value appreciation, ease of the refinancing process and local economic conditions.

               Market risk reflects the risk that the price of the security may fluctuate over time. The price of mortgage-backed securities may be particularly sensitive to prevailing interest rates, the length of time the security is expected to be outstanding, and the liquidity of the issue. In a period of unstable interest rates, there may be decreased demand for certain types of mortgage-backed securities, and a fund invested in such securities wishing to sell them may find it difficult to find a buyer, which may in turn decrease the price at which they may be sold.

               Credit risk reflects the risk that a Portfolio may not receive all or part of its principal because the issuer or credit enhancer has defaulted on its obligations. Obligations issued by U.S. government-related entities are guaranteed as to the payment of principal and interest, but are not backed by the full faith and credit of the U.S. government. The performance of private label mortgage-backed securities, issued by private institutions,
          is based on the financial health of those institutions.   With
          respect to GNMA certificates, although GNMA guarantees timely payment even if homeowners delay or default, tracking the "pass-through" payments may, at times, be difficult.

               For further information, see the Statement of Additional Information.

               The following section discusses the investment policies of the Income Portfolio, which are more restrictive than comparable policies of the Portfolio:

               (1) The Income Portfolio may enter into interest rate futures contracts and options if, immediately after such a commitment, the sum of the then aggregate futures market prices of financial instruments required to be delivered under open futures contract sales and the aggregate purchase prices under future contract purchases would not exceed 30% of total assets. The Portfolio has no such restriction.

               (2) The Income Portfolio may lend up to 10% of its securities to broker-dealers or other institutional investors. The Portfolio may lend up to 40% of its assets.

               (3) The Income Portfolio may not invest in non-income producing securities if, immediately after such investment, more than 35% of the value of its total assets would be invested in such securities. This is a fundamental policy of the Income
          Portfolio.   As an operating policy, however, the Income
          Portfolio does not intend to invest in non-income producing securities. The Portfolio has no such policy.

               (4) The Income Portfolio may not, with respect to 100% of the Income Portfolio's assets, invest in the securities of any one issuer, other than obligations of, or guaranteed by, the U.S. Government, its agencies, authorities or instrumentalities if, immediately after such investment, more than 5% of the value of the Portfolio's total assets, taken at market value, would be invested in such issuer; or more than 10% of such issuer's outstanding voting securities would be owned by Income Portfolio. In contrast, the Portfolio may not, with respect to 75% of the Portfolio's assets, invest in the securities of any one issuer, other than obligations of, or guaranteed by, the U.S. Government, its agencies, authorities or instrumentalities if, immediately after such investment, more than 5% of the value of the Portfolio's total assets, taken at market value, would be invested in such issuer; or more than 10% of such issuer's outstanding voting securities would be owned by the Income Portfolio.

               The following discusses the investment policies not permitted by the Income Portfolio which are permitted by the
          Portfolio:

               The Income Portfolio may not invest in corporate securities not considered to be investment grade quality (as defined in the prospectus to the Fund), asset-backed securities, zero-coupon bonds, municipal obligations, Yankee Bonds, foreign currency-denominated securities, foreign fixed income securities, commodity futures contracts and options, and foreign currency futures contracts and options.

               Portfolio Transactions and Brokerage. ISI, ICM or IMR arrange for the placement of orders and the execution of portfolio transactions for the Portfolios. Various brokerage firms may be used to carry out securities transactions. ISI, ICM and IMR have agreed to give primary consideration to the broker's or dealer's ability to provide the best execution of the transaction at prices most favorable to the Portfolios.

               Subject to primary consideration of best execution at prices most favorable to the Portfolios, ISI, ICM or IMR may, in the allocation of such investment transaction business, consider the general research and investment information and other services provided by the brokers and dealers, although they have adopted no formula for such allocation. These research and investment information services make available to ISI, ICM and IMR the views and information of individuals and research staffs of many securities firms for ISI's, ICM's or IMR's analysis and consideration. Although such information may be a useful supplement to ISI's, ICM's and IMR's own investment information, the value of such research and services is not expected to reduce materially the expenses of ISI, ICM or IMR in the performance of its services under the Advisory Agreements and will not reduce the advisory fee payable to ISI by the Portfolios. In recognition of the value of the above-described brokerage and research services provided by certain brokers, ISI, ICM and IMR, consistent with the standard of seeking to obtain the best execution on securities transactions, may place orders with such brokers for the execution of transactions for the Portfolios on which the commissions or discounts are in excess of those which other brokers might have charged effecting the same transactions. Further information on portfolio transactions and brokerage is discussed in the Statement of Additional Information.

          4.   Information About the Reorganization.

               Reasons for and Purposes of the Reorganization.

               The Reorganization has been recommended by the Board of Directors of the Fund as a means of combining similar portfolios of the Fund with similar investment objectives and policies in order to attempt to achieve enhanced investment performance and economies of scale. Achievement of this goal cannot, of course, be assured.

               In reaching the decision to recommend that the shareholders of the Portfolio vote to approve the Reorganization, the Board of Directors concluded that the participation of the Portfolio in the Reorganization is in the best interests of the shareholders of the Portfolio and would not result in the dilution of shareholders' interests. Their conclusion was based on a number of factors, including the following:

               1. The Reorganization would permit the shareholders of the Portfolio to pursue substantially the same investment goals in a larger fund. A larger fund should enhance the ability of the investment adviser to effect portfolio transactions on more favorable terms and give the investment adviser greater investment flexibility and the ability to select a larger number of securities transactions for the combined funds, with the attendant ability to spread investment risks among a larger number of securities transactions. Combining the Portfolios will permit the reduction or elimination of certain duplicate costs and expenses which will contribute to the strength and viability of the surviving portfolio. In this regard, it was noted that the Portfolio and Income Portfolio have similar management arrangements.

               2. The Board of Directors considered the qualifications and experience of ICM in the field of investment management and concluded that they were very well qualified to provide the services currently provided by IMR to the Portfolio.

                    Plan of Reorganization. The following summary of the proposed Plan is qualified in its entirety by reference to the Plan attached to this Proxy Statement/Prospectus as Exhibit A. The Plan provides that Income Portfolio will acquire all or substantially all of the assets of the Portfolio in exchange for shares of Income Portfolio and the assumption by Income Portfolio of certain identified liabilities of the Portfolio on December 18, 1995, (the "Closing Date"), or such later date as provided for pursuant to the Plan. Income Portfolio will not assume any liabilities or obligations of the Portfolio, other than those reflected in an unaudited statement of assets and liabilities of the Portfolio as of the normal close of business of the New York Stock Exchange (currently 4:00 p.m., New York City time) on December 15, 1995 (the "Valuation Date"). The number of full and fractional shares of Income Portfolio to be issued to shareholders of the Portfolio will be determined on the basis of the relative net asset values per share and aggregate net assets of Income Portfolio and the Portfolio computed as of the close of business on the New York Stock Exchange on the Valuation Date. The net asset value per share for both Income Portfolio and the Portfolio will be determined by dividing their respective assets, less liabilities, by the total number of their respective outstanding shares. Portfolio securities of both Income Portfolio and the Portfolio will be valued in accordance with the valuation practices of Income Portfolio as described under "Net Asset Value" in the current prospectus of the Fund.

               The Board of Directors of the Fund has determined that the interests of existing shareholders will not be diluted as a result of the transactions contemplated by the Reorganization, and that participation in the Reorganization is in the best interests of shareholders of the Portfolio and Income Portfolio, respectively.

               Prior to the Closing Date, the Portfolio will endeavor to discharge all of its known liabilities and obligations. The liabilities assumed are expected to relate generally to expenses incurred in the ordinary course of the Portfolio's operations, such as accounts payable relating to custodian and transfer agency fees, legal and accounting fees, and expenses of state securities registration of the Portfolio's shares. Income Portfolio will assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the Portfolio as of the close of the New York Stock Exchange on the Valuation Date prepared by Fund/Plan Services, Inc., the Fund's transfer agent, in accordance with generally accepted accounting principles consistently applied from the prior audited period. Income Portfolio will assume only those liabilities of the Portfolio reflected in that unaudited statement of assets and liabilities and will not assume any other liabilities.

               As of or prior to the Closing Date, the Portfolio contemplates declaring and paying a dividend or dividends which are intended to have the effect of distributing to the Portfolio's shareholders all of the Portfolio's net income which has not been distributed previously.

               Immediately after the Closing, the Portfolio will constructively distribute pro rata to its shareholders of record as of the close of business on the Valuation Date the full and fractional shares of Income Portfolio received by the Portfolio, and the Portfolio will then terminate. Such constructive distribution will be accomplished by the establishment of accounts on the shareholder records of Income Portfolio in the name of Portfolio shareholders, each representing the respective pro rata number of full and fractional shares of Income Portfolio due such shareholders. After the Closing Date, any outstanding certificates representing shares of the Portfolio will represent shares of Income Portfolio constructively distributed to the record holders of the Portfolio. Share certificates of the Portfolio will, upon presentation to the Transfer Agent of the Fund, be exchanged for shares of Income Portfolio. Certificates for Income Portfolio shares will be issued only upon written request.

               The consummation of the Plan is subject to the conditions set forth therein. The Plan may be terminated at any time prior to the Closing Date, before or after approval by shareholders of the Portfolio, by resolution of the Board of Directors of the Fund, if circumstances should develop that, in the opinion of the Board, make proceeding with the Reorganization inadvisable.

               Approval of the Plan will require the affirmative vote of the holders of a majority of the outstanding voting securities of the Portfolio, as defined by the 1940 Act. If the Reorganization is not approved by the shareholders of the Portfolio, the Board of Directors of the Fund intends to terminate and liquidate the Portfolio on or before December 27, 1995. The shareholders of the Portfolio, in the event the Reorganization is not approved, would be notified promptly by ISI of the options shareholders would have to avail themselves of prior to liquidation. The primary options would be (1) exchanging shares of the Portfolio for shares of the Income Portfolio or any other portfolio of the Fund, or (2) complete redemption of shares. Any shareholders who had not availed themselves of options (1) or (2) prior to December 27, 1995, would received a liquidating distribution from the Portfolio (option 3). All such options could involve a taxable transaction to the shareholder.

               THE BOARD OF DIRECTORS OF THE FUND UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN.

               Description of shares of Income Portfolio. Full and fractional shares of common stock of Income Portfolio will be issued to shareholders of the Portfolio in accordance with the procedures under the plan as described above. Each share will be fully paid and non-assessable and will be redeemable at the net asset value per share (subject to the CDSC discussed above), and will have no preemptive or conversion rights. See "Comparative Information on Shareholder Rights" below for additional information with respect to the shares of Income Portfolio.

               Federal Income Tax Consequences. The Reorganization is intended to qualify for Federal income tax purposes as a tax-free reorganization under Section 368 (a) (1) (C) of the Internal Revenue Code of 1986, as amended (the "Code"), with no gain or loss recognized as a consequence of the Reorganization by Income Portfolio, the Portfolio, or the shareholders of the Portfolio. As a condition to the closing of the Reorganization, the Fund, on behalf of the Portfolio and Income Portfolio, will have received an opinion from the law firm of Dechert Price & Rhoads to that effect. That opinion will be based in part upon representations made by the Fund on behalf of the Portfolio and Income Portfolio and certain facts and assumptions.

               Shareholders of the Portfolio should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the Federal income tax consequences of the Reorganization, shareholders of the Portfolio should also consult their tax advisers as to state, local, and other tax consequences, if any, of the Reorganization.

               Capitalization. The following table, which is unaudited, shows the capitalization of the Portfolio and Income Portfolio as of June 30, 1995, as well as the pro forma combined capitalization of both funds assuming the Reorganization had been approved.

                                Income Portfolio  The Portfolio    Pro Forma
             Net assets              $27,584,603     $2,962,190  $30,546,793
             Net asset value
             per share                    $50.03         $39.91       $50.03
             Shares
             outstanding                 551,410         74,220      610,618

               The Reorganization is being accounted for by Income Portfolio by the method used for a tax-free reorganization of an investment company. Under this method (sometimes referred to as a "pooling without restatement"), the aggregate net asset value of the Income Portfolio shares issued will equal the aggregate net asset value of the Portfolio.

               Expenses of the Transaction. The expenses relating to the Reorganization will be borne as follows. ISI, the Portfolio and Income Portfolio will each pay one-third of the expenses incurred in connection with entering into and consummating the transaction contemplated by the Agreement and Plan of Reorganization.

          5.   Comparative Information on Shareholder Rights.

               General. The Portfolio and Income Portfolio are each governed by the Articles of Incorporation of the Fund, the Fund's By-Laws, and applicable Maryland law.

               As a result of the Reorganization, shareholders of the Portfolio will have identical voting rights and rights upon dissolution as they currently have with respect to the Fund. As shareholders of Income Portfolio, shareholders of the Portfolio will continue to have one vote for each share of stock for which they are record owners, together with pro-rata voting rights for any fractional shares held. The Fund is not required to hold annual meetings unless specifically required to do so under applicable law or regulation. If at any time, less than a majority of the directors of the Fund then in office shall consist of directors elected by stockholders, a meeting of shareholders shall be called by the Fund for the purpose of electing directors. A special meeting of the shareholders will be called at the request of shareholders entitled to cast at least 25% of all votes entitled to be cast at the meeting, provided the shareholders calling such special meeting have committed to paying the reasonably estimated cost of preparing for and holding such meeting.

          6.   Information About the Portfolios.

               Information concerning the operation and management of the Portfolio and Income Portfolio is incorporated herein by reference from the current prospectus of the Fund dated May 1, 1995, as supplemented October 1, 1995. Additional information is included in the Statement of Additional Information dated May 1, 1995, which has been filed with the Securities and Exchange Commission. A copy of that Statement is available upon request and without charge by calling 1-800-972-9030. Reports and other information filed by the Fund including charter documents, can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission, located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Atlanta Regional Office of the Securities and Exchange Commission, 3475 Lenox Road, Suite 1000, Atlanta, Georgia 30326. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

          Certain Affiliations

               INVESCO Services, Inc., the Fund's investment adviser, manager and distributor, INVESCO Capital Management, Inc., the sub-adviser to Income Portfolio, and INVESCO Management & Research, Inc., the sub-adviser to the Portfolio, each are controlled by INVESCO PLC, an English public limited company which is a holding company of global investment managers.

          Financial Statements and Experts

               The financial statements of the Fund contained in the Fund's annual report to shareholders for the fiscal year ended
          December 31, 1994, included in the Statement of Additional Information to this Proxy/Prospectus, and incorporated by reference herein, have been included and incorporated herein in reliance on the report of Price Waterhouse LLP, independent certified public accounts.

          Legal Matters

               Certain legal matters concerning the issuance of shares of Income Portfolio will be passed upon by Kirkpatrick & Lockhart, LLP. Dechert Price & Rhoads will render an opinion as to certain Federal income tax consequences of the Reorganization.

               THE BOARD OF DIRECTORS OF THE FUND, INCLUDING THE
          INDEPENDENT DIRECTORS, UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN OF REORGANIZATION, AND ANY UNMARKED PROXIES WILL BE SO VOTED.

          Shareholder Proposals for Subsequent Meetings

               The Fund does not, as a general matter, hold regular annual or other meetings of shareholders. Any shareholder who wishes to submit proposals to be considered at a subsequent meeting of shareholders should send such proposals to the principal executive offices of the Fund, located at 1315 Peachtree Street, N.E., Atlanta, Georgia 30309. It is suggested that proposals be submitted by certified mail, return receipt requested.

                                    Other Business

               The Directors of the Fund know of no other business to be brought before the Meeting. However, if any other matters properly come before the Meeting, proxies will be voted in accordance with the judgment of the Directors.

               If you cannot attend the Meeting in person, please complete and sign the enclosed proxy and return it in the envelope provided so that the Meeting may be held and action taken on the matters described herein with the greatest possible number of shares participating.

                                  Voting Information

               Proxies from the shareholders of the Portfolio are being solicited by the Board of Directors of the Fund for the Special Meeting to be held on December 14, 1995, at the Fund's offices at 1315 Peachtree Street, N.E., Atlanta, Georgia 30309 at
          10:00 a.m. (local time), or at such later time made necessary by adjournment. A proxy may be revoked at any time at or before the meeting by oral or written notice to the Secretary of the Fund. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, for approval of the Plan and the Reorganization. Approval of the Plan and the Reorganization will require the affirmative vote of the holders of a majority of the Fund's outstanding voting securities. For purposes of determining the presence of a quorum for transacting business at the Special Meeting, abstentions and broker "non-votes" will be treated as shares that are present, but which have not been voted. For this reason, abstention and broker "non-votes" will have the effect of a "no" vote for purposes of obtaining approval of the Plan of Reorganization.

               Proxies are to be solicited by mail. Additional solicitations may be made by telephone, telegraph or personal contact by officers, employees or agents of INVESCO Services, Inc. and its affiliates.

               Shareholders of the Portfolio of record at the close of business on October 31, 1995 ("Record Date") will be entitled to vote at the Special Meeting or any adjournment thereof. The holders of one third of the shares of the Portfolio outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the meeting. Shareholders are entitled to one vote for each share held and fractional votes for fractional shares held. As of __________, 1995, as shown on the books of the Portfolio, there were issued and outstanding _______________ shares of common stock of the Portfolio. As of __________, 1995 , as shown on the books of Income Portfolio, there were issued and outstanding shares of common stock.

               In the event that a quorum is present at the meeting, but sufficient votes to approve the Plan are not received, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares represented at the meeting in person or by proxy. If a quorum is present, the persons names as proxies will vote those proxies which they are entitled to vote FOR the Plan in favor of such an adjournment and will vote those proxies which they are required to vote AGAINST the Plan against any such adjournment.

               The votes of the shareholders of Income Portfolio are not being solicited, since their approval or consent is not necessary for the Reorganization to take place.

               As of __________, 1995, the officers and Directors of the Fund as a group beneficially owned less than 1% of the outstanding shares of Income Portfolio and the following persons owned of record or beneficially 5% or more of Income Portfolio's outstanding shares;

               As of __________, 1995, the officers and Directors of the Fund as a group beneficially owned less than 1% of the outstanding shares of the Portfolio and the following persons of record or beneficially owned 5% or more of the Portfolio's outstanding shares.

          [To be completed by amendment.]

                                                           APPENDIX A


                                      [FORM OF]
                         AGREEMENT AND PLAN OF REORGANIZATION


               THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ____ day of ___________, 1995, by and between Income Portfolio (the "Acquiring Fund"), a series of The EBI Funds, Inc. ("The EBI Funds"), a Maryland corporation with its principal place of business at 1315 Peachtree Street, N.E., Atlanta, Georgia 30309, and Relative Return Bond Portfolio (the "Acquired Fund"), a separate series of The EBI Funds.

               This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for shares of common stock, ($0.001 par value per share), of the Acquiring Fund (the "Acquiring Fund Shares"), the assumption by the Acquiring Fund of certain identified liabilities of the Acquired Fund, and the constructive distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

               WHEREAS, The EBI Funds is an open-end, registered investment company of the management type, and the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest;

               WHEREAS, The EBI Funds is authorized to issue its shares of common stock in separate series, including the Acquiring Fund and the Acquired Fund, each of which maintains a separate and distinct portfolio of assets;

               WHEREAS, the Board of Directors of The EBI Funds, on behalf of the Acquiring Fund, has determined that the exchange of all or substantially all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquiring Fund and its shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction;

               WHEREAS, the Board of Directors of The EBI Funds, on behalf of the Acquired Fund, has determined that the exchange of all or substantially all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquired Fund and its shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

               NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

          1. TRANSFER OF ASSETS OF THE ACQUIRED FUND TO THE ACQUIRING FUND IN EXCHANGE FOR THE ACQUIRING FUND'S SHARES, THE ASSUMPTION OF CERTAIN IDENTIFIED ACQUIRED FUND LIABILITIES AND THE LIQUIDATION OF THE ACQUIRED FUND

               1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, The EBI Funds on behalf of the Acquired Fund agrees to transfer all of the Acquired Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund, and The EBI Funds on behalf of the Acquired Fund agrees in exchange therefor (i) to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets computed in the manner and as of the time and date set forth in paragraph 2.1 by the net asset value of one Acquiring Fund Share computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain identified liabilities of the Acquired Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

               1.2 The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, cash equivalents, securities, commodities and futures interests and dividends or interest receivables, claims and rights of action, rights to register shares under applicable securities laws, and books and records, which are owned by the Acquired Fund and any deferred or prepaid expenses shown as assets on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

               1.3 The Acquired Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves (expected to include expenses incurred in the ordinary course of the Acquired Fund's operations, such as accounts payable relating to custodian and transfer agency fees, legal and audit fees, and expenses of state securities registration of the Acquired Fund's shares) reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared by Fund/Plan Services, Inc., the transfer agent of the Acquired Fund and the Acquiring Fund, as of the Valuation Date (as defined in paragraph 2.1) in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected on that unaudited statement of assets and liabilities and shall not assume any other liabilities.

               1.4 Immediately after the transfer of assets provided for in paragraph 1.1, the Acquired Fund will distribute pro rata to the Acquired Fund's shareholders of record, determined as of immediately after the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1 and will completely liquidate. Acquired Fund shall take any further actions in connection with its liquidation as required by applicable law. Such distribution and liquidation will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders. The aggregate net asset value of Acquiring Fund Shares to be so credited to Acquired Fund Shareholders shall be equal to the aggregate net asset value of the Acquired Fund shares owned by such shareholders as of immediately after the close of business on the Valuation Date. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund, although share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 2.3. The Acquiring Fund will not issue certificates representing the Acquiring Fund Shares in connection with such exchange except upon request by a shareholder of the Acquired Fund.

               1.5 Ownership of Acquiring Fund Shares will be shown on the share transfer books of the Acquiring Fund. Shares of the Acquiring Fund will be issued in the manner described in The EBI Funds' then-current prospectus and statement of additional information.

          2.   VALUATION

               2.1 The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the normal close of business of the New York Stock Exchange on December 15, 1995, the Valuation Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in The EBI Funds' then-current prospectus or statement of additional information.

               2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of immediately after the close of business of the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in The EBI Funds' then-current prospectus or statement of additional information.

               2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of an Acquiring Fund Share determined in accordance with paragraph 2.2.

               2.4 All computations of value with respect to the Acquiring Fund shall be made by Fund/Plan Services, Inc. in accordance with its regular practice for the Funds.

          3.   CLOSING AND CLOSING DATE

               3.1 The Closing Date shall be December 18, 1995 or such later date as the parties may agree in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of immediately before the start of business on the Closing Date unless otherwise agreed to by the parties. The start of business on the Closing Date shall be as of 9:00 a.m., New York time. The Closing shall be held at the offices of INVESCO Services, Inc., Atlanta, Georgia or at such other place and time as the parties shall mutually agree. If, immediately before the Valuation Time, (a) the NYSE is closed to trading or trading thereon is restricted or (b) trading or the reporting of trading on the NYSE or elsewhere is disrupted, so that accurate appraisal of the net asset value of Acquired Fund and the NAV per Acquiring Fund Share is impracticable, the Effective Time shall be postponed until the first business day after the day when such trading shall have been fully resumed and such reporting shall have been restored.

               3.2 United Missouri Bank of Kansas City, N.A., as custodian for The EBI Funds (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that: (a) the Acquired Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund; and (b) all necessary taxes including without limitation all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities.

               3.3 Fund/Plan Services, Inc. (the "Transfer Agent"), on behalf of each of the Acquired Fund and the Acquiring Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Acquired Fund or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

          4.   REPRESENTATIONS AND WARRANTIES

               4.1 The EBI Funds, with respect to the Acquired Fund, represents and warrants to the Acquiring Fund as follows:

               (a) The EBI Funds is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

               (b) The EBI Funds is a registered open-end investment company and its registration with the Securities and Exchange Commission (the "Commission") as an investment company with respect to each series of Shares it offers, including those of the Acquired Fund, under the Investment Company Act of 1940 (the "1940 Act") and the registration of its shares under the Securities Act of 1933 (the "1933 Act") are in full force and effect;

               (c) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund or The EBI Funds is a party or by which either is bound;

               (d) The Acquired Fund has no material contracts or other commitments (other than this Agreement) which will be terminated with liability to it prior to the Closing Date;

               (e) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquired Fund or any properties or assets held by it. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

               (f) The Statement of Assets and Liabilities of the Acquired Fund at December 31, 1994, has been audited by Price Waterhouse, independent certified public accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquiring Fund) presents fairly, in all material respects, the financial position of the Acquired Fund as of such date, and there are no known contingent liabilities of the Acquired Fund as of such date not disclosed therein;

               (g) Since December 31, 1994, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (g), a decline in net asset value per share of the Acquired Fund, the discharge of Acquired Fund liabilities, or the redemption of Acquired Fund shares by Acquired Fund Shareholders shall not constitute a material adverse change;

               (h) At the Closing Date, all material Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns;

               (i) For each taxable year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such;

               (j) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the Transfer Agent, as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares;

               (k) At the Closing Date, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2, subject to the shareholder approval referred to in Section 5, and full right, power, and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund;

               (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of The EBI Funds' Directors, and, subject to the approval of the Acquired Fund Shareholders, this Agreement will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

               (m) The information to be furnished by the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto; and

               (n) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.6 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, not materially misleading.

               4.2 The EBI Funds, on behalf of the Acquiring Fund, represents and warrants to the Acquired Fund as follows:

               (a) The EBI Funds is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

               (b) The EBI Funds is a registered open-end investment company and its registration with the Commission as an investment company with respect to each series of shares it offers, including those of the Acquiring Fund, under the 1940 Act, and the registration of its shares under the 1933 Act, are in full force and effect;

               (c) The current prospectus and statement of additional information of The EBI Funds conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

               (d) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets;

               (e) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result in a material violation of The EBI Funds' Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund or The EBI Funds is a party or by which either is bound;

               (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Acquiring Fund or any of its properties or assets. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

               (g) The Statement of Assets and Liabilities of the Acquiring Fund at December 31, 1994, has been audited by Price Waterhouse, independent certified public accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquired Fund) presents fairly, in all material respects, the financial position of the Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date not disclosed therein;

               (h) Since December 31, 1994, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred. For the purposes of this subparagraph (h), a decline in net asset value per share of the Acquiring Fund, the discharge of Acquiring Fund liabilities, or the redemption of Acquiring Fund shares by Acquiring Fund shareholders, shall not constitute a material adverse change;

               (i) At the Closing Date, all material Federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquiring Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns;

               (j) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Acquiring Fund. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares;

               (k) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Directors of The EBI Funds, as issuer of the Acquiring Fund, and this Agreement will constitute a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

               (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable by the Acquiring Fund;

               (m) The information to be furnished by the Acquiring Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto;

               (n) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading;

               (o) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to continue its operations after the Closing Date; and

               (p) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such.

          5.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

               5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distributions that may be advisable.

               5.2 The Acquired Fund will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

               5.3 The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

               5.4 The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund Shares.

               5.5 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

               5.6 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(n), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

          6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

               The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

               6.1 All representations and warranties of The EBI Funds on behalf of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

               6.2 The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement and as to such other matters as the Acquired Fund shall reasonably request; and

               6.3 The Acquired Fund shall have received on the Closing Date the opinion of Kirkpatrick & Lockhart, LLP, counsel to the Acquired Fund, in a form reasonably satisfactory to the Acquired Fund, and dated as of the Closing Date, that:

               (a) The EBI Funds has been duly formed and is validly existing and in good standing under the laws of the State of Maryland; (b) the Acquiring Fund has the power to carry on its business, including that of the Acquiring Fund, as presently conducted; (c) the Agreement has been duly authorized, executed and delivered by The EBI Funds on behalf of the Acquiring Fund and constitutes a valid and legally binding obligation of The EBI Funds on behalf of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and laws of general applicability relating to or affecting creditors' rights and to general equity principles;
          (d) the execution and delivery of the Agreement did not and the exchange of the Acquired Fund's assets for shares of the Acquiring Fund pursuant to the Agreement will not violate The EBI Funds' Articles of Incorporation or Bylaws or result in a default under or breach of any of the agreements filed as exhibits to (or incorporated by reference in) The EBI Funds' most recent post-effective amendment of its registration statement on Form N-1A; and (e) to the knowledge of such counsel, all regulatory consents, authorizations, approvals or filings required to be obtained or made by The EBI Funds on behalf of the Acquiring Fund under the Federal laws of the United States or the State of Maryland for the exchange of the Acquired Fund's assets for shares of the Acquiring Fund, pursuant to the Agreement have been obtained or made.

          7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

               The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

               7.1 All representations and warranties of The EBI Funds with respect to the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

               7.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, as of the Closing Date, certified by the Treasurer of the Acquired Fund;

               7.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of The EBI Funds with respect to the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request; and

               7.4 The Acquiring Fund shall have received on the Closing Date the opinion of Kirkpatrick & Lockhart LLP, counsel to the Acquiring Fund dated as of the Closing Date, that:

               (a) The EBI Funds has been duly formed and is validly existing and in good standing under the laws of the State of Maryland; (b) The EBI Funds has the power to carry on its business, including that of the Acquired Fund, as presently conducted; (c) the Agreement has been duly authorized, executed and delivered by The EBI Funds with respect to the Acquired Fund and constitutes a valid and legally binding obligation of The EBI Funds with respect to the Acquired Fund enforceable against the Acquired Fund in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and laws of general applicability relating to or affecting creditors' rights and to general equity principles;
          (d) the execution and delivery of the Agreement did not and the exchange of the Acquired Fund's assets for shares of the Acquiring Fund pursuant to the Agreement will not violate The EBI Funds' Articles of Incorporation or Bylaws or result in a default under or breach of any of the agreements filed as exhibits to (or incorporated by reference in) The EBI Funds' most recent post-effective amendment of its registration statement on Form N-1A; and (e) to the knowledge of such counsel, all regulatory consents, authorizations, approvals or filings required to be obtained or made by The EBI Funds with respect to the Acquired Fund under the Federal laws of the United States or the State of Maryland for the exchange of the Acquired Fund's assets for shares of the Acquiring Fund, pursuant to the Agreement have been obtained or made.

          8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

               If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

               8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of The EBI Funds' Articles of Incorporation and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this paragraph 8.1;

               8.2 On the Closing Date, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

               8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

               8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effective-ness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act; and

               8.5 The parties shall have received the opinion of Dechert Price & Rhoads, counsel to INVESCO Services, Inc. addressed to The EBI Funds substantially to the effect that the transaction contemplated by this Agreement constitutes a tax-free reorganization for Federal income tax purposes. The delivery of such opinion is conditioned upon receipt by Dechert Price & Rhoads of representations it shall request of the parties. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the condition set forth in this paragraph 8.5.

          9.   BROKERAGE FEES AND EXPENSES

               9.1 The EBI Funds on behalf of Acquiring Fund and The EBI Funds on behalf of the Acquired Fund each represents and warrants to the other that it has no obligations to pay any brokers or finders fees in connection with the transactions provided for herein.

               9.2 Each party to this Agreement shall pay one-third of the expenses incurred in connection with entering into and consummating the transaction contemplated by this Agreement.

          10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

               10.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

               10.2 The representations and warranties contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder.

          11.  TERMINATION

               This Agreement and the transaction contemplated hereby may be terminated and abandoned by either party, by mutual agreement or by resolution of the party's Board of Directors at any time prior to the Closing Date, if circumstances should develop that, in the opinion of such Board, make proceeding with the Agreement inadvisable. In the event of termination under this Section 11, there shall be no liability for damages on the part of either Fund, its officers, or Directors.

          12.  AMENDMENTS

               This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund Shareholders called by the Acquired Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

          13.  NOTICES

               Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, addressed to the Acquired Fund, 1315 Peachtree Street, N.E., Atlanta, Georgia 30309, Attention:
          Mark F. Moots, Jr. or to the Acquiring Fund, 1315 Peachtree Street, N.E., Atlanta, Georgia 30309, Attention: Mark F. Moots, Jr.

          14.  HEADINGS; COUNTERPARTS; ASSIGNMENT; LIMITATION OF LIABILITY

               14.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

               14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

               14.3 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

               14.4 It is expressly agreed that the obligations of the Acquiring Fund hereunder shall not be binding upon any of the Directors, shareholders, nominees, officers, agents, or employees of The EBI Funds personally, but bind only the property of the Acquiring Fund. The execution and delivery of this Agreement have been authorized by the Directors of The EBI Funds and signed by authorized officers of the Acquiring Fund acting as such, and neither such authorization by such Directors nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of the Acquiring Fund.

               14.5 It is expressly agreed that the obligations of the Acquired Fund hereunder shall not be binding upon any of the Directors, shareholders, nominees, officers, agents, or employees of The EBI Funds personally, but bind only the property of the Acquired Fund. The execution and delivery of this Agreement have been authorized by the Directors of The EBI Funds and signed by authorized officers of the Acquired Fund acting as such, and neither such authorization by such Directors nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of the Acquired Fund.

               14.6 This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland; provided that, in the case of any conflict between such laws and the federal securities laws, the latter shall govern.

               IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President and its seal to be affixed thereto and attested by its Secretary or Assistant Secretary.

          Attest:                            THE EBI FUNDS, INC.
                                               on behalf of
                                             INCOME PORTFOLIO

          ______________________________     By:___________________________
          Secretary

          Attest:                            THE EBI FUNDS, INC.
                                                on behalf of
                                             RELATIVE RETURN BOND PORTFOLIO

          ______________________________     By:___________________________
          Secretary

                                                          APPENDIX B
                                        PROXY

                                 THE EBI FUNDS, INC.
                  SPECIAL MEETING OF SHAREHOLDERS, December 14, 1995

               The undersigned hereby appoints              and          ,
          and each of them, his attorneys and proxies with full power of substitution, to vote and act with respect to all shares of Relative Return Bond Portfolio (the "Portfolio"), a series of The EBI Funds, Inc. (the "Fund") of the undersigned at the Special Meeting of Shareholders of the Portfolio to be held at 10:00 a.m., (local time) on December 14, 1995 and at offices of the Fund, 1315 Peachtree Street, N.E., Atlanta, Georgia 30309, and at any adjournment thereof (the "Meeting"), and instructs them to vote as indicated on the matters referred to in the Proxy Statement for the Meeting, receipt of which is hereby acknowledged, with discretionary power to vote upon such other business as may properly come before the Meeting.

               THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE FUND. The Board of Directors recommends that you vote FOR the following proposal:

          I. Approval of an Agreement and Plan of Reorganization providing for the acquisition of all of the assets of the Portfolio by the Income Portfolio in exchange for shares of Income Portfolio, the distribution of such Income Portfolio shares to shareholders of the Portfolio, and the subsequent dissolution of the Portfolio.

                    FOR [    ]   AGAINST [    ]     ABSTAIN [    ]

               This Proxy will be voted as specified. IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTE FOR THIS PROPOSAL.

                                   Receipt of the Notice of Special Meeting and Proxy Statement is hereby acknowledged.

                                   DATED: ---------------------, 1995

                                   ---------------------------------------

                                   ---------------------------------------
                                   Signature(s) of Shareholder(s)

          This Proxy must be signed exactly as your name(s) appear hereon. If as attorney, executor, guardian or in some representative capacity or as an officer of a corporation, please add title as such.

                PLEASE VOTE, SIGN AND DATE THIS PROXY AND RETURN IT IN
                         THE ENCLOSED POSTAGE PAID ENVELOPE.

                                 THE EBI FUNDS, INC.

                      SUPPLEMENT TO PROSPECTUS DATED MAY 1, 1995
                              Effective October 1, 1995

          This supplement includes information for shareholders of the EBI Funds, Inc. Shareholders of the following portfolios should pay particular attention to: Income Portfolio (pages 1-6), Flex Portfolio (page 3) and the Relative Return Bond Portfolio (page 6).

          The PURCHASES and REDEMPTIONS sections in the Summary on pages 2 and 3 of the prospectus are deleted in their entirety and replaced with the following:

PURCHASES:
Shares of each Portfolio, except the Cash Management Portfolio, are offered at net asset value without a sales charge, but are subject to a contingent deferred sales charge ("CDSC") of a set percentage of the dollar amount subject thereto during the first year after purchase. This set percentage for the Equity, Flex, MultiFlex, Real Estate, and International Value Portfolios is 1%, and for the Income Portfolio is 0.60% (for the period May 1, 1995, through September 30, 1995, the rate was 1.0%), and for the
Relative Return Portfolio is 0.50%.   Shares of the Cash
Management Portfolio are offered at net asset value. The minimum initial purchase of shares in one or more of the Portfolios is $25,000, except that the minimum initial purchase of shares in the Cash Management Portfolio is $1,000 or more at any time. Retirement plans may make subsequent investments of $250 or more.

The Portfolios reserve the right to reduce or waive minimum purchase requirements in certain cases. (See "The EBI Funds, Inc. Shareholder Services Guide - How to Buy Shares").

Each Portfolio, except the Cash Management Portfolio, has adopted a plan of distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the plan, the Portfolios may incur certain distributions costs; however, such costs may not exceed a maximum amount equal to 0.50% per annum of the Relative Return Bond Portfolio s average daily net assets and 0.60% per annum of the Income Portfolio s average daily net assets. All other Portfolios distribution costs may not exceed 1.0% per annum of their average daily net assets (except the Cash Management Portfolio). Pursuant to the plan, the Portfolios make payments to the Distributor, subject to the maximum annual limitations described above, to reimburse the Distributor for expenses incurred in the distribution of their shares.
Generally, an asset-based fee for selling Fund shares and providing services to shareholders will be paid at least quarterly by the Distributor to broker-dealers who sell shares of these Portfolios. On each purchase, a 1% sales commission may be paid by the Distributor to the selling broker-dealer for the Equity, Flex, MultiFlex, Real Estate, and International Value Portfolio assets; for Relative Return Bond Portfolio this sales commission is 0.50% and for Income Portfolio it is 0.60%. There are no charges to the shareholder on purchase of shares at the time of purchase. (See "Plan of Distribution").

REDEMPTIONS:
A CDSC is applicable to shares purchased by new investors on or after May 1, 1995, and redeemed within the first year after purchase. For the Relative Return Bond Portfolio the CDSC is 0.50%, for the Income Portfolio it is 0.60% (for the period May 1, 1995, through September 30, 1995, the rate was 1.0%) and for all other Portfolios it is 1.00%. There is no CDSC applicable to additional purchases of shares in any of the Portfolios by shareholders of record on April 30, 1995. Redemptions of shares of the Cash Management Portfolio are generally not subject to a CDSC; however, a CDSC may be applicable to redemptions of shares of the Cash Management Portfolio if the redeemed shares were exchanged from another Portfolio. The CDSC is assessed on an amount equal to the lesser of the original purchase price or the redemption price of the shares redeemed. The amount paid upon redemption will be the net asset per share next determined after the redemption request is received in proper form, less the amount of any applicable CDSC. Payment will be made no later than three days after receipt of a redemption request in good order. Shares may be redeemed by writing or calling Fund/Plan Services, Inc. (the "Transfer Agent"). Redemptions may also be effected through the shareholder s securities dealer of record.

Each Portfolio has the right to redeem shareholder accounts which fall below a minimum level as a result of redemptions of shares ($10,000 or less for all Portfolios, except the Cash Management Portfolio, which is $1,000 or less. See "The EBI Funds, Inc. Shareholder Services Guide - How to Redeem Shares").

Page 4, FEE TABLE, is deleted in its entirety and replaced with the following:

                                      FEE TABLE
Shareholder Transaction Expenses:
Maximum Sales Charge Imposed on Purchase of Shares
(as a percentage of offering
price)............................................    None
Contingent Deferred Sales Charge
(as a percentage of original purchase price       First year
or redemption price, whichever is                 equal to
lower)........................................... 12b-1 column shown below,
                                                  0% after
                                                  first year

Annual Operating Expenses (as a percentage of average net assets):

                                   Advisory      12b-1
Portfolio                            Fees        Fees (1)

Equity Portfolio                    0.75%         1.00%
Income Portfolio (3)                0.40%         0.60%
Flex Portfolio                      0.75%         1.00%
MultiFlex Portfolio                 1.00%         1.00%
Relative Return Bond Portfolio      0.50%         0.50%
Real Estate Portfolio               0.90%         1.00%
International Value Portfolio       1.00%         1.00%
Cash Management Portfolio           0.50%          N/A

                                   Other          Total Operating
Portfolio                          Expenses        Expenses (2)

Equity Portfolio                     0.50%          2.25%
Income Portfolio (3)                 0.50%          1.50%
Flex Portfolio                       0.50%          2.25%
MultiFlex Portfolio                  0.50%          2.50%
Relative Return Bond Portfolio       0.50%          1.50%
Real Estate Portfolio                0.50%          2.40%
International Value Portfolio        0.50%          2.50%
Cash Management Portfolio            0.50%          1.00%


(1) Under rules of the National Association of Securities Dealers, Inc. ("NASD"), a 12b-1 fee may be treated as a sales charge for certain purposes under those rules. Because the 12b-1 fee is an annual fee charged against the assets of a Portfolio, long-term shareholders may indirectly pay more in total sales charges than the economic equivalent of the maximum front-end sales charge permitted by rules of the NASD.

(2) ISI has voluntarily agreed to limit the Total Operating Expenses of the Portfolios to assure that Portfolio expenses do not exceed the designated maximum amounts shown above. The expense ceilings include reductions at larger asset sizes to reflect anticipated economies of sacale as the Portfolios grow in size. (See "Management of the Fund").

(3) ISI has voluntarily agreed to limit certain of its fees with respect to Income Portfolio for the three-year period beginning October 1, 1995. If these limitations were not in effect, the portfolio s advisory fees, 12b-1 fees, other expenses and total operating expenses would be 0.65%, 0.60%, 0.50% and 1.75%, respectively, of average daily net assets. (See "Management of the Fund").

Example of Portfolio Expenses:

A shareholder would pay the following expenses on a $1,000
investment, assuming (1) a hypothetical 5% annual return and (2) redemption at the end of each time period:


                                                          10
                              1 year  3 years  5 years   years
Equity Portfolio               $33      $70     $120     $258
Income Portfolio               $21      $47      $82     $179
Flex Portfolio                 $33      $70     $120     $258
MultiFlex Portfolio            $35      $78     $133     $284
Relative Return Bond           $20      $47      $82     $179
 Portfolio









Real Estate Portfolio          $34      $75      N/A     N/A
International Value            $35      $78      N/A     N/A
 Portfolio
Cash Management Portfolio      $10      $32      $55     $122

A shareholder would pay the following expenses on the same investment, assuming no redemption:



                                                        10
                             1 year  3 years  5 years  years
Equity Portfolio               $23      $70     $120    $258
Income Portfolio               $15      $47      $82    $179
Flex Portfolio                 $23      $70     $120    $258
MultiFlex Portfolio            $25      $78     $133    $284
Relative Return Bond           $15      $47      $82    $179
 Portfolio
Real Estate Portfolio          $24      $75      N/A    N/A
International Value            $25      $78      N/A    N/A
 Portfolio
Cash Management Portfolio      $10      $32      $55    $122

 The foregoing Fee Table is intended to assist investors in understanding the costs and expenses that a shareholder in the applicable Portfolios will bear directly or indirectly. Those investment advisory fees which equal or exceed 0.75% of average net assets are higher than those generally charged by investment advisers to similar funds for advisory services. However, the Adviser also provides certain supervisory and administrative services to the Portfolios pursuant to the Investment Advisory Agreement. For a more detailed description of such costs and expenses, see "Management of the Fund" and "Plan of Distribution." The Examples set forth above assume reinvestment of all dividends and distributions. The Examples should not be considered a representation of past or future expenses, and actual expenses may be more or less than those assumed for purposes of the Examples. The assumed 5% return is hypothetical and should not be considered a representation of past or future annual returns.


Flex Portfolio section on page 13 of the prospectus is deleted in its entirety and replaced with the following:

 The investment objective of the Flex Portfolio is to achieve a high total return on investment through capital appreciation and current income, without regard to federal income tax considerations. The Flex Portfolio invests in a combination of equity securities and fixed and variable income securities. The equity securities acquired by the Flex Portfolio are subject to the same investment standards as those equity securities acquired by the Equity Portfolio. The income securities acquired by the Flex Portfolio are subject to the same investment standards as are applicable to income securities acquired by the Income Portfolio.

It is possible that the ability of the Portfolio to achieve its objective of high total return could be diminished by its restriction on the use of non-investment grade corporate obligations in the income securities portion of its portfolio. Typically, a minimum of 20% of the total assets of the Flex Portfolio will be invested in equity securities and a minimum of 20% of total assets will be invested in fixed and variable income securities. The remaining 60% of the portfolio will vary in asset allocation according to ICM s assessment of business, economic, and market conditions. ICM s analytical processes associated with making allocation decisions are based upon a combination of historical financial results and current prices for stocks and the current yield to maturity available in the market for bonds. The premium return available from one category relative to the other determines the actual asset deployment.
ICM s asset allocation processes are systematic and are based on current information rather than forecasted change. The
Flex Portfolio seeks reasonably consistent returns over a variety of market cycles.


The first full paragraph on page 29 of the prospectus is deleted in its entirety and replaced with the following:

 For the services to be rendered and the expenses to be assumed by the Adviser under the Investment Advisory Agreement, each of the Portfolios pays to the Adviser an advisory fee which is computed daily and paid as of the last day of each month on the basis of each Portfolio s daily net asset value, using for each daily calculation the most recently determined net asset value of the Portfolio. (See "Computation of Net Asset Value"). On an annual basis, the advisory fee is equal to 0.75% of the average net asset value of each of the Equity and Flex Portfolios; 0.90% of the average net asset value of the Real Estate Portfolio; 1.00% of the average net asset value of the MultiFlex and International Value Portfolios; 0.50% of the average net asset value of each of the Cash Management and Relative Return Bond Portfolio, and 0.65% of the average net asset value of the Income Portfolio (the Adviser has agreed to reimburse the Income Portfolio for a three-year period beginning October 1, 1995, so that the advisory fee shall not exceed 0.40% of average daily net assets).


The first full paragraph on page 30 of the prospectus is deleted in its entirety and replaced with the following:

 If, in any calendar quarter, the average net assets of each of the Equity or Flex Portfolios are less than $500 million, each Portfolio's expenses shall not exceed 2.25%; on the next $500 million of net assets, expenses shall not exceed 2.15%; on the next $1 billion of net assets, expenses shall not exceed 2.10%; and on all assets over $2 billion, expenses shall not exceed 2.05%. If, in any calendar quarter, the average net assets of each of the MultiFlex or International Value Portfolios are less than $100 million, expenses shall not exceed 2.50%; on the next $400 million of net assets, expenses shall not exceed
2.40%; on the next $500 million, expenses shall not exceed 2.35%; on the next $1 billion of net assets, expenses shall not exceed 2.30%; and on all assets over $2 billion, expenses shall not exceed 2.25%. If, in any calendar quarter, the average net assets of the Real Estate Portfolio are less than $100 million, expenses shall not exceed 2.40%; on the next $400 million of net assets, expenses shall not exceed 2.35%; on the next $500 million, expenses shall not exceed 2.30%; and on all assets over $1 billion, expenses shall not exceed 2.25%. In any calendar year, the expenses of the Relative Return Bond Portfolio may not exceed 1.50% of average net assets, the expenses of the Income Portfolio may not exceed 1.75%, and the expenses of the Cash
Management Portfolio may not exceed 1% of average net assets.
The
Adviser has agreed to reimburse the Income Portfolio for a three-year period beginning October 1, 1995, so that the expenses any calendar year beginning 1996 shall not exceed 1.50% of average net assets.


The section entitled THE DISTRIBUTOR on page 30 of the prospectus, is deleted in its entirety and replaced with the following:

 ISI, the Fund s distributor (the "Distributor"), a Georgia corporation, is the principal underwriter of the Fund under a Distribution Agreement (the "Distribution Agreement"). All of the Distributor s outstanding voting shares are owned by ICM. The Distributor is also the principal underwriter for other investment companies. The Distributor acts as agent upon the receipt of orders from investors. The Distributor's principal office is located at 1355 Peachtree Street, N.E., Atlanta, Georgia 30309.

The Distributor will be reimbursed for distribution-related expenses by the Equity, Income, Flex, MultiFlex, Relative Return Bond, Real Estate and International Value Portfolios
pursuant to the plan of distribution promulgated pursuant to Rule 12b-1 under the 1940 Act, as described under "Plan of Distribution" herein and in the Statement of Additional Information under "Distribution of Shares." The Cash Management Portfolio does not have a plan of distribution under Rule
12b-1. Shares purchased on or after May 1, 1995, by new investors of Equity, Flex, MultiFlex, Real Estate and International Portfolios are subject to a 1% CDSC on redemptions made within one year of purchase. Shares purchased on or after May 1, 1995, by new investors of Income and Relative Return Bond Portfolios are subject to a CDSC of a set percentage on
redemptions made within one year of purchase.   The set
percentage for the Income Portfolio is 0.60% (for the period
May 1, 1995, through September 30, 1995, the rate was 1.0%), and for the Relative Return Bond Portfolio is 0.50%. The proceeds of the CDSC are paid to the Distributor to defray its expenses in providing certain distribution-related services to the Fund, including the payment of a sales commission to broker-dealers who sell shares of the Fund, as described below.


The section entitled PLAN OF DISTRIBUTION on page 30 of the prospectus, is deleted in its entirety and replaced with the following:

                                 PLAN OF DISTRIBUTION









Rule 12b-1 under the 1940 Act ("Rule 12b-1") permits investment companies to use their assets to bear expenses of distributing their shares if they comply with various conditions. Pursuant to Rule 12b-1, the Equity, Income, Flex, MultiFlex, Relative Return Bond, Real Estate and International Value Portfolios, but not the Cash Management Portfolio, have adopted a plan of distribution (the "Plan") which provides that each Portfolio may incur certain distribution and maintenance fees which may not exceed a maximum amount equal to 0.50% per annum of the average net assets of the Relative Return Bond Portfolio, 0.60% per annum of the average net assets of the Income Portfolio, and 1.0% of the average annual net assets for the other Portfolios. This expense includes the payment of 0.25% of average annual net assets to broker-dealers as a "service fee" for providing account maintenance or personal service to existing shareholders.

 The Plan provides for payments by each Portfolio
(except the Cash Management Portfolio) to ISI at the rates indicated above, subject to the authority of the directors to reduce the amount of payments or to suspend the Plan for such periods as they may determine.

 Although shares are sold without an initial sales charge, ISI may pay a sales commission to dealers who sell shares of the relevant Portfolios. These sales commissions may equal 0.50% on sales of Relative Return Bond Portfolio, 0.60% on sales of Income Portfolio and 1.0% on all other Portfolios. These commissions are not paid on sales to investors exempt from the CDSC, including shareholders of record on April 30, 1995, who purchase additional shares in any of the Portfolios on or after May 1, 1995, and in circumstances where ISI grants an exemption on particular transactions. In addition, in order to further compensate dealers (including, for this purpose, certain other financial institutions) for services provided in connection with sales of shares and the maintenance of shareholder accounts, ISI makes quarterly payments to qualifying dealers based on the average net asset value of shares which are attributable to shareholders for whom the dealers are designated as the dealer of record. ISI makes such payments up to a maximum annual rate of 1.0% (0.50% for the Relative Return Bond Portfolio and 0.60% for the Income Portfolio) of the average net asset value of shares sold by broker-dealers, which are outstanding on the books of such Portfolios for each month, subject to the annual limitations described above. When a sales commission has been paid to the selling broker-dealer, additional quarterly payments will not be made until after the first full year. ISI may suspend or modify the payments made to dealers described above, and such payments are subject to the continuation of the Plan to the Portfolios, the terms of selling or shareholder servicing agreements between dealers and ISI, and any applicable limits imposed by the NASD.

For additional information concerning the Fund s plan of distribution, see the Statement of Additional
Information under "Distribution of Shares".


The section entitled THE EBI FUNDS, INC., SHAREHOLDER
SERVICES GUIDE - Contingent Deferred Sales Charges on page 33 of the prospectus, is deleted in its entirety and replaced with:

Contingent Deferred Sales Charges
Shares of each Portfolio, except the Cash Management
Portfolio, that are purchased by new investors on or after May 1, 1995, and redeemed within one year from the date of purchases are subject to a CDSC. The CDSC rate is 0.50% for Relative Return Bond Portfolio, 0.60% for the Income Portfolio (for the period May 1, 1995, through September 30, 1995, the rate was 1.0%) and 1.0% for all other Portfolios. This rate is applied to the lesser of the net asset value of the shares at redemption or the initial purchase price of the shares being redeemed. There is no CDSC applicable to additional purchases of shares in any of the Portfolios by shareholders of record on April 30, 1995. Redemptions of shares of the Cash Management Portfolio are generally not subject to a CDSC; however, a CDSC may be applicable to redemptions of shares of the Cash
Management Portfolio if the redeemed shares were exchanged from another Portfolio. See "How to Exchange Shares". Proceeds from the CDSC are paid to, and are used in whole or in part by, the Distributor to defray its expenses related to providing distribution-related services to the Fund, such as the payment of a commission to the selling dealer or agent at the time of share purchase. The combination of the CDSC and the distribution fee facilitates the ability of the Fund to sell shares without a sales charge at the time of purchase.

 Prior to May 1, 1995, shares originally purchased prior to January 1, 1992, were subject to a maximum CDSC of 5% of the lesser of the original purchase price or market value at redemption of those shares. Imposition of the CDSC on "old" shares has been discontinued.


The following new PROPOSED REORGANIZATION section is inserted prior to the Miscellaneous Section on page 41 of the prospectus:

PROPOSED REORGANIZATION

The Board of Directors of The EBI Funds, Inc. (the
"Fund") has approved, subject to approval by the shareholders of the Relative Return Bond Portfolio, a proposed reorganization whereby the Relative Return Bond Portfolio would transfer all or substantially all of its assets to the Income Portfolio in exchange for shares of the Income Portfolio. Under the terms of the proposed reorganization, each shareholder of the Relative Return Bond Portfolio would become a shareholder of the Income Portfolio, receiving shares of the Income Portfolio equal in value to the shareholder s investment in the Relative Return Bond Portfolio. The Relative Return Bond Portfolio would thereafter be terminated.

 The Income Portfolio has investment objectives and policies that are substantially similar to those of Relative Return Bond Portfolio. The Income Portfolio s objective is to achieve a high total return on investment through capital appreciation and current income, without regard to federal income tax considerations.

 The reorganization is being recommended to shareholders as a means of combining similar Portfolios of the Fund with similar investment objectives and policies in order to attempt to achieve enhanced investment performance and economies of scale.

 A Special Meeting of Shareholders of the Relative Return Bond Portfolio will be held on December 14, 1995, to consider and vote on the proposed reorganization. If approved by shareholders of the Relative Return Bond Portfolio, the reorganization, which is intended to qualify as a tax-free reorganization for Federal income tax purposes, is expected to occur on approximately December 15, 1995. Shareholders of the Relative Return Bond Portfolio of record at the close of business on October 31, 1995, will be entitled to receive notice of and to vote at the shareholder meeting concerning the reorganization.

                                 THE EBI FUNDS, INC.

                             1315 Peachtree Street, N.E.
                                Atlanta, Georgia 30309
                               Telephone: 800/554-1156

               The EBI Funds, Inc. (the "Fund") is an open-end, diversified
          management  investment  company  consisting   of  eight  separate
          investment portfolios (the "Portfolios"), as follows:

                 EQUITY PORTFOLIO                      INCOME PORTFOLIO
                  FLEX PORTFOLIO                     MULTIFLEX PORTFOLIO
          RELATIVE RETURN BOND PORTFOLIO            REAL ESTATE PORTFOLIO
           INTERNATIONAL VALUE PORTFOLIO          CASH MANAGEMENT PORTFOLIO


               Each  Portfolio's  investment  objective  (except  the  Cash
          Management  Portfolio)  is  to achieve  a  high  total  return on investment through capital appreciation and current income, without regard to federal income tax considerations. The Cash Management Portfolio's investment objective is to achieve as high a level of current income, without regard to federal income tax considerations, as is consistent with the preservation of capital and the maintenance of liquidity. Each of the Portfolios has separate investment policies. Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank, and the shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. AN INVESTMENT IN THE CASH MANAGEMENT PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE. PRICES OF SHARES OF THE OTHER PORTFOLIOS CAN BE EXPECTED TO FLUCTUATE.


                                INVESCO Services, Inc.
                                  Investment Adviser
                                       Manager
                                     Distributor

          INVESCO Capital Management, Inc.
            Sub-Adviser: Equity Portfolio
                       Income Portfolio
                       Flex Portfolio
                       International Value Portfolio
                       Cash Management Portfolio

          INVESCO Management & Research, Inc.
            Sub-Adviser:  MultiFlex Portfolio
                        Relative Return Bond Portfolio

          INVESCO Realty Advisors, Inc.
            Sub-Adviser:  Real Estate Portfolio

          THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

               This Prospectus is designed to set forth concisely the information that you should know before investing in any of the Portfolios. A Statement of Additional Information (dated May 1,
          1995) for the Fund has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Statement of Additional Information is available without charge from INVESCO Services, Inc., 1355 Peachtree Street, N.E., Atlanta, Georgia 30309, telephone number 1-800-972-9030.

          THESE SECURITIES  HAVE NOT  BEEN APPROVED  OR DISAPPROVED BY  THE
          SECURITIES  AND   EXCHANGE  COMMISSION   ("SEC")  OR  ANY   STATE
          SECURITIES  COMMISSION NOR HAS  THE SEC  OR ANY  STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                      PROSPECTUS
                                     May 1, 1995

                                  TABLE OF CONTENTS



          SUMMARY

          FEE TABLE

          FINANCIAL HIGHLIGHTS

          THE FUND

          INVESTMENT OBJECTIVES AND POLICIES
               Equity Portfolio
               Income Portfolio
               Flex Portfolio
               MultiFlex Portfolio
               Relative Return Bond Portfolio
               Real Estate Portfolio
               International Value Portfolio
               Cash Management Portfolio

          RISK FACTORS AND POLICIES RELEVANT TO THE PORTFOLIOS

          INVESTMENT RESTRICTIONS

          MANAGEMENT OF THE FUND

          THE DISTRIBUTOR

          PLAN OF DISTRIBUTION

          THE EBI FUNDS, INC. SHAREHOLDER SERVICES GUIDE
               HOW TO BUY SHARES
                    Contingent Deferred Sales Charges
                    General Information
               HOW TO REDEEM SHARES
                    To Sell through Your Broker-Dealer
                    To Sell Directly with the Fund
                         Redemption by Letter
                         Redemption by Telephone
                    Redemption by Check
                    Systematic Withdrawal Plan
                    General Information
               HOW TO EXCHANGE SHARES
                    Automatic Monthly Exchange
                    BankDraft

          COMPUTATION OF NET ASSET VALUE

          CAPITALIZATION

          DISTRIBUTIONS AND TAX INFORMATION
               Distributions
               Federal Taxes
               Automatic Dividend Reinvestment Plan

          SHAREHOLDER REPORTS

          PERFORMANCE INFORMATION

          MISCELLANEOUS

          LEGAL OPINIONS

                                       SUMMARY

          THE FUND:

               The securities offered by this Prospectus consist of shares of eight separate investment portfolios of The EBI Funds, Inc., an open-end, diversified management investment company incorporated under the laws of the State of Maryland (the "Fund"). These eight portfolios are the Equity Portfolio, the Income Portfolio, the Flex Portfolio, the MultiFlex Portfolio, the Relative Return Bond Portfolio, the Real Estate Portfolio, the International Value Portfolio and the Cash Management Portfolio (collectively, the "Portfolios"). Investments of the Equity, Income, Flex, MultiFlex, Relative Return Bond, Real Estate and International Value Portfolios will be managed without regard to whether their distributions to shareholders will be characterized as ordinary income or long-term capital gains. The Cash

               Management   Portfolio  is   designed   for  investment   by
               corporations, partnerships, individuals and pension and profit sharing plans.

          INVESTMENT OBJECTIVES:

               The investment objective of each Portfolio (except the Cash Management Portfolio) is to achieve a high total return on investment through capital appreciation and current income, without regard to federal income tax considerations. The investment objective of the Cash Management Portfolio is to achieve as high a level of current income, without regard to federal income tax considerations, as is consistent with the preservation of capital and the maintenance of liquidity. Each of the Portfolios has separate investment policies. See "Investment Objectives and Policies".

          MANAGEMENT OF THE FUND:

               INVESCO Services, Inc., a Georgia corporation and the adviser and manager for each of the Portfolios ("ISI" or the "Adviser" or the "Manager"), is a registered investment adviser and broker-dealer furnishing investment counseling services to private and institutional clients. ISI is a wholly owned subsidiary of INVESCO Capital Management, Inc.

               INVESCO Capital Management, Inc., a Delaware corporation and the sub-adviser for the Equity, Income, Flex, International Value and Cash Management Portfolios ("ICM"), acts as investment adviser to other investment companies and furnishes investment counseling services to private and institutional clients.

               INVESCO Management & Research, Inc., a Massachusetts corporation and the sub-adviser for the MultiFlex and Relative Return Bond Portfolios ("IMR"), acts as investment adviser to other investment companies and manages primarily pension and endowment accounts.

               INVESCO Realty Advisors, Inc., a Texas corporation and the sub-adviser for the Real Estate Portfolio ("IRA"), acts as investment adviser to corporate plans and public pension funds as well as endowment and foundation accounts. See "Management of the Fund".

          PRINCIPAL UNDERWRITER AND DISTRIBUTOR:

               ISI   (the  "Distributor")  also  serves  as  the  principal
               underwriter and distributor of shares of the Fund.

          PURCHASES:

               Shares of each Portfolio, except the Cash Management Portfolio, are offered at net asset value without a sales charge, but are subject to a contingent deferred sales charge ("CDSC") of 1% of the dollar amount subject thereto during the first year after purchase. Shares of the Cash Management Portfolio are offered at net asset value. The minimum initial purchase of shares in one or more of the Portfolios is $25,000, except that the minimum initial purchase of shares in the Cash Management Portfolio is $1,000. Subsequent investments in any of the Portfolios may be made in amounts of $1,000 or more at any time, except that retirement plans may make subsequent investments of $250 or more. The Portfolios reserve the right to reduce or waive the minimum purchase requirements in certain cases. See "The EBI Funds, Inc. Shareholder Services Guide - How to Buy Shares".

               Each Portfolio, except the Cash Management Portfolio, has adopted a plan of distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the plan, the Portfolios may incur certain distribution costs; however, such costs may not exceed a maximum amount equal to 0.50% per annum of the Relative Return Bond Portfolio's average daily net assets and 1.0% per annum of each other Portfolio's average daily net assets (except the Cash Management Portfolio). Pursuant to the plan, the Portfolios make payments to the Distributor, subject to the maximum annual limitations described above, to reimburse the Distributor for expenses incurred in the distribution of their shares. Generally, an asset-based fee for selling Fund shares and providing services to shareholders will be paid at least quarterly by the Distributor to broker-dealers who sell shares of these Portfolios. On each purchase, a 1% sales commission may be paid by the Distributor to the selling broker-dealer. There are no charges to the shareholder on purchases of shares at the time of purchase. See "Plan of Distribution".

          REDEMPTIONS:

               A CDSC of 1.0% is applicable to shares purchased by new investors on or after May 1, 1995 and redeemed within the first year after purchase. There is no CDSC applicable to additional purchases of shares in any of the Portfolios by shareholders of record on April 30, 1995 that are redeemed within the first year after purchase. Redemptions of shares of the Cash Management Portfolio are generally not subject to a CDSC; however, a CDSC may be applicable to redemptions of shares of the Cash Management Portfolio following an exchange of shares from another Portfolio. The 1% CDSC is assessed on an amount equal to the lesser of the original purchase price or the redemption price of the shares redeemed. The amount paid upon redemption will be the net asset value per share next determined after the redemption request is received in proper form, less the amount of any applicable CDSC. Payment will be made no later than three days after receipt of a redemption request in good order. Shares may be redeemed by writing or calling Fund/Plan Services, Inc. (the "Transfer Agent"). Redemptions may also be effected through the shareholder's securities dealer of record.

               Each Portfolio has the right to redeem shareholder accounts which fall below a minimum level ($10,000 or less for the Equity, Income, Flex, MultiFlex, Relative Return Bond, Real Estate and International Value Portfolios and $1,000 or less for the Cash Management Portfolio) as a result of redemptions of shares. See "The EBI Funds, Inc. Shareholder Services Guide - How to Redeem Shares".

          DIVIDENDS AND DISTRIBUTIONS:

               The Equity, Flex, MultiFlex and Real Estate Portfolios intend to make quarterly distributions of net investment income and annual distributions of net realized long-term capital gains. The International Value Portfolio intends to make semiannual distributions of net investment income, and annual distributions of net realized long-term capital gains. The Income and Relative Return Bond Portfolios intend to make monthly distributions of net investment income, and annual distributions of net realized long-term capital gains. The Cash Management Portfolio intends to declare net income daily and distribute dividends monthly. All distributions made to a shareholder will be reinvested automatically in additional shares pursuant to the Portfolios' Automatic Dividend Reinvestment Plans unless the shareholder specifically elects to receive declared dividends and other distributions in excess of $10.00 in cash. See "Automatic Dividend Reinvestment Plan".

          RISK FACTORS AND POLICIES:

               Certain of the Portfolios may engage in investment techniques that involve certain risks that are described more fully under "Risk Factors and Policies Relevant to the Portfolios." For instance, all of the Portfolios, except the Real Estate Portfolio, may invest in securities of foreign issuers, which may be subject to additional risk factors, including foreign currency and political risks, not applicable to securities of U.S. issuers. The International Value Portfolio will invest primarily in foreign securities. The MultiFlex and Relative Return Bond Portfolios may invest in securities rated lower than Baa by Moody's Investors Service, Inc. ("Moody's") or BBB by Standard & Poor's Corporation ("S&P") but rated at least Ba by Moody's or BB by S&P at the time of purchase. Such securities carry a high degree of credit risk and are considered speculative by the major rating agencies. Each Portfolio, except the Equity and Cash Management Portfolios, may write covered call options and cash secured put options. The MultiFlex and Relative Return Bond Portfolios may enter into commodity futures contracts and options thereon; the MultiFlex, Relative Return Bond and International Value Portfolios may enter into foreign currency futures contracts and options thereon; the MultiFlex Portfolio may enter into stock index futures contracts and options thereon; and the MultiFlex and International Value Portfolios may enter into swap agreements. Each of these techniques involves risk, as discussed more fully in the description of the techniques under "Risk Factors and Policies Relevant to the Portfolios."

                                      FEE TABLE

          Shareholder Transaction Expenses:

          Maximum Sales Charge Imposed on Purchase
            of Shares (as a percentage of offering price) . . . . .  None

          Contingent Deferred Sales Charge
            (as a percentage of original purchase price
            or redemption price, whichever is lower)  . . . . . . .
                                                                     1%
                                                                     first
                                                                     year,
                                                                     0%
                                                                     after
                                                                     first
                                                                     year

          Annual Operating Expenses (as a percentage of average net assets):


                                                               Total
                                  Advisory  12b-1    Other     Operating
          Portfolio                 Fees   Fees(1)  Expenses   Expenses(2)

          Equity Portfolio  . . .  0.75%    1.00%    0.50%        2.25%
          Income Portfolio  . . .  0.75%    1.00%    0.50%        2.25%
          Flex Portfolio  . . . .  0.75%    1.00%    0.50%        2.25%
          MultiFlex Portfolio . .  1.00%    1.00%    0.50%        2.50%
          Relative Return Bond. .  0.50%    0.50%    0.50%        1.50%
          Portfolio . . . . . . .
          Real Estate Portfolio .  0.90%    1.00%    0.50%        2.40%
          International Value      1.00%    1.00%    0.50%        2.50%
          Portfolio . . . . . . .
          Cash Management          0.50%    N/A      0.50%        1.00%
          Portfolio . . . . . . .

               (1) Under rules of the National Association of Securities Dealers, Inc. ("NASD"), a 12b-1 fee may be treated as a sales charge for certain purposes under those rules. Because the 12b-1 fee is an annual fee charged against the assets of a Portfolio, long-term shareholders may indirectly pay more in total sales charges than the economic equivalent of the maximum front-end sales charge permitted by rules of the NASD.

               (2) ISI has voluntarily agreed to limit the Total Operating Expenses of the Portfolios to assure that Portfolio expenses do not exceed the designated maximum amounts shown above. The expense ceilings include reductions at larger asset sizes to reflect anticipated economies of scale as the Portfolios grow in size. See "Management of the Fund".


               Example of Portfolio Expenses:

               A shareholder would pay the following expenses on a $1,000 investment, assuming (1) a hypothetical 5% annual return, and (2) redemption at the end of each time period:

                                          1 year 3 years5 years 10 years

          Equity Portfolio  . . . . . .    $23    $73     $127    $290
          Income Portfolio  . . . . . .    $23    $73     $127    $290
          Flex Portfolio  . . . . . . .    $23    $73     $127    $290
          MultiFlex Portfolio . . . . .    $26    $81     $142    $322
          Relative Return Bond             $15    $49     $ 85    $193
          Portfolio . . . . . . . . . .
          Real Estate Portfolio . . . .    $25    $78     N/A     N/A
          International Value Portfolio    $26    $81     N/A     N/A
          Cash Management Portfolio . .    $10    $32     $ 57    $129

               The foregoing Fee Table is intended to assist investors in understanding the costs and expenses that a shareholder in the applicable Portfolios will bear directly or indirectly. Those investment advisory fees which equal or exceed 0.75% of average net assets are higher than those generally charged by investment advisers to similar funds for advisory services. However, the Adviser also provides certain supervisory and administrative services to the Portfolios pursuant to the Investment Advisory Agreement. For a more detailed description of such costs and expenses, see "Management of the Fund" and "Plan of Distribution." The Examples set forth above assume reinvestment of all dividends and distributions. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE ASSUMED FOR PURPOSES OF THE EXAMPLES. The assumed 5% return is hypothetical and should not be considered a representation of past or future annual returns.

                                 FINANCIAL HIGHLIGHTS


               The following financial information for the years ended December 31, 1994, 1993, 1992, 1991 and 1990, has been audited by Price Waterhouse LLP, independent accountants, whose report thereon appears in the Statement of Additional Information. The Real Estate and International Value Portfolios were not operational during those periods. The Statement of Additional Information and the Fund's 1994 Annual Report to Shareholders (containing the report of independent accountants and additional information relating to the Fund's performance) are available at no charge. All per share data for the Equity, Income and Flex Portfolios has been adjusted to reflect a 25 share for 1 share stock split which was effected on December 31, 1991.

                                   Equity Portfolio

          (For a Share Outstanding throughout Each Period)
                                                  Year Ended December 31

                                                  1994      1993      1992

           Net asset value
           Beginning of period                    $59.61   $63.27   $63.38

           INVESTMENT OPERATIONS

           Net investment income . . . . . . .      0.36     0.41     0.60
           Net gains or losses on securities
             (both realized and unrealized)         1.26     5.40     2.44

           Total from investment
             operations  . . . . . . . . . . .      1.62     5.81     3.04

           DISTRIBUTIONS
           Dividends (from net investment
              income)  . . . . . . . . . . . .    (0.36)   (0.41)   (0.57)

           Distributions (from capital
             gains)  . . . . . . . . . . . . .    (5.04)   (9.06)   (2.58)
           Total Distributions . . . . . . . .    (5.40)   (9.47)   (3.15)

           Net asset value   end of period . .    $55.83  $ 59.61  $ 63.27

           TOTAL RETURN  . . . . . . . . . . .     2.69%    9.16%    4.84%
           RATIOS/SUPPLEMENTAL DATA

           Net assets   end of period
            (000 Omitted)  . . . . . . . . . .   $77,929  $86,659  $91,146
           Ratio of expenses to average net
             assets* . . . . . . . . . . . . .     2.25%    2.25%    2.18%

           Ratio of net investment income
             to average net assets*  . . . . .     0.61%    0.62%    0.90%

           Portfolio turnover rate . . . . . .       21%      47%      41%

                                   Equity Portfolio
          (For a Share Outstanding throughout Each Period)
                                                 Year Ended December 31

                                                  1991      1990     1989

           Net asset value
             beginning of period . . . . . .   $  54.70  $  62.01  $ 56.89
           INVESTMENT OPERATIONS

           Net investment income . . . . . .       0.66      1.04     1.20
           Net gains or losses on securities

           Total from investment
             operations  . . . . . . . . . .      18.29    (2.36)    12.32

           DISTRIBUTIONS
           Dividends (from net investment
              income)  . . . . . . . . . . .     (0.69)    (1.21)   (1.26)

           Distributions (from capital
             gains)  . . . . . . . . . . . .     (8.92)    (3.74)   (5.94)
           Total Distributions . . . . . . .     (9.61)    (4.95)   (7.20)

           Net asset value   end of period .    $ 63.38   $ 54.70  $ 62.01

           TOTAL RETURN  . . . . . . . . . .     33.59%   (3.75%)   21.81%
           RATIOS/SUPPLEMENTAL DATA

           Net assets   end of period
            (000 Omitted)  . . . . . . . . .    $81,732   $69,279  $87,968
           Ratio of expenses to average net
             assets* . . . . . . . . . . . .      2.22%     2.25%    2.24%

           Ratio of net investment income
             to average net assets*  . . . .      1.04%     1.71%    1.84%

           Portfolio turnover rate . . . . .        47%       12%      21%

                                   Equity Portfolio

          (For a Share Outstanding throughout Each Period)
                                           Year Ended December 31


                                      1988      1987      1986      1985
           Net asset value
             beginning of period   $  54.16   $  56.05  $  53.75  $  42.34

           INVESTMENT OPERATIONS

           Net investment income       1.21       1.04      0.85      0.93
           Net gains or losses on
             securities (both          6.23       2.91      3.21     11.43
             realized and
             unrealized)

           Total from investment
             operations  . . . .       7.44       3.95      4.06     12.36

           DISTRIBUTIONS
           Dividends (from net
              investment income)     (1.24)     (1.24)    (0.78)    (0.95)

           Distributions (from
             capital gains)  . .     (3.47)     (4.60)    (0.98)      0.00
           Total Distributions .     (4.71)     (5.84)    (1.76)    (0.95)

           Net asset value end     $ 56.89    $ 54.16   $ 56.05   $ 53.75
              of period  . . . .

           TOTAL RETURN  . . . .     14.02%      7.20%     7.76%    29.54%
           RATIOS/SUPPLEMENTAL
             DATA

           Net assets   end of
             period (000 Omitted)   $92,983   $119,312   $92,380   $46,105
           Ratio of expenses to
             average net assets*      2.21%      2.01%     2.31%     2.35%

           Ratio of net
             investment income        1.81%      1.79%     1.45%     2.26%
             to average net
             assets* . . . . . .

           Portfolio turnover           10%        20%       31%       21%
              rate . . . . . . .


          * INVESCO Capital Management, Inc. voluntarily absorbed certain expenses of the Portfolio aggregating $3,227 and $23,818 for 1993 and 1990, respectively. If such expenses had not been absorbed, the ratio of expenses to average net assets for 1993 and 1990 would have been 2.25% and 2.28%, respectively and the ratio of net investment income to average net assets for 1993 and 1990 would have been 0.62% and 1.68%, respectively.

                                   Income Portfolio

                                                 Year Ended December 31
                                                1994       1993       1992

           Net asset value
             beginning of period . . . . . .   $48.60   $  47.41  $  47.77

           INVESTMENT OPERATIONS
           Net investment income . . . . . .     2.40       2.28      2.57

           Net gains or losses on securities
           (both realized and unrealized)      (3.27)       1.20    (0.37)
           Total from investment
             operations  . . . . . . . . . .    (0.87)      3.48      2.20

           DISTRIBUTIONS

           Dividends (from net
              investment income) . . . . . .    (2.40)    (2.29)    (2.56)
           Distributions (from
              capital gains) . . . . . . . .      0.00     0.00      0.00

           Total Distributions . . . . . . .    (2.40)    (2.29)    (2.56)
           Net asset value   end                $45.33   $ 48.60   $ 47.41
              of period  . . . . . . . . . .

           TOTAL RETURN  . . . . . . . . . .   (1.80%)     7.39%     4.74%

           RATIOS/SUPPLEMENTAL DATA
           Net assets   end of period (000
              Omitted) . . . . . . . . . . .   $25,467   $42,872   $47,096

           Ratio of expenses to average net
             assets* . . . . . . . . . . .       2.25%     2.25%     2.25%
           Ratio of net investment income
             to average net assets*  . . . .     5.09%     4.56%     5.48%

           Portfolio turnover rate . . . . .       59%       92%       16%

                                   Income Portfolio

                                              Year Ended December 31
                                              1991      1990      1989

           Net asset value
             beginning of period . . . .   $  45.42  $  45.48   $  44.45

           INVESTMENT OPERATIONS

           Net investment income . . . .       3.03      3.43       3.32

           Net gains or losses on
              securities (both                 2.43    (0.03)       0.88
              realized and
              unrealized)
           Total from investment
             operations  . . . . . . . .       5.46     3.40        4.20

           DISTRIBUTIONS
           Dividends (from net
              investment income) . . . .     (3.11)    (3.46)     (3.27)

           Distributions (from
             capital gains)  . . . . . .      0.00      0.00       0.00

           Total Distributions . . . . .     (3.11)    (3.46)     (3.27)
           Net asset value   end            $ 47.77   $ 45.42    $ 45.48
              of period  . . . . . . . .

           TOTAL RETURN  . . . . . . . .     12.46%     7.81%      9.12%
           RATIOS/SUPPLEMENTAL DATA

           Net assets   end of
            period (000 Omitted) . . . .    $39,104   $41,004    $58,774

           Ratio of expenses to
             average net assets* . . . .      2.29%     2.30%      2.35%
           Ratio of net investment
           income to average net assets*      6.48%     7.08%      6.98%

           Portfolio turnover rate . . .        37%       25%        33%

                                   Income Portfolio

                                           Year Ended December 31
                                      1988      1987      1986      1985

           Net asset value
             beginning of period   $  45.45  $  50.42  $  47.36   $  43.07
           INVESTMENT OPERATIONS

           Net investment income       3.32      2.71      2.77       2.81

           Net gains or losses
             on securities           (0.92)    (3.18)      3.23       4.52
             (both realized and
              unrealized)

           Total from investment
             operations  . . . .       2.40    (0.47)      6.00       7.33

           DISTRIBUTIONS
           Dividends (from net
              investment             (3.30)    (3.35)    (2.73)     (3.04)
              income)  . . . . .

           Distributions (from
             capital gains)  . .      0.00     (1.15)    (0.21)       0.00
           Total Distributions .     (3.30)    (4.50)    (2.94)     (3.04)

           Net asset value end     $ 44.55   $ 45.45   $ 50.42    $ 47.36
           of period . . . . . .

           TOTAL RETURN  . . . .      5.59%   (0.90%)    13.06%     17.98%
           RATIOS/SUPPLEMENTAL
           DATA

           Net assets end of
             period                 $74,309   $81,882   $51,669    $19,369
             (000 Omitted) . . .
           Ratio of expenses to
             average net              2.16%     1.99%     2.37%      2.35%
             assets* . . . . . .

           Ratio of net
             investment income        6.89%     6.29%     6.24%      7.78%
             to average net
             assets* . . . . . .

           Portfolio turnover           49%       64%       73%        19%
             rate  . . . . . . .



          * INVESCO Capital Management, Inc. voluntarily absorbed certain expenses of the Portfolio aggregating $17,632 and $11,540 for 1993 and 1990, respectively. If such expenses had not been absorbed, the ratio of expenses to average net assets for 1993 and 1990 would have been 2.29% and 2.32%, respectively and the ratio of net investment income to average net assets for 1993 and 1990 would have been 4.52% and 5.41%, respectively.

                                    Flex Portfolio

                                                  Year Ended December 31
                                                 1994      1993         1992

           Net asset value
             beginning of period . . . . . .     $54.16  $  51.04   $  49.35
           INVESTMENT OPERATIONS

           Net investment income . . . . . .       1.26      1.10       1.39
           Net gains or losses on securities
           (both realized and                    (0.91)      4.22       2.37
             unrealized)

           Total from investment operations        0.35      5.32       3.76

           DISTRIBUTIONS
           Dividends (from net investment        (1.25)    (1.09)     (1.35)
           income) . . . . . . . . . . . . .

           Distributions (from capital gains)    (2.76)    (1.11)     (0.72)
           Total Distributions . . . . . . .     (4.01)    (2.20)     (2.07)

           Net asset value   end of period .   $  50.50  $  54.16   $  51.04

           TOTAL RETURN  . . . . . . . . . .      0.64%    10.48%      7.72%
           RATIOS/SUPPLEMENTAL DATA

           Net assets end of period (000       $243,848  $274,349   $165,727
           Omitted)  . . . . . . . . . . . .
           Ratio of expenses to average net       2.25%     2.25%      2.17%
           assets* . . . . . . . . . . . . .

           Ratio of net investment income to
           average net                            2.32%     2.10%      2.81%
             assets* . . . . . . . . . . . .

           Portfolio turnover rate . . . . .        36%       27%        15%

                                    Flex Portfolio

                                    Year Ended December 31          Period
                                                                     Ended
                                                               December 31
                                    1991      1990      1989        1988*

           Net asset value
             beginning of         $ 42.26  $  45.32  $  40.40     $  40.00
           period  . . . . . .

           INVESTMENT
           OPERATIONS

           Net investment            1.47      1.64      1.70         0.88
           income  . . . . . .
           Net gains or losses
           on securities (both       8.90    (2.42)      5.18         0.40
           realized and
             unrealized)

           Total from               10.37    (0.78)      6.88         1.28
           investment
           operations  . . . .
           DISTRIBUTIONS

           Dividends (from net     (1.49)    (1.75)    (1.65)       (0.88)
           investment income)

           Distributions (from     (1.79)    (0.53)    (0.31)           --
           capital gains)  . .
           Total Distributions     (3.28)    (2.28)    (1.96)       (0.88)

           Net asset value        $ 49.35  $  42.26  $  45.32     $  40.40
           end of period . . .
           TOTAL RETURN  . . .     24.80%   (1.68%)    17.26%        4.45%

           RATIOS/SUPPLEMENTAL
           DATA

           Net assets   end of   $104,204   $96,772  $101,260      $54,941
           period (000 Omitted)
           Ratio of expenses to     2.21%     2.25%     2.33%       2.31%#
           average net assets+

           Ratio of net
           investment income to     3.12%     3.77%     4.08%       4.06%#
           average net
             assets+ . . . . .
           Portfolio turnover         24%       31%       20%           2%
           rate  . . . . . . .

          ___________

          * From February 24, 1988, commencement of operations, to December 31, 1988.

          + INVESCO Capital Management, Inc. voluntarily absorbed certain expenses of the Portfolio aggregating $18,993 for 1993. If such expenses had not been absorbed, the ratio of expenses to average net assets would have been 2.26%, and the ratio of net investment income to average net assets would have been 2.09%.

          #    Annualized.

                                 MultiFlex Portfolio

                                                             For the period
                                                             November 17,
                                               Year Ended        1993*
                                              December 31,   to Dec. 31, 1993
                                                  1994


          Net asset value
           beginning of period  . . . . . . .    $ 40.16          $ 40.00
          INVESTMENT OPERATIONS
          Net investment income . . . . . . .       0.62             0.02
          Net gains  or losses  on securities      (1.03)            0.16
          (both realized and unrealized)  . .

          Total from investment operations  .      (0.41)            0.18

          DISTRIBUTIONS
          Dividends   (from   net  investment      (0.62)           (0.02)
          income) . . . . . . . . . . . . . .

          Total distributions . . . . . . . .      (0.62)           (0.02)

          Net asset value   end of period . .     $ 39.13         $ 40.16

          TOTAL RETURN  . . . . . . . . . . .     (1.02%)            0.46%

          RATIOS/SUPPLEMENTAL DATA
          Net  assets    end  of period  (000    $120,220        $12,241
          Omitted)  . . . . . . . . . . . . .
          Ratio  of expenses  to average  net       2.49%           2.50%#
          assets  . . . . . . . . . . . . . .
          Ratio of net investment income to
            average net assets  . . . . . . .       2.01%           1.09%#
          Portfolio turnover rate . . . . . .         81%           0.53%


          *    Commencement of operations.

          #    Annualized.

                            Relative Return Bond Portfolio

                                                              For the period
                                                               November 15,
                                               Year Ended            1993*
                                              December 31,    to Dec. 31, 1993
                                                  1994

          Net asset value
           beginning of period  . . . . . . .    $ 39.80          $ 40.00
          INVESTMENT OPERATIONS
          Net investment income . . . . . . .       1.81             0.21
          Net gains  or losses  on securities      (2.60)           (0.21)
          (both realized and unrealized)  . .

          Total from investment operations  .      (0.79)            0.00

          DISTRIBUTIONS
          Dividends   (from  net   investment      (1.81)           (0.20)
          income) . . . . . . . . . . . . . .

          Total distributions . . . . . . . .      (1.81)           (0.20)

          Net asset value   end of period . .    $ 37.20          $ 39.80

          TOTAL RETURN  . . . . . . . . . . .     (1.99%)            0.01%

          RATIOS/SUPPLEMENTAL DATA
          Net  assets    end  of  period (000     $3,168           $1,257
          Omitted)  . . . . . . . . . . . . .
          Ratio  of expenses  to average  net      1.50%            1.50%#
          assets  . . . . . . . . . . . . . .
          Ratio of net investment income to
            average net assets  . . . . . . .      4.89%            4.61%#
          Portfolio turnover rate . . . . . .        47%            5%

          *    Commencement of operations.

          #    Annualized.

                              Cash Management Portfolio

                                               Year Ended December 31
                                               1994       1993        1992

           Net asset value
             beginning of period . . . .      $1.00      $  1.00   $  1.00
           INVESTMENT OPERATIONS

           Net investment income . . . .       0.03         0.02      0.03
           DISTRIBUTIONS

           Dividends (from net
           investment income)  . . . . .     (0.02)       (0.03)    (0.03)

           Net asset value   end of           $1.00       $ 1.00    $ 1.00
           period  . . . . . . . . . . .
           TOTAL RETURN  . . . . . . . .      3.30%        2.20%     3.00%

           RATIOS/SUPPLEMENTAL DATA
           Net assets   end of period
            (000 Omitted)  . . . . . . .    $15,212      $13,827   $20,431

           Ratio of expenses to average
           net assets* . . . . . . . . .      1.00%        0.95%     0.73%

           Ratio of net investment
           income to average net assets*      3.23%        2.17%     2.94%

                              Cash Management Portfolio

                                               Year Ended December 31
                                                1991     1990      1989
           Net asset value
             beginning of period . . . . .    $  1.00  $  1.00   $  1.00

           INVESTMENT OPERATIONS

           Net investment income . . . . .       0.05     0.07      0.08
           DISTRIBUTIONS

           Dividends (from net investment
              income)  . . . . . . . . . .     (0.05)   (0.07)    (0.08)

           Net asset value   end of period     $ 1.00   $ 1.00    $ 1.00

           TOTAL RETURN  . . . . . . . . .      5.08%    7.35%     8.63%
           RATIOS/SUPPLEMENTAL DATA

           Net assets   end of period
            (000 Omitted)  . . . . . . . .    $17,730  $20,701   $19,902
           Ratio of expenses to average net
             assets* . . . . . . . . . . .      1.00%    1.09%     1.00%

           Ratio of net investment income
             to average net assets*  . . .      5.04%    7.11%     8.31%

                              Cash Management Portfolio

                                            Year Ended December 31
                                       1988     1987      1986      1985

           Net asset value
             beginning of period .   $  1.00  $  1.00  $  1.00     $  1.00
           INVESTMENT OPERATIONS

           Net investment income .      0.07     0.06     0.05        0.07

           DISTRIBUTIONS
           Dividends (from net
           investment                 (0.07)   (0.06)   (0.05)      (0.07)
              income)  . . . . . .

           Net asset value   end      $ 1.00   $ 1.00   $ 1.00      $ 1.00
           of period . . . . . . .
           TOTAL RETURN  . . . . .     6.90%    5.67%    5.33%       6.71%

           RATIOS/SUPPLEMENTAL
           DATA

           Net assets   end of
           period                    $32,309  $27,683  $14,203     $ 4,937
            (000 Omitted)  . . . .
           Ratio of expenses to
           average net                 0.88%    1.25%    1.21%       1.26%
             assets* . . . . . . .

           Ratio of net investment
           income                      6.90%    5.67%    5.33%       6.71%
             to average net
           assets* . . . . . . . .


          *    INVESCO  Capital   Management,  Inc.   voluntarily  absorbed
               certain expenses of the Portfolio aggregating $15,099, $38,925, $5,536 and $27,402 for 1993, 1992, 1990, and 1989,
               respectively. If such expenses had not been absorbed, the ratio of expenses to average net assets would have been 1.03%, 0.92%, 1.12%, and 1.11% for the above periods, respectively, and the ratio of net investment income to average net assets would have been 2.09%, 2.75%, 4.92%, and 8.20%, respectively.

                                       THE FUND

               The Portfolios are separate series of The EBI Funds, Inc. (the "Fund"), an open-end, diversified management investment company incorporated under the laws of the State of Maryland on September 19, 1989.

               The address of each Portfolio is 1315 Peachtree Street, N.E., Atlanta, Georgia 30309, and the telephone number of each Portfolio is (800) 554-1156. The address of the Distributor, INVESCO Services, Inc., is 1355 Peachtree Street, N.E., Atlanta, Georgia 30309 and its telephone number is (800) 972-9030.

                          INVESTMENT OBJECTIVES AND POLICIES

               The investment objective of each of the Portfolios (except the Cash Management Portfolio) is to achieve a high total return on investment through capital appreciation and current income, without regard to federal income tax considerations. The investment objective of the Cash Management Portfolio is to achieve as high a level of current income, without regard to federal income tax considerations, as is consistent with the preservation of capital and the maintenance of liquidity. The investment objective of each Portfolio is a fundamental policy which may not be changed without the approval of a vote of a majority of the outstanding shares of that Portfolio. Investments of the Equity, Income, Flex, MultiFlex, Relative Return Bond, Real Estate and International Value Portfolios will be managed without regard to whether their distributions to shareholders will be characterized as ordinary income or long-term capital gains (I.E., will not be managed so as to minimize or avoid taxable capital gain distributions), and therefore may be particularly applicable for investors who are tax-exempt. The Cash Management Portfolio is designed for investment by corporations, partnerships, individuals and pension and profit-sharing plans. A more detailed discussion of each Portfolio's investment objective and policies follows.

          Equity Portfolio

               The  investment  objective  of the  Equity  Portfolio  is to achieve a high total return on investment through capital appreciation and current income, without regard to federal income tax considerations. Substantially all of the Portfolio's assets will be invested in common stocks and, to a lesser extent, securities convertible into common stocks. Such securities will generally be issued by companies which are listed on a national securities exchange (e.g., the New York Stock Exchange), or traded in the over-the-counter market, and which usually pay regular dividends. At least 65% of the Equity Portfolio's investments will consist of equity securities. The Equity Portfolio has established minimum investment standards with respect to its investments in common stocks which are identical to those established by ICM, the Portfolio's sub-adviser, with respect to the management of large capitalization value portfolios for its private advisory clients. These standards include utilization of a proprietary database consisting of 800 of the largest companies in the United States, each of which is required to have 10 years of financial history in order to be included in the database. The database relates the current price of each stock to each company's historical record and ranks the 800 stocks based on the best relative value. The top 250 stocks are then subjected to fundamental investment analysis, based on which a purchase list of 100 stocks is created, from which investments are selected. When market, business or economic conditions warrant, in the judgment of the Adviser and ICM, that temporary defensive measures should be employed, all or part of the assets of the Portfolio may be invested temporarily in other securities, including high quality corporate preferred stocks, bonds, debentures or other evidences of indebtedness, and in obligations issued or guaranteed by the United States or any instrumentality thereof, or held in cash.

          Income Portfolio

               The  investment  objective  of the  Income  Portfolio  is to achieve a high total return on investment through capital appreciation and current income, without regard to federal income tax considerations. During normal market conditions at least 65% of the Income Portfolio's investments will consist of income-producing securities. The Income Portfolio hopes to achieve its goal of capital appreciation by selecting fixed income obligations which ICM, the Portfolio's sub-adviser, believes are of a higher quality than has been generally recognized by the marketplace. If ICM's analysis is correct in these cases, the value of these obligations should increase as the marketplace recognizes the higher quality of the obligations. ICM intends to identify investments which it believes to be underrated (and therefore higher yielding) in light of, among other things, historic and current financial condition of the issuer, current and anticipated cash flow and borrowing requirements, strength of management, responsiveness to business conditions, credit standing and historic and current results of operations. Investors should note that investments in fixed income obligations will generally be subject to both credit risk and market risk. Credit risk relates to the ability of the issuer to meet interest or principal payments, or both, as they come due. Market risk relates to the fact that the market values of fixed income obligations in which the Portfolio invests generally will be affected by changes in the level of interest rates. An increase in interest rates will generally reduce the value of portfolio investments, and a decline in interest rates will generally increase the value of portfolio investments.

               Securities in which the Income Portfolio invests consist primarily of U.S. Government obligations and carefully selected fixed income corporate obligations which ICM considers to be of investment grade quality. The Income Portfolio invests only in those corporate obligations which in ICM's opinion have the investment characteristics described by Moody's in rating corporate obligations within its four highest ratings of Aaa, Aa, A and Baa and by S&P in rating corporate obligations within its four highest ratings of AAA, AA, A and BBB. It is possible that the ability of the Portfolio to achieve its objective of high total return could be diminished by its restriction on the use of non-investment grade corporate obligations. For a description of these ratings, see Appendix A to the Statement of Additional Information. Investments in government obligations will include direct obligations of the U.S. Government, such as U.S. Treasury Bills, Notes and Bonds, obligations guaranteed by the U.S. Government, such as Government National Mortgage Association obligations, and obligations of U.S. Government authorities, agencies and instrumentalities, such as Federal National Mortgage Association, Federal Home Loan Bank, Federal Financing Bank and Federal Farm Credit Bank obligations.

               The Income Portfolio may invest up to 35% of its assets in mortgage-backed securities, including mortgage pass-through securities and collateralized mortgage obligations ("CMOs"), which carry a guarantee from an agency of the U.S. Government or a private issuer of the timely payment of principal and interest or, in the case of unrated securities, are considered by the sub-adviser to be investment grade quality. For a description of the risks associated with these securities, see "Risk Factors and Policies Relevant to the Portfolios--Mortgage-Related Securities" below and "Mortgage-Related Securities" in the Statement of Additional Information.

               The Income Portfolio does not require that its investments in corporate obligations actually be rated by Moody's or S&P, and it may acquire such unrated obligations which in the opinion of ICM are of a quality at least equal to a rating of Baa by Moody's or BBB by S&P. With respect to investments in unrated obligations, the Portfolio will be more reliant on ICM's judgment and experience than would be the case if the Income Portfolio invested solely in rated obligations. Obligations rated Baa by Moody's or BBB by S&P may have speculative characteristics. A rating of Baa by Moody's indicates that the obligation is of "medium grade," neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. A rating of BBB by S&P indicates that the obligation is in the lowest "investment grade" security rating. Obligations rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas such obligations normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest than obligations in the top three "investment grade" categories. Both credit and market risks as described above are increased by investing in fixed income obligations rated Baa by Moody's and BBB by S&P. For a more detailed description of these ratings, see Appendix A to the Statement of Additional Information.

               ICM will attempt to limit fluctuations in the market value of the portfolio by adopting a more defensive posture during periods of economic difficulty. During such periods the Income Portfolio may acquire high quality short-term money market instruments rated Prime-1 by Moody's or A or better by S&P or, if unrated, of comparable quality as determined by ICM, at such times, and in such amounts, as in the opinion of ICM seems appropriate. Short-term money market instruments will include, among others, Treasury bills, bankers' acceptances, certificates of deposit, time deposits, and commercial paper. For a description of these instruments, see Appendix A to the Statement of Additional Information.

               The Income Portfolio may enter into contracts for the future delivery of fixed income securities commonly referred to as "interest rate futures contracts." These futures contracts will not be used for speculation but only as a hedge against anticipated interest rate changes. The Income Portfolio also may use options to purchase or sell covered interest rate futures contracts or debt securities and may write covered call options and cash secured puts. Covered call options and cash secured puts will not exceed 25% of total assets. For a discussion of these types of instruments, including the risks associated therewith, see "Risk Factors and Policies Relevant to the Portfolios."

               The Income Portfolio is subject to certain restrictions on its use of financial futures contracts and options. The Income Portfolio will invest only in futures contracts or options on underlying instruments in which the Portfolio may invest. The Income Portfolio will not enter into financial futures contracts or purchase options on financial futures contracts if, after such a transaction, the sum of initial margin deposits on the open financial futures contracts and of premiums paid on open options on financial futures contracts would exceed 5% of the Portfolio's total assets. Subject to the provisions of the Portfolio's fundamental investment policies, the Income Portfolio will not enter into financial futures contracts or write options (except to close out open positions) if, after such a transaction, the aggregate principal amount of all open financial futures contracts and all options under which the Portfolio is obligated would exceed 100% of the Portfolio's total assets. The Income Portfolio will not write call options until it owns U.S. government securities or financial futures contracts which may be delivered to satisfy the options or has the right to obtain deliverable securities without further consideration (or has segregated cash in the amount of any such consideration). The Income Portfolio will not write put options unless it has segregated cash or cash equivalents in amounts sufficient to satisfy the options. The Income Portfolio will maintain such securities, rights, or segregated cash until the options are exercised, closed or expire. The Income Portfolio will not purchase put and call options on debt securities if, after such a transaction, the sum invested for premiums in such options exceeds 2% of the Portfolio's total assets.

          Flex Portfolio

               The investment objective of the Flex Portfolio is to achieve a high total return on investment through capital appreciation and current income, without regard to federal income tax considerations. The Flex Portfolio invests in a combination of equity securities and fixed and variable income securities. The equity securities acquired by the Flex Portfolio are subject to the same standards as those equity securities acquired by the Equity Portfolio. The income securities acquired by the Flex Portfolio are subject to the same investment standards applicable to income securities acquired by the Income Portfolio. It is possible that the ability of the Portfolio to achieve its objective of high total return could be diminished by its restriction on the use of non-investment grade corporate obligations in the income securities portion of its portfolio. Typically, a minimum of 30% of the total assets of the Flex Portfolio will be invested in equity securities and a minimum of 30% of total assets will be invested in fixed and variable income securities. The remaining 40% of its portfolio will vary in asset allocation according to ICM's assessment of business, economic, and market conditions. ICM's analytical processes associated with making allocation decisions are based upon a combination of historical financial results and current prices for stocks and the current yield to maturity available in the market for bonds. The premium return available from one category relative to the other determines the actual asset deployment. ICM's asset allocation processes are systematic and are based on current information rather than forecasted change. The Flex Portfolio seeks reasonably consistent returns over a variety of market cycles.

          MultiFlex Portfolio

               The investment objective of the MultiFlex Portfolio is to achieve a high total return on investment through capital appreciation and current income, without regard to federal income tax considerations. The Portfolio seeks to achieve its objective by investing in a combination of equity securities (consisting of common stocks and, to a lesser degree, preferred stocks and securities convertible into common stock) and fixed-income securities, through allocation of its assets among the following five asset classes: stocks of large capitalization companies
          ("large cap stocks"), stocks of small capitalization companies ("small cap stocks"), fixed-income securities, real estate securities (primarily securities of real estate investment trusts ("REITs")), and international stocks (primarily American Depositary Receipts ("ADRs")). Allocating assets among different types of securities allows the Portfolio to take advantage of performance opportunities in various sectors of the capital market, while simultaneously providing diversification to reduce the risks of each investment.

               The Portfolio may invest up to 40% of its assets in each asset class; however, the Portfolio will normally invest approximately 20% of its assets in each of the five asset classes, which represents the expected allocation when projected returns for the five classes are all normal relative to one another. If the anticipated return for a particular asset class is higher than normal relative to the others on an historical basis, it will be weighted more heavily than it would under "normal" conditions. Conversely, if the anticipated return for a particular asset class is lower than normal relative to the other classes on an historical basis, a smaller percentage of assets (I.E., less than 20%) would be invested in that class. Each asset class is briefly described below:

               Large Cap Stocks. The MultiFlex Portfolio may invest in equity securities of large companies, defined as companies with market capitalizations among the largest 800 publicly traded U.S. corporations at the time of initial purchase. These securities are traded principally on the national securities exchanges in the United States, but also may be traded on regional stock exchanges or in the over-the-counter market. Such stocks are more likely to pay regular dividends than the stocks of smaller companies.

               Small Cap Stocks. The MultiFlex Portfolio may invest in small cap securities (I.E.,those issued by companies having smaller market capitalizations than the largest 1,000 publicly traded U.S. corporations). These securities typically pay no or minimal dividends and possess higher rates of return on invested capital and are subject to greater risk than securities of larger companies, such as large price fluctuations which could increase the potential for short-term gains and losses.

               Fixed Income Securities. The fixed income securities in which the MultiFlex Portfolio may invest consist of securities issued by the U.S. Government, its agencies and instrumentalities, corporate securities, mortgage- and asset-backed securities, zero coupon bonds, municipal obligations and foreign currency denominated securities. The MultiFlex Portfolio may invest up to 5% of its assets in corporate bonds rated below Baa by Moody's or BBB by S&P but rated at least Ba by Moody's or BB by S&P at the time of purchase. Investments in corporate bonds rated below "investment grade," I.E., rated below Baa by Moody's or BBB by S&P, are described as "speculative" by both Moody's and S&P. Such securities are sometimes referred to as "junk bonds," and may be subject to greater market fluctuations, less liquidity, and greater risk. For a further discussion of the special risks associated with investments in lower rated securities, see "Risk Factors and Policies Relevant to the
          Portfolios - High Yield/High Risk Securities." The average maturity of the MultiFlex Portfolio's investments in fixed income securities will vary depending upon economic and market conditions. During normal market conditions, the MultiFlex Portfolio's overall maturity will be in the 3.5 to 6.5 year range and is expected to average at approximately 5 years over a market cycle. The sub-adviser will seek to adjust the portfolio of fixed income securities held by the Portfolio to maximize current income consistent with liquidity and the preservation of principal.

               Real Estate Securities. The MultiFlex Portfolio may invest in common stocks of real estate companies, real estate investment trusts ("REITs"), and other real estate related securities. REITs are trusts which sell shares to investors and use the proceeds to invest in real estate or interests therein. A REIT may focus on particular projects, such as apartment complexes, or geographic regions, such as the Southeastern United States, or both. Health care REITs invest primarily in hospitals, nursing homes, and similar facilities, and are usually nationwide in scope. By investing in REITs indirectly through the Portfolio, a shareholder will bear not only his proportionate share of the expenses of the Portfolio, but also, indirectly, similar expenses of the REIT.

               International Stocks. The MultiFlex Portfolio may invest in international securities directly or by means of sponsored or unsponsored ADRs. Up to 40% of total assets, measured at the time of purchase, may be invested directly in foreign securities; securities of Canadian issuers and securities purchased by means of sponsored ADRs are not subject to this 40% limitation. See "Risk Factors and Policies Relevant to the Portfolios - Foreign Securities."

               IMR,  the Portfolio's  sub-adviser,  regularly monitors  the
          Portfolio's investment allocations, and may vary the amount invested in each class depending upon its assessment of business, economic and market conditions. The investment results of the Portfolio depend upon the sub-adviser's ability to determine correctly the relative attractiveness of various asset classes on a consistent basis. However, market valuations change not only in response to economic factors but to psychological and emotional factors as well. These factors are difficult to interpret and quantify. It is therefore possible that the Portfolio may have a minimum allocation in stocks during a significant advance in overall stock prices. Similarly, it is possible that the Portfolio may have a minimum allocation in bonds during a significant advance in overall bond prices.

               There may be temporary periods during which the allocation of assets to each asset class deviates from the specified percentage allocation because of inflows or outflows of cash from the Portfolio. This is most likely to occur when the sub-adviser has positioned the portfolio assets close to a minimum or maximum constraint for one or more asset classes and the Portfolio's cash position is altered as a result of purchases and/or redemptions of the Portfolio's shares. In such cases, IMR will deploy cash or reallocate portfolio assets in a timely fashion (not to exceed seven days) to bring portfolio composition within the specified asset allocation.

               In periods of uncertain economic and market conditions, as determined by the sub-adviser, the Portfolio may depart from its basic investment objective and assume a temporary defensive position, with a portion of its assets invested in cash or cash equivalents and, within the fixed income asset class, U.S. Government and agency securities and investment grade corporate bonds. Cash may be held for defensive purposes up to a maximum of 30% of the Portfolio's total assets. While the Portfolio is in a defensive position, the opportunity to achieve capital growth will be limited; however, the ability to maintain a defensive position enables the Portfolio to seek to minimize capital losses during market downturns. Under normal market conditions, the Portfolio does not intend to invest a significant portion of its assets in cash or cash equivalents.

               In managing the equity portion of the portfolio, IMR will apply a combination of quantitative strategies and traditional stock selection methods to a very broad universe of stocks in order to uncover the best possible values. Typically, stocks will be examined quantitatively for their exposure to certain factors which the sub-adviser has identified as helpful in selecting equities which can be expected to have superior future performance. These factors may include earnings-to-price and book value-to-price ratios, earnings estimate revision momentum, relative market strength compared to competitors, inventory/sales trend, and financial leverage. A stock's expected return is estimated based upon its exposure to these and other factors, and when combined with proprietary estimates of trading costs, a risk-controlled optimal portfolio is generated. Once an initial suggested portfolio has been generated through the computer optimization process, traditional fundamental analysis is utilized to provide a final review before stocks are selected for purchase by the Portfolio.

               The  MultiFlex  Portfolio  may purchase  and  write  covered options on securities (including index options and options on foreign securities), may purchase and sell covered interest rate futures contracts, and may invest in futures contracts for the purchase or sale of foreign currencies, fixed income securities, commodities and instruments based on securities indices (collectively, "futures contracts"), options on futures contracts, forward commitments and swap agreements. See "Risk Factors and Policies Relevant to the Portfolios." For a discussion of the tax considerations relating to swap agreements, see the Statement of Additional Information under "Tax Information."

          Relative Return Bond Portfolio

               The  investment  objective  of  the  Relative  Return   Bond
          Portfolio is to achieve a high total return on investment through current income and capital appreciation, without regard to federal income tax considerations. The Portfolio seeks to provide investment results which approximate or exceed the total return performance of fixed income securities in the aggregate, as represented by the Lehman Brothers Aggregate Bond Index, but does not attempt to precisely replicate the Lehman Brothers Aggregate Bond Index and is not an index fund in that sense. The Portfolio attempts to achieve its objective by investing in a diversified portfolio of U.S. Government obligations, including Treasury and agency obligations, corporate securities, mortgage- and asset-backed securities, zero coupon bonds, municipal obligations, dollar-denominated obligations of U.S. branches of foreign banks ("Yankee Bonds") and foreign currency denominated securities. IMR, the sub-adviser, seeks to add value primarily through sector rotation and value selection rather than through interest rate anticipation.

               The sub-adviser's sector analysis focuses on the yield advantage of corporate securities or mortgage-related securities over U.S. Treasuries. When the advantage is significant, IMR evaluates the fundamental trends affecting that sector to determine if it is likely to narrow sufficiently to generate an attractive incremental return. Substantial commitments will be made to those sectors with the most favorable return potential.

               Valuation analysis assesses the attractiveness of bonds with respect to other asset classes, the U.S. inflation rate, and the level of foreign interest rates. Yield curve analysis is used to determine the optimal combination of maturities to achieve the desired average maturity for the portfolio. Fundamental analysis focuses on economic and market trends - in particular, the impact of Federal Reserve policy, supply and demand (both public and private), real income growth rates, inflationary expectations, foreign participation in the U.S. markets, and the political climate. During normal market conditions, the Portfolio's overall average maturity will be in the 3.5 to 6.5 year range and is expected to average at approximately 5 years over a market cycle. During periods of economic uncertainty, as a temporary defensive measure, the Relative Return Bond Portfolio may acquire high quality money market instruments similar to those acquired by the Income Portfolio, in such amounts as IMR, in its opinion, deems appropriate.

               IMR also applies yield spread analysis to the various corporate quality ratings to identify attractive values, and seeks issues with stable to improving fundamentals and the potential for superior returns through the narrowing of yield spreads. At least 90% of the portfolio will range from Aaa to Baa. However, the Portfolio may also invest up to 10% of its assets in corporate bonds rated below Baa by Moody's or BBB by S&P but rated at least Ba by Moody's or BB by S&P at the time of purchase. Investments in corporate bonds rated below "investment grade," I.E., rated below Baa by Moody's or BBB by S&P, are described as "speculative" by both Moody's and S&P. Such securities are sometimes referred to as "junk bonds," and may be subject to greater market fluctuations, less liquidity, and greater risk. For a further discussion of the special risks associated with investments in lower rated securities, see "Risk Factors and Policies Relevant to the Portfolios - High Yield/High Risk Securities." The Relative Return Bond Portfolio may also purchase and sell interest rate futures contracts, foreign currency futures contracts and commodity futures contracts, may use forward commitments and options to purchase or sell interest rate futures contracts or debt securities, and may write covered call options and cash secured puts. See "Risk Factors and Policies Relevant to the Portfolios."

               When the sub-adviser's analysis indicates that market, business or economic conditions are favorable, the Relative Return Bond Portfolio may invest in foreign fixed income securities. The Fund has not established any minimum investment standards, such as an issuer's asset level, earnings history, etc., with respect to the Relative Return Bond Portfolio's investments in foreign (fixed income) securities and, therefore, investors should consider that the Portfolio's investments may consist in part of securities which may be deemed to be speculative. See "Risk Factors and Policies Relevant to the Portfolios - Foreign Securities."

          Real Estate Portfolio

               The investment objective of the Real Estate Portfolio is to achieve a high total return on investment through capital appreciation and current income, without regard to federal income tax considerations. The Portfolio seeks to achieve its objective by investing primarily in publicly traded securities of companies related to the real estate industry. The Portfolio will not invest directly in private real estate assets.

               Under  normal circumstances,  the Portfolio  will  invest at least 65% of its total assets in equity securities of companies which are principally engaged in the real estate industry and are listed on U.S. securities exchanges or the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). Companies listed on NASDAQ are generally smaller-capitalization companies whose securities may be subject to large price fluctuations which could increase the potential for short-term gains or losses. A company is "principally engaged in the real estate industry" if at least 50% of its assets, gross income or net profits are attributable to ownership, construction, management, or sale of residential, commercial or industrial real estate, including listed equity REITs which own properties, and listed mortgage REITs which make short-term construction and development mortgage loans or which invest in long-term mortgages or mortgage pools. By investing in REITs indirectly through the Portfolio, a shareholder will bear not only his proportionate share of the expenses of the Portfolio, but also, indirectly, similar expenses of the REIT. See "Risk Factors and Policies Relevant to the Portfolios -- Real Estate Industry Securities."

               The Portfolio may also invest up to 35% of its total assets in equity, debt, or convertible securities of companies whose products and services are related to the real estate industry, such as manufacturers and distributors of building supplies and financial institutions which issue or service mortgages. The Portfolio also may invest up to 35% of its total assets in securities of companies unrelated to the real estate industry which are believed by the sub-adviser to be undervalued and to have capital appreciation potential. Moreover, consistent with its objective of current income, the Portfolio may invest all or part of its assets in debt securities of companies related to the real estate industry. Debt securities purchased by the Portfolio will be limited to those rated at the time of the investment as investment grade by Moody's or S&P or, if unrated, determined by the sub-adviser to be of comparable quality. For a description of these ratings and a discussion of factors relevant to a determination that an unrated security is of comparable quality, see Appendix A to the Statement of Additional Information.

               IRA, the Portfolio's sub-adviser, utilizes both fundamental real estate analysis and quantitative securities analysis to select investments for the Portfolio. The fundamental real estate characteristics of securities included in the qualifying universe are determined by analysis of a company's management and strategic focus and an evaluation of the location, physical attributes and cash flow generating capacity of a company's properties. Each component of the analysis is assigned a weight and each company is systematically ranked to determine which company's securities are to be emphasized in the selection of Portfolio investments.

               IRA's quantitative analysis applies a proprietary database and multi-factor regression model to rank individual securities in the qualifying universe from highest to lowest expected returns. Investment consideration is limited to those actively traded securities which are expected to outperform the NAREIT Equity Index over the subsequent three-month period. The NAREIT Equity Index is composed of common stocks of all tax-qualified equity REITs listed on the New York Stock Exchange, the American Stock Exchange and the NASDAQ National Market System.

               After ranking each security fundamentally and quantitatively, diversified portfolios are created through a statistical optimization process. This technique incorporates such factors as expected return, volatility, correlation to other stocks already held in the portfolio, and turnover costs.

               If, in the opinion of the sub-adviser, market conditions warrant a temporary defensive investment strategy, the Portfolio's assets may be invested in money market instruments and U.S. government securities, or held in cash or equivalents. The Portfolio may purchase and write put and call options on securities and securities indices. See "Risk Factors and Policies Relevant to the Portfolios."

               For taxable clients, a portion of the dividends paid by a REIT may be considered return on capital and would not currently be regarded as taxable income. Therefore, depending upon an individual's tax bracket, the dividend yield may have a higher tax effective yield.

          International Value Portfolio

               The investment objective of the International Value Portfolio is to achieve a high total return on investment through capital appreciation and current income, without regard to U.S. or foreign tax considerations. The Portfolio seeks to achieve its objective by investing at least 65% of its total assets in a diversified portfolio of foreign equity securities, consisting of common stocks, preferred stocks, warrants, and securities convertible into common stock. Equity securities may include foreign securities registered and traded in U.S. markets, foreign securities traded in foreign markets and ADRs issued as evidence of ownership of foreign securities. The subadviser intends to hold securities in its portfolio of companies domiciled in at least four countries. Moreover, consistent with its objective of current income, the Portfolio may invest up to 35% of its total assets in debt securities rated at the time of investment as investment grade or, if unrated, determined by the sub-adviser to be of comparable quality. For a description of these ratings and a discussion of factors relevant to a determination that an unrated security is of comparable quality, see Appendix A to the Statement of Additional Information.

               Although the Portfolio intends to invest principally in securities of companies in developed nations, including Europe and the Pacific Rim, it may also invest up to 20% of its total assets in equity securities of companies domiciled in emerging market countries. See "Risk Factors and Policies Relevant to the Portfolios - Foreign Securities, Emerging Markets" below for a discussion of the risks associated with such investments.

               ICM has access to the data and research of the Global Asset Allocation Committee of its parent company, INVESCO PLC. This worldwide data and research from the parent company, together with the sub-adviser's proprietary database consisting primarily of large and medium capitalization non-U.S. companies, provide investment research and information which aid ICM in determining which stocks are selected for the Portfolio.

               Stocks within the sub-adviser's database are subjected to proprietary computer analytical systems designed to compare the price of each stock to various factors which include shareholders' equity per share, historic return on equity, and the company's ability to reinvest earnings for future growth or to pay earnings in the form of dividends. The results of this analysis are then used to assist ICM in determining the relative value of each stock. Each stock's final selection is based primarily upon ICM's opinion of the relative value of the stock and takes into account the company's historic and current operating results combined with an analysis of the likelihood of favorable operating results being extended into future years. The final selection of a stock for the portfolio may also take into account the sub-adviser's opinion of the attractiveness of the stock to the portfolio as a whole based on diversification and risk considerations.

               ICM does not make country or industry allocation decisions based on worldwide market or industry forecasts. Consequently, the industry and country weightings in the portfolio tend to be a by-product of the stock selection process and portfolio construction. Given the difficulty of profitably applying aggressive currency management over long periods of time, ICM tends to incorporate currency hedging strategies only at the extremes of relative valuation ranges.

               When, in the  judgment of the sub-adviser,  market, business or economic conditions warrant employing temporary defensive measures, the sub-adviser may invest all or part of the assets of the Portfolio temporarily in securities of U.S. issuers and may, for temporary defensive purposes, invest without limit in (i) money market securities denominated in dollars or in the currency of any foreign country and issued by entities organized in the U.S. or any foreign country, such as short-term (less than 12 months to maturity) and medium-term (not greater than five years to maturity) obligations issued or guaranteed by the U.S. Government or the government of a foreign country, their agencies or instrumentalities, (ii) finance company and corporate commercial paper and other short-term corporate obligations, in each case rated Prime-1 by Moody's or A or better by S&P or, if unrated, of comparable quality as determined by the sub-adviser, and (iii) repurchase agreements with banks and broker-dealers with respect to such securities.

               Although the Portfolio invests principally in common stocks, it may also enter into transactions in options on securities, securities indices and currencies, forward currency contracts, futures contracts and related options, and swap agreements. See "Risk Factors and Policies Relevant to the Portfolios."

          Cash Management Portfolio

               The Cash Management Portfolio's investment objective is to achieve as high a level of current income, without regard to federal income tax considerations, as is consistent with the preservation of capital and the maintenance of liquidity. The Portfolio seeks to achieve its objective through investment in a diversified portfolio of high-quality, short-term "money market" instruments. These instruments consist of obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities, and U.S. dollar-denominated certificates of deposit, time deposits, bankers' acceptances, commercial paper, repurchase agreements, and corporate obligations. For a description of these instruments, see Appendix A to the Statement of Additional Information. The Portfolio may also place a portion of its assets in interest-bearing accounts with qualifying banks provided the Portfolio is free to withdraw its assets at any time without suffering any interest reduction or other penalty. Because the Portfolio invests in high quality, short-term debt obligations, its ability to achieve a high level of current income is limited in comparison to mutual funds that invest in securities which present a greater credit risk.

               The Portfolio will not purchase any security which has a maturity in excess of 12 months. Notwithstanding this limitation, the Portfolio may purchase a security with a maturity greater than 375 days which is subject to a demand feature which reduces the remaining maturity to 375 days or less, if the demand feature is unconditional and is rated by at least two major rating agencies, or by the only rating agency that has assigned a rating, in the highest short term rating category, or comparable unrated securities. The dollar-weighted average maturity of the Portfolio will not exceed 90 days. The Portfolio seeks to maintain a constant net asset value of $1.00 per share, although there can be no assurance that this will be achieved. See "Computation of Net Asset Value".

               Investments by the Portfolio must present minimal credit risk and be rated within one of the two highest rating categories for short-term debt obligations by at least two nationally recognized statistical rating organizations ("NRSROs") or, if only one NRSRO has assigned a rating, by that agency. Purchases of securities which are unrated or rated only by one rating agency must be approved or ratified by the Directors. Securities which are rated (or that have been issued by an issuer that is rated with respect to a class of short-term debt obligations, or any security within that class, comparable in priority and quality with such securities) in the highest category by at least two NRSROs are designated "First Tier Securities." Securities rated in the top two categories by at least two NRSROs, but which are not rated in the highest category by two or more NRSROs, are designated "Second Tier Securities." Securities which are unrated may be purchased only if they are deemed to be of comparable quality to rated securities. ISI, as investment adviser, shall determine whether a security presents minimal credit risk under procedures adopted by the Board of Directors.

               The Portfolio may not invest more than 5% of its total assets in the securities of any one issuer, except this limitation shall not apply to U.S. Government securities and repurchase agreements thereon. The Portfolio may, however, invest more than 5% of its total assets in the First Tier Securities of a single issuer for a period of up to three business days after the purchase thereof, although the Portfolio may not make more than one such investment at any one time. Further, the Portfolio will not invest more than the greater of 1% of its total assets or one million dollars, measured at the time of investment, in the securities of a single issuer which were Second Tier Securities when acquired by the Portfolio. In addition, the Portfolio may not invest more than 5% of its total assets in securities which were Second Tier Securities when acquired.

                 RISK FACTORS AND POLICIES RELEVANT TO THE PORTFOLIOS

               Repurchase Agreements. Each of the Portfolios, except the Equity Portfolio, may engage in repurchase agreements. A repurchase agreement, which may be considered a "loan" under the Investment Company Act of 1940, as amended (the "1940 Act"), is a transaction in which a fund purchases a security and simultaneously commits to sell the security to the seller at an agreed-upon price and date (usually not more than seven days) after the date of purchase. The resale price reflects the purchase price plus an agreed-upon market rate of interest which is unrelated to the coupon rate or maturity of the purchased security. A fund's risk is limited to the ability of the seller to pay the agreed-upon amount on the delivery date. In the opinion of management this risk is not material; if the seller defaults, the underlying security constitutes collateral for the seller's obligations to pay. This collateral, equal to or in excess of 100% of the repurchase agreement, will be held by the custodian for the particular Portfolio's assets. However, in the absence of compelling legal precedents in this area, there can be no assurance that the Portfolio will be able to maintain its rights to such collateral upon default of the issuer of the repurchase agreement. To the extent that the proceeds from a sale upon a default in the obligation to repurchase are less than the repurchase price, the particular Portfolio would suffer a loss. It is intended (but not required) that at no time will the market value of any of the Portfolio's securities subject to repurchase agreements exceed 50% (75% as to the Cash Management Portfolio) of the total assets of such Portfolio entering into such agreement. It is intended for these Portfolios to enter into repurchase agreements with commercial banks and securities dealers. The Board of Directors will monitor the creditworthiness of such entities.

               Foreign Securities. The MultiFlex and International Value Portfolios may invest directly in foreign equity securities and the Equity, Flex, MultiFlex and International Value Portfolios may invest in foreign securities represented by ADRs, as described below. The MultiFlex, International Value and Relative Return Bond Portfolios may also invest in foreign currency-denominated fixed income securities. Investing in securities issued by companies whose principal business activities are outside the United States may involve significant risks not present in domestic investments. For example, there is generally less publicly available information about foreign companies, particularly those not subject to the disclosure and reporting requirements of the U.S. securities laws. Foreign issuers are generally not bound by uniform accounting, auditing, and financial reporting requirements and standards of practice comparable to those applicable to domestic issuers. Investments in foreign securities also involve the risk of possible adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation, limitation on the removal of cash or other assets of the Portfolio, political or financial instability, or diplomatic and other developments which could affect such investments. Further, economies of particular countries or areas of the world may differ favorably or unfavorably from the economy of the United States. Foreign securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility. Additional costs associated with an investment in foreign securities may include higher custodial fees than apply to domestic custodial arrangements, and transaction costs of foreign currency conversions.

               ADRs provide a method whereby the Equity, Flex, MultiFlex and International Value Portfolios may invest in securities issued by companies whose principal business activities are outside the United States. These securities will not be denominated in the same currency as the securities into which they may be converted. Generally, ADRs, in registered form, are designed for use in U.S. securities markets.

               ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities, and may be issued as sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its securities trade in the form of ADRs. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored programs are generally similar, in some cases it may be easier to obtain financial information from an issuer that has participated in the creation of a sponsored program. The Equity and Flex Portfolios intend to invest only in sponsored ADRs. The MultiFlex and International Value Portfolios may invest in both sponsored and unsponsored ADRs.

               Since certain Portfolios are authorized to invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates relative to the U.S. dollar will affect the value of securities in the Portfolios and the unrealized appreciation or depreciation of such investments. Changes in foreign currency exchange rates relative to the U.S. dollar will also affect a Portfolio's yield on assets denominated in currencies other than the U.S. dollar.

               Emerging Markets. The International Value Portfolio may invest in securities of companies domiciled in emerging market countries. Investment in emerging market countries presents risks greater in degree than, and in addition to, those presented by investment in foreign issuers in general. A number of emerging market countries restrict, to varying degrees, foreign investment in stocks. Repatriation of investment income, capital, and the proceeds of sales by foreign investors may require governmental registration and/or approval in some emerging market countries. A number of the currencies of developing countries have experienced significant declines against the U.S. dollar in recent years, and devaluation may occur subsequent to investments in these currencies by the International Value Portfolio. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain emerging market countries. Many of the emerging securities markets are relatively small, have low trading volumes, suffer periods of relative illiquidity, and are characterized by significant price volatility. There is a risk in emerging market countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, seizure, nationalization, or creation of government monopolies, any of which may have a detrimental effect on the Portfolio's investments.

               Options.    Each  Portfolio,  except  the  Equity  and  Cash
          Management Portfolios, may purchase and write put and call options on securities, as described in this Prospectus and in the Statement of Additional Information. A Portfolio may write a call or put option only if the option is "covered" by the Portfolio holding a position in the underlying securities or by other means which would permit immediate satisfaction of the Portfolio's obligation as writer of the option. The purchase and writing of options involves certain risks. During the option period, the covered call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying securities above the exercise price, but, as long as its obligation as a writer continues, has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying securities at the exercise price. If a put or call option purchased by the Portfolio is not sold when it has remaining value, and if the market price of the underlying security, in the case of a put, remains equal to or greater than the exercise price or, in the case of a call, remains less than or equal to the exercise price, the Portfolio will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. There can be no assurance that a liquid market will exist when a Portfolio seeks to close out an option position. Furthermore, if trading restrictions or suspensions are imposed on the options markets, a Portfolio may be unable to close out a position.

               The MultiFlex and International Value Portfolios may also buy or sell put and call options on foreign securities and foreign currencies. Currency options traded on U.S. or other exchanges may be subject to position limits which may limit the ability of the Portfolios to reduce foreign currency risk using such options. Over-the-counter options differ from traded options in that they are two-party contracts with price and other terms negotiated between buyer and seller and generally do not have as much market liquidity as exchange-traded options.

               Futures Contracts and Options on Futures Contracts. As described under "Investment Objectives and Policies," the Income, Flex, MultiFlex, Relative Return Bond and International Value Portfolios may invest in interest rate futures contracts and options thereon ("futures options"); the MultiFlex and Relative Return Bond Portfolios may enter into commodity futures contracts and options; the MultiFlex, Relative Return Bond and International Value Portfolios may enter into foreign currency futures contracts and options; and the MultiFlex Portfolio may enter into stock index futures contracts and options thereon. Such contracts may not be entered into for speculative purposes. When a Portfolio purchases a futures contract, an amount of cash, U.S. Government securities, or money market instruments equal to the fair market value less initial and variation margin of the futures contract will be deposited in a segregated account to collateralize the position and thereby ensure that such futures contract is "covered."

               There  are several risks associated  with the use of futures and futures options. The value of a futures contract may decline. With respect to transactions for hedging, there can be no guarantee that there will be a correlation between price movements in the hedging vehicle and in the portfolio securities being hedged. An incorrect correlation could result in a loss on both the hedged securities in a Portfolio and the hedging vehicle so that the portfolio return might have been greater had hedging not been attempted. There can be no assurance that a liquid market will exist at a time when a Portfolio seeks to close out a futures contract or a futures option position. Most futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single day; once the daily limit has been reached on a particular contract, no trades may be made that day at a price beyond that limit. In addition, certain of these instruments are relatively new and without a significant trading history. As a result, there is no assurance that an active secondary market will develop or continue to exist. Lack of a liquid market for any reason may prevent a Portfolio from liquidating an unfavorable position and the Portfolio would remain obligated to meet margin requirements until the position is closed.

               The Portfolios will only enter into futures contracts or futures options which are standardized and traded on a U.S. or foreign exchange or board of trade, or similar entity, or quoted on an automated quotation system. A Portfolio will use financial futures contracts and related options only for "bona fide hedging" purposes, as such term is defined in applicable regulations of the Commodity Futures Trading Commission, or, with respect to positions in financial futures and related options that do not qualify as "bona fide hedging" positions, will enter into such non-hedging positions only to the extent that aggregate initial margin deposits plus premiums paid by it for open futures option positions, less the amount by which any such positions are "in-the-money," would not exceed 5% of the Portfolio's total assets.

               Forward Foreign Currency Exchange Contracts. The MultiFlex and International Value Portfolios may enter into forward foreign currency exchange contracts ("forward contracts") to attempt to minimize the risk to the Portfolio from adverse changes in the relationship between the U.S. dollar and foreign currencies. A forward contract is an obligation to purchase or sell a specific currency for an agreed price at a future date which is individually negotiated and privately traded by currency traders and their customers. Such contracts may not be entered into for speculative purposes. A Portfolio will not enter into forward contracts if, as a result, more than 10% of the value of its total assets would be committed to the consummation of such contracts, and will segregate assets or "cover" its positions consistent with requirements under the 1940 Act to avoid any potential leveraging of the Portfolio.

               Swap Agreements. The MultiFlex and International Value Portfolios may enter into interest rate, index and currency exchange rate swap agreements for purposes of attempting to obtain a particular desired return at a lower cost to the Portfolio than if it had invested directly in an instrument that yielded that desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or "swapped" between the parties are calculated with respect to a "notional amount," I.E., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. Commonly used swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified level, or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

               The "notional amount" of the swap agreement is only a fictive basis on which to calculate the obligations which the parties to a swap agreement have agreed to exchange. Most swap agreements entered into by a Portfolio would calculate the obligations of the parties to the agreement on a "net basis." Consequently, a Portfolio's obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). Obligations under a swap agreement will be accrued daily (offset against amounts owing to the Portfolio) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the maintenance of a segregated account consisting of cash, U.S. Government securities, or high grade debt obligations, to avoid any potential leveraging of the portfolio. A Portfolio will not enter into a swap agreement with any single party if the net amount owed or to be received under existing contracts with that party would exceed 5% of the Portfolio's total assets.

               Mortgage-Related Securities. As described under "Investment Objectives and Policies," the Income Portfolio may invest in mortgage pass-through securities and CMOs, and the MultiFlex and Relative Return Bond Portfolios may invest in mortgage-related securities, including CMOs and mortgage-backed bonds, and asset-backed securities.

               Mortgage pass-through securities are securities representing interests in "pools" of mortgage loans in which payments of both interest and principal on the securities are generally made monthly, in effect "passing through" monthly payments made by the individual borrowers on the mortgage loans which underlie the securities (net of fees paid to the issuer or guarantor of the securities).

               Payment of  principal and  interest on  some mortgage  pass-
          through securities may be guaranteed by the full faith and credit of the U.S. Government (in the case of securities guaranteed by the Government National Mortgage Association ("GNMA")); or
          guaranteed by agencies or instrumentalities of the U.S. Government (in the case of securities guaranteed by the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"), which are supported only by the discretionary authority of the U.S. Government to purchase the agency's obligations). For more information on GNMA certificates and FNMA and FHLMC mortgage-backed obligations, see "Mortgage-Related Securities" in the Statement of Additional Information.

               CMOs are  securities which  are typically  collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FNMA, or FHLMC. Similar to a bond, interest and pre-paid principal on a CMO are paid, in most cases, semiannually. CMOs are structured into multiple classes, with each class bearing a different stated maturity. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding the longer maturity classes will receive principal only after the first class has been retired. CMOs that are issued or guaranteed by the U.S. Government or by any of its agencies or instrumentalities will be considered U.S. Government securities by the Portfolios, while other CMOs, even if collateralized by U.S. Government securities, will have the same status as other privately issued securities for purposes of applying a Portfolio's diversification tests.

               Mortgage-backed bonds are general obligations of the issuer fully collateralized directly or indirectly by a pool of mortgages. The mortgages serve as collateral for the issuer's payment obligations on the bonds but interest and principal payments on the mortgages are not passed through either directly (as with GNMA certificates and FNMA and FHLMC pass-through securities) or on a modified basis (as with CMOs). Accordingly, a change in the rate of prepayments on the pool of mortgages could change the effective maturity of a CMO but not that of a mortgage-backed bond (although, like many bonds, mortgage-backed bonds can provide that they are callable by the issuer prior to maturity).

               Asset-backed securities are securities representing interests in other types of financial assets, such as automobile-finance receivables or credit-card receivables. Such securities are subject to many of the same risks as are mortgage-backed securities, including prepayment risks and risks of foreclosure. They may or may not be secured by the receivables themselves or may be unsecured obligations of their issuers. For further information on these securities, see the Statement of Additional Information.

               Risks of mortgage-related securities. Investment in mortgage-backed securities poses several risks, including prepayment, market, and credit risk. Prepayment risk reflects the risk that borrowers may prepay their mortgages faster than expected, thereby affecting the investment's average life and perhaps its yield. Whether or not a mortgage loan is prepaid is almost entirely controlled by the borrower. Borrowers are most likely to exercise prepayment options at the time when it is least advantageous to investors, generally prepaying mortgages as interest rates fall, and slowing payments as interest rates rise. Besides the effect of prevailing interest rates, the rate of prepayment and refinancing of mortgages may also be affected by home value appreciation, ease of the refinancing process and local economic conditions.

               Market risk reflects the risk that the price of the security may fluctuate over time. The price of mortgage-backed securities may be particularly sensitive to prevailing interest rates, the length of time the security is expected to be outstanding, and the liquidity of the issue. In a period of unstable interest rates, there may be decreased demand for certain types of mortgage-backed securities, and a fund invested in such securities wishing to sell them may find it difficult to find a buyer, which may in turn decrease the price at which they may be sold.

               Credit risk reflects the risk that a Portfolio may not receive all or part of its principal because the issuer or credit enhancer has defaulted on its obligations. Obligations issued by U.S. government-related entities are guaranteed as to the payment of principal and interest, but are not backed by the full faith and credit of the U.S. government. The performance of private label mortgage-backed securities, issued by private institutions, is based on the financial health of those institutions. With respect to GNMA certificates, although GNMA guarantees timely payment even if homeowners delay or default, tracking the "pass-through" payments may, at times, be difficult.

               For further information, see the Statement of Additional Information.

               Zero Coupon Obligations. The MultiFlex and Relative Return Bond Portfolios may invest in zero coupon obligations, which are fixed-income securities that do not make regular interest




          payments.    Instead,   zero  coupon  obligations  are   sold  at
          substantial discounts from their face value. The Portfolio accrues income on these investments for tax and accounting purposes, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy distribution obligations, in which case the Portfolio will forego the purchase of additional income-producing assets with these funds. The difference between a zero coupon obligation's issue or purchase price and its face value represents the imputed interest an investor will earn if the obligation is held until maturity. Zero coupon obligations may offer investors the opportunity to earn higher yields than those available on ordinary interest-paying obligations of similar credit quality and maturity. However, zero coupon obligation prices may also exhibit greater price volatility than ordinary fixed-income securities because of the manner in which their principal and interest are returned to the investor.

               Real Estate Industry Securities. Because each of the MultiFlex and Real Estate Portfolios invests in securities of companies engaged in the real estate industry, it could conceivably own real estate directly as a result of a default on debt securities it owns. The Portfolio, therefore, may be subject to certain risks associated with the direct ownership of real estate, including declines in the value of real estate, risks related to general and local economic conditions, adverse changes in the climate for real estate, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, limitations on rents, changes in neighborhood values, the appeal of properties to tenants, and increases in interest rates.

               In addition to the risks described above, equity REITs may be affected by any changes in the value of the underlying property owned by the trusts, while mortgage REITs may be affected by the quality of any credit extended. Equity and mortgage REITs are dependent upon management skill, are not diversified, and are therefore subject to the risk of financing single or a limited number of projects. Such trusts are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation, and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code and of failing to maintain exemption from the 1940 Act. Changes in interest rates may also affect the value of debt securities held by the Portfolio. By investing in REITs indirectly through the Portfolio, a shareholder will bear not only his proportionate share of the expenses of the Portfolio, but also, indirectly, similar expenses of the REITs.

               High Yield/High Risk Securities. The MultiFlex and Relative Return Bond Portfolios may invest up to 5% and up to 10% of assets, respectively, in securities rated lower than Baa by Moody's or BBB by S&P, but rated at least Ba by Moody's or BB by




          S&P or, if unrated, determined by the Portfolio's sub-adviser to be of comparable quality. Securities rated lower than Baa by Moody's or lower than BBB by S&P are sometimes referred to as "high yield," "high risk," or "junk" bonds. In addition, securities rated Baa are considered by Moody's to have some speculative characteristics.

               Investing in high yield securities involves special risks in addition to the risks associated with investments in higher rated debt securities. High yield securities may be regarded as predominately speculative with respect to the issuer's continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers of high yield securities may be more complex than for issuers of higher quality debt securities, and the ability of a Portfolio to achieve its investment objective may, to the extent of its investments in high yield securities, be more dependent upon such creditworthiness analysis than would be the case if the Portfolio were investing in higher quality securities.

               High yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher grade securities. The prices of high yield securities have been found to be less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high yield security prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If the issuer of high yield securities defaults, a Portfolio may incur additional expenses to seek recovery. In the case of high yield securities structured as zero coupon or payment-in-kind securities, the market prices of such securities are affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities which pay interest periodically and in cash.

               The secondary markets on which high yield securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the daily net asset value of a Portfolio's shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly traded market.

               There may be special tax considerations associated with investing in high yield securities structured as zero coupon or payment-in-kind securities. A Portfolio records the interest on these securities as income even though it receives no cash interest until the security's maturity or payment date. A Portfolio will be required to distribute all or substantially all such amounts annually and may have to obtain the cash to do so by selling securities which otherwise would continue to be held. Shareholders will be taxed on these distributions.

               The use of credit ratings as the sole method of evaluating high yield securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of high yield securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was last rated. The sub-adviser does not rely solely on credit ratings when selecting securities for the Portfolios, and develops its own independent analysis of issuer credit quality. If a credit rating agency changes the rating of a portfolio security held by the Portfolio, the Portfolio may retain the security if the sub-adviser deems it in the best interest of the shareholders.

               Delayed Delivery Transactions ("Forward  Commitments").  The
          MultiFlex, Relative Return Bond, Real Estate and International Value Portfolios may purchase or sell securities on a when-issued or delayed delivery basis. These transactions involve a commitment by the Portfolio to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place more than three days in the future, or after a period longer than the customary settlement period for that type of security. When delayed delivery purchases are outstanding, the Portfolio will set aside and maintain until the settlement date in a segregated account, cash, U.S. Government securities or high grade debt obligations in an amount sufficient to meet the purchase price. Typically, no income accrues on securities purchased on a delayed delivery basis prior to the time delivery of the securities is made, although a Portfolio may earn income on securities it has deposited in a segregated account. When purchasing a security on a delayed delivery basis, a Portfolio assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. Because a Portfolio is not required to pay for the security until the delivery date, these risks are in addition to the risks associated with the Portfolio's other investments. If the Portfolio remains substantially fully invested at a time when delayed delivery purchases are outstanding, the delayed delivery purchases may result in a form of leverage. When the Portfolio has sold a security on a delayed delivery basis, the Portfolio does not participate in future gains or losses with respect to the security. If the other party to a delayed delivery transaction fails to deliver or pay for the securities, the Portfolio could miss a favorable price or yield opportunity or could suffer a loss. A Portfolio may dispose of or renegotiate a delayed delivery transaction after it is entered into, and may sell when-issued securities before they are delivered, which may result in a capital gain or loss.

               Yankee Bonds. The Relative Return Bond Portfolio may invest in Yankee Bonds, which are dollar-denominated obligations issued in the U.S. capital markets by foreign banks. Yankee Bond obligations are subject to the same risks that pertain to domestic bond issues, notably credit risk, market risk and liquidity risk. Such obligations are also subject, to a limited extent, to certain sovereign risks. One such risk is the possibility that a sovereign country might prevent capital, in the form of dollars, from flowing across its borders. Other risks include adverse political and economic developments, the extent and quality of government regulation of financial markets and institutions, the imposition of foreign withholding taxes, and the expropriation or nationalization of foreign issuers.

               Portfolio Securities Loans. Each of the Portfolios, except the Cash Management Portfolio, may lend limited amounts of portfolio securities (not to exceed 40% of total assets for the Relative Return Bond Portfolio and 10% of total assets for the Equity, Income, Flex, MultiFlex, Real Estate and International Value Portfolios) to broker-dealers or other institutional investors. See the Statement of Additional Information.

               Portfolio Turnover. Generally, the rate of portfolio turnover will not be a limiting factor when the Portfolios deem changes appropriate; however, it is anticipated that no Portfolio's annual portfolio turnover rate generally will exceed 100%. In any particular year, however, market conditions could result in portfolio activity at a greater rate than anticipated. Portfolio turnover rate, along with the Fund's brokerage allocation policies, are discussed in the Statement of Additional Information.

               General. No assurance is or can be given that any of the Portfolios will accomplish its investment objectives, as there is some degree of uncertainty in every investment.

                               INVESTMENT RESTRICTIONS

               The Directors of the Fund, on behalf of the Portfolios, have adopted certain investment restrictions which are fundamental policies and may not be changed as to any Portfolio without the approval of the holders of a majority of such Portfolio's outstanding voting securities (which in this Prospectus means, as to each Portfolio, the vote of the lesser of (i) 67% or more of the voting securities present at a meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (ii) more than 50% of the outstanding voting securities). The Statement of Additional Information contains, under the heading "Investment Restrictions," specific enumerated investment restrictions which govern the investments of each Portfolio. The Fund's investment restrictions include, among others, limitations with respect to the percentage of the value of any Portfolio's total assets that may be invested in any one company or any one industry.

               All of  the Portfolios are "diversified" for purposes of the




          1940 Act. It is a fundamental restriction applicable to the MultiFlex, Relative Return Bond, Real Estate and International Value Portfolios that, with respect to 75% of its portfolio, the Portfolio will not purchase a security (other than a security issued or guaranteed by the U.S. Government, its agencies or instrumentalities) if, as a result, more than 5% of the assets of the Portfolio would be invested in the securities of the issuer. With respect to the Equity, Income, Flex and Cash Management Portfolios, these diversification requirements are applied to 100% of the Portfolio's total assets.

               Except  for  those  investment  objectives  of  a  Portfolio specifically identified as fundamental, all investment policies and practices described in this Prospectus and in the Statement of Additional Information are not fundamental and therefore may be changed by the Board of Directors without shareholder approval. Such changes may result in a Portfolio having investment policies different from the investment policies which the shareholder considered appropriate at the time of investment in the Fund. For a description of each Portfolio's fundamental and non-fundamental investment policies, see "Investment Restrictions" in the Statement of Additional Information.

                                MANAGEMENT OF THE FUND

               The investment adviser to each of the Portfolios is INVESCO Services, Inc. ("ISI" or the "Adviser"), a Georgia corporation having its principal office at 1315 Peachtree Street, N.E., Atlanta, Georgia 30309. ISI has been engaged in the investment advisory business since 1983, and is a wholly owned subsidiary of INVESCO Capital Management, Inc., whose business is described below.

               The sub-adviser to the Equity, Income, Flex, Cash Management and International Value Portfolios is INVESCO Capital Management, Inc. ("ICM"), a Delaware corporation having its principal office at 1315 Peachtree Street, N.E., Atlanta, Georgia 30309. ICM also has an advisory office in Coral Gables, Florida, and a marketing office in San Francisco, California and has been engaged in the investment advisory business since 1979. ICM currently manages in excess of $27 billion of assets for its customers, and it believes it has one of the nation's largest discretionary portfolios of tax-exempt accounts (such as pension and profit-sharing funds for corporations and state and local governments). ICM currently sponsors one investment company, INVESCO Treasurer's Series Trust, which consists of four portfolios. In addition, ICM furnishes investment advice to the following other investment companies: The Large Cap Value Fund of the Prudential Target Portfolio Trust, the Chaconia Growth & Income Fund, certain portfolios of the INVESCO Variable Investment Funds, Inc., and certain portfolios of INVESCO Value Trust. Portfolios are supervised by investment managers who utilize ICM's facilities for investment research and analysis,




          review   of   current   economic  conditions   and   trends,  and
          consideration of long-range investment policy matters.

               The sub-adviser to the MultiFlex and Relative Return Bond Portfolios is INVESCO Management & Research, Inc. ("IMR"), formerly Gardner and Preston Moss, Inc., a Massachusetts corporation having its principal office at 101 Federal Street, Boston, Massachusetts 02110. IMR has been engaged in the investment advisory business since 1969. IMR currently manages $1.7 billion of assets for its customers, predominately in pension and endowment accounts. IMR currently sponsors one investment company, The Commonwealth Investment Trust, which consists of one portfolio.

               The sub-adviser to the Real Estate Portfolio is INVESCO Realty Advisors, Inc. ("IRA"), a Texas corporation having its principal office at One Lincoln Centre, Suite 1200, 5400 LBJ Freeway/LB-2, Dallas, Texas 75240. IRA has been a registered investment adviser and qualified professional asset manager since 1983. IRA currently manages $2.3 billion of assets for its customers. As of December 31, 1994, IRA's portfolio contained 74 properties totalling over 18.2 million square feet of commercial real estate and 3,686 apartment units. IRA does not currently advise any other investment companies.

               ISI and ICM provide general investment advice and portfolio management to the Equity, Income, Flex, Cash Management and International Value Portfolios. ISI and IMR provide general investment advice and portfolio management to the MultiFlex and Relative Return Bond Portfolios. ISI and IRA provide general investment advice and portfolio management to the Real Estate Portfolio. The controlling person of ISI, ICM, IRA and IMR is INVESCO PLC, an English public limited company which is a holding company of global investment managers.

               Under the respective Investment Advisory and Sub-Advisory Agreements (the "Advisory Agreements") with the Fund, the Adviser, subject to the supervision of the Directors, and the sub-advisers, subject to the supervision of the Adviser and the Directors (see the Statement of Additional Information under "Management of the Fund-Directors and Officers"), and in conformance with each Portfolio's stated policies, manage the
          Portfolios' investment operations. In this regard, it will be the responsibility of the respective sub-adviser (subject to the supervision of the Adviser) not only to make investment decisions for the Portfolios, but also to place purchase and sale orders for the portfolio transactions of the Portfolios. The Adviser and sub-advisers may follow a policy of considering sales of shares of the Fund as a factor in the selection of broker-dealers to execute portfolio transactions. (See the Statement of Additional Information under "Brokerage and Portfolio Transactions"). In fulfilling its responsibilities, the Adviser may engage the services of other investment managers with respect to one or more of the Portfolios, subject to approval of the




          Board of Directors.

               Information   about   the  individual   portfolio   managers
          responsible for management of the Fund, including their business experience for the past five years, is provided below.

          EQUITY PORTFOLIO

          Michael  C.  Harhai,   Portfolio  Manager,  ICM  (March  1993  to
          C.F.A.                 present);   Senior   Vice   President  and
          Portfolio Manager      Manager, Sovran  Capital Management  Corp.
                                 (Jan.  1992 to  March  1993); Senior  Vice
                                 President    and    Portfolio     Manager,
                                 C&S/Sovran Capital  Management (July  1991
                                 to Jan.  1992); Senior Vice  President and
                                 Portfolio  Manager,  Citizens  &  Southern
                                 Investment  Advisors, Inc.  (Jan. 1984  to
                                 July 1991).   Chartered Financial Analyst.
                                 Trustee,  Atlanta  Society   of  Financial
                                 Analysts.   Mr.  Harhai  has  managed  the
                                 Equity Portfolio since July 1993.

          R. Terrence Irrgang,   Portfolio  Manager,  ICM  (April  1992  to
          C.F.A.                 present);   Consultant,  Towers,   Perrin,
          Assistant  Portfolio   Forster  &  Crosby  (Oct.  1988  to  April
          Manager                1992).   Chartered    Financial   Analyst.
                                 Atlanta Society of Financial Analysts. Mr.
                                 Irrgang  has  assisted   in  managing  the
                                 Equity Portfolio since July 1993.

          INCOME PORTFOLIO

          James O. Baker         Portfolio  Manager,  ICM   (Oct.  1992  to
          Portfolio Manager      present);   Portfolio   Manager,    Willis
                                 Investment  Counsel  (Dec.  1990  to  Oct.
                                 1992); Broker, Morgan Keegan (Dec. 1989 to
                                 Dec. 1990); Broker, Drexel Burnham Lambert
                                 (April 1985 to Dec. 1990). Mr. Baker has managed the Income Portfolio since July
                                 1993.

          Ralph   H.  Jenkins,   Vice   President,   ICM  (Dec.   1991   to
          Jr., C.F.A.            present);  Portfolio  Manager,  ICM  (Jan.
          Assistant  Portfolio   1988  to  present).   Chartered  Financial
          Manager                Analyst.  Chartered  Investment Counselor.
                                 Atlanta  Society  of  Financial  Analysts.
                                 Mr. Jenkins has assisted in managing the Income Portfolio since 1989.

          FLEX PORTFOLIO

          Edward  C. Mitchell,   President and Director, ICM  (Jan. 1992 to
          Jr., C.F.A.            present); Vice President and Director, ICM




          Portfolio Manager      (Jan.  1979  to  Dec.  1991).    Chartered
                                 Financial Analyst.   Chartered  Investment
                                 Counselor.      Past   President,  Atlanta
                                 Society  of   Financial  Analysts.     Mr.
                                 Mitchell has managed the Flex Portfolio since its commencement of operations in February 1988.

          David   S.  Griffin,   Portfolio  Manager,  ICM  (March  1991  to
          C.F.A.                 present);  Mutual  Fund Sales,  ISI  (Feb.
          Assistant  Portfolio   1986 to March 1991).   Chartered Financial
          Manager                Analyst.    Atlanta Society  of  Financial
                                 Analysts.   Mr.  Griffin  has assisted  in
                                 managing  the  Flex Portfolio  since  July
                                 1993.

          MULTIFLEX PORTFOLIO

          Robert S. Slotpole     Vice President and  Portfolio Manager, IMR
                                 (June 1993 to present); Portfolio Manager,
                                 Hamilton Partners  (February 1992  to June
                                 1993);   Vice   President   and  Portfolio
                                 Manager, The First Boston Corporation (May
                                 1985 to  February 1992).  Mr.  Slotpole is
                                 responsible  for   the  asset   allocation
                                 decision    regarding    the   Portfolio's
                                 investments  in  its five  asset  classes.
                                 Mr.  Slotpole  is assisted  by  a  team of
                                 analysts, each of whom  specializes in one
                                 of  the   asset  classes   in  which   the
                                 Portfolio  may invest.    Each analyst  is
                                 also   responsible   for    the   security
                                 selection in  his asset  class within  the
                                 overall  asset  allocation  parameters and
                                 security      selection      methodologies
                                 established by  IMR.    Mr.  Slotpole  has
                                 managed the MultiFlex Portfolio since July
                                 1, 1994.

          RELATIVE RETURN BOND PORTFOLIO

          William M. McCarthy,   Senior   Vice   President   and  Portfolio
          C.F.A.                 Manager,  IMR  (Oct.   1987  to  present).
                                 Chartered Financial Analyst.  Mr. McCarthy
                                 has  managed  the   Relative  Return  Bond
                                 Portfolio   since   its   commencement  of
                                 operations in November 1993.

          REAL ESTATE PORTFOLIO

          Daniel  P. O'Connor,   Portfolio  Manager,  IRA   (July  1994  to
          C.F.A.                 present); Supervisor -  Investments, Delta
                                 Air  Lines,  Inc. (November  1993  to June
                                 1994);  Senior  Investment  Analyst, Delta




                                 Air Lines, Inc. (November 1985 to November
                                 1993).     Chartered  Financial   Analyst.
                                 Dallas Association of Investment Analysts.
                                 Mr. O'Connor  has managed the  Real Estate
                                 Portfolio   since   its   commencement  of
                                 operations in  May  1995.    Mr.  O'Connor
                                 leads   an   investment  team   of   three
                                 analysts, each of whom is responsible for specific sectors of the market.

          INTERNATIONAL VALUE PORTFOLIO

          W. Lindsay Davidson    Portfolio  Manager,  ICM  (April  1993  to
                                 present); Portfolio Manager, INVESCO Asset
                                 Management  Limited  (May  1984  to  March
                                 1993).    Mr.  Davidson  has  managed  the
                                 International Value Portfolio since its commencement of operations in May 1995.

          CASH MANAGEMENT PORTFOLIO

          George  S. Robinson,   Vice   President,   ICM  (Dec.   1991   to
          Jr.                    present);  Portfolio  Manager,  ICM  (Jan.
                                 1987      to     present);      Registered
                                 Representative,   ISI   (Jan.    1987   to
                                 present);  President,  INVESCO Treasurer's
                                 Series  Trust  (Jan.   1987  to  present).
                                 Insurance  and  Money  Market  Specialist.
                                 Atlanta  Society  of  Financial  Analysts.
                                 Mr.   Robinson   has  managed   the   Cash
                                 Management Portfolio since 1988.

               For  the services  to be  rendered  and the  expenses to  be assumed by the Adviser under the Investment Advisory Agreement, each of the Portfolios pays to the Adviser an advisory fee which is computed daily and paid as of the last day of each month on the basis of each Portfolio's daily net asset value, using for each daily calculation the most recently determined net asset value of the Portfolio. (See "Computation of Net Asset Value"). On an annual basis, the advisory fee is equal to 0.75% of the average net asset value of the Portfolio for each of the Equity, Income and Flex Portfolios; 0.90% of the average net asset value of the Real Estate Portfolio; 1.00% of the average net asset value of each of the MultiFlex and International Value
          Portfolios; and 0.50%of the average net asset value of the Portfolio for each of the Cash Management and Relative Return Bond Portfolios. Those fees which are equal to or higher than 0.75% of average net assets are higher than those generally charged by investment advisers to similar funds for advisory services. However, the Adviser also provides certain supervisory and administrative services to the Fund pursuant to the Investment Advisory Agreement.

               For  services to  be rendered  to the Equity,  Income, Flex,




          Cash Management and International Value Portfolios by ICM under a Sub-Advisory Agreement, ISI will pay to ICM a sub-advisory fee which will be computed daily and paid as of the last day of each month on the basis of each Portfolio's daily net asset value using for each daily calculation the most recently determined net asset value of the Portfolio. On an annual basis, the sub-advisory fee is equal to 0.20% of the average net asset value of the Portfolio for each of the Equity and Flex Portfolios, 0.10% of the average net asset value of the Portfolio for each of the Income and Cash Management Portfolios, and, for the International Value Portfolio, 0.35% of average net assets on the first $50 million of assets, 0.30% of average net assets on the next $50 million of assets, and 0.25% of average net assets on assets in excess of $100 million.

               For services to be rendered to the MultiFlex and Relative Return Bond Portfolios by IMR under a Sub-Advisory Agreement, ISI will pay to IMR a sub-advisory fee which will be computed daily and paid as of the last day of each month on the basis of each Portfolio's daily net asset value using for each daily calculation the most recently determined net asset value of the Portfolio. On an annual basis, the sub-advisory fees are equal to the following: for the MultiFlex Portfolio, 0.35% of average net assets on the first $500 million of assets and 0.25% of average net assets on assets in excess of $500 million; for the Relative Return Bond Portfolio, 0.10% of the average net asset value of the Portfolio.

               For services to be rendered to the Real Estate Portfolio by IRA under a Sub-Advisory Agreements, ISI will pay to IRA a sub-advisory fee which will be computed daily and paid as of the last day of each month on the basis of the Portfolio's daily net asset value using for each daily calculation the most recently determined net asset value of the Portfolio. On an annual basis, the sub-advisory fee is equal to 0.35% of average net assets on the first $100 million of assets and 0.25% of average net assets on assets in excess of $100 million.

               As manager to the Fund, ISI also provides operating services pursuant to an Operating Services Agreement with the Fund. Under the Operating Services Agreement, each Portfolio pays to the Manager an annual fee of 0.50% of daily net assets of the Portfolio for providing or arranging to provide accounting, legal (except litigation), dividend disbursing, transfer agent, registrar, custodial, shareholder reporting, sub-accounting and recordkeeping services and functions. The agreement provides that the Manager pays all fees and expenses associated with these and other functions, including, but not limited to, registration fees, shareholder meeting fees, and proxy statement and shareholder report expenses.

               The combined effect of the Advisory Agreements, Operating Services Agreement, and Plan of Distribution of the Fund (see "Plan of Distribution" below) is to place a cap or ceiling on the total expenses of each Portfolio, other than brokerage commissions, interest, taxes, litigation, directors' fees and expenses, and other extraordinary expenses. ISI has voluntarily agreed to adhere to maximum expense ratios for the Portfolios. To the extent that expenses exceed the amounts listed below, ISI will waive its fees or reimburse the Portfolio to assure that expenses do not exceed the designated maximum amounts. The expense ceilings include reductions at larger asset sizes to reflect anticipated economies of scale as the Portfolios grow in size.

               If, in any calendar quarter, the average net assets of the Equity or Flex Portfolios are less than $500 million, expenses shall not exceed 2.25%; on the next $500 million of net assets, expenses shall not exceed 2.15%; on the next $1 billion of net assets, expenses shall not exceed 2.10%; and on all assets over $2 billion, expenses shall not exceed 2.05%. If, in any calendar quarter, the average net assets of the Income Portfolio are less than $250 million, expenses shall not exceed 2.25%; on the next $250 million of net assets, expenses shall not exceed 2.15%; on the next $250 million of net assets, expenses shall not exceed 2.10%; and on all assets over $750 million, expenses shall not exceed 2.05%. If, in any calendar quarter, the average net assets of the MultiFlex or International Value Portfolios are less than $100 million, expenses shall not exceed 2.50%; on the next $400 million of net assets, expenses shall not exceed 2.40%; on the next $500 million of net assets, expenses shall not exceed 2.35%; on the next $1 billion of net assets, expenses shall not exceed 2.30%; and on all assets over $2 billion, expenses shall not exceed 2.25%. If, in any calendar quarter, the average net assets of the Real Estate Portfolio are less than $100 million, expenses shall not exceed 2.40%; on the next $400 million of net assets, expenses shall not exceed 2.35%; on the next $500 million of net assets, expenses shall not exceed 2.30%; and on all assets over $1 billion, expenses shall not exceed 2.25%. In any calendar year, the expenses of the Relative Return Bond Portfolio may not exceed 1.50% of average net assets, and the expenses of the Cash Management Portfolio may not exceed 1% of average net assets.

                                   THE DISTRIBUTOR

               ISI, the Fund's distributor (the "Distributor"), a Georgia corporation, is the principal underwriter of the Fund under a separate Distribution Agreement (the "Distribution Agreement"). All of the Distributor's outstanding shares of voting stock are owned by ICM. The Distributor is also the principal underwriter for other investment companies. The Distributor acts as agent upon the receipt of orders from investors. The Distributor's principal office is located at 1355 Peachtree Street, N.E., Atlanta, Georgia 30309.

               The Distributor will be reimbursed for distribution-related expenses by the Equity, Income, Flex, MultiFlex, Relative Return




          Bond, Real Estate and International Value Portfolios pursuant to the plan of distribution promulgated pursuant to Rule 12b-1 under the 1940 Act, as described under "Plan of Distribution" herein and in the Statement of Additional Information under "Distribution of Shares." The Cash Management Portfolio does not have a plan of distribution under Rule 12b-1. Shares purchased on or after May 1, 1995 by new investors are subject to a 1% CDSC on redemptions made within one year of purchase, the proceeds of which are paid to the Distributor to defray its expenses in providing certain distribution-related services to the Fund, including the payment of a 1% sales commission to broker-dealers who sell shares of the Fund, as described below.

                                 PLAN OF DISTRIBUTION

               Rule 12b-1 under the 1940 Act ("Rule 12b-1") permits investment companies to use their assets to bear expenses of distributing their shares if they comply with various conditions. Pursuant to Rule 12b-1, the Equity, Income, Flex, MultiFlex,
          Relative Return Bond, Real Estate and International Value Portfolios, but not the Cash Management Portfolio, have adopted a plan of distribution (the "Plan") which provides that each Portfolio may incur certain distribution and maintenance fees which may not exceed a maximum amount equal to 0.50% per annum of the average net assets of the Relative Return Bond Portfolio, and 1.0% of the average annual net assets for the other Portfolios. This expense includes the payment of 0.25% of average annual net assets to broker-dealers as a "service fee" for providing account maintenance or personal service to existing shareholders.

               The Plan provides for payments by each Portfolio (except the Cash Management Portfolio) to ISI at the annual rate of 1% of the Portfolio's average net assets (0.50% for the Relative Return Bond Portfolio), subject to the authority of the directors to reduce the amount of payments or to suspend the Plan for such periods as they may determine.

               Although shares are sold without an initial sales charge, ISI may pay a sales commission equal to 1% of the amount invested to dealers who sell shares of the relevant Portfolios. These commissions are not paid on sales to investors exempt from the CDSC, including shareholders of record on April 30, 1995 who purchase additional shares in any of the Portfolios on or after May 1, 1995, and in circumstances where ISI grants an exemption on particular transactions. In addition, in order to further compensate dealers (including, for this purpose, certain other financial institutions) for services provided in connection with sales of shares and the maintenance of shareholder accounts, ISI makes quarterly payments to qualifying dealers based on the average net asset value of shares which are attributable to shareholders for whom the dealers are designated as the dealer of record. ISI makes such payments up to a maximum annual rate of 1.0% (0.50% for the Relative Return Bond Portfolio) of the average net asset value of shares sold by broker-dealers, which are outstanding on the books of such Portfolios for each month, subject to the annual limitations described above. When a sales commission has been paid to the selling broker-dealer, additional quarterly payments will not be made until after the first full year. ISI may suspend or modify the payments made to dealers described above, and such payments are subject to the continuation of the Plan to the Portfolios, the terms of selling or shareholder servicing agreements between dealers and ISI, and any applicable limits imposed by the NASD.

               For additional information concerning the Fund's plan of distribution, see the Statement of Additional Information under "Distribution of Shares."

                    THE EBI FUNDS, INC. SHAREHOLDER SERVICES GUIDE

          HOW TO BUY SHARES

               All opening of accounts and initial purchases are to be made through a professional financial consultant whose firm has a Selling/Servicing Agreement with ISI.

          Method          Initial Investment      Additional Investment

          Directly with   Visit your registered   Made with your
          your financial  financial consultant    financial consultant
          consultant      who has a selling or
                          servicing agreement
                          with the Distributor.

          By mail:        Make check payable      Use stub from most
                          to the appropriate      recent statement,
                          Portfolio and enclose   attach check payable
                          with fully completed    to that Portfolio
                          account application     and mail to:
                          and mail to:
                                                    The EBI Funds, Inc.
                            The EBI Funds, Inc.     2 West Elm Street
                            2 West Elm Street       P.O. Box 847
                            P.O. Box 847            Conshohocken, PA 19428
                            Conshohocken, PA
                                19428             or in a payment envelope
                                                  to:

                          Please be sure your       The EBI Funds, Inc.
                          financial consultant has  P.O. Box 412797
                          properly and accurately   Kansas City, MO
                          completed the section     64141-2797
                          for their name and firm
                          information to assure
                          we may properly assist
                          the consultant in
                          servicing your account.




          By wire:        Have your financial     Wire as noted under
                          consultant call         "Initial Investment".
                          (800) 554-1156 to
                          properly obtain an
                          account number, then
                          wire Federal funds
                          prior to 4:00 p.m.,
                          Eastern Time, for same-
                          day processing as
                          follows:

                          United Missouri Bank
                          ABA Routing #1010-0069-5
                          Credit to Account
                          9870475308
                          FBO INVESCO Funds for
                          further credit to

                          Equity UMB #740108006
                          Income UMB #740109004
                          Flex UMB #740110002
                          MultiFlex UMB #740106000
                          Relative Return Bond UMB #740107008
                          Real Estate  UMB #740105002
                          International Value  UMB #740103007
                          Cash Management  UMB #740111000

                          For account of (client name and account number obtained by your financial consultant from the phone call).

               The Fund reserves the right to reject any purchase order.

               Minimum Purchases:
                                               Initial        Additional
                                           Non IRA    IRA   Non IRA   IRA
          Portfolio      Symbol   Cusip    Account  Account Account Account

          Equity         EBEQX  268232105  $25,000  $25,000 $1,000  $250
          Income         EBINX  268234101  $25,000  $25,000 $1,000  $250
          Flex           EBFLX  268237203  $25,000  $25,000 $1,000  $250
          MultiFlex      EBMFX  268233103  $25,000  $25,000 $1,000  $250
          Relative
           Return Bond          268233202  $25,000  $25,000 $1,000  $250
          Real Estate           268233301  $25,000  $25,000 $1,000  $250
          International
           Value                268233400  $25,000  $25,000 $1,000  $250
          Cash
           Management           268230109  $ 1,000  $ 1,000 $1,000  $250
               The toll free telephone number of the Fund is (800) 554-1156. Investors may call the Distributor for assistance in completing the required application or other authorization forms. The Distributor's office is located at 1355 Peachtree Street, N.E., Atlanta, Georgia 30309 and the telephone number is (800) 972-9030.

               Contingent Deferred Sales Charges

               Shares of each Portfolio, except the Cash Management Portfolio, that are purchased by new investors on or after May 1, 1995 and redeemed within one year from the date of purchase are subject to a CDSC of 1.0% of the lesser of the net asset value of the shares at redemption or the initial purchase price of the shares being redeemed. There is no CDSC applicable to additional purchases of shares in any of the Portfolios by shareholders of record on April 30, 1995 that are redeemed within the first year after purchase. Redemptions of shares of the Cash Management Portfolio are generally not subject to a CDSC; however, a CDSC may be applicable to redemptions of shares of the Cash Management Portfolio following an exchange of shares from another Portfolio. See "How to Exchange Shares." Proceeds from the CDSC are paid to, and are used in whole or in part by, the Distributor to defray its expenses related to providing distribution-related services to the Fund, such as the payment of a 1% commission to the selling dealer or agent at the time of share purchase. The combination of the CDSC and the distribution fee facilitates the ability of the Fund to sell shares without a sales charge at the time of purchase.

               Prior to May 1, 1995, shares originally purchased prior to January 1, 1992 were subject to a maximum CDSC of 5% of the lesser of the original purchase price or market value at redemption of those shares. Imposition of this CDSC on "old" shares has been discontinued.

               General Information

               The Fund reserves the right to reduce or to waive the minimum purchase requirements in certain cases, such as, but not limited to, investments involving entities which are affiliated with one another (such as separate employee benefit plans sponsored by the same employer or separate companies under common control) or where additional investments are expected to be made in amounts sufficient to meet the minimum requirement.

               Orders placed with broker-dealers must be placed prior to the close of regular trading of the New York Stock Exchange and transmitted to the Fund by telephone prior to the closing of the New York Stock Exchange or through the National Securities Clearing Corporation -- Fund/SERV clearing system ("Fund/SERV") on that day. A purchase order submitted directly to the Transfer Agent is effective when an application containing all of the information, signatures and payments required by ISI or the Transfer Agent to carry out the order is received by the Transfer Agent.

          HOW TO REDEEM SHARES

               Shares may be redeemed on any day on which the New York Stock Exchange is open for regular trading. Within three business days after receipt of a proper redemption request by the Transfer Agent, the redeeming Portfolio will make payment in cash of the net asset value of the shares next determined after such redemption request was received, less any applicable CDSC, except as described below under "How to Redeem Shares -- General Information." In determining the amount of the CDSC that may be applicable to a redemption, the calculation is determined in the manner that results in the lowest possible rate being charged. Therefore, any shares in the redeeming shareholder's account that may be redeemed without charge will be assumed to be redeemed prior to those subject to a charge. In addition, if the CDSC is determined to be applicable to redeemed shares, it will be assumed that shares held for the longest duration are redeemed first. No CDSC is imposed on amounts representing increases in the net asset value per share, or shares acquired through reinvestment of income dividends or capital gains distributions.

          To Sell through Your Broker-Dealer

               Requests for redemption submitted through a broker-dealer must be received by the broker-dealer prior to the close of regular trading of the New York Stock Exchange and be forwarded either electronically to the Transfer Agent prior to the close of order processing through the Fund/SERV system for that day's trading, or by telephone prior to the close of regular trading on the New York Stock Exchange. It is the responsibility of dealers to promptly transmit redemption notices to the Fund.

          To Sell Directly with the Fund

               Requests for redemption may be submitted directly to the Fund by letter or, under certain circumstances, by telephone.

               Redemption by Letter

               A signature guarantee from a national bank or a NASD- or U.S. stock exchange-registered broker-dealer is required on letters of redemption WHEN:

                    a  shareholder's address  has changed  in  the last  30
                    days;
                    a shareholder's redemption is for an amount of $100,000 or greater;
                    the   redemption   is  less   than  $100,000   and  the
                    shareholder requests that the check for the proceeds be made payable to a party other than in whose name(s) the account is registered; provided, however, that payment shall be made to a national bank or a NASD- or U.S. stock exchange-registered broker-dealer for specific credit to an account with the same registration as the account from which the redemption is made. Standing instructions may be presented at the time the account is opened, or may be presented in written form with signature guarantee after the account is opened;
                    the redemption is less than $100,000 and the shareholder requests that proceeds be sent to an address different from that on the account. Such standing instructions to do so may be presented at the time the account is opened, or may be presented in written form with signature guarantee after the account is opened.

               Redemption by Telephone

               Telephone redemption privileges are established automatically at the time an account is opened, unless an investor specifically requests that such privileges not be made available for the account. The proceeds of shares redeemed by telephone must be in an amount not less than $1,000 nor more than $100,000. The proceeds of a redemption by telephone will promptly be forwarded according to the shareholder's instructions, provided that the redemption is made payable to one of the following: (i) the shareholder of record; (ii) a person designated to receive redemption proceeds pursuant to properly signature-guaranteed instructions given previously by the shareholder; or (iii) a bank account designated to receive redemption proceeds pursuant to properly signature-guaranteed instructions given previously by the shareholder. If a shareholder instructs that redemption proceeds be wired to a bank, the shareholder should be aware that fees are normally charged by such banks and will be borne by the investor.

               In  electing a telephone redemption, the investor authorizes the Transfer Agent to act on telephone instructions from any person representing himself to be the investor or the investor's authorized representative, and believed by the Transfer Agent to be genuine. The Transfer Agent's records of such instructions are binding. Investors should be aware that a telephone redemption may be difficult to implement during periods of drastic economic or market changes. Should redeeming shareholders be unable to implement a telephone redemption during such periods, or for any other reason, they may give appropriate notice of redemption to their financial consultant or to the Transfer Agent by mail. The Fund reserves the right to modify or terminate the telephone redemption privilege at any time without notice.

               By utilizing telephone redemption privileges, the shareholder has agreed that neither the Transfer Agent nor the Fund will be liable for following instructions communicated by telephone that it reasonably believes to be genuine. The Fund provides written confirmation of transactions initiated by telephone as a procedure designed to confirm that telephone instructions are genuine. As a result of this policy, the investor may bear the risk of any loss in the event of such a transaction. However, if the Transfer Agent or the Fund fails to employ this and other established procedures, the Transfer Agent or the Fund may be liable.

               Redemption by telephone is not available for Semper Trust Company IRA accounts. Such redemption requests must be made in writing by the IRA shareholder and must specify the reason for the withdrawal (early withdrawal, mandatory, etc.), and the current age of the IRA shareholder. In the event that instructions for withholding taxes are not specified in the written request, appropriate taxes will automatically be withheld.

               Redemption by Check

               Shareholders of the Cash Management Portfolio may redeem shares by check in an amount not less than $500. At the shareholder's request, the Transfer Agent will provide the shareholder with checks drawn on the account maintained for that purpose on behalf of the Cash Management Portfolio by the custodian. These checks can be made payable to the order of any person and the payee of the check may cash or deposit the check in the same manner as any check drawn on a bank. When such a check is presented for payment, the Cash Management Portfolio will redeem a sufficient number of full and fractional shares in the shareholder's account to cover the amount of the check. Shareholders earn dividends on the amounts being redeemed by check until such time as such check clears the bank. If the amount of the check is greater than the value of the shares held in the shareholder's account, the check will be returned, and the shareholder may be subject to extra charges (presently estimated to be approximately $20.00 per returned check). The Cash Management Portfolio does not allow an account to be closed through a check redemption. The Fund reserves the right at any time to suspend the procedure permitting redemption by check.

               Systematic Withdrawal Plan

               A Systematic Withdrawal Plan is available to shareholders who own or purchase shares of the Portfolios which the Transfer Agent has approved for inclusion in such a plan, having a total value of $10,000 or more. Under the Systematic Withdrawal Plan, the Transfer Agent will make specified monthly or quarterly payments to a designated party of any amount selected (minimum payment of $100). This will occur on the 25th of each month, or the first business day following the 25th if the 25th is not a regular trading day on the New York Stock Exchange. Notice of all changes concerning the Systematic Withdrawal Plan must be received by the Transfer Agent at least two weeks prior to the next scheduled payment. Further information regarding the Systematic Withdrawal Plan and its requirements and tax consequences can be obtained by contacting the Transfer Agent at




          (800) 554-1156.

               General Information

               Redemptions of shares are taxable events on which a shareholder may realize a gain or a loss. Shareholders who are subject to federal income taxation should note that if a loss has been realized on the sale of shares of a Portfolio, the loss may be disallowed for tax purposes if shares of the same Portfolio are purchased within 30 days before or after the sale.

               The CDSC may be waived on redemptions of shares in connection with: (1) redemptions made within one year following the death or disability of a shareholder; (2) continuing, periodic withdrawals under the Systematic Withdrawal Plan, up to an annual total of 10% of the value of a shareholder's account;
          (3) a lump-sum or other distribution in the case of an IRA, a self-employed individual retirement plan (so-called "Keogh Plan") or a custodial account under Section 403(b) of the Internal Revenue Code following attainment of age 59 ; (4) redemptions by directors, trustees, officers, employees (and immediate family members) of the Fund and of ISI and its affiliates; and (5) under other circumstances in the discretion of the Fund. The CDSC may be waived on certain sales or redemptions to promote goodwill and because the sales effort, if any, involved in making such sales is negligible.

               The date of payment for redeemed shares may be postponed, or a Portfolio's obligation to redeem its shares may be suspended, beyond the three-day period mentioned above (1) for any period during which trading on the New York Stock Exchange is restricted (as determined by the SEC), (2) for any period during which an emergency exists (as determined by the SEC) which makes it impracticable for the Portfolio to dispose of its securities or to determine the value of a Portfolio's net assets, or (3) for such other periods as the SEC may, by order, permit for the protection of shareholders.

               It is possible that in the future conditions may exist which would, in the opinion of the Directors, make it undesirable for a Portfolio to pay for redeemed shares in cash. In such cases, the Directors may authorize payment to be made in portfolio securities or other property of the applicable Portfolio. However, each Portfolio is obligated under the 1940 Act to redeem for cash all shares presented to such Portfolio for redemption by any one shareholder up to $250,000 (or 1% of the applicable Portfolio's net assets if that is less) in any 90-day period. Securities delivered in payment of redemptions are valued at the same value assigned to them in computing the applicable Portfolio's net asset value per share. Shareholders receiving such securities are likely to incur brokerage costs on their subsequent sales of such securities.

               If the Directors  determine that it is in  the best interest of a Portfolio, such Portfolio has the right to redeem upon prior written notice, at the then current net asset value per share, all shareholder accounts which have dropped below a minimum level ($1,000 for the Cash Management Portfolio; $10,000 for the other Portfolios) as a result of redemption of such Portfolio's shares (but not as a result of any reduction in market value of such shares). An investor will have 60 days to increase the shares in his account to the minimum level in order to avoid any such involuntary redemption.

          HOW TO EXCHANGE SHARES

               Shares may be exchanged by telephone, by writing to the Transfer Agent, or through a financial consultant. Telephone exchange privileges are established automatically at the time an account is opened, unless an investor specifically requests that such privileges not be made available for his account.

               Investors in any of the Portfolios may exchange shares of their respective Portfolio held for at least 15 days for shares of the other Portfolios without the payment of a CDSC; the sales charge will be assessed, if applicable, when the shareholder redeems his or her shares or has them repurchased without a corresponding purchase of shares in another Portfolio. Where a shareholder previously exchanged his shares into the Cash Management Portfolio from another Portfolio, the applicable CDSC will be assessed when the shares are redeemed from the Cash Management Portfolio even though this Portfolio does not otherwise assess a CDSC on redemptions.

               The exchange privilege is limited to residents of states in which the shares of the Portfolio being acquired are registered for sale. Before making an exchange, the investor should review a current prospectus of the Fund for information relating to the Portfolio in which he is acquiring shares. Investors should consider the differences in the investment objectives and portfolio compositions of such Portfolios.

               By utilizing telephone exchange privileges, the shareholder has agreed that neither the Fund nor the Transfer Agent will be liable for following instructions communicated by telephone that it reasonably believes to be genuine. The Transfer Agent provides written confirmation of transactions initiated by telephone as a procedure designed to confirm that telephone instructions are genuine. As a result of this policy, the investor may bear the risk of any loss in the event of such a transaction. However, if the Fund or the Transfer Agent fails to employ this and other established procedures, the Fund or the Transfer Agent may be liable.

               It is the policy of the Fund to discourage frequent trading by shareholders among the Portfolios in response to market fluctuations. Accordingly, in order to maintain a stable asset base in each Portfolio and to reduce administrative expenses borne by each Portfolio, the Fund reserves the right to modify or withdraw the exchange privilege at any time without notice.

               Automatic Monthly Exchange

               Shareholders of the Portfolios may arrange for a fixed dollar amount of their shares to be automatically exchanged for shares of any of the other Portfolios on a monthly basis. This will occur on the 25th of each month, or the first business day following the 25th if the 25th is not a regular trading day on the New York Stock Exchange. The minimum monthly exchange in this program is $100. This automatic exchange program can be changed by the shareholder at any time by writing to the Transfer Agent at least two weeks prior to the date the change is to be made. Further information regarding this service can be obtained by contacting the Transfer Agent.

               BankDraft

               For shareholders who want to maintain a schedule of monthly investments, BankDraft uses various methods to draw a preauthorized amount from the shareholder's bank account to purchase Fund shares. The minimum account size for participation in this program is $10,000, and the minimum monthly draft amount is $100. This automatic investment program can be changed by the shareholder at any time by writing to the Transfer Agent at least two weeks prior to the date the change is to be made. Further information regarding this service can be obtained by contacting the Transfer Agent.

                            COMPUTATION OF NET ASSET VALUE

               The net asset value per share of each Portfolio is determined on each day that the New York Stock Exchange is open for trading and at such other times and/or on such other days as there is sufficient trading in the portfolio securities of a particular Portfolio that might materially affect its net asset value per share. The net asset value per share of each Portfolio is determined at the close of the New York Stock Exchange, currently 4:00 p.m. (Eastern Time). Each Portfolio's net asset value is calculated in the following manner:

               Equity Securities. Securities which are listed or admitted to trading on a national securities exchange or traded on the NASDAQ National Market System will be valued at the last sales price on the exchange on which the security is principally traded. Securities for which there is no sale on that day and securities traded only in the over-the-counter market will be valued at their highest closing bid prices obtained from one or more dealers making markets for such securities or, if market quotations are not readily available, at their fair values as determined in good faith by the Board of Directors.

               Income  Securities.  Valuations of fixed and variable income securities are supplied by independent pricing services used by ISI as the Fund's manager, which have been approved by the
          Directors of the Fund. ISI pays the cost of use of the independent pricing services on behalf of the Fund pursuant to the Operating Services Agreement. Valuations are based upon a consideration of yields or prices of obligations of comparable quality, coupon, maturity and type, indications as to value from recognized dealers, and general market conditions. The pricing service may use electronic data processing techniques and/or a computerized matrix system to determine valuations. Securities for which market quotations are readily available are valued based upon those quotations. The procedures used by the pricing service are reviewed by the officers of the Fund and ISI or the sub-advisers under the general supervision of the Directors. The Directors may deviate from the valuation provided by the pricing service whenever, in their judgment, such valuation is not indicative of the fair value of the obligation. In such instances the obligations will be valued at fair value as determined in good faith by or under the direction of the Directors.

               Foreign Securities. Foreign securities traded on foreign exchanges ordinarily will be valued at the last quoted sales price available before the time when the Portfolio's assets are valued. If a security's price is available from more than one U.S. or foreign exchange, the exchange that is the primary market for the security will be used. Foreign securities not traded on foreign exchanges and foreign income securities are valued on the basis of independent pricing services approved by the Directors, and such pricing services generally follow the same procedures in valuing such foreign securities as are described above. Values of the portfolio securities primarily traded on a foreign exchange are received already translated into U.S. dollars from a quotation service approved by the Board of Directors.

               Other Securities. Other securities and assets of a Portfolio, including restricted securities, will be valued at fair value as determined in good faith by or under the direction of the Directors.

               After portfolio securities are valued as described above, cash, receivables and other assets of the Portfolio are added and liabilities of the Portfolio deducted. Each Portfolio's net asset value per share is determined by dividing the value of the net assets of the Portfolio (I.E., assets less liabilities) by the total number of shares of the Portfolio outstanding. Expenses and fees of each Portfolio, including the fees of ISI, are accrued daily and taken into account for the purpose of determining net asset value.

               Cash Management Portfolio. The Cash Management Portfolio seeks to maintain a constant net asset value of $1.00 per share. There can be no assurance that the Portfolio will be able to maintain a net asset value of $1.00 per share. In order to accomplish this goal, the Portfolio intends to utilize the amortized cost method of valuing portfolio securities. By using this method, the Portfolio seeks to maintain a constant net asset value of $1.00 per share despite minor shifts in the market value of its portfolio securities. Under the amortized cost method of valuation, securities are valued at cost on the date of purchase. Thereafter, the value of the security is increased or decreased incrementally each day so that at maturity any purchase discount or premium is fully amortized and the value of the security is equal to its principal. The amortized cost method may result in periods during which the amortized cost value of the securities may be higher or lower than their market value, and the yield on a shareholder's investment may be higher or lower than that which would be recognized if the net asset value of the portfolio was not constant and was permitted to fluctuate with the market value of the portfolio securities. It is believed that any such differences will normally be minimal. The Board of Directors has undertaken to establish procedures reasonably designed, taking into account current market conditions and the Portfolio's investment objectives, to stabilize, to the extent possible, the Portfolio's price per share, as computed for the purposes of sales and redemptions. Such procedures include review of the value of portfolio holdings by the Board of Directors, at such intervals as it deems appropriate, to determine whether the Portfolio's net asset value calculated by using available market quotations or market equivalents deviates from $1.00 per share based on amortized cost. If any deviation between the Portfolio's net asset value based upon available market quotations or market equivalents and that based upon amortized cost exceeds 0.5%, the Board of Directors will promptly consider what action, if any, is appropriate. The action may include, as appropriate, the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends; reducing the number of shares outstanding; or utilizing a net asset value per share determined by using available market quotations.

                                    CAPITALIZATION

               There are no conversion or preemptive rights in connection with any shares of the Fund, nor are there cumulative voting rights with respect to the shares of the Fund. Each of the
          Portfolios' shares has equal voting rights. Each issued and outstanding share of the Fund is entitled to participate equally in dividends and distributions declared by the Fund and in net assets of the Fund upon liquidation or dissolution remaining after satisfaction of outstanding liabilities.

               All issued and outstanding shares of the Fund will be fully paid and nonassessable and will be redeemable at the net asset value per share (subject to the contingent deferred sales charge discussed above). Unless specifically requested in writing by a shareholder, the interests of shareholders in the Fund will not be evidenced by a certificate or certificates representing shares of the Fund.

               The authorized capital stock of the Fund consists of 10,070,000,000 shares of common stock having a par value of $.001 per share. The authorized capital stock of the Fund has been classified as 10,000,000 shares of each of the Equity, Income, Flex, MultiFlex, Relative Return Bond, Real Estate and International Value Portfolios, and 10,000,000,000 shares of the Cash Management Portfolio. The Fund's Articles of Incorporation provide that the obligations and liabilities of each Portfolio are restricted to the assets of the particular Portfolio and generally do not extend to the assets of the other Portfolios of the Fund.

                          DISTRIBUTIONS AND TAX INFORMATION

          Distributions

               It is the intention of the  Equity, Income, Flex, MultiFlex,
          Relative Return Bond, Real Estate and International Value Portfolios to distribute to shareholders of each of these Portfolios net investment income and net realized capital gains, if any. The Equity, Flex, MultiFlex and Real Estate Portfolios will make periodic distributions of net investment income (including any net short-term capital gains) during the months of March, June, September and December, and will make an annual distribution of net realized long-term capital gain during the month of December. It is contemplated that the International Value Portfolio will make semiannual distributions of net investment income and an annual distribution of net realized long-term capital gain during the month of December. Each of the Income and Relative Return Bond Portfolios will make monthly distributions of net investment income (including any net short-term capital gains), and an annual distribution of net realized long-term capital gain during the month of December. The net income of the Cash Management Portfolio is declared daily and its dividends will be distributed monthly. Net realized capital gains, if any, will be distributed during the month of December. All such distributions will be reinvested automatically in additional shares (or fractions thereof) of each applicable Portfolio pursuant to such Portfolio's Automatic Dividend Reinvestment Plan unless a shareholder has elected not to participate in this plan or has elected to terminate his participation in the plan and to receive his distributions in excess of ten dollars in cash. Shareholders of the Cash Management Portfolio will not be entitled to dividends for the day on which the investment is made, and will receive dividends through and including the day of redemption. Shareholders of the Cash Management Portfolio who redeem all of their shares at any time during the month will be paid all dividends accrued through the date of redemption. Shareholders of the Cash Management Portfolio who redeem less than all of their shares will be paid the proceeds of the redemption in cash, and dividends with respect to the redeemed shares will be reinvested in additional shares (unless the shareholder has elected not to participate in the Portfolio's Automatic Dividend Reinvestment Plan or has elected to terminate his participation in such plan). See "Automatic Dividend Reinvestment Plan".

          Federal Taxes

               Each Portfolio of the Fund intends to qualify for the special tax treatment afforded regulated investment companies under Subchapter M of the Internal Revenue Code, as amended (the "Code"). If a Portfolio qualifies as a regulated investment company, it generally will not be subject to federal income taxes to the extent that it distributes its net investment income and net realized capital gain. In order to avoid a 4% federal excise tax, the Portfolios intend to distribute each year substantially all of their income and gains.

               With respect to  tax-exempt shareholders, distributions from the Portfolios will not be subject to federal income taxation to the extent permitted under the applicable tax-exemption. With respect to a shareholder that is not exempt from federal income taxation, all dividends from a Portfolio, whether received in cash or in additional shares of a Portfolio, will be taxable and must be reported by the shareholder on its federal income tax return. Shareholders must treat dividends, other than capital gain dividends, as ordinary income. Dividends designated as capital gain dividends are taxable to shareholders as long-term capital gain. The Cash Management Portfolio expects that all or substantially all of the dividends received from the Portfolio will be taxable to shareholders as ordinary income. Certain dividends declared in October, November, or December of a calendar year are taxable to shareholders as though received on December 31 of that year if paid to shareholders during January of the following calendar year.

               Information concerning the status of a Portfolio's distributions for federal income tax purposes will be mailed to shareholders annually. Such distributions may also be subject to state and local taxes.

               The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury Regulations presently in effect, and is qualified in its entirety by reference thereto. The Code and these regulations are subject to change by legislative or administrative action. For further discussion of the taxation of the Portfolios and of the tax consequences of becoming a shareholder in any of the Portfolios, see the Statement of Additional Information under "Tax Information." Shareholders should consult with their tax advisors concerning the tax consequences of an investment in the Fund.

          Automatic Dividend Reinvestment Plan





               For convenience of the shareholders and to permit shareholders to increase their shareholdings in the Portfolios in which they have invested, the Transfer Agent is automatically appointed by the investors to receive all dividends and capital gains distributions of the respective Portfolios and to reinvest them in shares (or fractions thereof) of the Portfolio at the net asset value per share next determined on the reinvestment date.

               Shareholders may, however, elect not to enter into or to terminate at any time without penalty their participation in the Automatic Dividend Reinvestment Plan and to receive payment of all dividends and distributions in excess of ten dollars by check by notifying the Transfer Agent, in writing, at the time of investment for new investments or at least 15 days prior to the proposed date of such termination for existing participants. Shareholders may rejoin the plan by notifying the Transfer Agent, in writing, at least 15 days prior to the record date on which such shareholder wishes to rejoin the plan. Each Portfolio has the right to appoint a new transfer agent.

               The Transfer Agent will maintain each shareholder's Portfolio account and furnish the shareholder with written information concerning all transactions in the account, including information needed for tax records. Upon termination of a shareholder's participation in the Automatic Dividend Reinvestment Plan, a check for the market value of any fractional interest will, at the request of the shareholder, be sent to the shareholder. All costs of the Automatic Dividend Reinvestment Plan, including those of registration under applicable securities laws, if any, will be borne by ISI on behalf of the Fund, pursuant to the Operating Services Agreement.

                                 SHAREHOLDER REPORTS

               Each Portfolio will issue to each of its shareholders semiannual and annual reports containing each Portfolio's financial statements, including selected financial highlights and a schedule of each Portfolio's portfolio securities. The federal income tax status of shareholder distributions will also be reported to shareholders after the end of each year.

               Shareholders  having  any questions  concerning  any  of the
          Portfolios may  call the  Distributor.   The toll-free  telephone
          number is (800) 972-9030.

                               PERFORMANCE INFORMATION

               From time to time the Fund may provide total return of the Portfolios in advertisements or in reports and other communications to shareholders. The Equity (EBEQX), Income (EBINX), Flex (EBFLX) and MultiFlex (EBMFX) Portfolios are listed in the daily newspaper mutual fund section under the name "EBI Funds." Total return is calculated based on the applicable
          Portfolio's  change in  net  asset value  per  share between  the beginning and end of the period and assumes reinvestment of the Portfolio's dividends and capital gains distributions during the period. Further information about the performance of the Fund is contained in the Fund's Annual Report to Shareholders and may be obtained without charge.

               In addition, from time to time the Cash Management Portfolio advertises its "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated by an investment in the Cash Management Portfolio over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Cash Management Portfolio is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. "Yield" is based on historical earnings and is not intended to indicate future performance. For additional performance information, see "Performance Information" in the Statement of Additional Information.

               Performance information for a Portfolio may be compared in advertisements, sales literature, and reports to shareholders to:
          (i) unmanaged indices, such as the S&P 500 Stock Index, the Salomon Brothers Broad Investment Grade Bond Index, the Morgan Stanley Capital International indices, the Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, the Merrill Lynch 1 to 3 Year Treasury Index, the Salomon Brothers World Government Benchmark Bond Index, the Lehman Brothers Municipal Bond Index, the Lehman Brothers Aggregate Bond Index, the Lehman Brothers Government Corporate Index and the NAREIT Equity Index; (ii) other groups of mutual funds tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds by overall performance, investment objectives and assets, or tracked by other services, companies, publications or persons who rank mutual funds on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) and other measures of the performance of the economy to assess the real rate of return from an investment in the Fund. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and managements costs and expenses.

                                    MISCELLANEOUS

               United Missouri Bank is the custodian for each of the Portfolios. The bank does not perform any investment management functions for the Fund. The principal address of United Missouri Bank is 928 Grand Avenue, Kansas City, Missouri 64141. The




          custodian may use the services of sub-custodians with respect to the Portfolios.

               Fund/Plan Services, Inc. is the transfer agent for the Fund's shares of common stock. The Transfer Agent will maintain each shareholder's account as to each Portfolio and furnish the shareholder with written information concerning all transactions in the account, including information needed for tax records. The Portfolios each have the right to appoint a successor transfer agent. Pursuant to an Operating Services Agreement, the Manager pays for the services of the Transfer Agent to the Portfolios. See "Management of the Fund". The principal business address of Fund/Plan Services, Inc. is 2 West Elm Street, Conshohocken, PA 19428.

               As stated above, the Portfolios are series of the Fund. The Fund, as a Maryland corporation, is not required to hold annual shareholder meetings. However, special meetings may be called for purposes such as electing or removing directors, changing fundamental policies or approving an advisory contract, or as may be required by applicable law or the Fund's Articles of
          Incorporation or By-Laws. Meetings of shareholders will be called upon written request of shareholders holding in the aggregate at least 10% of the Fund's outstanding shares. The directors will provide appropriate assistance to shareholders, in compliance with provisions of the 1940 Act, if such a request for a meeting is received. Each shareholder receives one vote for each share owned.

               This Prospectus omits certain information contained in the registration statement which the Fund has filed with the SEC under the Securities Act of 1933 and the 1940 Act, and reference is made to the registration statement and the exhibits thereto for further information with respect to the Fund and the shares offered hereby. Copies of such registration statement, including exhibits, may be obtained from the SEC's principal office at Washington, D.C., upon payment of the fee prescribed by the SEC.

                                    LEGAL OPINIONS

               The legality of the securities offered by this Prospectus will be passed upon for the Fund by Kirkpatrick & Lockhart, 1800 M Street, N.W., Suite 900, Washington, D.C. 20036.

          Investment Adviser                 --
          INVESCO Services, Inc.
          Sub-Advisers
          INVESCO   Capital  Management,
          Inc.                                         PROSPECTUS
          INVESCO Management & Research,
          Inc.                               THE EBI FUNDS, INC.
          INVESCO Realty Advisors, Inc.

                                             EQUITY PORTFOLIO
          Distributor                        INCOME PORTFOLIO
          INVESCO Services, Inc.             FLEX PORTFOLIO
                                             MULTIFLEX PORTFOLIO
                                             RELATIVE RETURN BOND PORTFOLIO
          Transfer Agent                     REAL ESTATE PORTFOLIO
          Fund/Plan Services, Inc.           INTERNATIONAL VALUE PORTFOLIO
                                             CASH MANAGEMENT PORTFOLIO

          Custodian
          United Missouri Bank
                                                       May 1, 1995

          Independent Accountants
          Price Waterhouse LLP

          ------------------------------     ------------------------------










                                  THE EBI FUNDS, INC.
                                   EQUITY PORTFOLIO
                                   INCOME PORTFOLIO
                                    FLEX PORTFOLIO
                                 MULTIFLEX PORTFOLIO
                            RELATIVE RETURN BOND PORTFOLIO
                                REAL ESTATE PORTFOLIO
                            INTERNATIONAL VALUE PORTFOLIO
                              CASH MANAGEMENT PORTFOLIO

                             1315 Peachtree Street, N.E.
                               Atlanta, Georgia  30309
                               Telephone: 800/554-1156
          -----------------------------------------------------------------
          The EBI Funds, Inc. (the "Fund") is comprised of eight separate series (the "Portfolios"), each of which represents a separate portfolio of investments. Each of the Portfolios has separate investment objectives and investment policies. The Portfolios are as follows: Equity Portfolio, Income Portfolio, Flex Portfolio, MultiFlex Portfolio, Relative Return Bond Portfolio, Real Estate Portfolio, International Value Portfolio and Cash Management Portfolio.

          The Flex Portfolio, formerly a series of EBI Series Trust, a Massachusetts business trust, was reorganized into a portfolio of the Fund effective July 1, 1993.
          -----------------------------------------------------------------

                                INVESCO Services, Inc.
                                  Investment Adviser
                                       Manager
                                     Distributor

                           INVESCO Capital Management, Inc.
                         Sub-Adviser:   Equity Portfolio
                                        Income Portfolio
                                        Flex Portfolio
                                        International Value Portfolio
                                        Cash Management Portfolio

                         INVESCO Management & Research, Inc.
                         Sub-Adviser:   MultiFlex Portfolio
                                        Relative Return Bond Portfolio

                            INVESCO Realty Advisors, Inc.
                         Sub-Adviser:   Real Estate Portfolio

          -----------------------------------------------------------------

          STATEMENT OF ADDITIONAL INFORMATION

          Acquisition of the assets of

          Relative Return Bond Portfolio
          of The EBI Funds, Inc.
          1315 Peachtree Street, N.E.
          Atlanta, Georgia  30309
          Telephone: (800) 972-9030

          By and in exchange for shares of

          Income Portfolio
          of The EBI Funds, Inc.
          1315 Peachtree Street, N.E.
          Atlanta, Georgia  30309
          Telephone: (800) 972-9030

               This Statement of Additional Information, relating specifically to the proposed acquisition of all of the assets of Relative Return Bond Portfolio (the "Portfolio") by Income Portfolio, in exchange for shares of Income Portfolio, consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference herein:

               (1) The Statement of Additional Information of The EBI Funds, Inc. (the "Fund") dated May 1, 1995.

               (2) Annual Report of the Fund for the fiscal year ended December 31, 1994 and Semi-Annual report of the Fund for the fiscal period ended June 30, 1995.

               (3)  Pro forma financial statements as of June 30, 1995.


               This Statement of Additional Information is not a
          prospectus.  A Proxy Statement/Prospectus dated             ,
          1995 relating to the above-referenced matter may be obtained from the Fund. This Statement of Additional Information relates to, and should be read in conjunction with, such Proxy
          Statement/Prospectus.

               The date of this Statement of Additional Information is ____________________, 1995.

                         STATEMENT OF ADDITIONAL INFORMATION

          This Statement of Additional Information is not a Prospectus but should be read in conjunction with the Fund's current Prospectus dated May 1, 1995. Please retain this Statement of Additional




          Information for future reference. The Prospectus is available from INVESCO Services, Inc., 1355 Peachtree Street, N.E., Atlanta, Georgia 30309.
          -----------------------------------------------------------------

                                     May 1, 1995

                                  TABLE OF CONTENTS
          INVESTMENT OBJECTIVES AND POLICIES
               Convertible Securities
               Mortgage-Related Securities

          INVESTMENT RESTRICTIONS

          PORTFOLIO SECURITIES LOANS

          MANAGEMENT OF THE FUND
               Directors and Officers
               Director Compensation
               Fund Committees

          THE ADVISORY AND SUB-ADVISORY AGREEMENTS

          OPERATING SERVICES AGREEMENT

          THE DISTRIBUTOR

          DISTRIBUTION OF SHARES

          DISTRIBUTIONS AND TAX INFORMATION
               Distributions
               Federal Taxes
               Options, Futures and Foreign Currency Forward Contracts Swap Agreements
               Currency Fluctuations -- "Section 988" Gains or Losses Investment in Passive Foreign Investment Companies
               Debt Securities Acquired at a Discount
               Distributions
               Disposition of Shares
               Backup Withholding
               Other Taxation

          SERVICES PROVIDED BY THE FUND
               Systematic Withdrawal Plan
               Exchange Privilege
               Automatic Dividend Reinvestment Plan
               Automatic Monthly Exchange
               BankDraft

          BROKERAGE AND PORTFOLIO TRANSACTIONS




          PERFORMANCE INFORMATION

          CALCULATION OF YIELD

          MISCELLANEOUS
               Principal Shareholders
               Net Asset Value
               The Custodian
               Independent Accountants

          APPENDIX A

                          INVESTMENT OBJECTIVES AND POLICIES

               The following discussion elaborates on the disclosure of the Portfolios' investment policies contained in the Prospectus.

          Convertible Securities

               Although the equity investments of the International Value Portfolio consist primarily of common and preferred stocks, the Portfolio may buy securities convertible into common stock if, for example, the sub-adviser believes that a company's convertible securities are undervalued in the market. Convertible securities eligible for purchase by the Portfolio include convertible bonds, convertible preferred stocks, and warrants. A warrant is an instrument issued by a corporation which gives the holder the right to subscribe to a specific amount of the corporation's capital stock at a set price for a specified period of time. Warrants do not represent ownership of the securities, but only the right to buy the securities. The prices of warrants do not necessarily move parallel to the prices of underlying securities. Warrants may be considered speculative in that they have no voting rights, pay no dividends, and have no rights with respect to the assets of a corporation issuing them. Warrant positions will not be used to increase the leverage of the Portfolio; consequently, warrant positions are generally accompanied by cash positions equivalent to the required exercise amount.

          Mortgage-Related Securities

               Mortgage-related  securities  are  interests   in  pools  of
          mortgage loans made to residential home buyers, including mortgage loans made by savings and loan institutions, mortgage bankers, commercial banks and others. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-related and private organizations (see "Mortgage Pass-Through Securities" below). The Portfolios may also invest in debt securities which are secured with collateral consisting of mortgage-related securities (see "Collateralized Mortgage Obligations"), and in other types of mortgage-related securities.




               Mortgage Pass-Through Securities. Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a "pass-through" of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs which may be incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association ("GNMA")) are described as "modified pass-through." These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

               GNMA is the principal governmental guarantor of mortgage-related securities. GNMA is a wholly owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal  and  interest  on securities  issued  by  institutions
          approved   by  GNMA  (such  as  savings  and  loan  institutions,
          commercial banks and mortgage bankers) and backed by pools of FHA-insured or VA-guaranteed mortgages.

               Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. Government) include the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). FNMA is a government-sponsored corporation owned entirely by private stockholders. It is subject to general regulation by the Secretary of Housing and Urban Development. FNMA purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the U.S. Government.

               FHLMC was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the 12 Federal Home Loan Banks and now owned entirely by private stockholders. FHLMC issues Participation Certificates ("PCs") which represent interests in conventional mortgages from FHLMC's national portfolio. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. Government.

               Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may, in addition, be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit. The insurance and guarantees are issued by governmental entities, private insurers and the mortgage poolers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets a Portfolio's investment quality standards. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. Although the market for such securities is becoming increasingly liquid, securities issued by certain private organizations may not be readily marketable. A Portfolio will not purchase mortgage-related securities or other assets which in the sub-adviser's opinion are illiquid if, as a result, more than 15% of the value of the Portfolio's total assets will be illiquid.

               Mortgage-backed securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities, are not subject to a Portfolio's industry concentration restrictions, by virtue of the exclusion from that test available to all U.S. Government securities. In the case of privately issued mortgage-related securities, the Portfolios take the position that mortgage-related securities do not represent interests in any particular "industry" or group of industries. The assets underlying such securities may be represented by a portfolio of first lien residential mortgages (including both whole mortgage loans and mortgage participation interests) or portfolios of mortgage pass-through securities issued or guaranteed by GNMA, FNMA or FHLMC. Mortgage loans underlying a mortgage-related security may in turn be insured or guaranteed by the Federal Housing Administration or the Department of Veterans Affairs. In the case of private issue mortgage-related securities whose underlying assets are neither U.S. Government securities nor U.S. Government-insured mortgages, to the extent that real properties securing such assets may be located in the same geographical region, the security may be subject to a greater risk of default than other comparable securities in the event of adverse economic, political or business developments that may affect such region and, ultimately, the ability of residential homeowners to make payments of principal and interest on the underlying mortgages.

               Collateralized Mortgage Obligations ("CMOs"). A CMO is a hybrid between a mortgage-backed bond and a mortgage pass-through security. Similar to a bond, interest and prepaid principal is paid, in most cases, semiannually. CMOs may be collateralized by whole mortgage loans, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC, or FNMA, and their income streams.

               CMOs are structured into multiple classes, each bearing a different stated maturity. Actual maturity and average life will depend upon the prepayment experience of the collateral. CMOs provide for a modified form of call protection through a de facto breakdown of the underlying pool of mortgages according to how quickly the loans are repaid. Monthly payment of principal received from the pool of underlying mortgages, including prepay-ments, is first returned to investors holding the shortest maturity class. Investors holding the longer maturity classes receive principal only after the first class has been retired. An investor is partially guarded against a sooner than desired return of principal because of the sequential payments.

               In a typical CMO transaction, a corporation ("issuer") issues multiple series (e.g., A, B, C, Z) of CMO bonds ("Bonds"). Proceeds of the Bond offering are used to purchase mortgages or mortgage pass-through certificates ("Collateral"). The Collateral is pledged to a third party trustee as security for the Bonds. Principal and interest payments from the Collateral are used to pay principal on the Bonds in the order A, B, C, Z. The Series A, B, and C Bonds all bear current interest. Interest on the Series Z Bond is accrued and added to principal and a like amount is paid as principal on the Series A, B, or C Bond currently being paid off. When the Series A, B, and C Bonds are paid in full, interest and principal on the Series Z Bond begins to be paid currently. With some CMOs, the issuer serves as a conduit to allow loan originators (primarily builders or savings and loan associations) to borrow against their loan portfolios.

               FHLMC CMOs. FHLMC CMOs are debt obligations of FHLMC issued in multiple classes having different maturity dates which are secured by the pledge of a pool of conventional mortgage loans purchased by FHLMC. Unlike FHLMC PCs, payments of principal and interest on the CMOs are made semiannually, as opposed to monthly. The amount of principal payable on each semiannual payment date is determined in accordance with FHLMC's mandatory sinking fund schedule, which, in turn, is equal to approximately 100% of FHA prepayment experience applied to the mortgage collateral pool. All sinking fund payments in the CMOs are allocated to the retirement of the individual classes of bonds in the order of their stated maturities. Payment of principal on the mortgage loans in the collateral pool in excess of the amount of FHLMC's minimum sinking fund obligation for any payment date are paid to the holders of the CMOs as additional sinking fund payments. Because of the "pass-through" nature of all principal payments received on the collateral pool in excess of FHLMC's minimum sinking fund requirement, the rate at which principal of the CMOs is actually repaid is likely to be such that each class of bonds will be retired in advance of its scheduled maturity date.

               If collection of principal (including prepayments) on the mortgage loans during any semiannual payment period is not sufficient to meet FHLMC's minimum sinking fund obligation on the next sinking fund payment date, FHLMC agrees to make up the deficiency from its general funds.

               Criteria for the mortgage loans in the pool backing the FHLMC CMOs are identical to those of FHLMC PCs. FHLMC has the right to substitute collateral in the event of delinquencies and/or defaults.

                               INVESTMENT RESTRICTIONS

               The Directors of the Fund, on behalf of the Portfolios, have adopted the following investment restrictions, all of which are fundamental policies and may not be changed as to any Portfolio without the approval of the holders of a majority of such
          Portfolio's outstanding voting securities (which in this Prospectus means, as to each Portfolio, the vote of the lesser of
          (i) 67% or more of the voting securities present at a meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (ii) more than 50% of the outstanding voting securities). The Portfolios may not:

                (1) Invest in the securities of issuers conducting their principal business activity in the same industry, if immediately after such investment the value of a Portfolio's investments in such industry would exceed 25% of the value of such Portfolio's total assets; provided, however, that this limitation does not apply to a Portfolio's investments in obligations issued or guaranteed by the U.S. Government, its agencies, authorities or instrumentalities, and, as to the Cash Management Portfolio, certificates of deposit of domestic branches of U.S. banks or bankers' acceptances of domestic branches of U.S. banks.

                (2) For the MultiFlex, Relative Return Bond, Real Estate and International Value Portfolios, with respect to 75% of the Portfolio's assets, invest in the securities of any one issuer, other than obligations of, or guaranteed by, the U.S. Government, its agencies, authorities or instrumentalities, if immediately after such investment more than 5% of the value of the Portfolio's total assets, taken at market value, would be invested in such issuer or more than 10% of such issuer's outstanding voting securities would be owned by such Portfolio. For the Equity, Income, Flex and Cash Management Portfolios, with respect to 100% of the Portfolio's assets, invest in the securities of any one issuer, other than obligations of, or guaranteed by, the U.S. Government, its agencies, authorities or instrumentalities, if immediately after such investment more than 5% of the value of the Portfolio's total assets, taken at market value, would be invested in such issuer or more than 10% of such issuer'soutstandingvoting securitieswouldbeowned bysuchPortfolio.

                (3) Underwrite securities of other issuers, except insofar as it may technically be deemed an "underwriter" under the Securities Act of 1933, as amended, in connection with the disposition of a Portfolio's portfolio securities.

                (4) Invest in companies for the purpose of exercising control or management.

                (5) Issue any class of senior securities or borrow money, except borrowings from banks for temporary or emergency purposes not in excess of 5% of the value of a Portfolio's total assets at the time the borrowing is made.

                (6) Mortgage, pledge, hypothecate or in any manner transfer as security for indebtedness any securities owned or held except to an extent not greater than 5% of the value of a Portfolio's total assets.

                (7) Make short sales of securities or maintain a short position. All Portfolios, except the Equity and Cash Management Portfolios, may, however, write covered call options and cash secured put options.

                (8) Purchase securities on margin, except that a Portfolio may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities.

                (9) Purchase or sell real estate or interests in real estate. A Portfolio may invest in securities secured by real estate or interests therein or issued by companies, including real estate investment trusts, which invest in real estate or interests therein.

               (10) Purchase or sell commodities or commodity contracts, except as set forth in the Prospectus and in this Statement of Additional Information for transactions in commodity futures contracts, foreign currency futures contracts, and stock index futures contracts. The Income, Flex and Multiflex Portfolios may enter into interest rate futures contracts if immediately after such a commitment the sum of the then aggregate futures market prices of financial instruments required to be delivered under open futures contract sales and the aggregate purchase prices under future contract purchases would not exceed 30% of the applicable Portfolio's total assets.

               (11)      Make  loans  to  other persons,  provided  that  a

          Portfolio may purchase debt obligations consistent with its investment objectives and policies and, except for the Cash Management Portfolio, may lend limited amounts (not to exceed 40% of total assets of the Relative Return Bond Portfolio and 10% of total assets for the remaining Portfolios) of its portfolio securities to broker-dealers or other institutional investors.

               (12) Purchase securities of other investment companies except (a) in connection with a merger, consolidation, acquisition or reorganization; or (b) by purchase in the open market of securities of other investment companies involving only customary brokers' commissions and only if immediately thereafter
          (i) no more than 3% of the voting securities of any one investment company are owned by the Portfolio, (ii) no more than 5% of the value of the total assets of a Portfolio would be invested in any one investment company, and (iii) no more than 10% of the value of the total assets of a Portfolio would be invested in the securities of such investment companies. A portion of a Portfolio's cash may be invested from time to time in investment companies to which the Adviser or sub-adviser serves as investment adviser; provided that no management or distribution fee will be charged by the Adviser or sub-adviser with respect to any such assets so invested and provided further that at no time will more than 3% of the Portfolio's assets be so invested. Should a Portfolio purchase securities of other investment companies, shareholders may incur additional management, advisory and distribution fees.

               (13)      Invest  in securities for which there are legal or
          contractual restrictions on resale, if more than 2% of the value of a Portfolio's total assets would be invested in such securities, or invest in securities for which there is no readily available market, if more than 5% of the value of a Portfolio's total assets would be invested in such securities. In determining securities subject to this 5% restriction, the Portfolios will include repurchase agreements maturing in more than seven days.

               The Income Portfolio has adopted the following additional investment restriction, which is a fundamental policy and may not be changed without the approval of the holders of a majority of the Income Portfolio's outstanding voting securities, as defined above. The Income Portfolio may not invest in non-income producing securities if immediately after such investment more than 35% of the value of its total assets would be invested in such securities. (See "Investment Objectives and Policies" in the Prospectus). However, as an operating policy, the Income Portfolio does not intend to invest in non-income producing securities.

               Additional investment restrictions adopted by the Directors on behalf of the Portfolios, which may be changed by the Directors at their discretion, provide that the Portfolios may not:

                (1) For the Equity, Income, Flex, Cash Management, Relative Return Bond and Real Estate Portfolios, invest more than 10% of the value of the applicable Portfolio's total assets in securities of foreign issuers; provided, however, that the Equity and Flex Portfolios may invest up to 25% of the value of the applicable Portfolio's total assets in sponsored ADRs (American Depositary Receipts). The MultiFlex Portfolio may invest up to 40% of total assets in securities of foreign issuers and the International Value Portfolio may invest up to 100% of its total assets in securities of foreign issuers. Investing in securities issued by companies whose principal business activities are outside the United States may involve significant risks not present in domestic investments.

                (2) Write, purchase or sell puts, calls, straddles, spreads or combinations thereof, except as set forth in the Prospectus and this Statement of Additional Information for transactions in options, futures, and options on futures and transactions arising under swap agreements. Options on interest rate futures contracts and investments in initial margins will not exceed 5% of the applicable Portfolio's total assets. Covered call options and cash secured puts will not exceed 25% of the applicable Portfolio's total assets. For a detailed discussion on these types of instruments, see the Prospectus.

                (3) Purchase or sell interests in oil, gas or other mineral leases or exploration or development programs. A Portfolio, however, may purchase or sell securities issued by entities which invest in such interests.

                (4) Invest  more than 5%  of a Portfolio's  total assets in
          securities   of  companies   having   a  record,   together  with
          predecessors, of less than three years of continuous operation.

                (5) Purchase or retain the securities of any issuer if any individual officer or Director of a Portfolio, the Adviser or sub-adviser, or any subsidiary thereof owns individually more than 0.5% of the securities of that issuer and all such officers and Directors together own more than 5% of the securities of that issuer.

                (6) Engage in arbitrage transactions.

               Another policy which may be changed by the Directors at their discretion is that, to the extent a Portfolio invests in warrants, a Portfolio's investment in warrants, valued at the lower of cost or market, may not exceed 5% of the value of such Portfolio's net assets. Included within that amount, but not to exceed 2% of the value of such Portfolio's net assets, may be warrants which are not listed on the New York or American Stock Exchanges. Warrants acquired by a Portfolio as part of a unit or attached to securities may be deemed to be without value.

                              PORTFOLIO SECURITIES LOANS


               Each of the Portfolios, except the Cash Management Portfolio, may lend limited amounts of portfolio securities (not to exceed 40% of total assets for the Relative Return Bond Portfolio, and 10% of total assets for the other Portfolios) to broker-dealers or other institutional investors. The sub-advisers will monitor the creditworthiness of such broker-dealers in accordance with procedures adopted by the Directors. Fund Management understands that it is the current view of the staff of the Securities and Exchange Commission (the "Commission") that the Portfolios are permitted to engage in loan transactions only if the following conditions are met: (1) the applicable Portfolio must receive 100% collateral in the form of cash or cash equivalents, e.g., U.S. Treasury bills or notes, from the borrower; (2) the borrower must increase the collateral whenever the market value of the borrowed securities (determined on a daily basis) rises above the level of the collateral; (3) the applicable Portfolio must be able to terminate the loan after notice; (4) the applicable Portfolio must receive reasonable interest on the loan or a flat fee from the borrower, as well as amounts equivalent to any dividends, interest or other distributions on the securities loaned and any increase in market value; (5) the applicable Portfolio may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the securities loaned may pass to the borrower; however, if a material event affecting the investment occurs, the Portfolio must be able to terminate the loan and vote proxies or enter into an alternative arrangement with the borrower to enable the Portfolio to vote proxies. Excluding items (1) and (2), these practices may be amended from time to time as regulatory provisions permit.

               While there may be delays in recovery of loaned securities or even a loss of rights in collateral supplied should the borrower fail financially, loans will be made only to firms deemed by the sub-advisers to be of good standing and will not be made unless, in the judgment of the respective sub-adviser, the consideration to be earned from such loans would justify the risk.

               It is expected that each of the Portfolios will use the cash portions of loan collateral to invest in short-term income producing securities for such Portfolio's account and that such Portfolio may share some of the income from these investments with the borrower.

                                MANAGEMENT OF THE FUND

          Directors and Officers

               Listed below are the Directors and executive officers of the Fund, their business addresses and their principal occupations during the past five years.


          CHARLES W. BRADY,*+ Chairman of the Board of Directors

               Mr. Brady is Chief Executive Officer and a director of INVESCO PLC, London, England, and of various subsidiaries thereof. He is also Chairman of the Board of INVESCO Treasurer's Series Trust and of The Global Health Sciences Fund. Address:
          1315 Peachtree Street, N.E., Atlanta, Georgia 30309.   Born:  May
          11, 1935.

          FRED A. DEERING,+# Vice Chairman of the Board of Directors

               Mr. Deering is Chairman of the Executive Committee of the Board of Security Life of Denver Insurance Company, Denver, Colorado and Chairman of the Executive Committee of the Board of ING American Life Insurance Company. He is also Director of NN Financial, Toronto, Ontario, Canada and Vice Chairman of INVESCO Treasurer's Series Trust. Address: Security Life Center, 1290 Broadway, Denver, Colorado 80203. Born: January 12, 1928.

          HUBERT L. HARRIS, JR.,*+ President and Director

               Mr. Harris has been President of the Fund since April 1991. Mr. Harris is also President of ISI, a position he has held since
          January 1990.   He is a  Director and Chief Financial  Officer of
          INVESCO   PLC,  London,  England.  From November 1988 to January
          1990, he was  an  employee of  ICM.   From  1983  to 1988,  Mr.
          Harris was President and Executive Director of the International
          Association for Financial Planning.   Mr. Harris is a member of
          the Executive Committee of the Alumni Board of Trustees of Georgia
          Institute of Technology.    Address: 1315  Peachtree  Street,  N.E.,
          Atlanta, Georgia 30309.  Born: July 15, 1943.

          VICTOR L. ANDREWS,** Director

               Dr. Andrews has been Mills Bee Lane Professor of Banking and Finance and Chairman of the Department of Finance at Georgia State University, Atlanta, Georgia since 1968. Since October 1984, Dr. Andrews has been Director of the Center for the Study of Regulated Industry at Georgia State University. He is a former member of the faculties of the Harvard Business School and the Sloan School of Management of MIT. He is also a Director of The Southeastern Thrift and Bank Fund, Inc. and The Sheffield Funds, Inc., and a Trustee of INVESCO Treasurer's Series Trust.
          Address: Department of Finance, Georgia State University, University Plaza, Atlanta, Georgia 30303-3083. Born: June 23, 1930.

          BOB R. BAKER,+** Director

               Mr. Baker has been President and Chief Executive Officer of AMC Cancer Research Center, Denver, Colorado, since January 1989. Until mid-December 1988, Mr. Baker served as Vice Chairman of the Board of First Columbia Financial Corporation (a financial institution), Englewood, Colorado. Prior to that time, Mr. Baker served as Chairman of the Board and Chief Executive Officer of First Columbia Financial Corporation. Mr. Baker is a Trustee of INVESCO Treasurer's Series Trust. Address: 1775 Sherman Street, #1000, Denver, Colorado 80203. Born: August 7, 1936.

          LAWRENCE H. BUDNER,# Director

               Mr. Budner is a Trust Consultant. Prior to June 1987, he was Senior Vice President and Senior Trust Officer of InterFirst Bank of Dallas, Texas. He is a Trustee of INVESCO Treasurer's Series Trust. Address: 7608 Glen Albens, Dallas, Texas 75225.
          Born:  July 25, 1930.

          DANIEL D. CHABRIS,+# Director

               Mr. Chabris is a Financial Consultant. From 1966 to 1988, he was Assistant Treasurer of Colt Industries, Inc., New York, New York. He is a Trustee of INVESCO Treasurer's Series Trust.
          Address:   15  Sterling  Road,  Armonk, New  York  10504.   Born:
          August 1, 1923.

          KENNETH T. KING,** Director

               Mr. King is retired. Mr. King was formerly Chairman of the Board of The Capital Life Insurance Company and of Providence Washington Insurance Company and Director of numerous subsidiaries thereof in the United States. Prior to that, Mr. King was the Chairman of the Board of The Providence Capital Companies in the United Kingdom and Guernsey. Mr. King also served as Chairman of the Board of Symbion Corporation (a high technology company) until 1987. He is a Trustee of INVESCO Treasurer's Series Trust. Address: 4080 North Circulo Manzanillo, Tucson, Arizona 85715. Born: November 16, 1925.

          FRANK M. BISHOP,* Director

               Mr. Bishop is President and Chief Operating Officer of INVESCO Inc., a position he has held since February 1993. Mr. Bishop is also Director of INVESCO Funds Group, Inc. (since March
          1993), and Director (since February 1993), Vice President (since December 1991), and portfolio manager (since February 1987) of ICM and predecessor firms. Address: 1315 Peachtree Street, N.E., Atlanta, Georgia 30309. Born: December 7, 1943.

          A.D. FRAZIER, JR.,** Director

               Mr. Frazier is Chief Operating Officer of the Atlanta Committee for the Olympic Games. Until 1991, Mr. Frazier was Executive Vice President of the North American Banking Group of First Chicago Bank. Mr. Frazier is also Director of the Atlanta Chamber of Commerce and Atlanta Symphony Orchestra and a
          Trustee of INVESCO Treasurer's Series Trust.   Address:
          250 Williams Street, Suite 6000,  Atlanta, Georgia  30301.  Born:
          June 23, 1944.

          JOHN W. MCINTYRE,# Director

               Mr. McIntyre is retired. He was formerly Chairman of the Board and Chief Executive Officer of Citizens and Southern National Bank in Atlanta, Georgia, positions he held from May 1986 to December 1991. Prior to that, Mr. McIntyre was Vice Chairman of the Board of The Citizens and Southern Corporation and Chairman of the Board and Chief Executive Officer of The Citizens and Southern Georgia Corp. He is also a Trustee of
          INVESCO Treasurer's Series Trust.   Address:   Seven Piedmont
          Center, Suite 100, Atlanta, Georgia   30305.  Born: September 14,
          1930.

          PENELOPE P. ALEXANDER, Treasurer and Secretary

               Ms. Alexander has been Treasurer and Secretary of the Fund since its inception. Ms. Alexander has also served as Treasurer of the Fund's predecessors since April 1985 and Secretary of the Fund's predecessors since November 30, 1984. Ms. Alexander also served as the Treasurer and Secretary of INVESCO Institutional Series Trust, now Invesco Value Trust, from July 1987 to
          January 1991, and has served as Treasurer and Secretary of INVESCO Treasurer's Series Trust since January 27, 1988. Since June 1983, Ms. Alexander has been associated with ISI and since May 1984, with ICM. Address: 1315 Peachtree Street, N.E., Atlanta, Georgia 30309. Born: December 26, 1938.

          ______________________________________
          * Messrs. Brady, Bishop and Harris are "interested persons" (as that term is defined in the 1940 Act) of the Fund because of their affiliation with ISI and/or its affiliated companies.

          #    Member of the audit committee of the Fund.

          + Member of the executive committee of the Fund. The executive committee acts upon the current and ordinary business of the Fund between meetings of the Board of Directors. Except for certain powers which, under applicable law, may only be exercised by the full Board of Directors, the executive committee may exercise all powers and authority of the Board of Directors in the management of the business of the Fund. All decisions are subsequently submitted for ratification by the Board of Directors.

          **   Member of the management liaison committee of the Fund.

               ICM and ISI serve as investment adviser and principal underwriter, respectively, of INVESCO Treasurer's Series Trust. Mr. Brady is also Chairman of the Board, Mr. Deering is Vice Chairman, and all of the Directors of the Fund are directors or trustees of the following investment companies: INVESCO Growth Fund, Inc., INVESCO Industrial Income Fund, Inc., INVESCO Dynamics Fund, Inc., INVESCO Income Funds, Inc., INVESCO Tax-Free Income Funds, Inc., INVESCO Strategic Portfolios, Inc., INVESCO Value Trust, INVESCO Emerging Growth Fund, Inc., INVESCO Money Market Funds, Inc., INVESCO International Funds, Inc., INVESCO Diversified Funds, Inc., INVESCO Multiple Asset Funds, Inc., and INVESCO Variable Investment Funds, Inc. All of the Directors of the Fund, except Mr. Harris, are also trustees of INVESCO Treasurer's Series Trust.

          Director Compensation

               The following table sets forth, for the fiscal period ended December 31, 1994: the compensation paid by the Fund to its eight independent directors for services rendered in their capacities as directors of the Fund; the retirement benefits accrued as Fund expenses with respect to the Defined Benefit Deferred Compensation Plan discussed below; and the total compensation paid by all of the mutual funds distributed by ISI and INVESCO Funds Group, Inc., including the Fund, INVESCO Treasurer's Series Trust and The Global Health Sciences Fund (collectively, the "INVESCO Complex") (45 portfolios in total) to these directors for services rendered in their capacities as directors or trustees.

                                              Aggregate     Retirement
                                            Compensation     Benefits
           Name of Person, Position           From Fund1    Accrued As
                                                             Part of
                                                                Fund
                                                            Expenses2

           Fred A. Deering, Vice Chairman        $ 7,020        $ 1,122
             of the Board

           Victor L. Andrews                       6,547          1,060
           Bob R. Baker                            6,883            947

           Lawrence H. Budner                      6,547          1,060
           Daniel D. Chabris                       6,789          1,210

           A.D. Frazier, Jr.                     22,000               0

           Kenneth T. King                        6,687           1,165
           John W. McIntyre                      22,000               0

           Total                                 84,473           6,564

                                                  Estimated      Total
                                                   Annual    Compensation
                                                  Benefits   From INVESCO
           Name of Person, Position                 Upon     Complex Paid
                                                 Retirement       To
                                                      2       Directors1



           Fred A. Deering, Vice Chairman            N/A       $  89,350
             of the Board


           Victor L. Andrews                         N/A          68,000

           Bob R. Baker                              N/A          75,350

           Lawrence H. Budner                        N/A          68,000

           Daniel D. Chabris                         N/A          73,350

           A.D. Frazier, Jr.                         N/A          32,500

           Kenneth T. King                           N/A          71,000

           John W. McIntyre                          N/A          33,000


           Total                                     N/A        $489,050


               1/The vice chairman of the board, the chairman of the audit, management liaison, and compensation committees, and the members of the executive committee each receive compensation for serving in such capacities in addition to the compensation paid to all independent directors.

               2/Funds in the INVESCO Complex are not charged independent directors' fees until the earlier of one year from their initial offering date or such time as the total assets of the fund equal $10 million. Since the Relative Return Bond Portfolio did not have assets in excess of $10 million during the fiscal period ended December 31, 1994, the Fund was not charged any independent directors fees or accruals for retirement benefits during the fiscal period ended December 31, 1994 with respect to this Portfolio. Accordingly, as of the date of this Statement of Additional Information, the Fund is unable to estimate the annual benefits to be received by these directors upon retirement as a result of their services to the Fund.

               Effective  January  1,  1994,  the  Fund  pays  six  of  its
          Independent Directors a regular annual fee of $1,000 per year per Portfolio, plus the Portfolio's pro-rata share of a $3,000 quarterly meeting fee for attending regular quarterly Directors' meetings, plus the Portfolio's pro-rata share of the balance of the retainer which is currently $22,000. Two independent directors, Messrs. Frazier and McIntyre, receive annual directors' fees of $20,000. Messrs. Bishop, Brady, and Harris, as "interested persons" of the Fund and of the other funds in the INVESCO Complex, receive compensation as officers or employees of ISI or its affiliated companies, and do not receive any directors' fees or other compensation from the Fund or the other funds in the INVESCO Complex for their service as directors. The Fund does not have stock option or pension or retirement plans for management or personnel, and pays no compensation to any of its officers.

               The Board of Directors has adopted a mandatory retirement policy for Directors who have attained 72 years of age. The mandatory retirement date for each Director is the last day of the calendar quarter in which he or she turns 72; provided, however, that a majority of the Directors may annually extend a Director's retirement date for a maximum period of three years, or through the calendar quarter in which the Director turns 75.

               The boards of directors/trustees of the mutual funds in the INVESCO Complex adopted a Defined Benefit Deferred Compensation Plan for the independent directors and trustees of the funds. Under this plan, each director or trustee who is not an interested person of the funds and who has served for at least five years (a "qualified director") is entitled to receive, upon retiring from the board at the retirement age of 72 (or the retirement age of 73 or 74, if retirement is extended by the boards for one or two years, but less than three years) continuation of payment for one year (the "first year retirement benefit") of the annual basic retainer payable by the funds to the qualified director at the time of his retirement (the "basic retainer"). Commencing with any such director's second year of retirement, and commencing with the first year of retirement of a director whose retirement has been extended by the board for three years, a qualified director shall receive quarterly payments at an annual rate equal to 25% of the basic retainer. These payments will continue for the remainder of the qualified director's life or ten years, whichever is longer (the "reduced retainer payments"). If a qualified director dies or becomes disabled after age 72 and before age 74 while still a director of the funds, the first year retirement benefit and the reduced retainer payments will be made to him or to his beneficiary or estate. If a qualified director becomes disabled or dies either prior to age 72 or during his/her 74th year while still a director of the funds, the director will not be entitled to receive the first year retirement benefit; however, the reduced retainer payments will be made to his beneficiary or estate. The plan is administered by a committee of three directors who are also participants in the plan and one director who is not a plan participant. The cost of the plan will be allocated among the INVESCO, EBI and Treasurer's Series funds in a manner determined to be fair and equitable by the committee. Although the Fund is not making any payments to directors under the plan as of the date of this Statement of Additional Information, it has begun to accrue, as a current expense, a proportionate amount of the estimated future cost of these benefits.

          Fund Committees

               The Fund has an audit committee which is comprised of three of the Directors who are not interested persons of the Fund. The committee meets periodically with the Fund's independent accountants and officers to review accounting principles used by the Fund, the adequacy of internal controls, the responsibilities and fees of the independent accountants, and other matters.

               The Fund also has a management liaison committee which meets quarterly with various management personnel in order (a) to facilitate better understanding of management and operations of the Fund, and (b) to review legal and operational matters which have been assigned to the committee by the Board of Directors, in furtherance of the Board of Directors' overall duty of supervision.

                       THE ADVISORY AND SUB-ADVISORY AGREEMENTS

               The investment adviser to the Fund is INVESCO Services, Inc., a Georgia corporation (the "Adviser" or "ISI"), which has its principal office at 1315 Peachtree Street, N.E., Atlanta, Georgia 30309. The Adviser is a wholly owned subsidiary of INVESCO Capital Management, Inc., which serves as sub-adviser to five of the Portfolios, as described below.

               The sub-adviser to the Equity, Income, Flex, International Value and Cash Management Portfolios is INVESCO Capital Management, Inc., a Delaware corporation ("ICM"), which has its principal office at 1315 Peachtree Street, N.E., Atlanta, Georgia 30309. ICM also has an advisory office in Coral Gables, Florida and a marketing and client service office in San Francisco, California.

               The sub-adviser to the MultiFlex and Relative Return Bond Portfolios is INVESCO Management and Research, Inc., formerly Gardner and Preston Moss, Inc., of Boston, Massachusetts ("IMR"), a Massachusetts corporation which has its principal office at 101 Federal Street, Boston, MA 02110. IMR manages funds of approximately $1.7 billion, predominantly in pension and endowment accounts.

               The  sub-adviser to  the Real  Estate  Portfolio is  INVESCO
          Realty Advisors, Inc., a Texas corporation based in Dallas ("IRA"), which has its principal office at One Lincoln Centre, Suite 1200, 5400 LBJ Freeway/LB 2, Dallas, Texas 75240. IRA is responsible for providing advisory services in the U.S. real estate markets for INVESCO PLC's clients worldwide. Established in 1983 as a registered investment adviser and qualified professional asset manager, funds under management total $2.3 billion. As of December 31, 1994, its direct portfolio contained 74 properties totalling over 18.2 million square feet of commercial real estate and 3,686 apartment units. Clients include corporate plans and public pension funds as well as endowment and foundation accounts.

               ICM, IMR  and IRA are  wholly owned subsidiaries  of INVESCO
          North American Holdings, Inc., formerly Britannia Holdings, Inc. ("INAH"), a Delaware corporation, which is a wholly owned subsidiary of INVESCO PLC. INVESCO PLC is a financial holding company which was organized in 1935. Its ordinary shares are held by approximately 16,349 shareholders and are traded on the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. ("London Stock Exchange"), with a market valuation of over $66.8 million as of December 31, 1994. The principal business of INVESCO PLC, which is carried on through subsidiaries, is investment management on a global basis. Through subsidiaries in London, Denver, Atlanta, Boston, Louisville, Dallas, Tokyo, Hong Kong, Paris, Luxembourg, and the Channel Islands, INVESCO PLC manages over $65 billion on behalf of mutual funds, pension and insurance funds and private individuals. INVESCO Fund Managers Limited, one of the largest unit trust management companies in the United Kingdom, manages the assets of over 23 authorized unit trusts having approximately 283,656 unitholders and assets exceeding $2 billion. INVESCO International Limited (incorporated in Jersey, Channel Islands) offers a broad range of offshore trusts (designed for international investors other than residents of the United States). Funds under management in Jersey amount to some $1.3 billion on behalf of some 26,647 unitholders.

               INVESCO Funds Group, Inc., formerly Financial Programs, Inc., an affiliated company which is also a wholly owned subsidiary of INAH, was established in 1932, and engages in the investment advisory business in Denver, Colorado, managing 14 no-load mutual funds consisting of 36 portfolios with combined assets of approximately $9.4 billion at December 31, 1994.

               In May 1986, INVESCO PLC acquired INVESCO Asset Management Limited (formerly, "MIM Limited") ("INVESCO Management"), an investment management company located in the United Kingdom. The principal business of INVESCO Management is the management of pension funds, investment trusts, unit trusts, and various investment portfolios on behalf of private clients, charities, corporations, and foreign financial institutions.

               In December 1988, INVESCO PLC, through one of its wholly owned subsidiaries, purchased ICM's general partnership interest in INVESCO Capital Management, L.P. INVESCO Capital Management L.P.'s limited partnership interest had been acquired by INVESCO PLC in December 1986.

               In December 1990, INVESCO PLC purchased the business and assets of PRIMCO Capital Management, Inc. ("PRIMCO"). PRIMCO, which was established in 1985 and is based in Louisville, Kentucky, specializes in managing stable return investments principally on behalf of Section 401(k) retirement plans. As of December 31, 1994, PRIMCO managed assets of over $12.1 billion on behalf of approximately 60 clients.

               The corporate headquarters of INVESCO PLC are located at 11 Devonshire Square, London, EC2M 4YR, England. The dollar figures set forth in the above paragraphs were obtained by converting British pounds sterling into U.S. dollars as of December 31, 1994 at $1.5645. All of the information contained in the above six paragraphs was furnished by INVESCO PLC and its affiliates.

               Under their Investment Advisory and Sub-Advisory Agreements (the "Agreements") with the respective Portfolios, the Adviser and sub-advisers will, subject to the supervision of the Directors of the Fund and in conformance with the stated policies of the Portfolios, manage the investment operations of the Portfolios. In this regard, it will be the responsibility of the Adviser and sub-advisers not only to make investment decisions for the Portfolios, but also to place the purchase and sale orders for the portfolio transactions of the Portfolios. (See "Brokerage and Portfolio Transactions.") The Investment Advisory Agreement provides that, in fulfilling its responsibilities, the Adviser may engage the services of other investment managers with respect to one or more of the Portfolios.

               The Adviser is also responsible for furnishing to the Portfolios, at the Adviser's expense, the services of persons believed to be competent to perform all supervisory and administrative services required by the Portfolios, in the judgment of the Directors, to conduct their respective businesses effectively, as well as the offices, equipment and other facilities necessary for their operations. Such functions include the maintenance of each Portfolio's accounts and records, and the preparation of all requisite corporate documents such as tax returns and reports to the Securities and Exchange Commission ("SEC") and shareholders. Operational services which are necessary for the day-to-day operations of the Portfolios are provided under a separate Operating Services Agreement between the Fund and ISI (See "Operating Services Agreement").

               Except   as  discussed   below   (see  "Operating   Services
          Agreement"), each of the Portfolios is responsible for the payment of its own expenses. However, if, in any given year, the sum of a particular Portfolio's expenses exceeds applicable state expense limitations, the Adviser will be required to reimburse such Portfolio for such excess expenses promptly. Interest, taxes, distribution expenses, directors' fees and expenses and extraordinary items such as litigation costs are not deemed expenses for purposes of the foregoing limitations and will be borne by the Fund or particular Portfolio, as applicable. Expenditures, including costs incurred in connection with the purchase or sale of portfolio securities, which are capitalized in accordance with generally accepted accounting principles applicable to investment companies, are accounted for as capital items and not as expenses. There were no reimbursements for the Portfolios during the period ended December 31, 1994. For the fiscal year ended December 31, 1993, ISI reimbursed the Equity, Income, Flex and Cash Management Portfolios in the following amounts: $3,227, $17,632, $18,993 and $15,099 respectively. For the fiscal year ended December 31, 1992, the Cash Management Portfolio was reimbursed in the amount of $38,925 by ICM, the Portfolio's former adviser. There were no reimbursements for the Equity, Income, or Flex Portfolios during that period. For the fiscal year ended December 31, 1991, there were no reimbursements for the Equity, Income, Flex or Cash Management Portfolios by ICM, the Portfolios' former adviser.

               For the services to be rendered and the expenses to be assumed by the Adviser under the Investment Advisory Agreements, each Portfolio will pay to the Adviser an advisory fee which will be computed daily and paid as of the last day of each month on the basis of the Portfolio's daily net asset value, using for each daily calculation the most recently determined net asset value of the Portfolio. (See "Computation of Net Asset Value"). On an annual basis, the advisory fee is equal to 0.75% of the average net asset value of net assets of the Portfolio for each of the Equity, Income and Flex Portfolios, 0.90% of the average net asset value of the Real Estate Portfolio, 1.0% of the average net asset value of each of the MultiFlex and International Value Portfolios, and 0.50% of the average net asset value of each of each of the Relative Return Bond and Cash Management Portfolios. Those fees which equal 0.75% of average annual net assets are higher than those generally charged by investment advisers to similar funds for advisory services. However, the Adviser also provides certain supervisory and administrative services to the Portfolios pursuant to the Investment Advisory Agreements. No advisory fee will be paid to the Adviser with respect to any assets of the Portfolios invested in the Cash Management Portfolio.

               For the services to be rendered and the expenses to be assumed by ICM, IMR and IRA under their respective Sub-Advisory Agreements, the Adviser will pay to each sub-adviser a fee which will be computed daily and paid as of the last day of each month on the basis of each Portfolio's daily net asset value, using for each daily calculation the most recently determined net asset value of the Portfolio. (See "Computation of Net Asset Value"). On an annual basis, the sub-advisory fee is equal to 0.20% of the average net asset value of the Portfolio for each of the Equity and Flex Portfolios; 0.10% of the average net asset value of the Portfolio for each of the Income, Cash Management and Relative Return Bond Portfolios; 0.35% of the average net asset value of the Real Estate Portfolio on assets up to $100 million and 0.25% on assets in excess of $100 million; 0.35% of the average net asset value of the MultiFlex Portfolio on assets up to $500 million and 0.25% on assets in excess of $500 million; and the following for the International Value Portfolio: 0.35% on net assets up to $50 million, 0.30% on net assets over $50 million and up to $100 million, and 0.25% on net assets over $100 million.

               The current Investment Advisory and Sub-Advisory Agreements were approved by the shareholders of the Equity, Income, Flex and Cash Management Portfolios on June 8, 1993, by the sole shareholder of the MultiFlex and Relative Return Bond Portfolios on November 8, 1993, and by the sole shareholder of the Real Estate and International Value Portfolios on April 10, 1995. The Agreements will each continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of each applicable Portfolio's outstanding voting securities (as defined under "Investment Restrictions" in the Prospectus) or by the Directors, and (ii) the vote of a majority of the Directors, who are not "interested persons" (as such term is defined in the 1940 Act) of the Portfolios or the Adviser or the respective sub-adviser. The Agreements are terminable on 60 days' written notice by either party thereto and will terminate automatically if assigned.

               For the fiscal years ended December 31, 1994, 1993 and 1992, the aggregate amounts of the advisory fees paid to the Adviser (ISI for the period July 1, 1993 through December 31, 1994 and ICM in prior periods) by the Portfolios, were as follows:

                                           December 31,
          Portfolio            1994            1993        1992

          Equity              $  594,977   $  682,566      $623,667
          Income              $  243,102   $  360,382      $304,906
          Flex                $1,909,886   $1,742,393      $931,444
          MultiFlex           $  815,359   $    5,794      N/A
          Relative Return
          Bond                $   11,331   $      690      N/A
          Real Estate         N/A          N/A             N/A
          International Value N/A          N/A             N/A
          Cash Management     $   93,680   $   86,715      $100,633

               The investment advisory services of the Adviser to the Portfolios are not exclusive and the Adviser is free to render investment advisory services to others, including other investment companies.

                             OPERATING SERVICES AGREEMENT

               ISI, as manager of the Portfolios, also provides operating services pursuant to an Operating Services Agreement with the Fund. Under the Operating Services Agreement, each Portfolio pays to the Manager an annual fee of 0.50% of daily net assets of the Portfolio for providing or arranging to provide accounting, legal (except litigation), dividend disbursing, registrar, custodial, shareholder reporting, sub-accounting and recordkeeping services and functions. These agreements provide that the Manager pays all fees and expenses associated with these and other functions, including, but not limited to, registration fees, shareholder meeting fees, and proxy statement and shareholder report expenses.

               The combined effect of the Advisory Agreements and Operating Services Agreement, and the Distribution Plans of each of the Portfolios (see "Distribution of Shares"), is to place a cap or ceiling on the total expenses of each Portfolio, other than brokerage commissions, interest, taxes, litigation, and other extraordinary expenses. ISI has voluntarily agreed to adhere to maximum expense ratios for the Portfolios. To the extent that a Portfolio's expenses exceed the amounts listed below, ISI will waive its fees or reimburse the Portfolio to assure that each Portfolio's expenses do not exceed the designated maximum amounts. The expense ceilings include reductions at larger asset sizes to reflect anticipated economies of scale as the Portfolios grow in size.

               If, in any calendar quarter, the average net assets of the Equity or Flex Portfolios are less than $500 million, expenses shall not exceed 2.25%; on the next $500 million of net assets, expenses shall not exceed 2.15%; on the next $1 billion of net assets, expenses shall not exceed 2.10%; and on all assets over $2 billion, expenses shall not exceed 2.05%. If, in any calendar quarter, the average net assets of the Income Portfolio are less than $250 million, expenses shall not exceed 2.25%; on the next $250 million of net assets, expenses shall not exceed 2.15%; on the next $250 million of net assets, expenses shall not exceed 2.10%; and on all assets over $750 million, expenses shall not exceed 2.05%. If, in any calendar quarter, the average net assets of the MultiFlex or International Value Portfolio are less than $100 million, expenses shall not exceed 2.50%; on the next $400 million of net assets, expenses shall not exceed 2.40%; on the next $500 million of net assets, expenses shall not exceed 2.35%; on the next $1 billion of net assets, expenses shall not exceed 2.30%; and on all assets over $2 billion, expenses shall not exceed 2.25%. If, in any calendar quarter, the average net assets of the Real Estate Portfolio are less than $100 million, expenses shall not exceed 2.40%; on the next $400 million of net assets, expenses shall not exceed 2.35%; on the next $500 million of net assets, expenses shall not exceed 2.30%; and on all assets over $1 billion, expenses shall not exceed 2.25%. In any calendar year, the expenses of the Cash Management Portfolio may not exceed 1% of average net assets, and expenses of the Relative Return Bond Portfolio may not exceed 1.50% of average net assets.


                                   THE DISTRIBUTOR

               ISI, the Fund's distributor (the "Distributor"), is the principal underwriter of the Fund under a separate Distribution Agreement dated as of July 1, 1993, as amended November 1, 1993 and April 19, 1995 (the "Distribution Agreement"). All of the Distributor's outstanding shares of voting stock are owned by ICM. The Distributor's office is located at 1355 Peachtree Street, N.E., Atlanta, Georgia 30309. The Distributor will receive payments from each Portfolio, except the Cash Management Portfolio, pursuant to the provisions of the Fund's plan of distribution described under "Distribution of Shares."

               Prior to May 1, 1995, the Distributor received directly the full amount of all contingent deferred sales charges paid upon redemption of shares of the Equity, Income, and Flex Portfolios purchased prior to January 1, 1992. Imposition of a contingent deferred sales charge on redemptions of shares purchased prior to 1992 has been discontinued.

               The aggregate amounts of contingent deferred sales charges received by the Distributor for the fiscal year ended December 31, 1994, were as follows:


                      Equity    Income      Flex    MultiFlex Cash Management
                     Portfolio Portfolio Portfolio  Portfolio       Portfolio

          Year ended  $46,177  $50,559   $26,541   $   908    $  9,822
          12/31/94

               The aggregate amount of payments (not including contingent deferred sales charges) received by the Distributor for the fiscal year ended December 31, 1994, from each of the Portfolios, except the Cash Management Portfolio, was as follows:

                               Equity     Income     Flex
                               Portfolio  Portfolio  Portfolio

          Year ended 12/31/94  $793,302   $324,137   $2,546,516


                               MultiFlex  Relative Return
                               Portfolio  Bond Portfolio

          Year ended 12/31/94  $815,359   $11,331


               The amounts paid by each of the Portfolios, except the Cash Management Portfolio, under its plan for the fiscal year ended December 31, 1994, were used by the Distributor as follows:

                                        Printing and
                                          Mailing       Compensation to
           Portfolio     Advertising   Prospectus (to  Dealers and other
                                        other  than        Expenses
                                       Shareholders)

           Equity           $ 60,000      $30,000            $  703,302

           Income           $ 41,350      $20,650            $  262,137

           Flex             $145,340      $72,660            $2,328,516

           MultiFlex        $132,000      $66,000            $  617,359

           Relative         $  2,000      $ 1,000            $    8,331
           Return Bond


          Any remaining amounts paid to the Distributor were retained by it to offset the initial commission paid by the Distributor to dealers selling shares of the Equity, Income and Flex Portfolios. The Real Estate and International Value Portfolios were not operational prior to 1995.


                                DISTRIBUTION OF SHARES

               Rule 12b-1  under the 1940 Act ("Rule 12b-1") permits a fund to use its assets to bear expenses of distributing its shares if it complies with various conditions, including adoption of a plan of distribution containing certain provisions set forth in the Rule. The plan described below was approved by the Directors of the Fund with respect to the Equity, Income, Flex, MultiFlex,
          Relative Return Bond, Real Estate and International Value Portfolios, including a majority of the Directors who are not "interested persons" of the Portfolios as defined in the 1940 Act ("Independent Directors") and the Directors who have no direct or indirect financial interest in the plan or any agreement related thereto (the "Rule 12b-1 Directors"), who currently are the same persons as the Independent Directors. The Directors have determined that, in their judgment, there is a reasonable likelihood that the plan will benefit each Portfolio and its shareholders by, among other things, providing broker-dealers with an incentive to sell additional shares of the Fund, thereby helping to satisfy the Fund's liquidity needs and thus, helping to increase the Fund's investment flexibility. In their quarterly review of the plan, the Directors will consider its continued appropriateness and the levels of compensation provided in the plan. On June 8, 1993, the plan was approved by shareholders of the Equity, Income, and Flex Portfolios. On November 8, 1993, the plan was approved by the sole shareholder of each of the MultiFlex and Relative Return Bond Portfolios. On April 10, 1995, the plan was approved by the sole shareholder of each of the Real Estate and International Value Portfolios.

               The plan provides that each applicable Portfolio may incur certain distribution and maintenance fees which may not exceed a maximum amount equal to 0.50% of average annual net assets for the Relative Return Bond Portfolio, and 1.0% of average annual net assets for the other applicable Portfolios. This expense includes the payment of 0.25% of average annual net assets to broker-dealers as a "service fee" for providing account maintenance or personal service to existing shareholders.

               Under the plan of distribution, broker-dealers selling Fund shares may be paid fees for selling shares and maintaining Fund assets. Generally, an asset-based fee for selling shares and providing services to shareholders will be paid out of Rule 12b-1 plan payments by the Distributor as follows: payments not exceeding 1.0% per annum (0.50% per annum for the Relative Return Bond Portfolio), which amount includes the 0.25% "service fee", of the average net asset value of Fund shares sold by broker-dealers, which are outstanding on the books of such Portfolios for each month, will be made at least quarterly to the selling broker-dealer. Additionally, the plan authorizes each applicable Portfolio, subject to the annual limitations described above, to pay the Distributor (or other broker-dealers): (1) the costs and expenses incurred in preparation, printing and distribution of the Fund's prospectuses, statements of additional information and sales literature; (2) amounts from time to time to support marketing shares of the Fund through programs with broker-dealers selling Fund shares; and (3) overhead expenses which involve the costs of ISI's personnel whose primary responsibilities involve marketing the Fund. In addition, the plan provides that the Portfolios may pay, subject to the annual limitations, such other distribution costs and expenses as the Directors may from time to time specify. The Distributor may pay additional amounts up to 0.25% on assets serviced by a dealer from its own resources to dealers or others who meet designated eligibility criteria relating to sales of Fund shares, or who provide administrative or informational assistance to shareholders.

               The plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors or by vote of a majority of the outstanding voting securities of the applicable Portfolio. Any change in the plan that would materially increase the distribution expenses of the Portfolio provided for in the plan requires shareholder approval; otherwise, the plan may be amended by a majority of the Directors, including the Rule 12b-1 Directors.

               For so long as the plan is in effect, the Portfolios will be required to commit the selection and nomination of candidates for Independent Directors to the discretion of the Rule 12b-1 Directors.

               The total amounts paid by each Portfolio under the foregoing arrangements for any year may not exceed the maximum plan limit specified above, and the amounts and purposes of expenditures under the plan must be reported to the Rule 12b-1 Directors quarterly. The Rule 12b-1 Directors may require or approve changes in the implementation or operation of the plan and may also require that total expenditures by each applicable Portfolio under the plan be kept within limits lower than the maximum amount permitted by the plan as stated above.

               Until January 1, 1992, under the plan of distribution then in effect for the Equity, Income and Flex Portfolios, and subject to the plan's then-existing limit on quarterly expenditures (i.e., 0.3125% of average daily net assets), a commission equal to 4% of the total price paid to each Portfolio for each sale of Portfolio shares effected through the Distributor (other than the Cash Management Portfolio) was paid by the Distributor to other broker-dealers making such sales. Thus, the Distributor from time to time, particularly in the early years of the Portfolios' operations, incurred marketing expenses for which it may be reimbursed from 12b-1 plan payments, but for which the Distributor has not been reimbursed to date ("unreimbursed distribution expenses"). Such unreimbursed distribution expenses have been paid to the Distributor by means of contingent deferred sales charges paid upon redemption of shares purchased prior to January 1, 1992, and from the amounts generated from each Portfolio's plan of distribution which were not applied to the payment of current distribution fees or other current distribution expenses. Payments from the prior contingent deferred sales charge have been discontinued. Redemptions of shares purchased on or after May 1, 1995 are subject to a 1% contingent deferred sales charge on redemptions made within one year of purchase, which is paid to the Distributor to defray its expenses related to providing distribution-related services to the Fund.

                          DISTRIBUTIONS AND TAX INFORMATION

          Distributions

               It  is the intention of the Equity, Income, Flex, MultiFlex,
          Relative Return Bond, Real Estate and International Value Portfolios to distribute to its respective shareholders all of the applicable Portfolio's net investment income and net realized capital gains, if any. The Equity, Flex, MultiFlex, and Real Estate Portfolios will make periodic distributions of its net investment income (including any net short-term capital gain) during the months of March, June, September and December and will make an annual distribution of realized net capital gain during the month of December. The International Value Portfolio will make semiannual distributions of net investment income (including any net short-term capital gain) during the months of June and December and will make an annual distribution of realized net capital gain during the month of December. Each of the Income and Relative Return Bond Portfolios will make monthly distributions of its net investment income (including any net short-term capital gain), and will make an annual distribution of its realized net capital gain during the month of December. The net income of the Cash Management Portfolio is declared daily and its dividends will be distributed monthly. Net realized capital gains, if any, will be distributed during the month of December. All such distributions will be reinvested automatically in additional shares (or fractions thereof) of each applicable Portfolio pursuant to each Portfolio's Automatic Dividend Reinvestment Plan unless a shareholder has elected not to participate in this plan or has elected to terminate his participation in the plan and to receive his distributions in excess of ten dollars in cash. Shareholders of the Cash Management Portfolio who redeem all of their shares at any time during the month will be paid all dividends accrued through the date of redemption. Shareholders of the Cash Management Portfolio who redeem less than all of their shares will be paid the proceeds of the redemption in cash, and dividends with respect to the redeemed shares will be reinvested in additional shares (unless the shareholder has elected not to participate in the Portfolio's Automatic Dividend Reinvestment Plan or has elected to terminate his participation in such plan). (See "Automatic Dividend Reinvestment Plan" in the Prospectus.)

          Federal Taxes

               Each Portfolio of the Fund intends to be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, a Portfolio generally must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities or currencies;
          (b) derive in each taxable year less than 30% of its gross income from the sale or other disposition of certain assets held less than three months, namely: (i) stock or securities; (ii) options, futures, or forward contracts (other than those on foreign currencies); or (iii) foreign currencies (or options, futures, or forward contracts on foreign currencies) that are not directly related to the Portfolio's principal business of investing in stock or securities (or options and futures with respect to stock or securities) (the "30% Limitation"); and (c) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Portfolio's assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Portfolio's total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities and the securities of other regulated investment companies).

               As a regulated investment company, a Portfolio generally will not be subject to U.S. federal income tax on income and gains that it distributes to shareholders, if at least 90% of each Portfolio's investment company taxable income (which includes, among other items, dividends, interest and the excess of any short-term capital gains over long-term capital losses) for the taxable year is distributed. The Portfolios intend to distribute substantially all of such income.

               Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax at the Portfolio level. To avoid the tax, each Portfolio must distribute during each calendar year,
          (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year, and (3) all ordinary income and capital gains for previous years that were not distributed during such years. To avoid application of the excise tax, each Portfolio intends to make distributions in accordance with the calendar year distribution requirements. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Portfolio in October, November or December of the year with a record date in such a month and paid by the Portfolio during January of the following year. Such distributions will be taxable to shareholders in the calendar year the distributions are declared, rather than the calendar year in which the distributions are received.

          Options, Futures and Foreign Currency Forward Contracts

               Some of the options, futures and foreign currency forward contracts in which a Portfolio may invest may be "section 1256 contracts." Gains (or losses) on these contracts generally are considered to be 60% long-term and 40% short-term capital gains or losses; however foreign currency gains or losses arising from certain section 1256 contracts are ordinary in character. Also, section 1256 contracts held by a Portfolio at the end of each taxable year (and on certain other dates prescribed in the Code) are "marked to market" with the result that unrealized gains or losses are treated as though they were realized.

               The transactions  in options, futures and  forward contracts undertaken by a Portfolio may result in "straddles" for federal income tax purposes. The straddle rules may affect the character of gains or losses realized by a Portfolio. In addition, losses realized by a Portfolio on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which such losses are realized. Because only a few regulations implementing the straddle rules have been promulgated, the consequences of such transactions to a Portfolio are not entirely clear. The straddle rules may increase the amount of short-term capital gain realized by a Portfolio, which is taxed as ordinary income when distributed to shareholders.

               A Portfolio may make one or more of the elections available under the Code which are applicable to straddles. If a Portfolio makes any of the elections, the amount, character and timing of the recognition of gains or losses from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain of the elections may operate to accelerate the recognition of gains or losses from the affected straddle positions.

               Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to shareholders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

               The 30% Limitation and the diversification requirements applicable to each Portfolio's assets may limit the extent to which a Portfolio will be able to engage in transactions in options, futures and forward contracts.

          Swap Agreements

               The MultiFlex and International Value Portfolios may enter into swap agreements. The rules governing the tax aspects of swap agreements are in a developing stage and are not entirely clear in certain respects. Accordingly, while a Portfolio intends to account for such transactions in a manner deemed to be appropriate, the Internal Revenue Service might not accept such treatment. If it did not, the status of the Fund as a regulated investment company might be affected. The Fund intends to monitor developments in this area. Certain requirements that must be met under the Code in order for the Fund to qualify as a regulated investment company may limit the extent to which the Portfolio will be able to engage in swap agreements.

          Currency Fluctuations -- "Section 988" Gains or Losses

               Gains or losses attributable to fluctuations in exchange rates which occur between the time a Portfolio accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Portfolio actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of some investments, including debt securities denominated in a foreign currency and certain forward contracts, gains or losses attributable to fluctuations in the value of the foreign currency between the date of acquisition of the security and the date of disposition also are treated as ordinary gain or loss. These gains and losses, referred to under the Code as "section 988" gains or losses, increase or decrease the amount of a Portfolio's investment company taxable income available to be distributed to its shareholders as ordinary income. If section 988 losses exceed other investment company taxable income during a taxable year, the Portfolio would not be able to make any ordinary dividend distributions, or distributions made before the losses were realized would be recharacterized as a return of capital to shareholders, rather than as an ordinary dividend, reducing each shareholder's basis in his or her Portfolio shares.

          Investment in Passive Foreign Investment Companies

               A Portfolio may invest in shares of foreign corporations which may be classified under the Code as passive foreign investment companies ("PFICs"). In general, a foreign corporation is classified as a PFIC if at least one-half of its assets constitute investment-type assets, or 75% or more of its gross income is investment-type income. If a Portfolio receives a so-called "excess distribution" with respect to PFIC stock, the Portfolio itself may be subject to a tax on a portion of the excess distribution, whether or not the corresponding income is distributed by the Portfolio to shareholders. In general, under the PFIC rules, an excess distribution is treated as having been realized ratably over the period during which the Portfolio held the PFIC shares. The Portfolio itself will be subject to tax on the portion, if any, of an excess distribution that is so allocated to prior Portfolio taxable years and an interest factor will be added to the tax, as if the tax had been payable in such prior taxable years. Certain distributions from a PFIC as well as gain from the sale of PFIC shares are treated as excess distributions. Excess distributions are characterized as ordinary income even though, absent application of the PFIC rules, certain excess distributions might have been classified as capital gain.

               A Portfolio may be eligible to elect alternative tax treatment with respect to PFIC shares. Under an election that currently is available in some circumstances, the Portfolio generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether distributions are received from the PFIC in a given year. If this election were made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. In addition, another election may be available that would involve marking to market the Portfolio's PFIC shares at the end of each taxable year (and on certain other dates prescribed in the Code), with the result that unrealized gains are treated as though they were realized. If this election were made, tax at the Portfolio level under the PFIC rules would generally be eliminated, but the Portfolio could, in limited circumstances, incur nondeductible interest charges. A Portfolio's intention to qualify annually as a regulated investment company may limit its elections with respect to PFIC shares.

               Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income with respect to PFIC shares, as well as subject a Portfolio itself to tax on certain income from PFIC shares, the amount that must be distributed to shareholders, and which will be taxed to shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares.

          Debt Securities Acquired at a Discount

               Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by a Portfolio may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount ("OID") is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures.

               Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by a Portfolio in the secondary market may be treated as having market discount. Generally, gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the "accrued market discount" on such debt security. In addition, the deduction of any interest expenses attributable to debt securities having market discount may be deferred. Market discount generally accrues in equal daily installments. A Portfolio may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

               Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by a Portfolio may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, a Portfolio will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A Portfolio may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

               A Portfolio generally will be required to distribute dividends to shareholders representing discount on debt securities that is currently includable in income, even though cash representing such income may not have been received by the Portfolio. Cash to pay such dividends may be obtained from sales proceeds of securities held by the Portfolio or by borrowing.

          Distributions

               With respect to tax-exempt  shareholders, distributions from the Portfolios will not be subject to federal income taxation to the extent permitted under the applicable tax-exemption. With respect to shareholders that are not exempt from federal taxation, distributions of investment company taxable income are taxable to a U.S. shareholder as ordinary income, whether paid in cash or shares. Dividends paid by a Portfolio to a corporate shareholder, to the extent such dividends are attributable to dividends received from U.S. corporations, may qualify for the dividends received deduction. However, the revised alternative minimum tax applicable to corporations may reduce the value of the dividends received deduction. Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, designated by a Portfolio as capital gain dividends, are taxable as long-term capital gains, whether paid in cash or in shares, regardless of how long the shareholder has held the Portfolio's shares and are not eligible for the dividends received deduction. Shareholders will be
          notified  annually   as  to  the  U.S.  federal   tax  status  of
          distributions.

               If the net asset value of shares is reduced below a shareholder's cost as a result of a distribution by a Portfolio, such distribution generally will be taxable even though it represents a return of invested capital. Investors should be careful to consider the tax implications of buying shares of a Portfolio just prior to a distribution. The price of shares purchased at this time may reflect the amount of the forthcoming distribution. Those purchasing just prior to a distribution will receive a distribution which generally will be taxable to them.

          Disposition of Shares

               With respect to tax-exempt shareholders, a redemption, sale or exchange of shares of a Portfolio will not be subject to federal income taxation to the extent permitted under the applicable tax-exemption. Upon a redemption, sale or exchange of his or her shares of a Portfolio, a shareholder that is not exempt from federal income taxation will realize a taxable gain or loss depending upon his or her basis in the shares. However, it is not expected that dispositions of Cash Management Portfolio shares will give rise to a gain or loss, if that Portfolio maintains a net asset value per share of one dollar. A gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and generally will be long-term or short-term, depending upon the shareholder's holding period for the shares. Any loss realized on a redemption, sale or exchange will be disallowed to the extent the shares disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on the sale of a Portfolio's shares held by the shareholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any distributions of capital gain dividends received or treated as having been received by the shareholder with respect to such shares.

          Backup Withholding

               Each Portfolio will be required to report to the Internal Revenue Service (the "IRS") all distributions and, with the exception of the Cash Management Portfolio, will also be required to report gross proceeds from the redemption of the Portfolio's shares, except in the case of certain exempt shareholders. All distributions and proceeds from the redemption of Portfolio shares (with the exception of Cash Management Portfolio shares) will be subject to withholding of federal income tax at a rate of 31% ("backup withholding") in the case of non-exempt shareholders if (1) the shareholder fails to furnish the Portfolio with and to certify the shareholder's correct taxpayer identification number or social security number, (2) the IRS notifies the shareholder or the Portfolio that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. If the withholding provisions are applicable, any such distributions or proceeds, whether reinvested in additional shares or taken in cash, will be reduced by the amounts required to be withheld.

          Other Taxation

               Distributions may also be subject to additional state, local and foreign taxes depending on each shareholder's particular situation. Non-U.S. shareholders may be subject to U.S. tax rules that differ significantly from those summarized above. This discussion does not purport to deal with all of the tax consequences applicable to the Portfolios or shareholders. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in a Portfolio.

                            SERVICES PROVIDED BY THE FUND

          Systematic Withdrawal Plan

               As described in the Prospectus, the Fund offers a Systematic Withdrawal Plan. All dividends and distributions on shares owned by shareholders participating in this Plan are reinvested in additional shares. Since withdrawal payments represent the proceeds from sales of shares, the amount of shareholders' investments in a Portfolio will be reduced to the extent that withdrawal payments exceed dividends and other distributions paid and reinvested. Any gain or loss on such redemptions must be reported for tax purposes. In each case, shares will be redeemed at the close of business on or about the 25th day of each month preceding payment and payments will be mailed within five business days thereafter.

               The Systematic Withdrawal Plan involves the use of principal and is not a guaranteed annuity. Payments under such Plan do not represent income or a return on investment.

               A Systematic Withdrawal Plan may be terminated at any time by directing a written request to the Transfer Agent. Upon termination, all future dividends and capital gain distributions will be reinvested in additional shares unless a shareholder requests otherwise.

          Exchange Privilege

               As discussed in the Prospectus, the Fund offers shareholders the privilege of exchanging shares of their respective Portfolio for shares of the other Portfolios. Any gain or loss realized on an exchange is recognized for federal income tax purposes. This privilege is not an option or right to purchase securities, but is a revocable privilege permitted under the present policies of each of the Portfolios and is not available in any state or other jurisdiction where the shares into which transfer is to be made are not qualified for sale, or when the net asset value of the shares presented for exchange is less than the minimum dollar purchase required by the Prospectus.

               The exchange of shares of one of these Portfolios for shares of another Portfolio is treated for federal income tax purposes as a sale of the shares given in exchange and an investor (other than a tax-exempt investor) may, therefore, realize a taxable gain or loss. The Portfolios reserve the right, upon 60 days' notice to shareholders, to impose reasonable fees and restrictions with respect to the exchange privilege and to modify or terminate the exchange privilege. Except for those limited instances where redemptions of the exchanged security are suspended under Section 22(e) of the 1940 Act, or where sales of the Portfolio into which the shareholder is exchanging are temporarily suspended, notice of all such modifications or termination of the exchange privilege will be given at least 60 days prior to the date of termination or the effective date of the modification.

          Automatic Dividend Reinvestment Plan

               For convenience of the shareholders and to permit shareholders to increase their shareholdings in the Portfolios in which they have invested, each Portfolio maintains an Automatic Dividend Reinvestment Plan. For a discussion of this plan, see "Automatic Dividend Reinvestment Plan" in the Prospectus.

          Automatic Monthly Exchange

               For convenience of the shareholders, each Portfolio maintains an automatic monthly exchange program. For a discussion of this plan, see "Automatic Monthly Exchange" in the Prospectus.

          BankDraft

               As  discussed  in  the   Prospectus,  the  Portfolios  offer
          shareholders who wish to maintain a schedule of monthly investments the option of drawing a preauthorized amount from the shareholder's bank account to purchase shares. See "BankDraft" in the Prospectus for additional information on this program.

                         BROKERAGE AND PORTFOLIO TRANSACTIONS

               The Adviser or sub-advisers will arrange for the placement of orders and the execution of portfolio transactions for each of the Portfolios. Various brokerage firms may be used to carry out portfolio transactions. The Adviser and sub-advisers have agreed, in selecting brokers and dealers to be used in portfolio transactions, to give primary consideration to the broker's or dealer's ability to provide the best execution of the transaction at prices most favorable to the Portfolios. When such transactions involve listed securities, the Adviser and sub-advisers take into consideration the advisability of effecting the transaction with a broker or dealer which is not a member of the securities exchange on which the security is listed, i.e., a third market transaction, or effecting the transaction in the institutional or fourth market. In over-the-counter market transactions, the Adviser and sub-advisers attempt to deal with the primary market maker and thereby avoid payment of a brokerage commission. However, in situations where in the Adviser's or sub-advisers' judgment execution through some other broker is likely to result in a savings or other advantage to the Portfolio, such broker will be used.

               With respect to fixed and variable income securities, such portfolio securities generally will be purchased or sold to parties acting as either principal or agent. Newly issued securities normally will be purchased directly from the issuer or from an underwriter acting as principal. Other purchases will be placed with those dealers whom the Adviser or sub-advisers believe will provide the best execution of the transaction at prices most favorable to the applicable Portfolio. Usually, no brokerage commissions (as such) are paid by the Portfolio for such transactions, although the price paid usually includes an undisclosed compensation to the dealer. The prices paid to the underwriters of newly-issued securities normally include a concession paid by the issuer to the underwriter. Purchases of after-market securities from dealers normally are executed at a price between bid and asked prices.

               Subject to the primary consideration of best execution at prices most favorable to the applicable Portfolio, the Adviser or sub-advisers may, in the allocation of such investment transaction business, consider the general research and investment information and other services provided by the brokers and dealers, although they have adopted no formula for such allocation. These research and investment information services make available to the Adviser and sub-advisers the views and information of individuals and research staffs of many securities firms for the Adviser's or sub-advisers' analysis and consideration. Although such information may be a useful supplement to the Adviser's and sub-advisers' own investment information, the value of such research and services is not expected to reduce materially the expenses of the Adviser or sub-advisers in the performance of its services under the Agreements and will not reduce the advisory fee payable to the Adviser by the Portfolios. In recognition of the value of the above-described brokerage and research services provided by certain brokers, the Portfolios' Adviser or sub-advisers, consistent with the standard of seeking to obtain the best execution on portfolio transactions, may place orders with such brokers for the execution of transactions for the Portfolios on which the commissions or discounts are in excess of those which other brokers might have charged for effecting the same transactions.

               The Adviser and sub-advisers may also follow a policy of considering sales of shares of the Portfolios as a factor in the selection of broker-dealers to execute portfolio transactions, subject to the primary consideration of best execution discussed above.

               On occasions when the Adviser or sub-advisers deem the purchase or sale of a security to be in the best interest of a Portfolio as well as other customers, the Adviser or sub-advisers, to the extent permitted by applicable laws and regulations, may aggregate the securities to be so purchased or sold for such parties in order to obtain best execution and lower brokerage commissions. In such event, allocation of the shares so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Adviser or sub-advisers in the manner it considers to be most equitable and consistent with its fiduciary obligations to all such customers, including the applicable Portfolio. In some cases the aggregation of securities to be sold or purchased could have a detrimental effect on the price of the security insofar as a Portfolio is concerned. However, in other cases, the ability of a Portfolio to participate in volume transactions will be beneficial to the Portfolio.

               For the fiscal years ended December 31, 1994, 1993 and 1992, the Equity Portfolio paid total brokerage commissions of $64,780, $129,353 and $122,701, respectively. For the fiscal year ended December 31, 1994, the Equity Portfolio paid $6,618 to brokers providing research services for this Portfolio. For the fiscal years ended December 31, 1994, 1993 and 1992, the Flex Portfolio paid total brokerage commissions of $96,813, $155,513, and $71,850, respectively. For the fiscal year ended December 31, 1994, the Flex Portfolio paid $7,300 to brokers providing research services for this Portfolio. For the fiscal years ended December 31, 1994 and 1993, the MultiFlex Portfolio paid total brokerage commissions of $269,827 and $10,450. For the fiscal year ended December 31, 1994, the MultiFlex Portfolio paid
          $89,852 to brokers providing research services for this Portfolio. The MultiFlex Portfolio was not operational prior to 1993. There were no brokerage commissions paid to affiliated broker-dealers during the fiscal years ended December 31, 1994, 1993 or 1992, by any of the Portfolios.

               During the fiscal years ended December 31, 1994, 1993, and 1992, the Equity Portfolio's portfolio turnover rates were 21%, 47% and 41%, respectively, the Income Portfolio's portfolio turnover rates were 59%, 92% and 16%, respectively, and the Flex Portfolio's portfolio turnover rates were 36%, 27% and 15%, respectively. During the fiscal years ended December 31, 1994, and 1993, the MultiFlex Portfolio's portfolio turnover rates were 81% and 0.5%, respectively, and the Relative Return Bond Portfolio's portfolio turnover rates were 47% and 5%, respectively. The MultiFlex and Relative Return Bond Portfolio were not operational prior to 1993. The Real Estate and International Value Portfolios were not operational prior to 1995.

               At December 31, 1994, certain of the Portfolios held securities of the Fund's regular brokers or dealers, or their parents, as follows:

                                                               Value of
           Portfolio                                          Securities
                                                             at December
                                       Broker or Dealer        31, 1994

           Equity Portfolio            Morgan Stanley Group   $1,091,500

           Flex Portfolio              Morgan Stanley Group   $2,950,000

           MultiFlex Portfolio         Bear Stearns Co.,
                                       Inc.
                                       Merrill Lynch & Co.,   $  124,307
                                       Inc.                   $  132,275
                                       Paine Webber, Inc.     $  251,092

                               PERFORMANCE INFORMATION

               The  following  table  provides the  actual  total  rates of return for each of the Portfolios (other than the Cash Management Portfolio) for the fiscal years ended December 31, 1994, 1993, and 1992. These rates of return are net of all expenses and assume all dividends and distributions by the Portfolios have been reinvested on the reinvestment dates during each period. The Real Estate and International Value Portfolios were not operational prior to 1995.


                          Equity   Income      Flex
                         Portfolio Portfolio Portfolio

          1994 . . . . . 2.69%     -1.80%     0.64%
          1993 . . . . . 9.16%      7.39%    10.48%
          1992 . . . . . 4.84%      4.74%     7.72%


                         MultiFlex      Relative Return
                         Portfolio      Bond Portfolio

          1994 . . . . . -1.02%         -1.99%
          1993 . . . . .  0.46%*        0.01%**
          1992 . . . . .  N/A           N/A

          * Since November 17, 1993 (commencement of operations). ** Since November 15, 1993 (commencement of operations).

               The   average  annual  compound   rates  of  return   as  of
          December 31, 1994 for the Portfolios for the periods listed below are as follows:

           Portfolio
                                                           Since
                              1 Year   5 Years   10 Years Inception
           Equity              2.69%   8.61%     12.12%   12.12%
           Income             -1.80%   6.02%      7.39%    7.39%
           Flex                0.64%   8.00%      N/A      9.10%*
           MultiFlex          -1.02%   N/A        N/A     -0.50%**
           Relative Return    -1.99%   N/A        N/A     -1.75%***
           Bond

          _______________________

          * From 02-24-88 (commencement of operations) (6.85 years). ** From 11-17-93 (commencement of operations) (1.13 years). *** From 11-15-93 (commencement of operations) (1.13 years).

               Examples:

                                               One    Five    Ten
           Equity Portfolio                    Year   Years  Years
           Based on the average annual
            compound rates of return listed
            above over these periods, you
            could have expected the
            following redeemable values on a
            $1,000 investment assuming
            redemption at the end of each
            time period (December 31, 1994)   $1,027 $1,511 $3,139

           You could have expected the
            following values assuming no
            redemption at the end of each
            time period (December 31, 1994)   $1,027 $1,511 $3,139

                                                One   Five    Ten
           Income Portfolio                    Year   Years  Years
           Based on the average annual
            compound rates of return listed
            above over these periods, you
            could have expected the following
            redeemable values on a $1,000
            investment assuming redemption at
            the end of each time period
            (December 31, 1994)  . . . . . . .  $982 $1,339 $2,040
           You could have expected the
            following values assuming no
            redemption at the end of each
            time period (December 31, 1994)  .  $982 $1,339 $2,040


                                                One   Five
           Flex Portfolio                      Year   Years

           Based on the average annual
            compound rates of return listed
            above over these periods, you
            could have expected the
            following redeemable values on a
            $1,000 investment assuming
            redemption at the end of each
            time period  (December 31, 1994)  $1,006 $1,469
           You could have expected the
            following value assuming no
            redemption at the end of each
            time period (December 31, 1994)   $1,006 $1,469

               The redeemable values listed above are computed by multiplying hypothetical investments of $1,000 on the first day of the measurement period by a number equal to: (1 plus the compound annual return for the period) to the power of the number of years (or fraction thereof) included in the period, less any applicable redemption charges.

               No assumption should be made that future performance by the Portfolios will equal past performance.

                                 CALCULATION OF YIELD

               From time to time the Cash Management Portfolio may advertise its "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the income generated by an investment in the Cash Management Portfolio over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Cash Management Portfolio is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Annualized net yield for the seven days ended December 31, 1994 was 4.74%. Average portfolio maturity was 19 days.

               The Cash Management Portfolio normally computes its yield by determining for a seven-day base period the net change, exclusive of capital changes, for a hypothetical pre-existing account having a balance of one share at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from shareholder accounts and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, multiplying the result by (365/7) with the resulting yield figure carried to at least the nearest hundredth of one percent. The Cash Management Portfolio may also compute a standardized effective yield. This is computed by compounding the base period return, which is done by adding one to the base period return, raising the sum to a power equal to 365 divided by seven and subtracting one from the result.

                                    MISCELLANEOUS

          Principal Shareholders

               As of March 31, 1995, the following entities owned of record or beneficially 5% or more of the shares of a Portfolio:

          Name and Address of
          Beneficial Owner           Portfolio   Number of     Percent of
                                                 Shares        Class

            Merrill Lynch Pierce     Equity      252,953            17.66%
          Fenner & Smith             Income       65,999            12.28%
            Trade Account            Flex        628,556            12.45%
            4800 Deer Lake Drive     MultiFlex   288,471             8.88%
            Jacksonville, FL  32216

            Southtrust Estate &      Cash       6,468,807           39.65%
          Trust Company of           Management
             Georgia, Trustee for
          INVESCO
              Capital Management,
          Inc.
              Profit Sharing Money
          Purchase Pension
                Plan
            34 Peachtree Street NW
            Atlanta, GA  30303

            Home Missioners of       Relative      3,909             5.63%
          America                    Return
            General Fund             Bond
            P.O. Box 465618
            Cincinnati, OH  46246

            Henry Fischer and Elaine Relative     24,208            34.92%
          Fischer,                   Return
            Trustee for Henry        Bond
          Fischer Builder, Inc.
            2670 Chancellor Drive
            Crestview Hills, KY
          41017-3443

            National Financial       Relative      5,030             7.25%
          Service Corp.              Return
            F/B/O Customers          Bond
            1 World Financial Center
            200 Liberty
            New York, NY  10281

               Southtrust Estate & Trust Company, as trustee for INVESCO Capital Management, Inc. Profit Sharing Money Purchase Pension Plan, may be deemed to control the Cash Management Portfolio by virtue of its ownership of 39.65% of the outstanding securities of that Portfolio, and Henry Fischer and Elaine Fischer, trustee for Henry Fischer Builder, Inc., may be deemed to control the Relative Return Bond Portfolio by virtue of its ownership of 34.92% of the outstanding securities of that Portfolio.

               As of March 31, 1995, the officers and Directors of the Fund, as a group, owned less than 1% of the outstanding shares of the Portfolios.

          Net Asset Value

               The net asset value per share of the Portfolios will not be calculated on days that the New York Stock Exchange is closed. These days presently include New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day,
          Thanksgiving Day and Christmas Day.

          The Custodian

               United Missouri Bank, 928 Grand Avenue, Kansas City, Missouri, is custodian of the portfolio securities and cash of the Portfolios and maintains certain records on behalf of the Portfolios. Subject to the prior approval of the Board of Directors, the custodian may, in the future, use the services of subcustodians as to one or more of the Portfolios.

          Independent Accountants

               Price Waterhouse LLP, 950 Seventeenth Street, Denver, Colorado serves as the independent accountants for each of the Portfolios, providing services including audit of the annual financial statements, and preparation of tax returns filed on behalf of the Portfolios.

               The financial statements, including the schedules of investments and financial highlights for the periods ended December 31, 1994, 1993, 1992, 1991 and 1990 have been audited by Price Waterhouse LLP, Denver, Colorado, as stated in their report appearing elsewhere herein, and are included in reliance upon the report of said firm given upon its authority as experts in accounting and auditing.


                                      APPENDIX A

               Some of the terms used in the Fund's Prospectus and this Statement of Additional Information are described below.

               The term "money market" refers to the marketplace composed of the financial institutions which handle the purchase and sale of liquid, short-term, high-grade debt instruments. The money market is not a single entity, but consists of numerous separate markets, each of which deals in a different type of short-term debt instrument. These include U.S. Government obligations, commercial paper, certificates of deposit and bankers' acceptances, which are generally referred to as money market instruments.

               U.S. Government obligations are debt securities (including bills, notes and bonds) issued by the U.S. Treasury or issued by an agency or instrumentality of the U.S. Government which is established under the authority of an Act of Congress. Such agencies or instrumentalities include, but are not limited to, the Federal National Mortgage Association, Government National Mortgage Association, the Federal Farm Credit Bank, and the Federal Home Loan Bank. Although all obligations of agencies, authorities and instrumentalities are not direct obligations of the U.S. Treasury, payment of the interest and principal on these obligations is generally backed directly or indirectly by the U.S. Government. This support can range from the backing of the full faith and credit of the United States to U.S. Treasury guarantees, or to the backing solely of the issuing instrumentality itself. In the case of securities not backed by the full faith and credit of the United States, the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment, and may not be able to assert a claim against the United States itself in the event the agency or instrumentality does not meet its commitments.

               BANK OBLIGATIONS include certificates of deposit which are negotiable certificates evidencing the indebtedness of a commercial bank to repay funds deposited with it for a definite period of time (usually from 14 days to one year) at a stated interest rate.

               BANKERS' ACCEPTANCES are credit instruments evidencing the obligation of a bank to pay a draft which has been drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity.

               TIME DEPOSITS are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate.

               COMMERCIAL PAPER consists of short-term (usually one to 180 days) unsecured promissory notes issued by corporations in order to finance their current operations.

               CORPORATE DEBT OBLIGATIONS are bonds and notes issued by corporations and other business organizations, including business trusts, in order to finance their long-term credit needs.

               CERTIFICATES OF DEPOSIT are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return.

               MORTGAGE-BACKED securities are interests in a pool of mortgage loans. Most mortgage securities are pass-through securities, which means that they provide investors with payments consisting of both principal and interest as mortgages in the underlying mortgage pool are paid off by the borrowers. The dominant issuers or guarantors of mortgage securities are the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC").

               COLLATERALIZED MORTGAGE OBLIGATIONS ("CMOs") are hybrid instruments with characteristics of both mortgage-backed and mortgage pass-through securities. Similar to a bond, interest and pre-paid principal on a CMO are paid, in most cases, semi-annually. CMOs may be collateralized by whole mortgage loans but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC, or FNMA. CMOs are structured into multiple classes, with each class bearing a different stated maturity. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding the longer maturity classes receive principal only after the first class has been retired.

               MUNICIPAL BONDS are debt obligations which generally have a maturity at the time of issue in excess of one year and are issued to obtain funds for various public purposes. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities, or, in some cases, from the proceeds of a special excise or specific revenue source. Industrial development bonds or private activity bonds are issued by or on behalf of public authorities to obtain funds for privately operated facilities and are, in most cases, revenue bonds which do not generally carry the pledge of the full faith and credit of the issuer of such bonds, but depend for payment on the ability of the industrial user to meet its obligations (or any property pledged as security).

               ZERO COUPON BONDS are debt obligations issued without any requirement for the periodic payment of interest. Zero coupon bonds are issued at a significant discount from face value. The discount approximates the total amount of interest the bonds would accrue and compound over the period until maturity at a rate of interest reflecting the market rate at the time of issuance. A Portfolio, if it holds zero coupon bonds in its portfolio, however, would recognize income currently for Federal tax purposes in the amount of the unpaid, accrued interest (determined under tax rules) and generally would be required to distribute dividends representing such income to shareholders currently, even though funds representing such income would not have been received by the Portfolio. Cash to pay dividends representing unpaid, accrued interest may be obtained from sales proceeds of portfolio securities and Portfolio shares and from loan proceeds. Because interest on zero coupon obligations is not paid to the Portfolio on a current basis but is in effect compounded, the value of the securities of this type is subject to greater fluctuations in response to changing interest rates than the value of debt obligations which distribute income regularly.

               RATINGS OF CORPORATE DEBT OBLIGATIONS -- Except as to the Cash Management Portfolio, Portfolio purchases of taxable obligations are not limited to those obligations rated within the four highest categories by Moody's and S&P. However, the Flex Portfolio's and Income Portfolio's standards for investment grade obligations are generally similar to those standards included in the four highest categories by Moody's and S&P. The Cash Management Portfolio will limit its investments to those obligations within the two highest categories. The Relative Return Bond Portfolio may invest up to 10% of Portfolio assets in corporate bonds rated below Baa by Moody's or below BBB by S&P but rated at least Ba by Moody's or BB by S&P. The MultiFlex Portfolio may invest up to 5% of Portfolio assets in corporate bonds rated below Baa by Moody's or below BBB by S&P, but rated at least Ba by Moody's or BB by S&P.

               The characteristics of corporate debt obligations rated by Moody's are generally as follows:

               Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

               Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

               A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

               Baa -- Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

               Ba -- Bonds which are rated Ba are judged to have speculative elements. The future of such bonds cannot be considered as well assured.

               B -- Bonds which are rated B generally lack characteristics of a desirable investment.

               Caa -- Bonds rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

               Ca -- Bonds rated Ca are speculative to a high degree.

               C -- Bonds rated C are the lowest rated class of bonds and are regarded as having extremely poor prospects.

               The characteristics of corporate debt obligations rated by S&P are generally as follows:

               AAA -- This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

               AA -- Bonds rated AA also qualify as high quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

               A -- Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

               BBB -- Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

               BB -- Debt rated BB is predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligation. BB indicates the lowest degree of speculation; CC indicates the highest degree of speculation.

               BB,B,CCC,CC -- Debt in these ratings is predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligation. BB indicates the lowest degree of speculation and CC the highest.

               A bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

               The ratings are based on current information furnished by the issuer or obtained by the rating services from other sources which they consider reliable. The ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of, such information, or for other reasons.

               Ratings of Commercial Paper. Cash Management Portfolio purchases are limited to those instruments rated A-1 by S&P and Prime 1 by Moody's.

               Commercial paper rated A-1 by Standard & Poor's has the following characteristics: liquidity ratios are adequate to meet cash requirements; the issuer's long-term debt is rated "A" or better; the issuer has access to at least two additional channels of borrowing; and basic earnings and cash flow have an upward trend with allowances made for unusual circumstances. Typically, the issuer's industry is well established and the issuer has a strong position within the industry.

               Commercial paper rated Prime 1 by Moody's is the highest commercial paper assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following:
          (1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and consumer acceptance; (4) liquidity;
          (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationships which exist with the issuer; and
          (8) recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations. Relative strength or weakness of the above factors determine how the issuer's commercial paper is rated within various categories.

               Determination of Credit Quality of Unrated Securities. In determining whether an unrated debt security is of comparable quality to a rated security, the sub-adviser may consider the following factors, among others:

               (1)  other securities of the issuer that are rated;

               (2) the issuer's liquidity, debt structure, repayment schedules, and external credit support facilities;

               (3)  the reliability and quality of the issuer's management;

               (4) the length to maturity of the security and the percentage of the portfolio represented by securities of that issuer;

               (5)  the issuer's earnings and cash flow trends;

               (6) the issuer's industry, the issuer's position in its industry, and an appraisal of speculative risks which may be inherent in the industry;

               (7) the financial strength of the issuer's parent and its relationship with the issuer;

               (8) the extent and reliability of credit support, including a letter of credit or third party guarantee applicable to payment of principal and interest;

               (9) the issuer's ability to repay its debt from cash sources or asset liquidation in the event that the issuer's backup credit facilities are unavailable;

               (10) other factors deemed relevant by the subadviser.

                                 FINANCIAL STATEMENTS

                         The EBI Funds, Inc.

                               1 9 9 4
                            ANNUAL REPORT

                           [INVESCO LOGO]











EBI PORTFOLIO MANAGEMENT PROGRAM

     The EBI Funds, Inc. is an open-end, diversified management investment company consisting of eight separate investment portfolios (the "Funds"). The Funds are as follows:

                        EBI Flex Portfolio
                       EBI Equity Portfolio
                     EBI Multiflex Portfolio
                   EBI International Value Fund
                       EBI Real Estate Fund
                       EBI Income Portfolio
                EBI Relative Return Bond Portfolio
                  EBI Cash Management Portfolio

                        TABLE OF CONTENTS

                        Shareholder Letter

                Statement of Investment Securities

               Statement of Assets and Liabilities

                     Statement of Operations

                Statement of Changes in Net Assets

                  Notes to Financial Statements

                       Financial Highlights

     The financial statements contained herein are submitted for the general information of the shareholders of the Funds. This report is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by an effective Prospectus.

February 24, 1995

Dear EBI Shareholder:

We are pleased to offer this Annual Report of The EBI Funds, Inc. and hope that you will take a few minutes to review the report which will give you additional perspective on the capital markets and how INVESCO manages your money. In retrospect it was a difficult period for both stocks and bonds; however, we are glad to report good results.

In the stock market in 1994, good news regarding corporate profits was outweighed by bad news on interest rates. Indeed, rising interest rates was the dominant factor in a year which was disappointing for most equity investors. In this environment INVESCO's risk-averse style produced strong results with the EBI Equity Portfolio's return outpacing the Lipper Growth and Income Index and doubling that of the S&P 500. In fact, all four of the EBI Funds which are ranked by the Wall Street Journal received an ""A" rating (top 20% of peer group) for 1994. INVESCO's bias toward larger, high quality companies benefitted our investors last year. This performance is very much in line with INVESCO's risk-averse disciplines which have been utilized for 23 years.

The bond market was a minefield in 1994 as rising interest rates played havoc with fixed income investors. For most of the year our disciplines dictated that we maintain high quality portfolios with a short average maturity. Thus investors in the EBI Income and EBI Relative Return Bond Fund did much better than the bond indices and fixed income investors in general. In late 1994, after interest rates had risen over 2 percentage points from the previous year, we extended maturities. This approach (shortening maturities when inflation-adjusted rates are low and lengthening maturities when real rates are high) tends to give our investors better downside protection over the long run.

We continue to favor stocks over bonds in asset allocation accounts. At December 31, 1994 the EBI Flex Portfolio was invested 58% in high quality stocks with the balance in government bonds and money market instruments. During the year the allocation ranged from 70% to 49% in stocks as Flex successfully added value relative to a static mix of 60% stocks/40% bonds. The EBI MultiFlex Portfolio, an equity-oriented fund consisting of six asset classes, was extremely well-diversified throughout 1994. At year-end the MultiFlex allocation was well-balanced: 18.5% large capitalization stocks, 18.4% small capitalization stocks, 16.5% international equities, 20.5% real estate securities, 19.5% U.S. fixed income, and 6.6% cash.

EBI Shareholders
February 24, 1995
Page Two


As INVESCO grows as a worldwide institution, we continue to enhance our capabilities in terms of additional disciplines available to EBI investors. We will shortly have two new EBI portfolios: The EBI International Value Portfolio and The EBI
Real Estate Portfolio. These new funds will be managed utilizing the same disciplines currently employed in those respective components of MultiFlex. The International Value Portfolio will draw on the expertise of INVESCO's global presence and our analysts in our offices from London and Paris to Tokyo and Hong Kong to invest in high quality non U.S. stocks. THE EBI Real Estate Portfolio will invest in equity real estate securities under the management of INVESCO Realty Advisors, giving investors many of the benefits traditionally associated with real estate plus the additional advantage of liquidity. These new options will be available in May, 1995.

Once again, let me say how much we appreciate the confidence you have placed in INVESCO by allowing us to manage your investments in the EBI Funds. If you have any questions at all, please call our Shareholder Services toll-free line at (800) 554-1156 or feel free to contact me directly.

Sincerely,

HLH:jm
Enclosure

The EBI Equity Portfolio

Market Perspective

The stock market's performance in 1994 was much like jogging in place; one ends up exhausted having made little, if any, progress. 1994's performance was unsatisfactory by most standards. The S&P 500's 1.3% return placed it as the fourth lowest in the past twenty years. The bond market did even worse, recording losses it hasn't seen in decades.

Despite Wall Street's problems, Main Street had a good year. The domestic economy grew at an above average rate, the employment picture improved, incomes rose, consumer confidence remained high, and corporate profits increased an estimated 36%.
Inflation was also benign, rising only 2.6% as measured by consumer prices, one of the lowest rates of increase in 30 years.

So what's the problem with the financial markets? Ironically, the problem is that the usual consequences of a strong economy, higher interest rates and inflationary fears. For better or worse, the financial markets are a discounting mechanism.
Investors are anticipating that future inflation will worsen, and interest rates will rise further. It is not uncommon for inflation to rise once the economy is operating near capacity and full employment. The Fed's interest rate hikes in 1994 were part of a "preemptive strike" to prevent the economy from overheating.
Since February 1994, the Fed has raised the Federal Funds rate (the rate at which banks borrow from one another) six times and the discount rate (the rate at which banks borrow from the Federal Reserve) three times. Only time will tell if their efforts to slow the economy will be successful.

Portfolio Comments

The EBI Equity Portfolio was able to add value relative to the S&P 500 for the year in a very difficult market environment. For
1994, the EBI Equity Portfolio had a total return of 2.7% compared to a 1.3% return for the S&P 500 and an "A" ranking by the Wall Street Journal (top 20% of peer group).

The EBI Equity Fund is a well diversified portfolio of common and preferred stocks, concentrating on high quality, large and medium sized companies. Our goal is to provide consistency and predictability of investment returns while minimizing risk.
One of the ways we accomplish risk control is by avoiding popular themes and searching for undervalued stocks in the neglected areas of the market. As an example, we maintained a full weighting in healthcare this year, which contributed to our performance, even though it was an unpopular sector earlier in the year. Other sectors which performed well included the economically sensitive sectors: capital goods, and manufacturing and processing stocks. Of particular benefit to performance were the technology stocks, Compaq Computer (+60%), Hewlett Packard (+26%), and Computer Associates (+21%).

As we enter 1995, the probability is the domestic economy will slow while foreign economies will be strengthening. Earnings growth should slow relative to 1994 and rising interest rates should not be as great a problem in 1995 as they were in 1994. Given this scenario, the portfolio should benefit from our exposure to large multinational companies, financial stocks and utilities. Our emphasis on risk control and total return should also help us stay ahead of the market in what will certainly be another challenging year.

For long-term investors, we continue to recommend a near fully invested position with only modest cash reserves. The stock market is currently priced to provide investors with returns in line with its long term historical average of 10%. Valuations are more attractive now than they were a year ago, given the strong improvement in corporate earnings and the flat-to-declining stock prices. If the economy begins showing signs of slowing in the first and second quarters of 1995, the Fed may relax its stance on raising interest rates. Such a development would ease the pressure on equities, increasing the chances that 1995 could turn out to be a happy and prosperous New Year for investors.

ILLUSTRATION OF AN ASSUMED INVESTMENT OF $25,000

The chart below compares the growth in the value of an investment in the EBI Equity Portfolio and in the S&P 500, if you had invested $25,000 on December 31, 1984, and had reinvested all your capital gains distributions and income dividends through December 31, 1994. No adjustment has been made for any income taxes payable by shareholders on income dividends and capital gains distributions. Past performance is no guarantee of future results. Share price and return will vary with market conditions; investors may realize a gain or loss upon redemption. If investors redeem shares, purchased prior to January 1, 1992, they may be subject to a contingent deferred sales charge, which would reduce the total returns shown below for EBI Equity
Fund.

            [GRAPH COMPARING EBI EQUITY AND S&P 500]

EBI Equity Portfolio's average annual total returns for the periods ended December 31, 1994 are: 1 year: 2.69%; 3 years:
5.53%; 5 years: 8.61%; and, 10 years: 12.12.%.

The EBI Flex Portfolio

Market Perspective

1994 was a difficult year for investors. Stock and bond market performance was unsatisfactory by most standards. The S&P 500 gained only 1.3%, and the bond market fared even worse and recorded losses it hadn't seen in decades. For the year, the widely followed Lehman Government/Corporate index lost more than 3.5%.

Portfolio Comments

EBI Flex provided strong performance in 1994, a difficult year. In keeping with INVESCO's past performance in difficult markets, Flex exceeded its benchmark and was given an "A" ranking by the Wall Street Journal (top 20% of funds in peer group). This performance is very much in line with INVESCO's risk-averse disciplines which have been utilized for 23 years.

For the year, the EBI Flex return of +0.6% compares quite favorably with the 60/40 stock bond mix of -0.6% (+1.3% S&P; -
3.5% Govt/Corp bonds). While this growth rate for calendar 1994 was below its long-term potential, Flex did hold up extremely well in a very difficult market environment.

The investment disciplines used in the management of The EBI Flex Portfolio's assets are identical to those described in the discussions of The EBI Equity and EBI Income Portfolios. The same issues which impacted the returns of these two funds also affected EBI Flex. Because the Flex fund is a balanced portfolio of stocks and bonds, however, it does have an additional tool at its disposal to impact performance. EBI Flex uses INVESCO's Flex Asset Allocation Model to adjust the stock/bond ratio, within specified parameters. Adjustments to the asset mix occur on an ongoing basis.

INVESCO's Flex Model analyzes the level of stock and bond prices and emphasizes that asset class which is more undervalued. Historically stocks have been priced to yield about three percentage points more than bonds. Given this logical and historically demonstrated relationship between the two asset classes, the investor is presented with the opportunity to substantially improve investment performance by adjusting the asset mix as the relative implied returns shift over and under the long term equilibrium level. Normally, whenever equities offer more than the typical three percentage point premium over bonds, they are emphasized in the EBI Flex Portfolio. If the spread relationship changes and bonds offer a premium over stocks, then fixed income investments will be emphasized.

Expected Returns: Equities vs. LT Bonds

As the spread increases, INVESCO weights more heavily toward stocks. As the spread decreases bonds are emphasized. During 1994, EBI Flex Fund emphasized stocks. The allocation to stocks decreased during the year's second half, as higher interest rates made bonds become more competitive with stocks. At year's end, EBI Flex had over 59% of its assets in the stock market. The balance was invested in the bond market.

  [GRAPH COMPARING RETURNS OF EQUITIES VERSUS LONG-TERM BONDS]

ILLUSTRATION OF AN ASSUMED INVESTMENT OF $25,000

The chart below compares the growth in the value of an investment in the EBI Flex Portfolio and in the Benchmark*, if you had invested $25,000 on April 1, 1988 (commencement of operations), and had reinvested all your capital gains distributions and income dividends through December 31, 1994. No adjustment has been made for any income taxes payable by shareholders on income dividends and capital gains distributions. Past performance is no guarantee of future results. Share price and return will vary with market conditions; investors may realize a gain or loss upon redemption. If investors redeem shares, purchased prior to January 1, 1992, they may be subject to a contingent deferred sales charge, which would reduce the total returns shown below for EBI Flex Portfolio.

             [GRAPH COMPARING EBI FLEX TO BENCHMARK]

EBI Flex Portfolio's average annual total returns for the periods ended December 31, 1994 are:  1 year: 0.64%; 3 years: 6.20%;
5 years: 8.00%; and, since inception: 9.10%.
___________________________
*60% S&P 500 and 40% Lehman Brothers Government/Corporate Bond
Index.

The EBI MultiFlex Portfolio

Market Perspective

Last year was a good argument for diversification. Real estate securities and international stocks did significantly better than other asset classes. The MultiFlex discipline calls for an extremely well-diversified approach with six different asset classes. Four of the six component parts outperformed their respective index in 1994. By combining asset classes with low correlations (i.e. they don't move up and down together), one can participate in higher returning asset classes (real estate, international stocks, and small cap stocks) while still controlling portfolio risk.

Portfolio Comments

EBI MultiFlex performance was -1.0% for 1994. Although the full year return lagged the S&P 500, MultiFlex was ranked ""A'' by the Wall Street Journal (top 20% of peer group) for 1994.

The real estate portion of EBI MultiFlex outpaced its corresponding benchmark (NAREIT Equity Index). The economic recovery combines to bolster the returns of industrial properties, while the residential sector also performed well.
There were 41 real estate securities in the portfolio at December
31, 1994 representing 1,640 properties.

The international component of MultiFlex contributed a positive return of 3.5% for the year. The portfolio benefitted in particular from its well diversified investments in the major European markets. INVESCO is a ""bottom-up'' manager which places more emphasis on stock selection than country allocation. Based on this process, the international component (with 68 security positions) was overweighted in Europe for most of the year and underweighted in the more volatile Far East markets.

While we were generally underweighted in large cap stocks, this asset class did lag its long term historical returns. The stock market is currently priced to provide investors with returns in line with its long term historical average of 10%. Valuations are more attractive now than they were a year ago, given the strong improvement in corporate earnings and the flat-to-declining stock prices, thus increasing the chances that 1995 will turn out to be a better year for large cap stocks.

Small cap stocks were one of the worst performing asset classes in 1994 turning in negative results for the year. However, the small cap component of EBI MultiFlex was down about half as much as the index for the year (-0.9% vs -1.8%), thus there was significant value-added. This component is especially well-diversified with 224 positions.

Although bonds were the worst performing asset class in 1994, INVESCO again added value by limiting losses to about a third of the market's loss (-0.8% vs -2.9% for the Lehman Aggregate Index). Real interest rates have risen substantially since early 1994, and the bond market is therefore more attractive on a valuation basis. Consequently, we extended the average maturity of the fixed income component of MultiFlex to equal the market average.

We continue to maintain an extremely well-diversified portfolio consisting of 443 positions:

MultiFlex Allocation
12/31/94

              [PIE CHART ILLUSTRATING ALLOCATIONS]

ILLUSTRATION OF AN ASSUMED INVESTMENT OF $25,000

The chart below compares the growth in the value of an investment in the EBI MultiFlex Portfolio and in the S&P 500, if you had invested $25,000 on November 15, 1993 (commencement of operations), and had reinvested all your capital gains distributions and income dividends through December 31, 1994. No adjustment has been made for any income taxes payable by shareholders on income dividends and capital gains distributions. Past performance is no guarantee of future results. Share price and return will vary with market conditions; investors may realize a gain or loss upon redemption.

             [GRAPH COMPARING MULTIFLEX TO S&P 500]

EBI MultiFlex Portfolio's average annual total returns for the periods ended December 31, 1994 are: 1 year: -1.02%; and, since inception:-0.50%.

The EBI Income Portfolio

Market Perspective

Interest rates rose substantially in 1994, causing a significant decline in bond prices and producing a negative total return for fixed income markets. Pushing rates up was a big increase in the demand for credit, which was associated with the strong economic growth posted during the year. In many respects the economy expanded at a pace not seen since the early 1980's. There were also pressures on the supply of credit. Fears that inflation would be the end result of too-rapid growth caused many bond investors to retreat from the long end of the market and the Federal
Reserve tightened credit conditions in the short end of the market in an attempt to keep the economy from over-heating.

Long term treasury bond yields began the year at 6.5%, climbed to around 8.25% during November and then fell back to about 7.75% at year end. Short treasuries rose steadily in yield throughout the year, starting at 4.5% and going all the way up to 7.5%. This pattern, called a yield curve flattening, has been observed to occur near interest rate peaks in past cycles.

1994 produced a lot of pain for speculative bond market investors who were betting against a rise in rates. The list included global hedge fund managers, corporate treasurers using derivatives, municipal treasurers using leverage, and bond mutual fund managers who bought Mexican debt. INVESCO's risk-averse disciplines helped us avoid these pitfalls.

Portfolio Comments

The EBI Income Portfolio's total return for the year was -1.8% compared with -3.5% for the benchmark Lehman Brothers
Government/Corp. Bond Index.  The Fund was ranked "A" by the Wall
Street Journal (top 20% of peer group).

Through the first three quarters of the year the portfolio was structured with a maturity that was shorter than the maturity of the market benchmark. This kept the Portfolio from being hurt by rising interest rates as much as the benchmark and helped its performance on a relative basis versus the benchmark.

During the fourth quarter the Fund's maturity was extended so that it is now longer than the benchmark and near the maximum end of its range. This change was made because INVESCO's analysis of inflation-adjusted yields indicated levels had reached historically high ranges and pointed to good value in long bonds. Inflation-adjusted yields rose quickly during 1994 as the trend of inflation remained fairly stable while interest rates went up significantly.

Corporate bonds were underweighted during the year and continue to be so because relative values for this sector are not good, based on below-average yield premiums of corporates over treasuries. This also aided relative performance of the Fund in 1994. The SEC yield for the Income portfolio was 5.6% for the thirty one day period December 1-December 31, 1994.

               [GRAPH OF INFLATION-ADJUSTED YIELD]

ILLUSTRATION OF AN ASSUMED INVESTMENT OF $25,000

The chart below compares the growth in the value of an investment in the EBI Income Portfolio and in the Lehman Brothers Government/Corporate Bond Index, if you had invested $25,000 on December 31, 1984, and had reinvested all your capital gains distributions and income dividends through December 31, 1994. No adjustment has been made for any income taxes payable by shareholders on income dividends and capital gains distributions. Past performance is no guarantee of future results. Share price and return will vary with market conditions; investors may realize a gain or loss upon redemption. If investors redeem shares, purchased prior to January 1, 1992, they may be subject to a contingent deferred sales charge, which would reduce the total returns shown below for EBI Income Fund.

         [GRAPH COMPARING EBI INCOME TO LEHMAN BROTHERS
                GOVERNMENT/CORPORATE BOND INDEX]

EBI Income Portfolio's average annual total returns for the periods ended December 31, 1994 are: 1 year: -1.80%; 3 years:
3.37%; 5 years: 6.02%; and, 10 years: 7.39%.

The EBI Relative Return Bond Portfolio

Market Perspective

Rising interest rates in 1994 produced one of the worst bond markets in decades. The Lehman Aggregate Bond Index (intermediate bonds) was down 2.9%; however, longer term bonds lost as much as 20% of their market value in 1994. During the fourth quarter long term rates did slow their ascent while short term rates continued up. This is called a "flattening" of the yield curve. In the past, a flat yield curve has coincided with interest rate peaks and the late stages of bear markets for bonds.

Portfolio Comments

The EBI Relative Return Bond Portfolio returned -1.99% for the year, well ahead of the Lehman Aggregate Bond Index at -2.9% for the year.

A shorter average maturity (until very recently) and a "barbelled" yield curve structure emphasis on short and long term bonds and an underweighting in intermediate maturities contributed positively to performance. Our strategy is to add value through our choice of average maturity, positioning along the yield curve, sector and individual security selection. This multiple decision process, based primarily on valuation measures, has led to consistent performance over time and has reduced the risk inherent in single decision strategies.

With the sharp increase in rates this year, real (after inflation) Treasury yields are attractively valued on an historical basis. In November, we extended the average maturity to 10 years, about equal to the market. We anticipate continuing to extend maturity in the coming months. We have maintained our barbelled structure, since intermediate maturities remain vulnerable until the Fed is finished raising rates.

Corporate bonds remain at expensive levels historically. We are near the point in the economic cycle when yield spreads typically widen and corporate bonds underperform. Consequently, we will reduce our exposure (presently at 30% of assets) and maintain shorter maturities with the balance of our holdings. Mortgages are at average valuations versus U.S. Treasuries. In addition, call protection against high prepayments has improved significantly as prices dropped below par. We will continue to increase our commitment to mortgages (now 10% of assets) in the coming months.

ILLUSTRATION OF AN ASSUMED INVESTMENT OF $25,000

The chart below compares the growth in the value of an investment in the EBI Relative Return Portfolio and in the Lehman Brothers Aggregate Bond Index, if you had invested $25,000 on November 15, 1993 (commencement of operations), and had reinvested all your capital gains distributions and income dividends through December 31, 1994. No adjustment has been made for any income taxes payable by shareholders on income dividends and capital gains distributions. Past performance is no guarantee of future results. Share price and return will vary with market conditions; investors may realize a gain or loss upon redemption.

          [GRAPH COMPARING EBI RELATIVE RETURN BOND AND
              LEHMAN BROTHERS AGGREGATE BOND INDEX]

EBI Relative Return Bond Portfolio's average annual total returns for the periods ended December 31, 1994 are: 1 year: -1.99%;
and, since inception: -1.89%.

                       The EBI Funds, Inc.
               Statement of Assets and Liabilities
                        December 31, 1994

                                   EBI Equity
                                     Fund         EBI Flex Fund

ASSETS
Investment securities:
  At cost                          $70,316,614    $223,137,096
  At value                         $76,812,831    $239,340,412
Cash                                       185          10,435
Receivables:
  Fund shares sold                   1,111,726       2,182,394
  Dividends and interest               170,917       2,980,371
  Other                                  2,490               0
TOTAL ASSETS                        78,098,149     244,513,612

LIABILITIES
Payables:
  Distributions to shareholders              0               0
  Investment securities purchased            0               0
  Fund shares repurchased               21,439         197,250
  Other                                148,023         468,369
TOTAL LIABILITIES                      169,462         665,619
NET ASSETS                         $77,928,687    $243,847,993

NET ASSETS
Paid-in capital                    $71,397,100    $227,788,007
Accumulated undistributed
  (overdistributed) net
  investment income                      5,752          36,710
Accumulated net realized gain
  (loss) on investments                 29,618        (180,040)
Unrealized net appreciation
  (depreciation) of investments      6,496,217      16,203,316
Net assets                         $77,928,687    $243,847,993
Shares outstanding                   1,395,716       4,828,758
Net asset value per share          $     55.83    $      50.50


See notes to financial statements.

                       The EBI Funds, Inc.
               Statement of Assets and Liabilities
                        December 31, 1994

                                        EBI MultiFlex Fund
ASSETS
Investment securities:
  At cost                                    $120,241,992
  At value                                   $119,681,655
Cash                                              145,116
Receivables:
  Fund shares sold                                309,837
  Dividends and interest                          834,521
  Other                                                 0
TOTAL ASSETS                                  120,971,129

LIABILITIES
Payables:
  Distributions to shareholders                         0
  Investment securities purchased                 279,718
  Fund shares repurchased                         223,185
  Other                                           247,938
TOTAL LIABILITIES                                 750,841
NET ASSETS                                   $120,220,288

NET ASSETS
Paid-in capital                              $122,565,549
Accumulated undistributed
  (overdistributed) net
  investment income                                   804
Accumulated net realized gain
  (loss) on investments                        (1,785,728)
Unrealized net appreciation
  (depreciation) of investments                  (560,337)
Net assets                                   $120,220,288
Shares outstanding                              3,072,064
Net asset value per share                    $      39.13


See notes to financial statements.

                       The EBI Funds, Inc.
               Statement of Assets and Liabilities
                        December 31, 1994

                                          EBI       EBI Relative
                                        Income      Return Bond
                                         Fund          Fund

ASSETS
Investment securities:
  At cost                          $  26,054,621   $   3,228,651
  At value                         $  24,992,045   $   3,125,973
Cash                                         381               0
Receivables:
  Fund shares sold                        19,609           5,330
  Dividends and interest                 602,169          40,599
  Other                                        0               0
TOTAL ASSETS                          25,614,204       3,171,902

LIABILITIES
Payables:
  Distributions to shareholders                0               0
  Investment securities purchased              0               0
  Fund shares repurchased                 96,673               0
  Other                                   50,517           4,026
TOTAL LIABILITIES                        147,190           4,026
NET ASSETS                         $  25,467,014   $   3,167,876

NET ASSETS
Paid-in capital                    $  28,544,537   $   3,325,452
Accumulated undistributed
  (overdistributed) net investment
  income                                  (7,929)            116
Accumulated net realized gain
  (loss) on investments               (2,007,018)        (55,014)
Unrealized net appreciation
  (depreciation) of investments       (1,062,576)       (102,678)
Net assets                         $  25,467,014   $   3,167,876
Shares outstanding                       561,818          85,154
Net asset value per share          $       45.33   $       37.20


See notes to financial statements

                       The EBI Funds, Inc.
               Statement of Assets and Liabilities
                        December 31, 1994

                                                   EBI Cash
                                                  Management
                                                     Fund

ASSETS
Investment securities:
  At cost                                       $   15,332,152
  At value                                      $   15,332,152
Cash                                                       674
Receivables:
  Fund shares sold                                      45,628
  Dividends and interest                                 1,576
  Other                                                      0
TOTAL ASSETS                                        15,380,030

LIABILITIES
Payables:
  Distributions to shareholders                         23,411
  Investment securities purchased                            0
  Fund shares repurchased                              130,589
  Other                                                 14,517
TOTAL LIABILITIES                                      168,517
NET ASSETS                                      $   15,211,513

NET ASSETS
Paid-in capital                                 $   15,211,722
Accumulated undistributed
  (overdistributed) net investment
  income                                                     0
Accumulated net realized gain
  (loss) on investments                                   (209)
Unrealized net appreciation
  (depreciation) of investments                              0
Net assets                                      $   15,211,513
Shares outstanding                                  15,211,722
Net asset value per share                       $         1.00


See notes to financial statements

                       The EBI Funds, Inc.
                     Statement of Operations
                  Year Ended December 31, 1994

                            EBI         EBI        EBI
                           Equity      Flex      MultiFlex
                            Fund       Fund        Fund

INVESTMENT INCOME
INCOME
Dividends                $ 2,170,176 $ 5,711,118 $ 2,225,317
Interest                      94,700   5,908,418 $ 1,447,432
TOTAL INCOME               2,264,876  11,619,536   3,672,749

EXPENSES
Investment advisory
 fees (Note 2)               594,977   1,909,886     815,359
Distribution fees
 (Note 2)                    793,302   2,546,516     815,359
Operating services
 fees (Note 2)               396,651   1,273,258     402,496
TOTAL EXPENSES             1,784,930   5,729,660   2,033,214
NET INVESTMENT INCOME        479,946   5,889,876   1,639,535

REALIZED AND UNREALIZED
 GAIN (LOSS) ON
 INVESTMENT SECURITIES
Net realized gain (loss)
 on investments            6,360,957  12,398,071   (1,785,609)
Change in unrealized
 net depreciation
 of investments           (4,712,275)(16,818,380)    (625,088)
NET GAIN (LOSS) ON
 INVESTMENTS               1,648,682  (4,420,309)  (2,410,697)
Net increase (decrease)
 in net assets resulting
 from operations         $ 2,128,628 $ 1,469,567 $   (771,162)

See notes to financial statements.

                       The EBI Funds, Inc.
                     Statement of Operations
                  Year Ended December 31, 1994

                             EBI     EBI Relative   EBI Cash
                           Income    Return Bond   Management
                            Fund        Fund          Fund

INVESTMENT INCOME
INCOME
Dividends                $         0 $         0   $         0
Interest                   2,367,440     144,882       792,451
TOTAL INCOME               2,367,440     144,882       792,451

EXPENSES
Investment advisory
 fees (Note 2)               243,102      11,331        93,680
Distribution fees
 (Note 2)                    324,137      11,331             0
Operating services
 fees (Note 2)               162,068      11,331        93,680
TOTAL EXPENSES               729,307      33,993       187,360
NET INVESTMENT INCOME      1,638,133     110,889       605,091

REALIZED AND UNREALIZED
 GAIN (LOSS) ON
 INVESTMENT SECURITIES
Net realized gain (loss)
 on investments           (1,092,593)    (54,981)         (192)
Change in unrealized
 net depreciation
 of investments           (1,271,405)    (96,893)            0
NET GAIN (LOSS) ON
 INVESTMENTS              (2,363,998)   (151,874)         (192)
Net increase (decrease)
 in net assets resulting
 from operations            (725,865)    (40,985)      604,899

See notes to financial statements.

                       The EBI Funds, Inc.
               Statement of Changes in Net Assets
                  Year Ended December 31, 1994

                                             EBI Equity Fund
                                             1994      1993
OPERATIONS
Net investment income                   $   479,946  $   561,948
Net realized gain (loss)
 on investments                           6,360,957   11,713,298
Change in unrealized net appreciation
 (depreciation) of investments           (4,712,275)  (4,322,644)
NET INCREASE (DECREASE) IN NET
 ASSETS FROM OPERATIONS                   2,128,628    7,952,602
DISTRIBUTIONS TO SHAREHOLDERS
Net investment income                      (476,139)    (561,587)
Net realized gain on investments         (6,484,023) (11,590,866)
TOTAL DISTRIBUTIONS                      (6,960,162) (12,152,453)
CAPITAL SHARE TRANSACTIONS
Proceeds from sale of shares             15,904,991   25,319,942
Reinvestment of distributions             5,464,054    9,869,341
                                         21,369,045   35,189,283
Amount paid for repurchase of shares    (25,267,819) (35,475,970)
NET INCREASE (DECREASE) IN NET
 ASSETS FROM CAPITAL SHARE
 TRANSACTIONS                            (3,898,774)    (286,687)
Total increase (decrease) in net assets  (8,730,308)  (4,486,537)
NET ASSETS
Beginning of period                      86,658,995   91,145,532
End of period                           $77,928,687  $86,658,995
Accumulated undistributed
 (overdistributed) net investment
 income included in net assets at
 end of period                          $     5,752  $   1,945
________________________________________________________________
CAPITAL SHARE TRANSACTIONS
Shares sold                                 265,696    391,802
Shares issued from reinvestment
 of distributions                            96,921    164,420
                                            362,617    556,222
Shares repurchased                         (420,707)  (542,993)
Net increase (decrease) in
 capital shares                             (58,090)    13,229

See notes to financial statements.

                       The EBI Funds, Inc.
               Statement of Changes in Net Assets
                  Year Ended December 31, 1994

                                              EBI Flex Fund
                                             1994       1993
OPERATIONS
Net investment income                   $ 5,889,876  $ 4,861,152
Net realized gain (loss)
 on investments                          12,398,071    5,502,690
Change in unrealized net appreciation
 (depreciation) of investments          (16,818,380)  12,645,761
NET INCREASE (DECREASE) IN NET
 ASSETS FROM OPERATIONS                   1,469,567   23,009,603
DISTRIBUTIONS TO SHAREHOLDERS
Net investment income                    (5,854,696)  (4,891,173)
Net realized gain on investments        (12,579,717)  (5,502,101)
TOTAL DISTRIBUTIONS                     (18,434,413) (10,393,274)
CAPITAL SHARE TRANSACTIONS
Proceeds from sale of shares             51,594,730  131,045,091
Reinvestment of distributions            15,701,393    8,848,701
                                         67,296,123  139,893,792
Amount paid for repurchase of shares    (80,831,906) (43,888,377)
NET INCREASE (DECREASE) IN NET
 ASSETS FROM CAPITAL SHARE
 TRANSACTIONS                           (13,535,783)  96,005,415
Total increase (decrease) in net assets (30,500,629) 108,621,744
NET ASSETS
Beginning of period                     274,348,622  165,726,878
End of period                          $243,847,993 $274,348,622
Accumulated undistributed
 (overdistributed) net investment
 income included in net assets at
 end of period                         $    36,710  $     1,530
________________________________________________________________
CAPITAL SHARE TRANSACTIONS
Shares sold                                964,467    2,469,519
Shares issued from reinvestment
 of distributions                          306,095      163,965
                                         1,270,562    2,633,484
Shares repurchased                      (1,507,311)    (815,024)
Net increase (decrease) in
 capital shares                           (236,749)   1,818,459

See notes to financial statements.

                       The EBI Funds, Inc.
               Statement of Changes in Net Assets
                  Year Ended December 31, 1994

                                            EBI MultiFlex Fund
                                             1994        1993*
OPERATIONS
Net investment income                  $  1,639,535  $     6,323
Net realized gain (loss)
 on investments                          (1,785,609)        (119)
Change in unrealized net appreciation
 (depreciation) of investments             (625,088)      64,751
NET INCREASE (DECREASE) IN NET
 ASSETS FROM OPERATIONS                    (771,162)      70,955
DISTRIBUTIONS TO SHAREHOLDERS
Net investment income                    (1,638,474)      (6,580)
Net realized gain on investments                  0            0
TOTAL DISTRIBUTIONS                      (1,638,474)      (6,580)
CAPITAL SHARE TRANSACTIONS
Proceeds from sale of shares            123,515,314   12,174,171
Reinvestment of distributions             1,424,166        5,643
                                        124,939,480   12,179,814
Amount paid for repurchase of shares    (14,550,357)      (3,388)
NET INCREASE (DECREASE) IN NET
 ASSETS FROM CAPITAL SHARE
 TRANSACTIONS                           110,389,123   12,176,426
Total increase (decrease) in net assets 107,979,487   12,240,801
NET ASSETS
Beginning of period                      12,240,801            0
End of period                          $120,220,288 $ 12,240,801
Accumulated undistributed
 (overdistributed) net investment
 income included in net assets at
 end of period                         $        804 $       (257)
________________________________________________________________
CAPITAL SHARE TRANSACTIONS
Shares sold                               3,102,568      304,771
Shares issued from reinvestment
 of distributions                            36,277          141
                                          3,138,845      304,912
Shares repurchased                         (371,608)         (85)
Net increase (decrease) in
 capital shares                           2,767,237      304,827

*For the period from November 17, 1993 (commencement of operations) through December 31, 1993.

See notes to financial statements.

                       The EBI Funds, Inc.
               Statement of Changes in Net Assets
                  Year Ended December 31, 1994
                                                 EBI
                                              Income Fund
                                             1994      1993
OPERATIONS
Net investment income                   $ 1,638,133  $ 2,189,291
Net realized gain (loss)
 on investments                          (1,092,593)   2,336,618
Change in unrealized net appreciation
 (depreciation) of investments           (1,271,405)  (1,003,379)
NET INCREASE (DECREASE) IN NET
 ASSETS FROM OPERATIONS                    (725,865)   3,522,530
DISTRIBUTIONS TO SHAREHOLDERS
Net investment income                    (1,627,655)  (2,191,773)
Net realized gain on investments                  0            0
TOTAL DISTRIBUTIONS                      (1,627,655)  (2,191,773)
CAPITAL SHARE TRANSACTIONS
Proceeds from sale of shares              6,797,165   19,710,496
Reinvestment of distributions             1,262,826    1,626,060
                                          8,059,991   21,336,556
Amount paid for repurchase of shares    (23,111,481) (26,891,784)
NET INCREASE (DECREASE) IN NET
 ASSETS FROM CAPITAL SHARE
 TRANSACTIONS                           (15,051,490)  (5,555,228)
Total increase (decrease) in net assets (17,405,010)  (4,224,471)
NET ASSETS
Beginning of period                      42,872,024  47,096,495
End of period                           $25,467,014 $42,872,024
Accumulated undistributed
 (overdistributed) net investment
 income included in net assets at
 end of period                          $    (7,929)$   (18,407)
________________________________________________________________
CAPITAL SHARE TRANSACTIONS
Shares sold                                 145,083     402,326
Shares issued from reinvestment
 of distributions                            27,130      33,204
                                            172,213     435,530
Shares repurchased                         (492,542)   (546,768)
Net increase (decrease) in
 capital shares                            (320,329)   (111,238)

See notes to financial statements.

                       The EBI Funds, Inc.
               Statement of Changes in Net Assets
                  Year Ended December 31, 1994

                                          EBI Relative Return
                                               Bond Fund
                                             1994        1993*
OPERATIONS
Net investment income                   $   110,889  $     6,365
Net realized gain (loss)
 on investments                             (54,981)         (33)
Change in unrealized net appreciation
 (depreciation) of investments              (96,893)      (5,785)
NET INCREASE (DECREASE) IN NET
 ASSETS FROM OPERATIONS                     (40,985)         547
DISTRIBUTIONS TO SHAREHOLDERS
Net investment income                      (110,981)      (6,157)
Net realized gain on investments                  0            0
TOTAL DISTRIBUTIONS                        (110,981)      (6,157)
CAPITAL SHARE TRANSACTIONS
Proceeds from sale of shares              2,634,968    1,256,850
Reinvestment of distributions               105,960        6,157
                                          2,740,928    1,263,007
Amount paid for repurchase of shares       (678,483)           0
NET INCREASE (DECREASE) IN NET
 ASSETS FROM CAPITAL SHARE
 TRANSACTIONS                             2,062,445    1,263,007
Total increase (decrease) in net assets   1,910,479    1,257,397
NET ASSETS
Beginning of period                       1,257,397           0
End of period                           $ 3,167,876 $ 1,257,397
Accumulated undistributed
 (overdistributed) net investment
 income included in net assets at
 end of period                          $       116 $       208
________________________________________________________________
CAPITAL SHARE TRANSACTIONS
Shares sold                                  68,611      31,441
Shares issued from reinvestment
 of distributions                             2,795         154
                                             71,406      31,595
Shares repurchased                          (17,847)          0
Net increase (decrease) in
 capital shares                              53,559      31,595

*For the period from November 15, 1993 (commencement of operations) through December 31, 1993.

See notes to financial statements.

                       The EBI Funds, Inc.
               Statement of Changes in Net Assets
                  Year Ended December 31, 1994

                                                 EBI Cash
                                              Management Fund
                                             1994        1993
OPERATIONS
Net investment income                   $   605,091  $   377,183
Net realized gain (loss)
 on investments                                (192)         (17)
Change in unrealized net appreciation
 (depreciation) of investments                     0           0
NET INCREASE (DECREASE) IN NET
 ASSETS FROM OPERATIONS                     604,899      377,166
DISTRIBUTIONS TO SHAREHOLDERS
Net investment income                      (605,091)    (377,183)
Net realized gain on investments                  0            0
TOTAL DISTRIBUTIONS                        (605,091)    (377,183)
CAPITAL SHARE TRANSACTIONS
Proceeds from sale of shares             36,063,570   25,288,698
Reinvestment of distributions               393,345      238,972
                                         36,456,915   25,527,670
Amount paid for repurchase of shares    (35,072,549) (32,131,629)
NET INCREASE (DECREASE) IN NET
 ASSETS FROM CAPITAL SHARE
 TRANSACTIONS                             1,384,366   (6,603,959)
Total increase (decrease) in net assets   1,384,174   (6,603,976)
NET ASSETS
Beginning of period                      13,827,339   20,431,315
End of period                           $15,211,513  $13,827,339
Accumulated undistributed
 (overdistributed) net investment
 income included in net assets at
 end of period                          $         0  $         0
________________________________________________________________
CAPITAL SHARE TRANSACTIONS
Shares sold                              36,063,570   25,288,698
Shares issued from reinvestment
 of distributions                           393,345      238,972
                                         36,456,915   25,527,670
Shares repurchased                      (35,072,549) (32,131,629)
Net increase (decrease) in
 capital shares                           1,384,366   (6,603,959)

See notes to financial statements.

                             The EBI Funds, Inc.
                        Notes to Financial Statements

NOTE 1 -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES.  The
EBI Funds, Inc. (the "Fund") is registered under the Investment Company Act of 1940 (the "Act") as a diversified, open-end management investment company. The Fund consists of six separate investment portfolios, EBI Equity Fund ("EBI Equity"), EBI Flex Fund
("EBI Flex"), EBI MultiFlex Fund ("EBI MultiFlex"), EBI Income Fund ("EBI Income"), EBI Relative Return Bond Fund ("EBI Relative Return") and EBI Cash Management Fund ("EBI Cash"). EBI MultiFlex and EBI Relative Return commenced operations on November 17, 1993 and
November 15, 1993, respectively.
     A 25 for 1 split of EBI Equity, EBI Flex and EBI Income capital shares was effected on January 2, 1992, which resulted in a corresponding reduction in the net asset value per share. All per share information presented in the accompanying financial statements and financial highlights for EBI Equity, EBI Flex and EBI Income has been restated to reflect the stock split.
     The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

A. SECURITY VALUATION--Securities held by EBI Cash are valued using the amortized cost method of valuation, which approximates market value.
If such valuation does not reflect a security's fair value, it is valued at fair value as determined in good faith by the Fund's board of directors.
     For EBI Equity, EBI Flex, EBI MultiFlex, EBI Income and EBI
Relative Return, securities traded on national securities exchanges are valued at the last sale price on the exchange where such securities are primarily traded. Securities traded in the over-the-counter market and listed securities for which no sale was reported on the valuation date are valued at bid price (or yield equivalent thereof) obtained from one or more dealers making a market for such securities or by a pricing service approved by the Fund's board of directors.
   If market quotations or pricing service valuations are not readily available, securities are valued at fair value as determined in good faith by the Fund's board of directors.
Securities which are considered short-term investments when purchased are stated at amortized cost (which approximates market value) if maturity of the investment is 60 days or less, or at market value if maturity is greater than 60 days.
B. SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME--Security transactions are accounted for on trade date and dividend income is recorded on ex-dividend date. Interest income is recorded on the accrual basis. Discounts on debt securities purchased are accredit over the life of the respective security as adjustments to interest income. Costs used in determining realized gains and losses on the sale of investment securities are those of specific securities sold.
C. FEDERAL INCOME TAXES--Each investment portfolio intends to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and, accordingly, distributes net investment income and net realized capital gains, if any, to relieve it from federal income taxes. At December 31, 1994,
   EBI MultiFlex had net capital loss carryforwards aggregating
$1,746,736. These carryforwards expire as follows: $120 in 2001 and $1,746,616 in 2002. At December 31, 1994, EBI Income had net capital loss carryforwards aggregating $2,007,018. These carryforwards expire as follows: $112,657 in 1997, $615,300 in 1998, $186,468 in 1999
and $1,092,593 in 2002. Net capital loss carryforwards utilized in 1993 amounted to $2,336,618 for this investment portfolio. At December 31, 1994, EBI Relative Return had net capital loss carryforwards aggregating $55,014. These carryforwards expire as follows: $115 in 2001 and $54,899 in 2002.
     To the extent future capital gains are offset by capital loss carryforwards, such gains will generally not be distributed to shareholders.
     Dividends paid from net investment income and distributions of net realized short-term capital gains are, for federal income tax purposes, taxable as ordinary income to shareholders.
D. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS--For EBI Equity, EBI
Flex, EBI MultiFlex, EBI Income and EBI Relative Return, dividends and distributions are recorded by these investment portfolios on the ex-dividend date. All of EBI Cash's net investment income is distributed to shareholders by dividends declared daily and paid monthly. Reinvestment of EBI Cash's dividends are effected at month-end net asset values.

NOTE 2 -- INVESTMENT ADVISORY AND OTHER AGREEMENTS.  INVESCO
Capital Management, Inc. ("ICM"), served as the investment adviser to EBI Equity, EBI Flex, EBI Income and EBI Cash through June 30, 1993.
As compensation for its services to these investment portfolios, ICM received an investment advisory fee which was accrued daily and paid monthly. The fee was based on the annual rate of 0.75% of the respective average daily net assets of EBI Equity, EBI Flex Fund and EBI Income and 0.50% of the average daily net assets of EBI Cash. Effective
July 1, 1993 (or at the commencement of operations for EBI
MultiFlex and EBI Relative Return), shareholders of each investment portfolio approved an advisory agreement, under terms similar to the agreement with ICM, whereby
INVESCO Services, Inc. ("ISI"), wholly owned by ICM, serves as each investment portfolio's investment adviser. As compensation for its services to each investment portfolio, ISI receives an investment advisory fee which is accrued daily and paid monthly. These fees are based on the annual rate of 0.75% of the respective average daily net assets of EBI Equity, EBI Flex and EBI Income, 0.50% of the respective average daily net assets of EBI Relative Return and EBI Cash and 1.00% of the average daily net assets of EBI
MultiFlex. ISI has entered into a sub-advisory agreement with ICM, with respect to EBI Equity, EBI Flex, EBI Income and EBI
Cash, whereby investment decisions for these investment portfolios are made by ICM. Fees for these sub-advisory services are paid by ISI to ICM at an annual rate of 0.20% of the average daily net assets of EBI Equity and EBI Flex and 0.10% of the average daily net assets of EBI
Income and EBI Cash. ISI has also entered into a sub-advisory agreement with INVESCO Management & Research,
Inc. ("IMR"), with respect to EBI MultiFlex and EBI Relative
Return, whereby investment decisions for these investment portfolios are made by IMR. Fees for these sub-advisory services are paid by ISI to IMR at annual rates based on daily average net assets: for EBI MultiFlex Fund, 0.30% on the first $100 million of assets, 0.25% on the next
$400 million of assets and 0.20% of assets in excess of $500 million; for EBI Relative Return, 0.10% of total assets.
   INVESCO Funds Group, Inc. ("IFG"), an affiliate of ICM and ISI, provided administrative, accounting and clerical services to EBI Equity, EBI Flex, EBI Income and EBI Cash under administrative agreements effective through July 5, 1993. For these services, each investment portfolio paid IFG an annual fee of $10,000 plus an additional amount computed at the annual rate of 0.015% of daily average net assets.
These fees were accrued daily and paid monthly.
In addition, IFG received a transfer agent fee for each investment portfolio in the amount of $50.00 per shareholder account with a minimum annual fee of $5,000 per investment portfolio. These fees were paid monthly based in part on the actual number of accounts in existence at the end of each month. These agreements were terminated in July 1993.
   ISI is the principal underwriter for the Fund.  For the period
January 1, 1993 through June 30, 1993, pursuant to plans of distribution (the "Plans") in accordance with Rule
12b-1 of the Act, EBI Equity, EBI Flex and EBI Income each paid ISI a fee equal to 1.25% per annum of each investment portfolio's average daily net assets. Effective July
1, 1993 (or at the commencement of operations for EBI MultiFlex and EBI Relative Return) these annual fees were in effect according to the Plans: for EBI Equity, EBI Flex, EBI
MuliFlex and EBI Income, 1.00% of average daily net assets; for EBI Relative Return, 0.50% of average daily net assets.
ISI advised the Fund that for the year ended
December 31, 1994, it received approximately $46,177, $26,541,
$50,559 and $9,822 and $908 in contingent deferred sales charges ("CDSC") from certain shareholder redemptions of EBI Equity, EBI Flex, EBI Income, EBI Cash
Management and Multiflex Funds, respectively. Certain officers or directors of the Fund are officers or directors of ISI.
   On July 1, 1993 (or at the commencement of operations for EBI MultiFlex and EBI Relative Return), each investment portfolio entered into an operating services agreement with ISI. Under the respective operating services agreements, each investment portfolio pays ISI an annual fee of 0.50% of daily average net assets for providing or arranging to provide accounting, legal (except litigation), dividend disbursing, transfer agent, registrar, custodial, shareholder reporting, sub-accounting and recordkeeping services and functions. These agreements provide that ISI will pay all fees and expenses associated with these and other functions, including, but not limited to, registration fees, shareholder meeting fees, and proxy statement and shareholder report expenses. The combined effect of the advisory agreements, distribution plans and operating services agreements of each investment portfolio is to place a cap or ceiling on the total expenses of each investment portfolio, other than brokerage commissions, interest, taxes, litigation, directors fees and expenses, and other extraordinary expenses.

   If in any calendar year, the average daily net assets of EBI Equity or EBI Flex are less than $500 million, expenses shall not exceed 2.25%; on the next $500 million of average daily net assets, expenses shall not exceed 2.15%;
on the next $1 billion of daily average net assets, expenses shall not exceed 2.10%; and on all average daily net assets over $2 billion, expenses shall not exceed 2.05%. If in any calendar year, the average daily net assets of EBI MultiFlex are less than $100 million, expenses shall not exceed 2.50%; on the next $400 million of average daily net assets, expenses shall not exceed 2.40%; on the next $500 million of average daily net assets, expenses shall not exceed 2.35%;
on the next $1 billion of average daily net assets, expenses shall not exceed 2.30%; and on all daily average net assets over $2 billion, expenses shall not exceed 2.25%. If in any calendar year, the average daily net assets of EBI Income are less than $250 million, expenses shall not exceed 2.25%; on the next $250 million of average daily net assets, expenses shall not exceed 2.15%; on the next $250 million of average daily net assets, expenses shall not exceed 2.10%;
and on all daily average net assets over $750 million, expenses shall not exceed 2.05%. In any calendar year, the expenses of EBI Relative Return may not exceed 1.50% of average daily net assets, and the expenses of EBI Cash may not exceed 1.00% of average daily net assets.
   At December 31, 1994, 34.23% of the outstanding capital shares of EBI Cash were owned by affiliated parties.

NOTE 3 -- PURCHASES AND SALES OF INVESTMENT SECURITIES. For the year ended, December
31, 1994, the aggregate cost of purchases and proceeds from sales of U.S. Government Securities were:

                                            Purchases   Sales

     EBI Flex. . . . . . . . . . . .      78,845,292  52,495,208
     EBI MultiFlex . . . . . . . . .      36,519,916  25,207,696
     EBI Income. . . . . . . . . . .      17,146,610  25,167,945
     EBI Relative Return . . . . . .       1,879,341     452,201


The aggregate cost of purchases and proceeds from sales of all other securities (excluding all short-term securities)
were:
                                            Purchases   Sales

     EBI Equity. . . . . . . . . . .    $ 15,975,023$ 30,239,543
     EBI Flex. . . . . . . . . . . .      10,753,254  55,662,533
     EBI MultiFlex . . . . . . . . .     135,901,243  36,729,597
     EBI Income. . . . . . . . . . .       1,580,580   2,577,281
     EBI Relative Return . . . . . .         907,689     432,776

NOTE 4 -- UNREALIZED APPRECIATION AND DEPRECIATION.  At December
31, 1994, the gross unrealized appreciation and depreciation of securities for federal income tax purposes was as follows:

                                                           Net
                             Gross          Gross      Unrealized
                          Unrealized     Unrealized   Appreciation
                        Appreciation   Depreciation (Depreciation)

   EBI Equity. . .       $10,549,709   ($4,053,492)    $6,496,217
   EBI Income. . .            49,417    (1,111,993)    (1,062,576)
   EBI Flex. . . .        25,645,645    (9,442,329)    16,203,316
   EBI Multiflex .         4,114,567    (4,674,904)      (560,337)
   EBI Relative Return . .     9,895      (112,573)      (102,678)

NOTE 5 -- CAPITAL SHARES. The authorized capital stock of the Fund consists of 10,050,000,000 shares of common stock having a par value of $0.001 per share. Of such shares, 10 million has been allocated to each of the EBI Equity, EBI Flex, EBI MultiFlex, EBI Income and EBI Relative Return investment portfolios and 10 billion has been allocated to EBI Cash.

                             EBI Equity Fund
                          FINANCIAL HIGHLIGHTS


The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                          Year ended December 31,
                                              1994      1993
Net asset value, beginning of
period                                       $ 59.61  $ 63.27

INVESTMENT OPERATIONS
Net investment income                           0.36     0.41
Net gain (loss) on securities
 (both realized and unrealized)                 1.26     5.40
Total from investment operations                1.62     5.81

DISTRIBUTIONS
Dividends (from net investment
  income)                                      (0.36)   (0.41)
Distributions (from capital gains)             (5.04)   (9.06)
Total distributions                            (5.40)   (9.47)

Net asset value, end of period                $55.83   $59.61

TOTAL RETURN(1)                                 2.69%    9.16%

Ratios/Supplemental Data
Net assets, end of period (in 000's)         $77,929   $86,659
Ratio of expenses to average net
  assets*                                       2.25%     2.25%
Ratio of net investment income to
 average net assets*                            0.61%     0.62%
Portfolio turnover rate                           21%       47%


(1) A contingent deferred sales charge may be imposed on redemptions of shares purchased prior to January 1, 1992 which would reduce the total returns shown above.

* INVESCO Capital Management, Inc. voluntarily absorbed certain expenses of the Fund aggregating $3,227 and $23,818 for 1993 and 1990, respectively. If such expenses had not been absorbed, the ratio of expenses to average net assets for 1993 and 1990 would have been 2.25% and 2.28%, respectively and the ratio of net investment income to average net assets for 1993 and 1990 would have been 0.62% and 1.68%, respectively.


See notes to financial statements.

                             EBI Equity Fund
                          FINANCIAL HIGHLIGHTS


The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                         Year ended December 31,
                                              1992      1991

Net asset value, beginning of period         $63.38    $54.70

INVESTMENT OPERATIONS
Net investment income                          0.60      0.66
Net gain (loss) on securities
 (both realized and unrealized)                2.44     17.63
Total from investment operations               3.04     18.29

DISTRIBUTIONS
Dividends (from net investment
  income)                                     (0.57)   (0.69)
Distributions (from capital gains)            (2.58)   (8.92)
Total distributions                           (3.15)   (9.61)

Net asset value, end of period               $63.27    $63.38

TOTAL RETURN(1)                                4.84%    33.59%

Ratios/Supplemental Data
Net assets, end of period (in 000's)         $91,146   $81,732
Ratio of expenses to average net
  assets                                        2.18%    2.22%
Ratio of net investment income to
 average net assets                             0.90%    1.04%
Portfolio turnover rate                           41%      47%


(1) A contingent deferred sales charge may be imposed on redemptions of shares purchased prior to January 1, 1992 which would reduce the total returns shown above.

See notes to financial statements.

                      EBI Equity Fund
                   FINANCIAL HIGHLIGHTS


The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                     Year ended December 31,
                                             1990

Net asset value, beginning of
period                                      $62.01

INVESTMENT OPERATIONS
Net investment income                         1.04
Net gain (loss) on securities
 (both realized and unrealized)             (3.40)
Total from investment operations            (2.36)

DISTRIBUTIONS
Dividends (from net investment
  income)                                   (1.21)
Distributions (from capital gains)          (3.74)
Total distributions                         (4.95)

Net asset value, end of period              $54.70

TOTAL RETURN(1)                            (3.75%)

Ratios/Supplemental Data
Net assets, end of period (in 000's)       $69,279
Ratio of expenses to average net
  assets*                                    2.25%
Ratio of net investment income to
 average net assets*                         1.71%
Portfolio turnover rate                        12%


(1) A contingent deferred sales charge may be imposed on redemptions of shares purchased prior to January 1, 1992 which would reduce the total returns shown above.

* INVESCO Capital Management, Inc. voluntarily absorbed certain expenses of the Fund aggregating $3,227 and $23,818 for 1993 and 1990, respectively. If such expenses had not been absorbed, the ratio of expenses to average net assets for 1993 and 1990 would have been 2.25% and 2.28%, respectively and the ratio of net investment income to average net assets for 1993 and 1990 would have been 0.62% and 1.68%, respectively.


See notes to financial statements.

                          EBI Flex Fund
                      FINANCIAL HIGHLIGHTS

The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                        Year ended December 31,

                                        1994           1993

Net asset value, beginning of period    $54.16         $51.04

INVESTMENT OPERATIONS
Net investment income                     1.26           1.10
Net gain (loss) on securities            (0.91)          4.22
 (both realized and unrealized)

Total from investment operations          0.35           5.32


DISTRIBUTIONS
Dividends (from net investment income)   (1.25)         (1.09)
Distributions (from capital gains)       (2.76)         (1.11)

Total distributions                      (4.01)         (2.20)

Net asset value, end of period          $50.50         $54.16

TOTAL RETURN(1)                           0.64%         10.48%

Ratios/Supplemental Data
Net assets, end of period (in 000's)    $243,848       $274,349
Ratio of expenses to average net assets*    2.25%          2.25%
Ratio of net investment income to
 average net assets*                        2.32%          2.10%
Portfolio turnover rate                       36%            27%


(1) A contingent deferred sales charge may be imposed on redemptions of shares purchased prior to January 1, 1992 which would reduce the total returns shown above.

* INVESCO Capital Management, Inc. voluntarily absorbed certain expenses of the Fund aggregating $18,993 for 1993. If such expenses had not been absorbed, the ratio of expenses to average net assets would have been 2.26%, and the ratio of net investment income to average net assets would have been 2.09%.

See notes to financial statements.
                          EBI Flex Fund
                      FINANCIAL HIGHLIGHTS

The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                    Year ended December 31,

                                    1992      1991      1990

Net asset value, beginning of
     period                        $49.35    $42.26     $45.32
INVESTMENT OPERATIONS
Net investment income                1.39      1.47       1.64
Net gain (loss) on securities
 (both realized and unrealized)      2.37      8.90      (2.42)

Total from investment operations     3.76      10.37     (0.78)


DISTRIBUTIONS
Dividends (from net investment
 income)                             (1.35)    (1.49)    (1.75)
Distributions (from capital
 gains)                              (0.72)    (1.79)    (0.53)

Total distributions                  (2.07)    (3.28)    (2.28)

Net asset value, end of period       $51.04    $49.35    $42.26

TOTAL RETURN(1)                        7.72%    24.80%    (1.68%)

Ratios/Supplemental Data
Net assets, end of period
 (in 000's)                         $165,727   $104,204  $96,772
Ratio of expenses to average
 net assets                            2.17%      2.21%     2.25%
Ratio of net investment income to
 average net assets                    2.81%      3.12%     3.77%
Portfolio turnover rate                  15%        24%      31%


(1) A contingent deferred sales charge may be imposed on redemptions of shares purchased prior to January 1, 1992 which would reduce the total returns shown above.

See notes to financial statements.

                       EBI MultiFlex Fund
                      FINANCIAL HIGHLIGHTS

The table below sets forth financial data for a capital share outstanding throughout the period presented.

                              Year Ended          For the Period
                             December 31,       Nov. 17, 1993* to
                                1994              Dec. 31, 1993
                            -------------       ------------------
Net asset value,
 beginning of period          $40.16                   $40.00
                              -------                  -------

INVESTMENT OPERATIONS
Net investment income           0.62                     0.02
Net gain (loss) on
 securities (both realized
 and unrealized)               (1.03)                    0.16
                              -------                  ------
Total from investment
 operations                    (0.41)                    0.18
                              -------                  ------

DISTRIBUTIONS
Dividends (from net
 investment income)            (0.62)                   (0.02)
                              -------                  -------
Total distributions            (0.62)                   (0.02)
                              -------                  -------

Net asset value, end
 of period                    $39.13                   $40.16
                              =======                  =======

TOTAL RETURN                   (1.02%)                   0.46%
                              ---------                ---------

Ratios/Supplemental Data
Net assets, end of period
 (in 000's)                   $120,220                 $12,241
Ratio of expenses to
 average net assets              2.49%                   2.50%+
Ratio of net investment
 income to average
 net assets                      2.01%                   1.09%+
Portfolio turnover rate            81%                   0.53%

*    Commencement of operations
+    Annualized

See notes to financial statements

                         EBI Income Fund
                      FINANCIAL HIGHLIGHTS

The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                        Year ended December 31,

                                        1994           1993

Net asset value, beginning of period    $48.60         $47.41

INVESTMENT OPERATIONS
Net investment income                     2.40           2.28
Net gain (loss) on securities            (3.27)          1.20
 (both realized and unrealized)

Total from investment operations         (0.87)          3.48


DISTRIBUTIONS
Dividends (from net investment income)    (2.40)         (2.29)

Total distributions                       (2.40)         (2.29)

Net asset value, end of period           $45.33         $48.60

TOTAL RETURN(1)                          (1.80%)         7.39%

Ratios/Supplemental Data
Net assets, end of period (in 000's)    $25,467        $42,872
Ratio of expenses to average net assets*   2.25%          2.25%
Ratio of net investment income to
 average net assets*                       5.09%          4.56%
Portfolio turnover rate                      59%            92%

(1) A contingent deferred sales charge may be imposed on redemptions of shares purchased prior to January 1, 1992 which would reduce the total returns shown above.

* INVESCO Capital Management, Inc. voluntarily absorbed certain expenses of the Fund aggregating $17,632 and $11,540 for 1993 and 1990, respectively. If such expenses had not been absorbed, the ratio of expenses to average net assets would have been 2.29% and 2.32%, respectively and the ratio of net investment income to average net assets would have been 4.52% and 5.41%, respectively.

See notes to financial statements.

                         EBI Income Fund
                      FINANCIAL HIGHLIGHTS

The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                      Year ended December 31,
                                     1992      1991      1990

Net asset value, beginning of
     period                        $47.77    $45.42    $45.48
INVESTMENT OPERATIONS
Net investment income                2.57      3.03      3.43
Net gain (loss) on securities
 (both realized and unrealized)     (0.37)     2.43     (0.03)

Total from investment operations     2.20      5.46      3.40


DISTRIBUTIONS
Dividends (from net investment
 income)                             (2.56)    (3.11)    (3.46)

Total distributions                  (2.56)    (3.11)    (3.46)

Net asset value, end of period       $47.41    $47.77    $45.42

TOTAL RETURN(1)                        4.74%    12.46%     7.81%

Ratios/Supplemental Data
Net assets, end of period
 (in 000's)                         $47,096    $39,104  $41,004
Ratio of expenses to average
 net assets*                           2.25%      2.29%     2.30%
Ratio of net investment income to
 average net assets*                   5.48%      6.48%     7.08%
Portfolio turnover rate                  16%        37%      25%


(1) A contingent deferred sales charge may be imposed on redemptions of shares purchased prior to January 1, 1992 which would reduce the total returns shown above.

* INVESCO Capital Management, Inc. voluntarily absorbed certain expenses of the Fund aggregating $17,632 and $11,540 for 1993 and 1990, respectively. If such expenses had not been absorbed, the ratio of expenses to average net assets would have been 2.29% and 2.32%, respectively and the ratio of net investment income to average net assets would have been 4.52% and 5.41%, respectively.

See notes to financial statements.

                  EBI Relative Return Bond Fund
                      FINANCIAL HIGHLIGHTS

The table below sets forth financial data for a capital share outstanding throughout the period presented.

                              Year Ended          For the Period
                             December 31,        Nov. 15, 1993* to
                                1994              Dec. 31, 1993
                             -------------       -----------------

Net asset value,
 beginning of period          $39.80                   $40.00
                            ---------                ---------

INVESTMENT OPERATIONS
Net investment income           1.81                     0.21
Net loss on securities
 (both realized and
 unrealized)                   (2.60)                   (0.21)
                              -------                  -------
Total from investment
 operations                    (0.79)                    0.00
                              -------                  -------

DISTRIBUTIONS
Dividends (from net
 investment income)            (1.81)                   (0.20)
                              -------                  -------
Total distributions            (1.81)                   (0.20)
                              -------                  -------

Net asset value, end
 of period                    $37.20                   $39.80
                              =======                  =======
TOTAL RETURN                   (1.99%)                   0.01%

Ratios/Supplemental Data
Net assets, end of period
 (in 000's)                   $3,168                   $1,257
Ratio of expenses to
 average net assets              1.50%                   1.50%+
Ratio of net investment
 income to average
 net assets                      4.89%                   4.61%+
Portfolio turnover rate            47%                      5%

*    Commencement of operations
+    Annualized

See notes to financial statements

                    EBI Cash Management Fund
                      FINANCIAL HIGHLIGHTS

The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                        Year ended December 31,
                                          1994            1993

Net asset value, beginning of period    $  1.00         $  1.00

INVESTMENT OPERATIONS
Net investment income                      0.03            0.02

DISTRIBUTIONS
Dividends (from net investment income)    (0.03)          (0.02)

Net asset value, end of period          $  1.00         $  1.00

TOTAL RETURN                               3.30%           2.20%

Ratios/Supplemental Data
Net assets, end of period (in 000's)    $15,212         $13,827
Ratio of expenses to average net assets*   1.00%           0.95%
Ratio of net investment income to
 average net assets*                       3.23%           2.17%

* INVESCO Capital Management, Inc. voluntarily absorbed certain expenses of the Fund aggregating $15,099, $38,925, and $5,536 for 1993, 1992, and 1990, respectively. If such expenses had not been absorbed the ratio of expenses to average net assets would have been 1.03%, 0.92%, and 1.12%, for the above periods, respectively and the ratio of net investment to average net assets would have 2.09%, 2.75%, 4.92%, respectively.


See notes to financial statements.

                    EBI Cash Management Fund
                      FINANCIAL HIGHLIGHTS

The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                   Year ended December 31,
                                   1992      1991      1990

Net asset value, beginning of
     period                        $1.00     $1.00     $1.00

INVESTMENT OPERATIONS
Net investment income               0.03      0.05      0.07

DISTRIBUTIONS
Dividends (from net investment
 income)                           (0.03)    (0.05)    (0.07)

Net asset value, end of period     $1.00     $1.00     $1.00

TOTAL RETURN                        3.00%     5.08%     7.35%

Ratios/Supplemental Data
Net assets, end of period
 (in 000's)                        $20,431    $17,730  $20,701
Ratio of expenses to average
 net assets*                          0.73%      1.00%    1.09%
Ratio of net investment income to
 average net assets*                  2.94%      5.04%    7.11%


* INVESCO Capital Management, Inc. voluntarily absorbed certain expenses of the Fund aggregating $15,099, $38,925, and $5,536 for 1993, 1992, and 1990, respectively. If such expenses had not been absorbed the ratio of expenses to average net assets would have been 1.03%, 0.92%, and 1.12%, for the above periods, respectively and the ratio of net investment to average net assets would have 2.09%, 2.75%, 4.92%, respectively.

See notes to financial statements.

                REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
The EBI Funds, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the statements of investment securities, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of EBI Equity Fund, EBI Flex Fund, EBI MultiFlex Fund, EBI Income Fund, EBI Relative Return Bond Fund and EBI Cash Management Fund (constituting The EBI Funds, Inc., hereafter referred to as the "Fund") at December 31, 1994, the results of each of their operations, the changes in each of their net assets and the financial highlights for each of the respective periods presented, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1994 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Denver, Colorado
February 10, 1995

                                INVESCO SERVICES, INC.
                                  Investment Advisor
                                       Manager
                                     Distributor

                           INVESCO CAPITAL MANAGEMENT, INC.
                                     Sub-Advisor:
                                   EBI Equity Fund
                                   EBI Income Fund
                                    EBI Flex Fund
                             EBI International Value Fund
                               EBI Cash Management Fund

                         INVESCO MANAGEMENT & RESEARCH, INC.
                                     Sub-Advisor:
                                  EBI Multiflex Fund
                             EBI Relative Return Bond Fund

                            INVESCO REALTY ADVISORS, INC.
                                     Sub-Advisor:
                                 EBI Real Estate Fund

                               FUND/PLAN SERVICES, INC.
                           Transfer Agent and Administrator

                      UNITED MISSOURI BANK OF KANSAS CITY, N.A.
                                      Custodian

                                   PRICE WATERHOUSE
                               Independent Accountants

                           EBI PORTFOLIO MANAGEMENT PROGRAM
                                Invesco Services, Inc.
                             1355 Peachtree Street, N.E.
                                Atlanta, Georgia 30309
                                    (404) 892-0666
                                    (800) 972-9030

                         The  EBI Funds, Inc.

                               1 9 9 5
                         SEMI-ANNUAL REPORT

                           [INVESCO LOGO]









EBI PORTFOLIO MANAGEMENT PROGRAM

     The EBI Funds, Inc. is an open-end, diversified management investment company consisting of eight separate investment portfolios (the "Funds"). The Funds are as follows:

                        EBI Flex Portfolio
                       EBI Equity Portfolio
                     EBI Multiflex Portfolio
                   EBI International Value Fund
                       EBI Real Estate Fund
                       EBI Income Portfolio
                EBI Relative Return Bond Portfolio
                  EBI Cash Management Portfolio

                        TABLE OF CONTENTS

                        Shareholder Letter

                Statement of Investment Securities

               Statement of Assets and Liabilities

                     Statement of Operations

                Statement of Changes in Net Assets

                  Notes to Financial Statements

                       Financial Highlights

     The financial statement contained herein are submitted for the general information of the shareholders of the Funds. This report is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by an effective Prospectus.
[INVESCO LOGO]                       1315 Peachtree Street, N.E.
INVESCO SERVICES, INC.               Suite 500
EBI Portfolio Management Program     Atlanta, Georgia 30309
Hubert L. Harris, Jr.                Telephone: (404) 892-0896
President                            Facsimile: (404) 876-4692

                                   August 15, 1995

Dear INVESCO/EBI Shareholder:

     We are pleased to offer this Semi-Annual Report of the EBI Funds, Inc. and hope that you will take a few moments to review the information contained herein. This report will give you additional perspective on the capital markets and how INVESCO manages your money.

      The financial environment in the U.S. for both stocks and bonds so far this year could not have been much better. Interest rates declined, corporate profits were strong, inflation remained under control, and corporate mergers added to a rising U.S. stock market in the first six months of 1995. Interest rates came down substantially as the economy continued to slow and the demand for credit fell. The result of the decline in rates was significant price appreciation in bonds, quite a change from the difficult bond market of 1994 and the best first half since the inception of the Government/Corporate bond index in 1973. Most major stock markets around the world performed relatively well in the first half of 1995 with the strength of both U.S. stocks and bonds providing a very positive background. The one exception was Japan which suffered from fears of asset deflation.

     Whatever the investment option, INVESCO maintains an investment philosophy derived from our many years of managing very risk-averse institutional accounts. Our disciplines are designed to do three things:

     o maximize predictability and consistency of investment returns

     o minimize reliance on uncertain forecasts of future events

     o    control risk by strict attention to portfolio design

     The EBI Flex Portfolio our "flagship" portfolio, adds value several ways: stock selection, bond selection and asset allocation. Each component worked well in the first half of 1995. Year-to-date, EBI Flex has gained 16.1% versus 13.9% for the Lipper Average. The fund has favored equities all year, and this has proven beneficial as stocks have outperformed bonds. At
June 30, 1995 the asset mix was 63% equities and 37% bonds.

     The EBI MultiFlex Portfolio also provided strong returns for the first half. MultiFlex was up 10.6%, with five of six asset classes having matched or outperformed their benchmarks. MultiFlex provides equity investors with tremendous diversification, offering participation in rising markets and protection of principal in falling markets. The target allocation for MultiFlex accounts at June 30, 1995 was: large capitalization stocks 18.6%, small capitalization stocks 24.7%, international stocks 22.7%, real estate securities 21.1%, and fixed income 12.9%.

     The EBI Equity Portfolio has continued to participate in a rapidly rising stock market for the first six months of 1995 without relying on the hot technology sector where we are underweighted. The fund was up 16.5% for the first half which lagged the market slightly. In the more difficult market of 1994, the Equity Fund exceeded the S&P 500 2.7% versus 1.3%, and for the twelve months ended June 30, 1995 EBI Equity was up 22.9%.

     Since its inception at May 1, 1995, the EBI International Value Portfolio is up 2.2%. The Fund's goal is to produce above market returns with less than market risk. As with our other disciplines, INVESCO's international approach emphasizes stability and consistency of returns. We are typically underweighted in Japan which historically has been a more volatile market. INVESCO, as a global organization, is uniquely positioned to manage international securities, drawing on the local knowledge and expertise of our portfolio managers and analysts in our eleven foreign offices.

     The EBI Real Estate Portfolio, also initiated May 1, 1995, utilizes the same risk-averse investment disciplines which have been employed for institutional accounts since 1988. The fund's goal is to provide a high total return over a long term investment period through a combination of dividend yield and capital appreciation. Real estate is currently rebounding from a deep depression. Equity real estate securities are an efficient way for investors to access the current return, appreciation potential and diversification benefits offered by the real estate market. Since inception (two months), the EBI Real Estate Fund is up 2.0%.

     Both fixed income portfolios, the EBI Income Portfolio and the EBI Relative Return Bond Portfolio exhibited strong performance for the first six months of 1995. EBI Income had a total return of 13.2% for the six months, resulting from our discipline which called for lengthening average maturities to thirteen years. The Relative Return Fund also posted strong gains, growing 10.1% for the six months.

     Once again, let me say how much we appreciate the confidence you have placed in INVESCO by allowing us to manage your investments in INVESCO/EBI. If you have any questions at all, please call our Shareholder Services toll-free line at
(800) 554-1156 or feel free to contact me directly.

     Sincerely,

     /s/ HUBERT L. HARRIS, JR.
     HLH:jm

     Enclosure

                                 The EBI Funds, Inc.
                          Statement of Investment Securities
                              June 30, 1995 (unaudited)


                                           Shares or
                                           Principal
Description                                 Amount        Value

EBI Flex Fund
COMMON STOCKS 63.60%
BASIC MATERIALS 3.79%
Alcan Aluminum Ltd.................          75,000   $ 2,268,750
Dow Chemical Co....................          45,000     3,234,375
Imperial Chemical Industries PLC
 Sponsored ADR.....................          50,000     2,437,500
Westvaco Corp......................          90,000     3,982,500
                                                        11,923,12

CAPITAL GOODS 6.57%
Boeing Co..........................          80,000     5,010,000
COMPAQ Computer Corp.*.............          75,000     3,403,125
General Electric Co................          75,000     4,228,125
Lockheed Martin Corp...............          81,500     5,144,687
Snap-On Tools Corp.................          75,000     2,906,250
                                                       20,692,187

CONSUMER CYCLICAL 8.99%
Deluxe Corp........................         100,000     3,312,500
Ford Motor Corp....................         150,000     4,462,500
K Mart Corp........................         200,000     2,925,000
Liz Claiborne, Inc.................         125,000     2,656,250
McDonald's Corp....................         110,000     4,303,750
Melville Corp......................         100,000     3,425,000
Rite-Aid Corp......................         125,000     3,203,125
Tandy Corp.........................          75,000     3,890,625
U.S. Industries, Inc...............           7,500       102,188
                                                       28,280,938

CONSUMER STAPLES 14.37%
Abbott Laboratories................         100,000     4,050,000
American Brands, Inc...............         100,000     3,975,000
American Home Products Corp........          60,000     4,642,500
Anheuser-Busch Cos., Inc...........          60,000     3,412,500
Columbia/HCA Healthcare, Inc.......         100,000     4,325,000
Fleming Companies, Inc.............          75,000     1,987,500
Heinz (H.J.) Co....................         100,000     4,437,500

Lilly (Eli) & Co...................          50,000   $ 3,925,000
Marion Merrell Dow, Inc............         100,000     2,550,000
Philip Morris Cos., Inc............          65,000     4,834,375
SuperValu, Inc.....................          87,000     2,533,875
Unilever N.V.......................          35,000     4,554,375
                                                       45,227,625

DIVERSIFIED 5.44%
DuPont (E.I.) de Nemours & Co......          50,000     3,437,500
Hanson PLC, Sponsored ADR..........         175,000     3,084,375
Minnesota Mining & Manufacturing Co.         60,000     3,435,000
National Service Industries, Inc...          75,000     2,165,625
Norsk Hydro, Sponsored ADR.........          50,000     2,087,500
Textron, Inc.                                50,000     2,906,250
                                                       17,116,250

ENERGY 3.33%
Amoco Corp.........................          50,000     3,331,250
Repsol, Sponsored ADR..............         110,000     3,478,750
Royal Dutch Petroleum Co...........          30,000    10,466,250

FINANCE 10.36%
American General Corp..............          70,000     2,362,500
Dun & Bradstreet Corp..............          60,000     3,150,000
First of America Bank Corp.........          75,000     2,784,375
Morgan Stanley Group, Inc..........          50,000     4,050,000
NationsBank Corp...................          75,000     4,021,875
NBD Bancorp, Inc...................         190,000     6,080,000
Ohio Casualty Corp.................         100,000     3,150,000
SAFECO Corp........................          60,000     3,446,250
Wachovia Corp......................         100,000     3,575,000
                                                       32,620,000

TECHNOLOGY 4.90%
Computer Associates International, Inc.      80,000     5,420,000
Hewlett-Packard Co.................          70,000     5,215,000
International Business Machines Corp.        50,000     4,800,000
                                                       15,435,000

TRANSPORTATION & SERVICES 1.09%
Browning-Ferris Industries, Inc....          95,000     3,431,875

UTILITIES 4.76%
NYNEX Corp.........................          75,000     3,018,750
Telefonica de Espana, Sponsored ADR          75,000     2,906,250
Telefonos de Mexico, Sponsored ADR          100,000     2,962,500
Texas Utilities Co.................         100,000     3,437,500
Unicom Corp........................         100,000     2,662,500
                                                       14,987,500
TOTAL COMMON STOCKS (Cost $154,682,044)              $200,180,750

FIXED INCOME SECURITIES 31.93%
U.S. GOVERNMENT OBLIGATIONS 27.22%
U.S. Treasury Notes
 8.500%, 08/15/1995................       1,000,000   $ 1,003,125
 7.375%, 05/15/1996................       2,500,000     2,534,375
 5.500%, 07/31/1997................       4,000,000     3,975,000
 8.250%, 07/15/1998................       2,000,000     2,127,500
 7.125%, 10/15/1998................       5,000,000     5,181,250
 8.875%, 02/15/1999................       4,250,000     4,657,732
 6.375%, 07/15/1999................       5,000,000     5,073,435
 8.750%, 08/15/2000................       5,000,000     5,598,435
 7.875%, 08/15/2001................       5,000,000     5,457,810
 9.375%, 02/15/2006................       4,250,000     5,254,063
 9.250%, 02/15/2016................      15,000,000    19,279,680
 8.125%, 08/15/2019................      12,000,000    13,998,740
 7.250%, 08/15/2022................       7,000,000     7,476,875
                                                       81,618,024

U.S. Treasury Strips PO
 0.000%, 08/15/2014................      15,000,000     4,055,250
TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $78,207,185).................                    85,673,274

U.S. GOVERNMENT AGENCY OBLIGATIONS 1.61%
Government National Mortgage Assn.
 6.500%, 10/15/2008 Pool #354668...       1,733,753   $ 1,709,364
 7.000%, 10/15/2008 Pool #372807...       1,617,383     1,622,429
 6.000%, 11/15/2008 Pool #365945...       1,779,711     1,722,974

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $5,273,596)..................                     5,054,767

CORPORATE BONDS 3.10%
FINANCE 0.94%
Associates Corp., North America, 4.750%,
 08/01/1996........................       1,500,000     1,479,503
NationsBank Corp., 5.375%, 04/15/2000     1,550,000     1,479,977
                                                        2,959,480

INDUSTRIAL 1.81%
Conagra, Inc., 9.750%, 11/01/1997..       1,000,000     1,072,772
Ford Motor Co., 7.500%, 11/15/1999          750,000       776,578
Illinois Tool Works, Inc., 7.500%,
 12/01/1998........................         600,000       621,904
PepsiCo, Inc., 5.000%, 02/24/1997         1,000,000       983,970
Rockwell International, Inc., 6.625%,
  06/01/2005.......................       1,500,000     1,490,493
Wal Mart Stores, Inc., 5.500%,
 03/01/1998........................         750,000       738,011
                                                        5,683,728

UTILITIES 0.35%
Carolina Power and Light Co., 5.000%,
 09/15/1998........................       1,000,000   $   960,040
Union Electric Co., 6.750%, 10/15/1999      150,000       151,018
                                                        1,111,058

TOTAL CORPORATE BONDS (Cost $9,885,969)                 9,754,266
TOTAL FIXED INCOME SECURITIES
(Cost $93,366,750).................                   100,482,307

SHORT TERM INVESTMENTS 4.47%
COMMERCIAL PAPER 1.58%
AT & T Capital Corp.
5.860%, 07/14/1995 (Cost $4,989,419)      5,000,000     4,989,419

OTHER SECURITIES 2.89%
United Missouri Bank, Money Market
Fiduciary ~ 5.079% (Cost $9,092,504)...   9,092,504     9,092,504

TOTAL SHORT TERM INVESTMENTS (Cost $14,081,923)        14,081,923

TOTAL INVESTMENTS
(100.00%)(Cost $262,130,717#)......                  $314,744,980

EBI Equity Fund
COMMON STOCKS 92.52%
BASIC MATERIALS 5.65%
Akzo N.V. ADR......................          13,800   $   826,275
Imperial Chemical Industries PLC ADR         33,200     1,618,500
Nalco Chemical Co..................          21,000       763,875
Pioneer Hi-Bred International, Inc.          25,000     1,050,000
Westvaco Corp......................          30,000     1,327,500
                                                        5,586,150

CAPITAL GOODS 10.98%
Automatic Data Processing, Inc.....          13,000   $   817,375
Boeing Co..........................          28,400     1,778,550
Browning-Ferris Industries, Inc....          23,500       848,937
Dover Corp.........................          10,300       749,325
Emerson Electric Co................          12,000       858,000
Lockheed Martin Corp...............          35,860     2,263,663
Pitney Bowes, Inc..................          25,700       986,238
Raytheon Co........................          19,700     1,529,213
WMX Technologies, Inc..............          36,000     1,021,500
                                                       10,852,801

CONSUMER CYCLICAL 13.97%
Cooper Tire and Rubber Co..........          52,000     1,267,500
Dillard Department Stores, Inc., Cl. A       31,300       919,437
Disney (Walt) Co...................          30,400     1,691,000
Donnelley (R.R.) & Sons Co.........          30,000     1,080,000
Fleming Companies, Inc.............          23,800       630,700
Home Depot, Inc....................          25,000     1,015,625
K Mart Corp........................          88,200     1,289,925
Maytag Corp........................          66,900     1,070,400
McDonald's Corp....................          53,400     2,089,275
Penney (J. C.) Co., Inc.                     20,000       960,000
Russell Corp.                                28,000       805,000
Shaw Industries, Inc.                        54,500       926,500
U.S. Industries, Inc.                         4,150        56,544
                                                       13,801,906

CONSUMER STAPLES 23.41%
Abbott Laboratories                          50,400     2,041,200
American Home Products Corp.                 21,000     1,624,875
Anheuser-Busch Cos., Inc.                    23,200     1,319,500
Columbia/HCA Healthcare, Inc.                35,200     1,522,400
Giant Food, Inc., Cl. A                      59,000     1,674,125
Heinz (H.J.) Co.                             38,900     1,726,187
Lilly (Eli) & Co.                            25,000     1,962,500

Manor Care, Inc.                             48,400   $ 1,409,650
Merck & Co., Inc.                            41,900     2,053,100
PepsiCo, Inc.                                35,000     1,596,875
Philip Morris Cos., Inc.                     25,000     1,859,375
Schering-Plough Corp.                        15,600       688,350
Tyson Foods, Inc., Cl. A                     46,000     1,063,750
UST, Inc.                                    34,000     1,011,500
Warner Lambert Co.                           18,300     1,580,663
                                                       23,134,050

DIVERSIFIED 6.18%
General Electric Co.                         29,000     1,634,875
Hanson PLC ADR                               83,000     1,462,875
Minnesota Mining & Manufacturing Co.         20,000     1,145,000
Textron, Inc.                                32,000     1,860,000
                                                        6,102,750

ENERGY 6.03%
Amoco Corp.                                  24,600     1,638,975
Exxon Corp.                                  22,000     1,553,750
Repsol, Sponsored ADR                        30,000       948,750
Royal Dutch Petroleum Co.                    14,900     1,815,937
                                                        5,957,412

FINANCE 14.25%
American General Corp.                       52,000     1,755,000
American International Group, Inc.           15,400     1,755,600
Boatmen's Bancshares, Inc.                   35,000     1,233,750
Dun & Bradstreet Corp.                       35,000     1,837,500
First of America Bank Corp.                  40,000     1,485,000
General RE Corp.                              4,400       589,050
Jefferson-Pilot Corp.                        16,000       876,000
MBIA, Inc.                                    7,000       465,500
Morgan Stanley Group, Inc.                   18,500     1,498,500
NBD Bancorp, Inc.                            53,800     1,721,600
SAFECO Corp.                                 15,000       861,562
                                                       14,079,062

TECHNOLOGY 6.95%
COMPAQ Computer Corp.*                       21,000       952,875
Computer Associates International, Inc.      31,000     2,100,250
Hewlett-Packard Co.                          28,000     2,086,000
International Business Machines Corp.        18,000     1,728,000
                                                        6,867,125

TRANSPORTATION & SERVICES 1.18%
Hunt (J.B.) Transport Services, Inc.         63,250     1,162,219

UTILITIES 3.92%
Cinergy Corp.......................          61,000   $ 1,601,250
SCE Corp.                                    62,000     1,061,750
Telefonos de Mexico, Sponsored ADR           40,800     1,208,700
                                                        3,871,700
TOTAL COMMON STOCKS (Cost $73,130,687)                 91,415,175

PREFERRED STOCKS 1.37%
AUTOMOBILE RELATED 1.37%
Ford Motor Corp. Pfd. A.
 (Cost $1,297,827).................          14,000     1,359,750

SHORT TERM INVESTMENTS 6.11%
COMMERCIAL PAPER 3.54%
Xerox Credit Corp.
5.950%, 07/07/95...................       1,500,000     1,498,513
Toys "R" Us, Inc.
5.900%, 07/11/95...................       1,000,000       998,361
Bell Atlantic Financial Services, Inc.
5.930%, 07/20/95...................       1,000,000       996,870
TOTAL COMMERCIAL PAPER (Cost $3,493,744)                3,493,744

OTHER SECURITIES 2.57%
United Missouri Bank, Money Market
Fiduciary ~ 5.079% (Cost $2,539,000)...   2,539,000     2,539,000
TOTAL SHORT TERM INVESTMENTS (Cost $6,032,744)          6,032,744

TOTAL INVESTMENTS
(100.00%) (Cost $80,461,258#)......                   $98,807,669

EBI MultiFlex Fund
COMMON STOCKS 84.78%
LARGE CAPITALIZATION EQUITIES 17.46%
Abbott Laboratories                          13,400   $   542,700
American General Corp.                       11,500       388,125
American Home Products Corp.                  5,500       425,563
American International Group, Inc.            3,700       421,800
Atlantic Richfield Co.                        3,900       428,025
Boatmen's Bancshares, Inc.                   14,100       497,025
Boeing Co.                                    3,400       212,925
Bristol-Myers Squibb Co.                      6,500       442,812
Cinergy Corp.                                18,000       472,500
Columbia/HCA Healthcare, Inc.                12,619       545,772
COMPAQ Computer Corp.*                        5,100       231,412
Computer Associates International, Inc.       3,600       243,900
Cooper Tire and Rubber Co.                    8,500       207,188
Dillard Dept. Stores, Inc., Cl. A             4,900       143,938
Disney (Walt) Co.                             9,600       534,000
Dow Chemical Co.                              6,600       474,375
Dun & Bradstreet Corp.                        8,000       420,000
Emerson Electric Co.                          6,200       443,300
Exxon Corp.                                   7,000       494,375
Federal National Mortgage Assn                5,200       490,750
Fleming Companies, Inc.                       9,000       238,500
Ford Motor Corp.                             18,400       547,400
Gannett Co., Inc.                             4,000       217,000
General Electric Co.                          8,000       451,000
General RE Corp.                              1,800       240,975
Hewlett-Packard Co.                           8,200       610,900
Home Depot, Inc.                              8,000       325,000
Johnson & Johnson                             7,900       534,238
K Mart Corp.                                 22,200       324,675
Lilly (Eli) & Co.                             5,400       423,900
Lockheed Martin Corp.                         7,116       449,198
Manor Care, Inc.                             11,700       340,762
Marsh & McLennan Companies, Inc.              2,600       210,925
McDonald's Corp.                             16,000       626,000
Merck & Co., Inc.                            12,300       602,700
Morgan Stanley Group, Inc.                    6,700       542,700
NBD Bancorp, Inc.                             9,300       297,600
PepsiCo, Inc.                                11,000       501,875
Philip Morris Cos., Inc.                      9,000       669,375
Pioneer Hi-Bred International, Inc.           5,500       231,000
Pitney-Bowes, Inc.                           14,000       537,250

Raytheon Co.                                  7,000   $   543,375
Roadway Services, Inc.                        6,000       283,500
Royal Dutch Petroleum Co.                     6,000       731,250
Russell Corp.                                 5,100       146,625
SAFECO Corp.                                  8,000       459,500
Schering-Plough Corp.                        12,800       564,800
Shaw Industries, Inc.                        21,000       357,000
Southern New England Telecommunications Corp.11,000       387,750
Texas Utilities Co.                           9,100       312,813
Textron, Inc.                                10,000       581,250
Toys "R" Us, Inc.*                            4,400       128,700
Tyson Foods, Inc., Cl. A                     15,000       346,875
Unicom Corp.                                 10,000       266,250
Vulcan Materials Co.                          6,400       348,800
Wachovia Corp.                               10,000       357,500
Westvaco Corp.                                8,000       354,000
Whirlpool Corp.                               6,500       357,500
WMX Technologies, Inc.                       18,300       519,263
                                                       24,030,209

SMALL CAPITALIZATION EQUITIES 22.75%
Acordia, Inc.                                 4,600   $   147,775
Acuson Corp.*                                 5,300        64,263
ACX Technologies, Inc.*                       5,100       212,925
Advanced Technology Laboratories, Inc.        8,300       130,725
AGCO Corp.                                    4,050       151,875
Airborne Freight Corp.                        1,400        28,350
A.L. Pharmaceuticals, Inc., Cl. A             4,000        75,000
Alaska Air Group, Inc.*                       9,200       169,050
Albank Financial Corp.                       13,200       344,850
Alberto-Culver Co., Cl. B                     4,900       148,225
Alexander's, Inc.*                              300        16,650
American Annuity Group, Inc.                 20,400       201,450
AMSCO International, Inc.*                   16,200       224,775
Ann Taylor Stores Corp.*                        400         9,300
Apple South, Inc.                             2,850        55,575
Applebee's International, Inc.                1,000        25,750
Arctco, Inc.                                    800         9,400
Armco, Inc.                                  33,100       223,425
Arrow Electronics, Inc.                         262        13,035
Arthur J. Gallagher & Co.                     1,500        54,562
Astoria Financial Group Corp.*                3,000       107,250
Augat, Inc.                                   1,900        38,950
Autocam Corp.*                                  840        10,080
Automotive Inds. Hldgs., Inc., Cl. A*         1,100        29,837
Baldor Electric Co.                           2,100        60,113
Banta Corp.                                   3,000        99,750
Bergen Brunswig Corp., Cl. A                  4,800       109,800
Berkley (W.R.) Corp.                          2,300        81,650

BHC Financial, Inc.                          11,600   $   189,950
Bio-Rad Laboratories, Inc., Cl. A*            8,000       288,000
Borg-Warner Automotive, Inc.                  2,100        59,850
Cadence Design Systems, Inc.                  7,100       229,863
Camco International, Inc.                     7,700       179,988
Canandaigua Wine Co., Inc.,Cl. A*             6,100       272,975
Carlisle Cos., Inc.                           2,700       103,275
Carmike Cinemas, Inc., Cl. A*                 1,400        33,950
Carpenter Technology Corp.                    2,800       190,750
Casey's General Stores, Inc.                    600        10,800
Castle Energy Corp.                           2,000        20,750
CCB Financial Corp.                           2,500       104,375
Cellular Communications, Inc.*                3,100        94,938
Cellular Communications, Inc., Cl.            7,800       354,900
Central Maine Power Co.                      19,600       232,750
Central Newspapers, Inc., Cl. A               6,400       189,600
Centura Banks, Inc.                           3,200        89,200
Chefs International, Inc.*                      400           200
Chesapeake Corp.                              5,100       158,737
Chesapeake Energy Corp.*                        500        12,875
Chris-Craft Industries, Inc.*                 2,884       100,940
Citizens Corp.                                  900        14,738
Clear Channel Communications, Inc.*           1,100        70,812
Cleveland-Cliffs, Inc.                        8,600       331,100
Coastal Bancorp.                              9,100       147,875
Collagen Corp.                                6,100       104,463
Commerce Bancorp, Inc.                          800        15,500
Commonwealth Energy Systems                   4,400       166,100
Community Psychiatric Centers*                4,600        51,750
Conner Peripherals, Inc.*                     4,400        54,450
Consolidated Stores Corp.*                   11,500       240,063
Corvel Corp.*                                   700        15,050
CPI Corp.                                    10,000       191,250
Credence Systems Corp.*                       7,200       217,800
Credit Acceptance Corp.*                      2,200        45,100
Cullen/Frost Bankers, Inc.                    2,000        81,000
Cypress Semiconductor Corp.*                 10,800       437,400
Cytec Industries, Inc.*                         400        16,350
Davidson & Associates, Inc.*                    400        15,900
Deposit Guaranty Corp.                        2,400        93,600
Devon Group, Inc.                             3,700       109,150
Dime Bancorp, Inc.                           25,665       256,650
Donaldson Co., Inc.                           2,000        52,250
E. W. Blanch Holdings, Inc.                   3,800   $    70,775
Eckerd Corp.*                                 2,100        67,200
Electroglas, Inc.*                            3,400       194,650
Emphesys Financial Group                      2,800        66,150
Express Scripts, Inc., Cl. A*                 1,000        35,250
Fibreboard Corp.                              5,000       120,000
FINOVA Group, Inc.                            5,400       189,000
First Commercial Corp.                        5,200       132,600
First Financial Corp. Wisc                    4,900        85,750
First Michigan Bank Corp.                     9,450       233,888
First Midwest Bancorp, Inc.                     600        14,813
Franklin Quest Co.*                           2,200        52,800
Fremont General Corp.                         4,620       111,457
FTP Software, Inc.*                          12,000       360,000
G & K Services, Inc., Cl. A                   1,050        20,475
Giant Industries, Inc.*                         900         7,650
Gibson Greetings, Inc.                        1,400        18,725
Global Marine, Inc.*                         35,700       205,275
GoodMark Foods, Inc.                          6,000        96,000
Grey Advertising, Inc.                          300        57,600
Gymboree Corp.*                               1,000        29,063
Harman International Industries, Inc.         2,100        85,050
Harnischfeger Industries, Inc.                7,100       245,838
Haverty Furniture Cos., Inc.                    100         1,025
Healthsource, Inc.*                           1,000        35,000
Hechinger Co., Cl. A                          9,500        68,281
Helene Curtis Industries, Inc.                2,500        71,250
Heritage Media Corp., Cl. A*                  2,500        72,188
Hillhaven Corp.*                             11,800       333,350
Hondo Oil & Gas Co.*                          3,000        54,000
Horizon Healthcare Corp.*                     1,100        19,662
IDEX Corp.*                                   1,350        45,225
Imperial Credit Industries, Inc.              2,600        32,175
Infinity Broadcasting Corp., Cl. A*           2,850        95,119
Input/Output, Inc.*                           1,000        36,000
Insurance Auto Auctions, Inc.*                1,000        29,250
Inter Regional Financial Group, Inc.*        12,600       371,700
International Imaging Materials, Inc.*        1,500        38,250
International Multifoods Corp.                  400         9,000
Interstate Power Co.                         14,500       349,812
InterVoice, Inc.*                             6,800       119,000
Intuit, Inc.*                                   400        30,400
Invacare Corp.                                1,300        53,950
J & L Specialty Steel, Inc.                  10,900       209,825
John Alden Financial Corp.                    1,800        30,825
K N Energy, Inc.                              4,600   $   116,725
KEMET Corp.*                                  6,700       351,750
Kennametal, Inc.                             11,400       401,850
Kent Electronics Corp.*                       1,500        56,813
Kinetic Concepts, Inc.                        8,100        57,712
KLA Instruments Corp.*                        1,100        84,975
Landstar System, Inc.*                        8,300       213,725
La-Z Boy Chair Co.                              500        13,188
LCI International, Inc.*                      3,600       110,250
Lennar Corp.                                 15,100       283,125
Life Partners Group, Inc.                     3,900        78,000
Lincare Holdings, Inc.*                       4,700       124,844
Liposome Company, Inc.*                         100         1,087
Living Centers of America*                    2,000        54,250
Logicon, Inc.                                   300        13,350
Luby's Cafeterias, Inc.                      13,500       271,687
Lukens, Inc.                                  7,100       228,975
Lydall, Inc.*                                17,200       378,400
MAF Bancorp, Inc.                             3,000        70,500
Magna Group, Inc.                            12,200       268,400
Mark Twain Bancshares, Inc.                   2,800        90,300
Maxim Integrated Products*                    3,400       173,400
McClatchy Newspapers, Inc., Cl. A             8,900       196,912
Measurex Corp.                               15,200       461,700
Media General, Inc., Cl.A                     3,300       103,125
Meredith Corp.                               20,800       527,800
Meyer (Fred), Inc.*                             100         2,712
Mine Safety Appliances Co.                    3,700       196,100
Multicare Companies*                          5,700        99,038
Mutual Risk Management Ltd                      700        23,450
Nautica Enterprises, Inc.*                      500        18,125
Nellcor, Inc.*                                2,100        94,500
NovaCare, Inc.*                                 400         3,250
Oakwood Homes Corp.                          11,000       281,875
OEA, Inc.                                    14,600       432,525
OrNda Healthcorp.*                            1,100        18,837
Outboard Marine Corp.                         4,800        94,200
Owens & Minor, Inc.                          22,100       276,250
People's Bank of Bridgeport, Connecticut     12,200       201,300
Photronics, Inc.*                             2,850        87,638
PhyCor, Inc.*                                   900        31,612
Physicians Health Svc., Inc., Cl. A*            100         2,650
Pioneer Group, Inc.                             600        16,125
Pioneer Standard Electronics, Inc.            4,650       113,925
Pittson Minerals Group                        7,800        77,025
Players International, Inc.*                  7,500   $   150,000
Pope & Talbot, Inc.                             600         9,750
Precision Castparts Corp.                    13,350       468,919
Premier Bancorp*                              1,700        30,600
Prime Hospitality Corp.*                      1,800        17,775
Project Software & Development, Inc.*         2,600        77,350
Protective Life Corp.                        22,600       615,850
Public Service Co., New Mexico*              14,400       205,200
Quick and Reilly Group, Inc.                    500        18,125
Quintiles Transnational Corp.*                2,100        94,500
Ralcorp Holdings, Inc.*                       7,200       164,700
Read-Write Corp.*                            14,900       398,575
Regal Beloit Corp.                           17,700       274,350
Regeneron Pharmaceuticals, Inc.*                400         3,600
Reliance Group Holdings, Inc.                 1,300         8,450
Rex Stores Corp.*                               800        11,200
Reynolds & Reynolds Co., Cl. A                2,300        67,850
Riggs National Corp.*                         6,900        68,137
Robert Half International, Inc.*              7,500       192,187
Rock-Tenn. Co., Cl. A                           200         3,550
Sanifill, Inc.*                                 900        28,237
SCI Systems, Inc.*                           15,400       385,000
SEI Corp.                                     6,600       148,500
Sequent Computer Systems, Inc.*               3,500        62,344
Sierra On-Line, Inc.*                         2,700        67,500
Silicon Valley Group, Inc.*                   2,200        79,750
Smith (A.O.) Corp.                            2,700        63,450
Smith International, Inc.*                   15,000       251,250
Smith's Food & Drug Centers, Inc., Cl. B     11,100       219,225
Smithfield Foods, Inc.*                         600        12,788
Sonat Offshore Drilling Co.                  14,900       428,375
Southwest Gas Corp.                          10,200       145,350
Sovereign Bancorp, Inc.                       3,400        32,725
Springs Industries, Inc., Cl. A               7,400       275,650
St. Paul Bancorp, Inc.                        8,300       185,712
Sterling Software, Inc.*                      2,300        88,550
Strawbridge & Clothier, Cl. A                 6,300       126,000
Student Loan Corp.                            1,600        43,000
SunGard Data Systems, Inc.*                   1,700        88,825
Sunrise Medical, Inc.*                        2,800        87,150
Surgical Care Affiliates, Inc.                2,800        53,550
Sybase, Inc.*                                   640        18,800
Symbol Technologies, Inc.*                    4,000   $   153,500
Synopsys, Inc.*                               7,600       475,950
Talbots, Inc.                                 1,600        63,600
TCF Financial Corp.                           1,600        76,000
Tech Data Corp.*                              3,500        40,031
Tejas Gas Corp.*                              1,000        49,625
Teleflex, Inc.                                2,100        90,300
Terra Industries, Inc.                        2,600        31,525
Tetra Tech, Inc.*                             4,375        77,656
Thermotrex Corp.*                            25,400       869,950
Tiffany & Co.                                 3,100       105,400
Toro Co.                                      7,000       196,000
Total Petroleum of North America, Ltd         5,300        58,300
Tracor, Inc.*                                 5,000        68,125
Tredegar Industries, Inc.                    21,400       532,325
True North Communications, Inc.               6,800       128,350
Union Corp.                                  17,500       277,813
Universal Health Services, Inc., Cl. B*       3,800       110,200
Vesta Insurance Group, Inc.                   3,900       134,062
Vicor Corp.*                                  1,500        67,406
Vigoro Corp.                                  3,200       132,800
Vivra, Inc.*                                  1,800        48,825
Waban, Inc.*                                  7,400       110,075
Washington National Corp.                     1,800        37,125
Watts Industries, Inc., Cl. A                 4,600       115,287
Werner Enterprises, Inc.                      2,500        50,000
West Co., Inc.                                6,800       190,400
West America Bancorp.                         2,800       103,600
Western Digital Corp.*                        3,600        62,550
Westpoint Stevens, Inc.*                     11,100       198,412
Wicor, Inc.                                   5,700       160,313
Williams Companies, Inc.                      1,130        39,409
Williams-Sonoma, Inc.*                        2,000        44,000
Wisconsin Central Transportation Corp.*       2,200       107,800
Wolverine Tube, Inc.*                         5,200       167,050
Wonderware Corp.*                             4,700       189,175
Worldcom, Inc.*                               1,700        45,900
Zilog, Inc.*                                  4,400       219,450
                                                       31,301,371
EBI MultiFlex Fund
INTERNATIONAL EQUITIES 19.70%
ABN-AMRO Hldgs N.V., ADR                      7,700   $   296,973
AEGON N.V., ADR                              40,750     1,421,156
AKZO N.V., ADR                               11,400       682,575
Amcor Ltd., ADR                              11,000       330,000
Associated British Foods Ltd., ADR           20,000       211,270
Australia & New Zealand Bkg. Group Ltd.,
 Sponsored ADR                                6,100       110,563
Banco Central Hispanoamerican, ADR           16,700       177,437
Banco De Santander SA, ADR                   20,900       822,938
BASF AG, ADR                                  4,000       170,736
Bass PLC, ADR                                18,300       345,412
Bayer AG, ADR                                27,400       680,980
British Gas PLC, ADR                            800        36,800
British Telecommunications PLC, ADR           4,800       301,200
Ciba Geigy A.G., Sponsored ADR               33,500     1,227,045
Commerzbank A.G., ADR                         2,400       114,718
Compagnie De Suez, ADR                        2,800        77,949
Compagnie Cervecerias, ADR                    5,100       135,788
CS Holding ADR                                7,700       176,273
CSR Ltd., ADR                                 7,800        97,308
Empresa Nacional De Electricidad, ADR         9,100       448,175
Fuji Photo Film Co., Ltd., ADR               22,000     1,045,000
Gambro AB, ADR                               60,100       848,912
Glaxo Holdings PLC, ADR                       8,100       197,438
Goodman Fielder Ltd., ADR                    57,900       192,072
Hafslund Nycomed A.S., Sponsored ADR          3,900        90,187
Heineken N.V., ADR                            2,000       302,482
Hitachi Ltd., ADR                             3,400       340,850
Hoechst A.G., ADR                             2,200       237,464
Hong Kong Electric, ADR                      41,400       140,719
Inchcape Berhad, ADR                        282,200       920,790
James Hardie Industries Ltd                  24,000        75,533
Kingfisher PLC, ADR                          14,100       190,669
Kirin Brewery Co., Ltd., ADR                  5,700       609,900
Konica Corp., ADR                             4,400       268,975
Koninklijke Ahold N.V., ADR                  27,300       969,150
Marui Ltd., ADR                              15,600       496,113
Matsushita Electric Industrial Co. Ltd., ADR  4,000       620,000
Mayne Nickless Ltd., ADR                      7,400       151,852
National Australia Bank, Ltd., ADR           19,800       792,000
National Power Final, ADR                     5,250       155,531
Nestle SA, Sponsored ADR                     17,400       905,404

Novo-Nordisk A/S, ADR                        27,300   $   733,687
Pacific Dunlop Ltd., ADR                     29,800       257,025
Petrofina SA, ADR                            13,500       407,501
Pioneer International Ltd. ADR               51,000       126,526
PowerGen PLC, ADR                             6,200       194,525
Sekisui Homes Ltd., ADR                       6,600       816,254
Shell Transport & Trading Co. ADR            10,100       730,987
Shiseido Ltd., ADR                           26,500       298,085
South China Morning Post., ADR              289,500       869,890
Southern Electric PLC, Sponsored ADR          9,000       183,844
TDK Corp., ADR                               12,100       550,550
Telefonica de Espana, Sponsored ADR           7,400       286,750
Telefonos de Mexico, "L", Sponsored ADR         500        14,813
Tesco PLC, Sponsored ADR                     17,600        81,199
Thomson-CSF, ADR*                             3,000        67,500
Total, ADR                                   18,600       562,650
Toyota Motor Co., ADR                        18,100       719,475
Unigate PLC, ADR                            166,700     1,075,398
Unilever N.V.                                 6,700       871,838
United Biscuits Group, Sponsored ADR         13,800        70,472
United Overseas Bk. Ltd., Sponsored ADR      17,760       335,499
Vitro Sociedad Anonima, ADR                   6,960        60,030
Willis Corroon Group PLC, ADR                20,200       242,400
Windsor Industrial Ltd. ADR                  20,700       137,775
                                                       27,111,010

REAL ESTATE EQUITIES 24.87%
Agree Realty Corp.                           37,000   $   610,500
Bay Apartment Communities, Inc.              54,800     1,068,600
Beacon Properties, Inc.                      38,000       755,250
CBL & Associates Prop                        51,800     1,029,525
CenterPoint Properties Corp.                 44,500       917,812
Colonial Properties Trust                    29,600       680,800
Crown American Realty Trust                  59,200       747,400
Developers Diversified Realty                12,000       345,000
Duke Realty Investments, Inc.                77,800     2,197,850
Evans Withycombe Residential                 50,300     1,024,863
Excel Realty Trust, Inc.                     29,000       576,375
Gables Residential Trust                     42,000       861,000
General Growth Properties, Inc.              48,500       988,188
Glimcher Realty Trust                        49,900     1,035,425
Health Care Reit, Inc.                       26,800       552,750
Highwoods Properties, Inc.                   37,000       943,500

Horizon Outlet Centers, Inc.                 32,000   $   744,000
JDN Realty Corp.                             50,000     1,018,750
Kimco Realty Corp.                           22,300       847,400
Koger Equity, Inc.*                         107,300       938,875
McArthur/Glen Realty                         13,000       190,125
Meditrust Inc. SBI                           27,100       924,788
Merry Land & Investment Co., Inc.            58,200     1,185,825
MGI Properties                               67,500     1,012,500
Nationwide Health Properties, Inc.           23,600       920,400
Oasis Residential, Inc.                      43,000       935,250
Paragon Group, Inc.                          65,900     1,227,388
Post Properties, Inc.                        23,300       704,825
Regency Realty Corp.                         35,800       608,600
ROC Communities, Inc.                        11,900       263,287
Shurgard Storage Centers, Inc.               36,800       846,400
Simon Property Group, Inc.                    7,200       180,900
Sizeler Property Investors, Inc.             48,800       463,600
Starwood Lodging Trust                       34,500       810,750
Storage Equities, Inc.                       62,200     1,018,525
Storage Trust Realty*                        58,800     1,190,700
Summit Properties, Inc.                      50,400       869,400
Tucker Properties Corp.                      65,000       788,125
Weeks Corp.*                                 33,200       830,000
Wellsford Residential Property Trust         47,200     1,073,800
Western Investment Real Estate Trust         24,300       288,562
                                                       34,217,613
TOTAL COMMON STOCKS (Cost $106,146,326) . . . . . . . 116,660,203

FIXED INCOME SECURITIES 15.22%
U.S. GOVERNMENT OBLIGATIONS 6.14%
U.S. Treasury Notes
8.500%, 11/15/2000                          700,000       778,968
8.000%, 05/15/2001                          800,000       876,250
7.500%, 11/15/2001                          475,000       509,586
6.250%, 02/15/2003                        3,600,000     3,607,873
8.750%, 05/15/2017                        2,175,000     2,682,725

TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $7,880,163) . . . . . . . . . . . . . . . . . .   8,455,402

U.S. GOVERNMENT AGENCY OBLIGATIONS 2.09%
Federal National Mortgage Assn., 94-20PA
5.450%, 06/25/2000                          317,622       315,179
Federal Home Loan Mortgage Corp., Pool
#190688 6.000%, 03/01/2009                  753,190       728,237

Federal Home Loan Mortgage Corp., 93-31 LC
7.000%, 08/25/2016                          700,000   $   674,968
Federal Home Loan Mortgage Corp., PO, Strip
  Series 1686 B
0.000%, 02/15/2024                          492,389       236,347
Federal National Mortgage Assn.
6.000%, 06/19/2025, Pool #190723            980,100       918,231

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $2,698,583) . . . . . . . . . . . . . . . . . .   2,872,962

MORTGAGE SECURITIES 0.37%
The Money Store Home Equity Trust
7.100%, 11/15/2016, 1994-B Series A-3       500,000       504,460

TOTAL MORTGAGE SECURITIES (Cost $498,049) . . . . . .     504,460

CORPORATE BONDS 6.62%
Associates Corp. North America,
8.800%, 03/01/1996                          849,000       863,435
Avco Financial Services Inc.,
7.500%, 11/15/1996                          900,000       915,679
Bear Stearns Co., 5.875%, 01/15/1996        800,000       798,414
Commercial Credit Corp., 8.000%, 09/01/1996 700,000       714,049
Dean Witter Discover & Co.,
5.000%, 04/01/1996                          500,000       496,036
General Motors Acceptance Corp.,
8.875%, 06/01/2010                          600,000       704,229
GTE Corp., 10.250%, 11/01/2020              620,000       726,890
International Lease Finance Corp.,
6.625%, 06/01/1996                          550,000       551,349
NationsBank Corp., 5.375%, 12/01/1995       500,000       498,585
NationsBank Corp., 4.750%, 08/15/1996       500,000       492,536
Norwest Corp., FRN, 6.928%, 02/24/1999      675,000       671,741
Province of Manitoba, 7.750%, 07/17/2016    480,000       504,499
Transamerica Finance Corp.,
8.550%, 06/15/1996                          585,000       594,944
WMX Technologies, Inc., 6.220%, 04/30/2004  550,000       579,409

TOTAL COPORATE BONDS (Cost $9,001,870)  . . . . . . .   9,111,795

EBI MultiFlex Fund
TOTAL FIXED INCOME SECURITIES
(Cost $20,078,665)  . . . . . . . . . . . . . . . . .  20,944,619

TOTAL INVESTMENTS
(100.00%) (Cost $126,224,991#)  . . . . . . . . .    $137,604,822

EBI International Value Fund
COMMON STOCKS 86.56%
INTERNATIONAL EQUITIES 86.56%
AEGON N.V., ADR                               1,000   $    34,875
Amcor Ltd., ADR                               1,400        42,000
Associated British Foods Ltd., ADR            2,500        26,409
Banco De Santander SA, ADR                      700        27,563
BASF AG, ADR                                    600        25,610
Bayer AG, ADR                                 1,000        24,853
British Airways PLC, ADR                        400        26,900
British Telecommunications PLC, ADR             400        25,100
Canon Inc., ADR                                 300        24,525
Carlton Communications PLC, ADR                 800        24,500
Ciba Geigy A.G., Sponsored ADR                  800        29,303
Dai Nippon Printing Ltd., ADR                   200        31,802
Elf Aquitaine, ADR                            1,200        44,700
Elsevier N.V., Sponsored ADR                  1,500        35,438
Fuji Photo Film Co., Ltd., ADR                1,000        47,500
Gambro AB, ADR                                2,000        28,250
Groupe Danone, Sponsored ADR                    800        26,933
Heineken N.V., ADR                              200        30,248
Hitachi Ltd., ADR                               500        50,125
HSBC Holdings PLC, ADR                          200        25,654
International Nederlanden Groep, ADR            500        27,636
Kirin Brewery Co., Ltd., ADR                    400        42,800
Koninklijke Ahold N.V., ADR                   1,200        42,600
LVMH Moet Hennessy, ADR                       1,200        43,500
Marui Ltd., ADR                               1,600        50,883
National Australia Bank, Ltd., ADR            1,500        60,000
Nestle SA, Sponsored ADR                        500        26,017
Novo-Nordisk A/S, ADR                         1,000        26,875
PowerGen PLC, ADR                               800        25,100
Repsol SA, ADR                                1,400        44,275
Royal Dutch Petroleum Co., ADR                  400        48,750
RWE Aktiengessellschaf SA, ADR                  700        24,301
Sandoz AG, ADR                                  800        27,567
Sekisui Homes Ltd., ADR                         350        43,286

SmithKline Beecham PLC, ADR                     700   $    31,675
Societe Generale Paris, ADR                   1,600        37,429
Stet Societa Finanziaria, ADR                 1,000        27,642
Swire Pacific Ltd., ADR                       7,000        53,376
Telefonica de Espana, Sponsored ADR             700        27,125
Unilever N.V.                                   200        26,025

TOTAL COMMON STOCKS (Cost $1,351,426) . . . . . . . .   1,369,150

SHORT TERM INVESTMENTS 13.44%
United Missouri Bank, Money Market Fiduciary ~
5.079% (Cost $212,607)                      212,607       212,607
TOTAL SHORT TERM INVESTMENTS  . . . . . . . . . . . .     212,607
TOTAL INVESTMENTS
(100.00%) (Cost $1,564,033#)  . . . . . . . . . . . .  $1,581,757

EBI Real Estate Fund
COMMON STOCKS 83.79%
REAL ESTATE EQUITIES 83.79%
Bay Apartment Communities, Inc.                1,000  $    19,500
Beacon Properties, Inc.                          500        9,937
CBL & Associates Prop.                           500        9,937
CenterPoint Properties Corp.                   1,000       20,625
Colonial Properties Trust                        500       11,500
Crown American Realty Trust                    1,000       12,625
Developers Diversified Realty                    500       14,375
Duke Realty Investments, Inc.                  1,500       42,375
Evans Withycombe Residential                   1,000       20,375
Excel Realty Trust, Inc.                         500        9,937
Gables Residential Trust                       1,000       20,500
General Growth Properties, Inc.                1,000       20,375
Glimcher Realty Trust                          1,000       20,750
Health Care Reit, Inc.                           500       10,313
Highwoods Properties, Inc.                     1,000       25,500
Horizon Outlet Centers, Inc.                     500       11,625
JDN Realty Corp.                               1,000       20,375
Kimco Realty Corp.                               500       19,000
Koger Equity, Inc.*                            2,500       21,875
Meditrust, Inc. SBI                              500       17,063
Merry Land & Investment Co., Inc.              1,000       20,375
MGI Properties                                 1,500       22,500
Nationwide Health Properties, Inc.               500       19,500

Oasis Residential, Inc.                          800  $    17,400
Paragon Group, Inc.                            1,500       27,938
Post Properties, Inc.                            500       15,125
Regency Realty Corp.                           1,000       17,000
ROC Communities, Inc.                            500       11,062
Shurgard Storage Centers, Inc.                   500       11,500
Simon Property Group, Inc.                       500       12,563
Sizeler Property Investors, Inc.               1,000        9,500
Starwood Lodging Trust                           700       16,450
Storage Equities, Inc.                         1,500       24,562
Storage Trust Realty*                          1,000       20,250
Summit Properties, Inc.                          500        8,625
Tucker Properties Corp.                        1,000       12,125
Weeks Corp.*                                     800       20,000
Wellsford Residential Property Trust           1,000       22,750

TOTAL COMMON STOCKS (Cost $663,327)                       667,787

SHORT TERM INVESTMENTS 16.21%
UNITED STATES TREASURY BILLS 3.76%
4.870%, 07/06/1995                            30,000       29,980

OTHER SECURITIES 12.45%
United Missouri Bank, Money Market Fiduciary ~
5.079%  . . . . . . . . . . . . . . . . . .   99,197       99,197

TOTAL SHORT TERM INVESTMENTS (Cost $129,177)  . . . .     129,177

TOTAL INVESTMENTS
(100.00%) (Cost $792,504#)  . . . . . . . . . . . . . $   796,964


EBI Income Fund
FIXED INCOME SECURITIES 99.69%
U.S. GOVERNMENT OBLIGATIONS 75.88%
U.S. Treasury Notes
9.500%, 11/15/1995                         1,000,000  $ 1,013,750
8.500%, 07/15/1997                         2,000,000    2,101,874
8.000%, 08/15/1999                           500,000      536,718
6.375%, 01/15/2000                           500,000      507,656
7.500%, 11/15/2001                         2,000,000    2,145,624
10.750%, 08/15/2005                        2,000,000    2,656,250
9.250%, 02/15/2016                         3,000,000    3,855,936
8.125%, 08/15/2019                         2,500,000    2,916,405
7.250%, 08/15/2022                         3,500,000    3,738,438
                                                       19,472,651

U.S. Treasury Strips PO
0.000%, 08/15/2014                         4,000,000    1,081,400

TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $18,945,483)                                     20,554,051

U.S. GOVERNMENT AGENCY OBLIGATIONS 10.69%
Federal Home Loan Mortgage
12.000%, 04/01/2000                           12,261       12,943
Government National Mortgage Assn.
6.500%, 10/15/2008 Pool #354668              977,447      963,698
6.000%, 10/15/2008 Pool #360191              565,172      547,154
7.000%, 10/15/2008 Pool #366622              944,759      947,707
6.000%, 11/15/2008 Pool #370907              439,630      425,614
                                                        2,884,173

TOTAL U.S. GOVERNMENT AGENCY
OBLIGATIONS(Cost $3,021,375)                            2,897,116

CORPORATE BONDS 13.12%
FINANCE 5.53%
Associates Corp., North America,
4.750%, 08/01/1996                         1,000,000 $    986,335
PHH Corp., Notes,
8.000%, 01/01/1997                           500,000      513,139
                                                        1,499,474

INDUSTRIAL 7.59%
Ford Motor Co.,
7.500%, 11/15/1999                           500,000      517,719
Limited, Inc.,
8.875%, 08/15/1999                           500,000      538,969
Rockwell International, Inc.,
6.625%, 06/01/2005                           500,000      496,831
Waste Management, Inc.,
6.375%, 07/01/1997                           500,000      502,109
                                                        2,055,628

TOTAL CORPORATE BONDS (Cost $3,579,112) . . . . . . .   3,555,102

TOTAL FIXED INCOME SECURITIES (Cost $25,545,970)  . .  27,006,269

SHORT TERM INVESTMENTS .31%
United Missouri Bank, Money Market Fiduciary ~
5.079% (Cost $83,000)                       83,000       83,000

TOTAL INVESTMENTS (100.00%) (Cost $25,628,970#) . . . $27,089,269

EBI Relative Return Bond Fund
FIXED INCOME SECURITIES 85.74%
U.S.GOVERMENT OBLIGATIONS 56.40%
U.S. Treasury Notes
4.250%, 07/31/1995                           175,000   $  174,781
3.875%, 10/31/1995                            40,000       39,775
4.250%, 11/30/1995                           100,000       99,438
6.000%, 06/30/1996                            40,000       40,100
6.000%, 12/31/1997                           150,000      150,563
6.500%, 04/30/1999                           115,000      117,085
8.000%, 05/15/2001                            75,000       82,148
6.375%, 08/15/2002                            50,000       50,547
6.250%, 02/15/2003                           290,000      290,634
8.750%, 05/15/2017                           435,000      536,545
7.875%, 02/15/2021                            65,000       74,019

TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $1,576,174)                                       1,655,635

U.S. GOVERNMENT AGENCY OBLIGATIONS 11.92%
Federal National Mortgage Assn. Super Pac
5.450%, 06/25/2000                            42,350       42,024
Federal National Mortgage Assn. Pool #50973
6.000%, 01/01/2009                            85,599       82,763
Federal Home Loan Mortgage Corp. Super Pac, P2
5.250%, 10/15/2000                            50,000       49,524
Federal Home Loan Mortgage Corp. TMS Series A3
7.100%, 11/15/2016                            50,000       50,446
Federal Home Loan Mortgage Corp. PO Strip
Series 1686 0.000%, 02/15/2024                67,760       32,525
Federal National Mortgage Assn. Pool #190723
6.000%, 04/01/2024                            99,000       92,750

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $331,822)                                           350,032


EBI Relative Return Bond Fund
CORPORATE SECURITIES 17.42%
Associates Corp. North America,
8.375%, 06/01/1996                            40,000  $    40,791
Commercial Credit Corp., 8.000%, 09/01/1996   35,000       35,702
Dean Witter Discover & Co.,
5.000%, 04/01/1996                            50,000       49,604
Ford Motor Credit Corp.,
9.250%, 06/15/1998                            35,000       37,625
GTE Corp., 10.250%, 11/01/2020               100,000      117,240
International Lease Finance Corp.,
6.625%, 06/01/1996                            40,000       40,098
NationsBank Corp., 4.750%, 08/15/1996        100,000       98,507
Norwest Corp., FRN, 6.928%, 02/24/1999        50,000       49,759
WMX Technologies, Inc., 6.220%, 04/30/2004    40,000       42,139

TOTAL CORPORATE SECURITIES (Cost $508,323)  . . . . .     511,465

TOTAL FIXED INCOME SECURITIES (Cost $2,416,319) . . .   2,517,132

SHORT TERM INVESTMENTS 14.26%
United Missouri Bank, Money Market Fiduciary ~
5.079% (Cost $418,716)                     418,716      418,716

TOTAL INVESTMENTS (100.00%) (Cost $2,835,035#)         $2,935,848
_________________________________________________________________


                                   Effective  Shares or
                                   Interest   Principal
Description                        Rate %      Amount     Value

EBI Cash Management Fund
SHORT-TERM INVESTMENTS 100.00%
COMMERCIAL PAPER 99.50%
American General Finance Corp.,
07/05/1995. . . . . . . . . . . .    5.880    $700,000 $  699,543
Gillette Co., 07/05/1995  . . . .    5.870     700,000    699,543
Dow Chemical Co., 07/06/1995  . .    5.960     700,000    699,421
Snap-On Tools Corp., 07/06/1995 .    5.930     700,000    699,423
Ciesco L.P., 07/10/1995 . . . . .    5.950     400,000    399,405
Idaho Power Corp., 07/10/1995 . .    5.900     700,000    698,967
Coca-Cola Co., 07/11/1995 . . . .    5.920     700,000    698,849
Toys "R" Us, Inc., 07/11/1995 . .    5.880     700,000    698,857
Ford Motor Credit Co., 07/12/1995    5.970     600,000    598,906
GTE Florida, Inc., 07/12/1995 . .    6.000     700,000    698,717
Alabama Power Co., 07/13/1995 . .    5.900     700,000    698,623
AT & T Corp., 07/14/1995  . . . .    5.950     700,000    698,496
Progress Capital Holdings Corp.,
07/14/1995  . . . . . . . . . . .    5.990     700,000    698,486
Raytheon Co., 07/14/1995  . . . .    5.950     700,000    698,496
General Electric Capital Corp.,
07/18/1995  . . . . . . . . . . .    5.940     700,000    698,037
Bell Atlantic Financial Corp.,
07/20/1995  . . . . . . . . . . .    5.930     700,000    697,809
Prudential Funding Corp.,
07/21/1995  . . . . . . . . . . .    5.930     750,000    747,529
Chevron Oil Finance Corp.,
07/24/1995  . . . . . . . . . . .    5.900     750,000    747,173
Ford Motor Credit Co., 07/25/1995    5.960     150,000    149,404
MetLife Funding, Inc., 07/28/1995    5.920     700,000    696,892
Xerox Corp., 08/04/1995 . . . . .    5.930     800,000    800,000
Fluor Corp., 08/08/1995 . . . . .    5.940     700,000    695,611
Cargill, Inc., 08/11/1995 . . . .    5.820     700,000    695,360
PepsiCo, Inc., 08/11/1995 . . . .    5.950     700,000    695,256
National Rural Utilities Co.,
08/21/1995  . . . . . . . . . . .    5.900     800,000    793,313

TOTAL COMMERCIAL PAPER (Cost $16,797,636) . .          16,797,636

OTHER SECURITIES 0.50%
United Missouri Bank,
 Money Market Fiduciary ~
(Cost $84,000)  . . . . . . . . .    5.079      84,000     84,000

TOTAL INVESTMENTS
(100.00%) (Cost $16,881,636#) . . . . . . . .         $16,881,636

* Security is non-income producing.
~ Principal and interest are payable on demand.
# Also represents cost for income tax purposes.
See notes to financial statements.

                                 The EBI Funds, Inc.
                         Statement of Assets and Liabilities
                                  June 30, 1995
                                     (Unaudited)

                                     EBI           EBI
                                   Equity         Flex
                                    Fund          Fund

          ASSETS
          Investment securities:
            At cost                $80,461,258   $262,130,717
            At value               $98,807,669   $314,744,980
          Cash                             910            748
          Receivables:
            Fund shares sold           122,651      1,147,511
            Dividends and interest     188,820      2,846,893
            Investment securities sold       0              0
          TOTAL ASSETS              99,120,050    318,740,132

          LIABILITIES
          Payables:
            Distributions to shareholders      0             0
            Investment securities purchased    0             0
            Fund shares repurchased       823,362       55,506
            Other                         177,849      576,438
          TOTAL LIABILITIES             1,001,211      631,944
          NET ASSETS                  $98,118,839   $318,108,188

          NET ASSETS
          Paid-in capital             $78,820,587   $264,629,176
          Accumulated undistributed
            (overdistributed) net
            investment income             (2,284)        (3,848)
          Accumulated net realized gain
            (loss) on investments         954,125       868,597
          Unrealized net appreciation
            of investments             18,346,411     52,614,263
          Net assets                  $98,118,839   $318,108,188
          Shares outstanding            1,514,849      5,492,879
          Net asset value per share   $     64.77    $     57.91


          See notes to financial statements.

                                 The EBI Funds, Inc.
                         Statement of Assets and Liabilities
                                  June 30, 1995

                                            EBI         EBI
                                         MultiFlex   International
                                           Fund        Value Fund
          ASSETS
          Investment securities:
            At cost                     $126,224,991      $ 1,564,033
            At value                    $137,604,822      $ 1,581,757
          Cash                                     0                0
          Receivables:
            Fund shares sold                 402,283           75,933
            Dividends and interest           850,143            4,728
            Investment securities sold     1,689,092                0
          TOTAL ASSETS                   140,546,340        1,662,418

          LIABILITIES
          Payables:
            Distributions to shareholders           0                0
            Investment securities purchased  1,902,604               0
            Fund shares repurchased             59,937               0
            Other                              447,687           2,733
          TOTAL LIABILITIES                  2,410,228           2,733
          NET ASSETS                      $138,136,112      $1,659,685

          NET ASSETS
          Paid-in capital                 $128,143,988      $1,637,346
          Accumulated undistributed
            (overdistributed) net
            investment income                  396,422           4,634
          Accumulated net realized gain
            (loss) on investments           (1,784,129)            (19)
          Unrealized net appreciation
            of investments                  11,379,831          17,724
          Net assets                      $138,136,112      $1,659,685
          Shares outstanding                 3,216,903          40,618
          Net asset value per share         $    42.94       $   40.86


          See notes to financial statements.

                                 The EBI Funds, Inc.
                         Statement of Assets and Liabilities
                                  June 30, 1994
                                     (Unaudited)

                                          EBI Income     EBI Relative
                                             Fund        Return Bond
                                                            Fund

          ASSETS
          Investment securities:
            At cost                     $  25,628,970   $  2,835,035
            At value                    $  27,089,269   $  2,935,848
          Cash                                    231              0
          Receivables:
            Fund shares sold                   11,243              0
            Dividends and interest            591,186         29,956
            Investment securities sold              0              0
          TOTAL ASSETS                     27,691,929      2,965,804

          LIABILITIES
          Payables:
            Distributions to shareholders           0              0
            Investment securities purchased         0              0
            Fund shares repurchased            55,498              0
            Other                              51,828          3,614
          TOTAL LIABILITIES                   107,326          3,614
          NET ASSETS                     $ 27,584,603   $  2,962,190

          NET ASSETS
          Paid-in capital               $  28,066,797   $  2,915,626
          Accumulated undistributed
            (overdistributed) net investment
            income                                (44)           (10)
          Accumulated net realized gain
            (loss) on investments          (1,942,449)       (54,239)
          Unrealized net appreciation
            of investments                  1,460,299        100,813
          Net assets                    $  27,584,603   $  2,962,190
          Shares outstanding                  551,410         74,220
          Net asset value per share     $       50.03   $      39.91


          See notes to financial statements.

                                 The EBI Funds, Inc.
                         Statement of Assets and Liabilities
                                  June 30, 1995
                                     (Unaudited)

                                         EBI Cash        EBI
                                        Management    Real Estate
                                           Fund          Fund
          ASSETS
          Investment securities:
            At cost                   $   16,881,636      $792,504
            At value                  $   16,881,636      $796,964
          Cash                                   296             0
          Receivables:
            Fund shares sold                       0             0
            Dividends and interest              2,101        4,807
            Investment securities sold              0            0
          TOTAL ASSETS                     16,884,033      801,771

          LIABILITIES
          Payables:
            Distributions to shareholders      21,773            0
            Investment securities purchased         0       96,113
            Fund shares repurchased                 0            0
            Other                              14,093          983
          TOTAL LIABILITIES                    35,866       97,096

          NET ASSETS                    $   16,848,167     704,675

          NET ASSETS
          Paid-in capital               $   16,848,442     $695,940
          Accumulated undistributed
            (overdistributed) net investment
            income                                   0        4,276
          Accumulated net realized gain
            (loss) on investments                 (275)          (1)
          Unrealized net appreciation
            of investments                           0        4,460
          Net assets                    $   16,848,167      704,675
          Shares outstanding                16,848,442       17,281
          Net asset value per share     $         1.00        40.78


          See notes to financial statements.

                                 The EBI Funds, Inc.
                               Statement of Operations
                           Six Months Ended June 30, 1995
                                     (Unaudited)

                                  EBI          EBI        EBI
                                 Equity       Flex     MultiFlex
                                  Fund        Fund        Fund

          INVESTMENT INCOME
          INCOME
          Dividends           $ 1,154,380 $ 2,765,147 $2,004,823
          Interest                161,948   4,056,615 $1,031,540
          TOTAL INCOME          1,316,328   6,821,762  3,036,363

          EXPENSES
          Investment advisory
           fees (Note 2)          323,438   1,026,982    645,438
          Distribution fees
           (Note 2)               431,250   1,369,308    645,438
          Operating services
           fees (Note 2)          215,625     684,654    307,765
          TOTAL EXPENSES          970,313   3,080,944  1,598,641
          NET INVESTMENT INCOME   346,015   3,740,818  1,437,722

          REALIZED AND UNREALIZED
           GAIN (LOSS) ON
           INVESTMENT SECURITIES
          Net realized gain (loss)
           on investments         924,507   1,040,611      3,583
          Change in unrealized
           net appreciation
           of investments      11,850,194  36,410,947 11,939,352
          NET GAIN (LOSS) ON
           INVESTMENTS         12,774,701  37,451,558 11,942,935
          Net increase
           in net assets resulting
           from operations    $13,120,716 $41,192,376$13,380,657

          See notes to financial statements.

                                 The EBI Funds, Inc.
                               Statement of Operations
                           Six Months Ended June 30, 1995
                                     (Unaudited)

                                   EBI    EBI Relative  EBI Cash
                                  Income   Return Bond Management
                                  Fund       Fund        Fund

          INVESTMENT INCOME
          INCOME
          Dividends           $         0 $         0 $        0
          Interest                974,589      97,833    463,993
          TOTAL INCOME            974,589      97,833    463,993

          EXPENSES
          Investment advisory
           fees (Note 2)           97,947       7,313     38,556
          Distribution fees
           (Note 2)               130,597       7,313          0
          Operating services
           fees (Note 2)           65,298       7,314     38,556
          TOTAL EXPENSES          293,842      21,940     77,112
          NET INVESTMENT INCOME   680,747      75,893    386,881

          REALIZED AND UNREALIZED
           GAIN (LOSS) ON
           INVESTMENT SECURITIES
          Net realized gain (loss)
           on investments          60,372         923        (66)
          Change in unrealized
           net appreciation
           of investments       2,522,875     203,408          0
          NET GAIN (LOSS) ON
           INVESTMENTS          2,583,247     204,331        (66)
          Net increase
           in net assets resulting
           from operations    $ 3,263,994 $   280,224  $ 386,815

          See notes to financial statements.

                                 The EBI Funds, Inc.
                               Statement of Operations
                           Six Months Ended June 30, 1995
                                     (Unaudited)

                                      EBI           EBI
                                 International  Real Estate
                                  Value Fund(1)      Fund(1)

          INVESTMENT INCOME
          INCOME
          Dividends                $     4,900 $     4,522
          Interest                       3,677         951
          TOTAL INCOME                   8,577       5,473

          EXPENSES
          Investment advisory
           fees (Note 2)                 1,577         449
          Distribution fees
           (Note 2)                      1,577         499
          Operating services
           fees (Note 2)                   789         249
          TOTAL EXPENSES                 3,943       1,197
          NET INVESTMENT INCOME          4,634       4,276
          REALIZED AND UNREALIZED
           GAIN (LOSS) ON
           INVESTMENT SECURITIES
          Net realized gain (loss)
           on investments                  (19)         (1)
          Change in unrealized
           net appreciation
           of investments               17,724       4,460
          NET GAIN (LOSS) ON
           INVESTMENTS                  17,705       4,459
          Net increase
           in net assets resulting
           from operations         $    22,339 $     8,735


          (1) For the period May 1, 1995 (commencement of operations)
          through June 30, 1995.

          See notes to financial statements.

                                 The EBI Funds, Inc.
                         Statement of Changes in Net Assets


                                             EBI Equity Fund
                                        Six Months  Year
                                           Ended     Ended
                                        June 30,    December 31,
                                          1995        1994
                                             (unaudited)

          OPERATIONS
          Net investment income         $   346,015  $  479,946
          Net realized gain (loss)
           on investments                   924,507   6,360,957
          Change in unrealized net appreciation
           (depreciation) of investments 11,850,194 (4,712,275) NET INCREASE (DECREASE) IN NET
           ASSETS FROM OPERATIONS        13,120,716   2,128,628
          DISTRIBUTIONS TO SHAREHOLDERS
          Net investment income            (354,051)   (476,139)
          Net realized gain on investments        0  (6,484,023)
          TOTAL DISTRIBUTIONS              (354,051) (6,960,162)
          CAPITAL SHARE TRANSACTIONS
          Proceeds from sale of shares   13,469,673  15,904,991
          Reinvestment of distributions     264,709   5,464,054
                                         13,734,382  21,369,045
          Amount paid for repurchase of shares
                                        (6,310,895) (25,267,819)
          NET INCREASE (DECREASE) IN NET
           ASSETS FROM CAPITAL SHARE
           TRANSACTIONS                   7,423,487  (3,898,774)
          Total increase (decrease) in net assets
                                        20,190,152   (8,730,308)
          NET ASSETS
          Beginning of period           77,928,687   86,658,995
          End of period                $98,118,839  $77,928,687
          Accumulated undistributed
           (overdistributed) net investment
           income included in net assets at
           end of period                $    (2,284) $    5,752

________________________________________________________________
          CAPITAL SHARE TRANSACTIONS
          Shares sold                        220,796    265,696
          Shares issued from reinvestment
           of distributions                    4,225     96,921
                                             225,021    362,617
          Shares repurchased               (105,888)  (420,707)
          Net increase (decrease) in
           capital shares                    119,133    (58,090)

          See notes to financial statements.

                                 The EBI Funds, Inc.
                         Statement of Changes in Net Assets


                                                 EBI Flex Fund
                                        Six Months    Year
                                         Ended        Ended
                                        June 30,    December 31,
                                          1995        1994
                                                  (unaudited)
          OPERATIONS
          Net investment income         $ 3,740,818  $ 5,889,876
          Net realized gain (loss)
           on investments                 1,040,611   12,398,071
          Change in unrealized net appreciation
           (depreciation) of investments 36,410,947 (16,818,380) NET INCREASE (DECREASE) IN NET
           ASSETS FROM OPERATIONS        41,192,376   1,469,567
          DISTRIBUTIONS TO SHAREHOLDERS
          Net investment income          (3,773,350) (5,854,696)
          Net realized gain on investments        0 (12,579,717)
          TOTAL DISTRIBUTIONS            (3,773,350)(18,434,413)
          CAPITAL SHARE TRANSACTIONS
          Proceeds from sale of shares   56,511,111  51,594,730
          Reinvestment of distributions   3,179,849  15,701,393
                                         59,690,960  67,296,123
          Amount paid for repurchase of shares
                                        (22,849,791)(80,831,906)
          NET INCREASE (DECREASE) IN NET
           ASSETS FROM CAPITAL SHARE
           TRANSACTIONS                  36,841,169 (13,535,783)
          Total increase (decrease) in net assets
                                         74,260,195 (30,500,629)
          NET ASSETS
          Beginning of period           243,847,993 274,348,622
          End of period               $318,108,188 $243,847,993
          Accumulated undistributed
           (overdistributed) net investment
           income included in net assets at
           end of period               $     (3,848) $   36,710

________________________________________________________________
          CAPITAL SHARE TRANSACTIONS
          Shares sold                     1,027,062     964,467
          Shares issued from reinvestment
           of distributions                  56,771     306,095
                                          1,083,833   1,270,562
          Shares  repurchased              (419,712) (1,507,311)
          Net increase (decrease) in
           capital shares                   664,121    (236,749)

          See notes to financial statements.

                                 The EBI Funds, Inc.
                         Statement of Changes in Net Assets

                                            EBI MultiFlex Fund
                                             Six Months  Year
                                             Ended       Ended
                                             June 30,    December 31,
                                               1995        1994
                                                  (unaudited)
          OPERATIONS
          Net investment income         $  1,437,722  $1,639,535
          Net realized gain (loss)
           on investments                      3,583  (1,785,609)
          Change in unrealized net appreciation
           (depreciation) of investments  11,939,352    (625,088)
          NET INCREASE (DECREASE) IN NET
           ASSETS FROM OPERATIONS         13,380,657    (771,162)
          DISTRIBUTIONS TO SHAREHOLDERS
          Net investment income          (1,043,272) (1,638,474)
          Net realized gain on investments        0           0
          TOTAL DISTRIBUTIONS            (1,043,272) (1,638,474)
          CAPITAL SHARE TRANSACTIONS
          Proceeds from sale of shares   27,295,055 123,515,314
          Reinvestment of distributions     923,724   1,424,166
                                         28,218,779 124,939,480
          Amount paid for
            repurchase of shares        (22,640,340)(14,550,357)
          NET INCREASE (DECREASE) IN NET
           ASSETS FROM CAPITAL SHARE
           TRANSACTIONS                   5,578,439 110,389,123
          Total increase (decrease) in net
          assets                         17,915,824 107,979,487

          NET ASSETS
          Beginning of period           120,220,288  12,240,801
          End of period               $138,136,112 $120,220,288
          Accumulated undistributed
           (overdistributed) net investment
           income included in net assets at
           end of period               $    396,422 $       804

________________________________________________________________
          CAPITAL SHARE TRANSACTIONS
          Shares sold                        676,008   3,102,568
          Shares issued from reinvestment
           of distributions                   22,296     36,277
                                             698,304   3,138,845
          Shares repurchased               (553,465)   (371,608)
          Net increase (decrease) in
           capital shares                    144,839   2,767,237

          See notes to financial statements.

                                 The EBI Funds, Inc.
                         Statement of Changes in Net Assets

                                                 EBI Income Fund
                                            Six Months   Year
                                            Ended        Ended
                                            June 30,    December 31,
                                              1995        1994
                                                  (unaudited)


          OPERATIONS
          Net investment income          $   680,747  $1,638,133
          Net realized gain (loss)
           on investments                     60,372  (1,092,593)
          Change in unrealized net appreciation
           (depreciation) of investments   2,522,875  (1,271,405)
          NET INCREASE (DECREASE) IN NET
           ASSETS FROM OPERATIONS          3,263,994    (725,865)
          DISTRIBUTIONS TO SHAREHOLDERS
          Net investment income             (668,665) (1,627,655)
          Net realized gain on investments         0           0
          TOTAL DISTRIBUTIONS               (668,665) (1,627,655)
          CAPITAL SHARE TRANSACTIONS
          Proceeds from sale of shares     3,809,188   6,797,165
          Reinvestment of distributions      540,272   1,262,826
                                           4,349,460   8,059,991
          Amount paid for repurchase of
           shares                         (4,827,200)(23,111,481)
          NET INCREASE (DECREASE) IN NET
           ASSETS FROM CAPITAL SHARE
           TRANSACTIONS                     (477,740)(15,051,490)
          Total increase (decrease) in net
             assets                       (2,117,589)(17,405,010)
          NET ASSETS
          Beginning of period             25,467,014  42,872,024
          End of period                  $27,584,603 $25,467,014
          Accumulated undistributed
           (overdistributed) net investment
           income included in net assets at
           end of period                 $       (44) $   (7,929)

________________________________________________________________
          CAPITAL SHARE TRANSACTIONS
          Shares sold                          79,284    145,083
          Shares issued from reinvestment
           of distributions                    11,322     27,130
                                               90,606    172,213
          Shares repurchased                 (101,014)  (492,542)
          Net increase (decrease) in
           capital shares                     (10,408)  (320,329)

          See notes to financial statements.

                                 The EBI Funds, Inc.
                         Statement of Changes in Net Assets


                                         EBI Relative Return Bond Fund
                                         Six Months     Year
                                         Ended          Ended
                                         June 30,    December 31,
                                          1995        1994
                                                  (unaudited)
          OPERATIONS
          Net investment income        $    75,893  $  110,889
          Net realized gain (loss)
           on investments                       923     (54,981)
          Change in unrealized net appreciation
           (depreciation) of investments      203,408     (96,893)
          NET INCREASE (DECREASE) IN NET
           ASSETS FROM OPERATIONS             280,224     (40,985)
          DISTRIBUTIONS TO SHAREHOLDERS
          Net investment income               (76,084)   (110,981)
          Net realized gain on investments         0           0
          TOTAL DISTRIBUTIONS                  (76,084)   (110,981)
          CAPITAL SHARE TRANSACTIONS
          Proceeds from sale of shares          408,627   2,634,968
          Reinvestment of distributions          73,354     105,960
                                                481,981   2,740,928
          Amount paid for repurchase of shares (891,807)   (678,483)
          NET INCREASE (DECREASE) IN NET
           ASSETS FROM CAPITAL SHARE
           TRANSACTIONS                         (409,826)  2,062,445
          Total increase (decrease) in net assets (205,686)  1,910,479
          NET ASSETS
          Beginning of period                   3,167,876   1,257,397
          End of period                       $ 2,962,190  $3,167,876
          Accumulated undistributed
           (overdistributed) net investment
           income included in net assets at
           end of period                      $       (10) $      116

________________________________________________________________
          CAPITAL SHARE TRANSACTIONS
          Shares sold                            10,521      68,611
          Shares issued from reinvestment
           of distributions                        1,911       2,795
                                                  12,432      71,406
          Shares repurchased                     (23,366)    (17,847)
          Net increase (decrease) in
           capital shares                        (10,934)     53,559
          See notes to financial statements.

                                 The EBI Funds, Inc.
                         Statement of Changes in Net Assets

                                   EBI Cash Management Fund
                                         Six Months  Year
                                         Ended       Ended
                                         June 30,    December 31,
                                         1995        1994
                                             (unaudited)

          OPERATIONS
          Net investment income           $   386,881  $  605,091
          Net realized gain (loss)
           on investments                         (66)       (192)
          Change in unrealized net appreciation
           (depreciation) of investments            0           0
          NET INCREASE (DECREASE) IN NET
           ASSETS FROM OPERATIONS               386,815     604,899
          DISTRIBUTIONS TO SHAREHOLDERS
          Net investment income                (386,881)   (605,091)
          Net realized gain on investments           0           0
          TOTAL DISTRIBUTIONS                  (386,881)   (605,091)
          CAPITAL SHARE TRANSACTIONS
          Proceeds from sale of shares        15,048,115  36,063,570
          Reinvestment of distributions          232,568     393,345
                                              15,280,683  36,456,915
          Amount paid for repurchase of
          shares                            (13,643,963) (35,072,549)
          NET INCREASE (DECREASE) IN NET
           ASSETS FROM CAPITAL SHARE
           TRANSACTIONS                       1,636,720   1,384,366
          Total increase (decrease) in net assets 1,636,654  1,384,174
          NET ASSETS
          Beginning of period                  15,211,513  13,827,339
          End of period                       $16,848,167 $15,211,513
          Accumulated undistributed
           (overdistributed) net investment
           income included in net assets at
           end of period                     $         0  $        0

________________________________________________________________
          CAPITAL SHARE TRANSACTIONS
          Shares sold                         15,048,115  36,063,570
          Shares issued from reinvestment
           of distributions                      232,568     393,345
                                              15,280,683  34,456,915
          Shares repurchased                 (13,643,963)(35,072,549)
          Net increase (decrease) in
           capital shares                      1,636,720   1,384,366

          See notes to financial statements.

                                 The EBI Funds, Inc.
                         Statement of Changes in Net Assets

                                        EBI          EBI
                                     International Real Estate
                                      Value Fund    Fund
                                      Period      Period
                                      Ended       Ended
                                      June 30,    June 30,
                                      1995*       1995*
                                     (unaudited) (unaudited)
          OPERATIONS
          Net investment income      $     4,634  $    4,276
          Net realized gain (loss)
           on investments                  (19)         (1)
          Change in unrealized net appreciation
           (depreciation) of investments   17,724       4,460
          NET INCREASE (DECREASE) IN NET
          ASSETS FROM OPERATIONS           22,339       8,735
          DISTRIBUTIONS TO SHAREHOLDERS
          Net investment income                 0           0
          Net realized gain on investments      0           0
          TOTAL DISTRIBUTIONS                   0           0
          CAPITAL SHARE TRANSACTIONS
          Proceeds from sale of shares   1,637,413     701,822
          Reinvestment of distributions          0           0
                                         1,637,413     701,822
          Amount paid for repurchase of
                        shares                (67)     (5,882)
          NET INCREASE (DECREASE) IN NET
           ASSETS FROM CAPITAL SHARE
           TRANSACTIONS                   1,637,346     695,940
          Total increase (decrease) in net
           assets                         1,659,685     704,675
          NET ASSETS
          Beginning of period                     0           0
          End of period                 $ 1,659,685  $  704,675
          Accumulated undistributed
           (overdistributed) net investment
           income included in net assets at
           end of period                $     4,634  $    4,276

________________________________________________________________
          CAPITAL SHARE TRANSACTIONS
          Shares sold                        40,619      17,429
          Shares issued from reinvestment
           of distributions                       0           0
                                             40,619      17,429
          Shares repurchased                     (1)       (148)
          Net increase (decrease) in
           capital shares                    48,618      17,281

* For the period from May 1,1995 (commencement of operations) through June 30, 1995.

          See notes to financial statements.

                                 The EBI Funds, Inc.
                            Notes to Financial Statements
                                     (Unaudited)


NOTE 1 -- ORGANIZATION AND SIGNIFICANT ACCOUNTING
POLICIES.  The
          EBI Funds, Inc. (the "Fund") is registered under the
Investment
          Company Act of 1940 (the "Act") as a diversified, open-end management investment company. The Fund consists of eight
          separate investment portfolios, EBI Equity Fund ("EBI
Equity"),
          EBI Flex Fund ("EBI Flex"), EBI MultiFlex Fund ("EBI
MultiFlex"),
          EBI Income Fund ("EBI Income"), EBI Relative Return
Bond Fund
          ("EBI Relative Return"), EBI Cash Management Fund ("EBI
Cash"),
          EBI Real Estate Fund ("EBI Real Estate") and EBI
International
          Value Fund ("EBI International Value"). EBI Real Estate and EBI
          International Value commenced operations on May 1,
1995.

                  A 25 for 1 split of EBI Equity, EBI Flex and
EBI Income
          capital shares was effected on January 2, 1992, which resulted in a corresponding reduction in the net asset value per share. All per share information presented in the financial statements and financial highlights for EBI Equity, EBI Flex and EBI
Income has
          been restated to reflect the stock split.

                  The following is a summary of significant accounting
          policies consistently followed by the Fund in the preparation of its financial statements.

               A.   SECURITY VALUATION--Securities held by EBI
Cash are
               valued using the amortized cost method of valuation, which approximates market value. If such valuation does not
               reflect a security's fair value, it is valued at fair value as determined in good faith by the Fund's board of directors.

                 For EBI Equity, EBI Flex, EBI MultiFlex, EBI
Income, EBI
               Relative Return, EBI Real Estate and the EBI
International
               Value securities traded on national securities exchanges are valued at the last sale price on the exchange where such
               securities are primarily traded. Securities traded in the
               over-the-counter market and listed securities for which no sale was reported on the valuation date are valued at bid
               price (or yield equivalent thereof) obtained from one or
               more dealers making a market for such securities or by a
               pricing service approved by the Fund's board of directors.
               If market quotations or pricing service valuations are not readily available, securities are valued at fair value as
               determined in good faith by the Fund's board of directors.
               Securities which are considered short-term investments when purchased are stated at amortized cost (which approximates market value) if maturity of the investment is 60 days or
               less, or at market value if maturity is greater than 60
               days.

               B. SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME--Security transactions are accounted for on trade
               date and dividend income is recorded on
ex-dividend date.
               Interest income is recorded on the accrual basis.
Discounts
               on debt securities purchased are accreted over the life of the respective security as adjustments to interest income.
               Costs used in determining realized gains and losses on the sale of investment securities are those of specific
               securities sold.

               C.   FEDERAL INCOME TAXES--Each investment
portfolio intends
               to comply with the provisions of the Internal
Revenue Code
               applicable to regulated investment companies and, accordingly, distributes net investment income and net
               realized capital gains, if any, to relieve it from
federal
               income taxes. At December 31, 1994, EBI MultiFlex
had net
               capital loss carryforwards aggregating $1,746,736.
These
               carryforwards expire as follows: $120 in 2001 and
$1,746,616
               in 2002. At December 31, 1994, EBI Income had net
capital
               loss carryforwards aggregating $2,007,018. These carryforwards expire as follows: $112,657 in 1997,
$615,300
               in 1998, $186,468 in 1999 and $1,092,593 in 2002.
At
               December 31, 1994, EBI Relative Return had net capital loss carryforwards aggregating $55,014. These carryforwards
               expire as follows: $115 in 2001 and $54,899 in 2002.

                 To the extent future capital gains are offset by capital
               loss carryforwards, such gains will generally not be
               distributed to shareholders.

               D.   DIVIDENDS AND DISTRIBUTIONS TO
SHAREHOLDERS--For EBI
               Equity, EBI Flex, EBI MultiFlex, EBI Income, EBI
Relative
               Return, EBI Real Estate and EBI International
Value
               dividends and distributions are recorded by these investment portfolios on the ex-dividend date. All of EBI
Cash's net
               investment income is distributed to shareholders by
               dividends declared daily and paid monthly.

          NOTE 2 -- INVESTMENT ADVISORY AND OTHER AGREEMENTS.
INVESCO
          Services, Inc. ("ISI"), serves as each portfolio's investment adviser. As compensation for its services to each investment portfolio, ISI receives an investment advisory fee which is accrued daily and paid monthly. These fees are based on the annual rate of 0.75% of the respective average daily net assets of EBI Equity, EBI Flex and EBI Income, 0.90% of the respective average net assets of EBI Real Estate, 0.50% of the respective average daily net assets of EBI Relative Return and EBI
Cash and
          1.00% of the average daily net assets of EBI MultiFlex and EBI
          International Value. ISI has entered into a sub-advisory
          agreement with INVESCO Capital Management, Inc.
("ICM"), with
          respect to EBI Equity, EBI Flex, EBI Income, EBI Cash and EBI
          International Value whereby investment decisions for these investment portfolios are made by ICM. Fees for these sub-advisory services are paid by ISI to ICM at an annual rate of
          0.20% of the average daily net assets of EBI Equity and EBI Flex and 0.10% of the average daily net assets of EBI Income and EBI
          Cash and for the EBI International Value, 0.35% of average net assets on the first $50 million of assets, 0.30% of average net assets on the next $50 million of assets, and 0.25% of average net assets on assets in excess of $100 million. ISI has also entered into a sub-advisory agreement with INVESCO
Management &
          Research, Inc. ("IMR"), with respect to EBI MultiFlex and EBI
          Relative Return, whereby investment decisions for these investment portfolios are made by IMR. Fees for these sub-advisory services are paid by ISI to IMR at annual rates
          based on daily average net assets: for EBI MultiFlex
Fund, 0.35%
          on the first $500 million of assets and 0.25% of assets in excess of $500 million; for EBI Relative Return, 0.10% of total assets.
          In addition, ISI has entered into a sub-advisory agreement with
          INVESCO Realty Advisors, Inc. ("IRA"), with respect to
EBI Real
          Estate, whereby investment decisions for this investment
          portfolio are made by IRA. Fees for this sub-advisory service are paid by ISI to IRA based on annual rates equal to 0.35% of average net assets of EBI Real Estate on the first $100 million of assets and 0.25% of average net assets on assets in excess of
          $100 million.

               ISI is the principal underwriter for the Fund. All of the
          EBI portfolios (except EBI Cash) have entered into distribution plans (the "Plans") with ISI in accordance with Rule
12b-1 of the
          Act. Under the Plans, ISI receives annual fees of 1.00% of average daily net assets for EBI Equity, EBI Flex, EBI
MultiFlex,
          EBI Income, EBI Real Estate, EBI International, and
0.50% of
          average daily net assets for EBI Relative Return. ISI advised the
          Fund that for the six months ended June 30, 1995, it received approximately $2,640, $11,294, $1,728, $901 and $443 in
          contingent deferred sales charges ("CDSC") from certain shareholder redemptions of EBI Equity, EBI Flex, EBI
Income, EBI
          Cash Management and EBI MultiFlex Funds, respectively.
Certain
          officers or directors of the Fund are officers or directors of
          ISI.

                  Each investment portfolio has also entered into an
          operating services agreement with ISI. Under the respective operating services agreements, each investment portfolio pays ISI an annual fee of 0.50% of daily average net assets for providing or arranging to provide accounting, legal (except litigation), dividend disbursing, transfer agent, registrar, custodial, shareholder reporting, sub-accounting, recordkeeping services and functions. These agreements provide that ISI will pay all fees and expenses associated with these and other functions, including, but not limited to, registration fees, shareholder
          meeting fees, proxy statement and shareholder report expenses.
          The combined effect of the advisory agreements, distribution plans and operating services agreements of each investment portfolio is to place a cap or ceiling on the total expenses of each investment portfolio, other than brokerage commissions, interest, taxes, litigation, directors' fees and expenses, and other extraordinary expenses.

                  If in any calendar year, the average daily net assets of
          EBI Equity or EBI Flex are less than $500 million, expenses shall not exceed 2.25%; on the next $500 million of average daily net assets, expenses shall not exceed 2.15%; on the next $1 billion of daily average net assets, expenses shall not exceed
2.10%; and
          on all average daily net assets over $2 billion, expenses shall not exceed 2.05%. If in any calendar year, the average daily net assets of EBI MultiFlex or EBI International Value are less than
          $100 million, expenses shall not exceed 2.50%; on the next $400 million of average daily net assets, expenses shall not exceed
          2.40%; on the next $500 million of average daily net assets, expenses shall not exceed 2.35%; on the next $1 billion of average daily net assets, expenses shall not exceed
2.30%; and on
          all daily average net assets over $2 billion, expenses shall not exceed 2.25%. If in any calendar year, the average daily net assets of EBI Income are less than $250 million, expenses shall not exceed 2.25%; on the next $250 million of average daily net assets, expenses shall not exceed 2.15%; on the next
$250 million
          of average daily net assets, expenses shall not exceed
2.10%; and
          on all daily average net assets over $750 million, expenses shall not exceed 2.05%. In any calendar year, the expenses of EBI
          Relative Return may not exceed 1.50% of average daily net assets, and the expenses of EBI Cash may not exceed 1.00% of average daily net assets. If in any calendar year, the average net assets of the EBI Real Estate are less than $100 million, expenses shall not exceed 2.40%; on the next $400 million of net assets,
          expenses shall not exceed 2.35%; on the next $500 million of net assets, expenses shall not exceed 2.30%; and on all assets over
          $1 billion, expenses shall not exceed 2.25%.

                  At June 30, 1995, 36.98% of the outstanding capital
          shares of EBI Cash were owned by affiliated parties.

          NOTE 3 -- PURCHASES AND SALES OF INVESTMENT SECURITIES.
For the
          six months ended June 30, 1995, the aggregate cost of purchases and proceeds from sales of U.S. Government Securities were:


                                                      Purchases
Sales

               EBI Flex. . . . . . . . . . . .      $        0
$8,459,922
               EBI MultiFlex . . . . . . . . .       8,571,593
9,263,297
               EBI Income. . . . . . . . . . .       1,054,688
1,740,977
               EBI Relative Return . . . . . .         731,680
737,195


          The aggregate cost of purchases and proceeds from sales of all other securities (excluding all short-term securities) were:
                                                      Purchases
Sales

               EBI Flex. . . . . . . . . . . .     $33,038,715  $
      0
               EBI Equity. . . . . . . . . . .      13,536,752
6,686,241
               EBI MultiFlex . . . . . . . . .      38,616,693
24,335,811
               EBI International Value . . . .       1,351,426
      0
               EBI Real Estate . . . . . . . .         663,351
      0
               EBI Income. . . . . . . . . . .         500,910
      0
               EBI Relative Return . . . . . .               0
408,262

          NOTE 4 -- UNREALIZED APPRECIATION AND DEPRECIATION.  At
June 30,
          1995, the gross unrealized appreciation and depreciation of securities for federal income tax purposes was as follows:


Net
                                     Gross          Gross
Unrealized
                                  Unrealized     Unrealized
Appreciation
                                Appreciation   Depreciation
(Depreciation)

           EBI Flex. . .         $56,319,448   ($3,705,185)
$52,614,263
           EBI Equity. . .        20,173,147    (1,826,736)
18,346,411
           EBI Multiflex .        13,902,441    (2,522,610)
11,379,831
           EBI International
              Value .                131,578      (113,854)
 17,724
           EBI Real Estate             9,792        (5,332)
  4,460
           EBI Income. . .         1,706,488      (246,189)
1,460,299
           EBI Relative Return . .   117,747       (16,934)
100,813


          NOTE 5--CAPITAL SHARES. The authorized capital stock of the Fund consists of 10,070,000,000 shares of common stock having a par value of $0.001 per share. Of such shares, 10 million have been allocated to each of the EBI Equity, EBI Flex, EBI
MultiFlex, EBI
          Income, EBI Relative Return, EBI Real Estate and EBI International Value investment portfolios and 10 billion have
          been allocated to EBI Cash.

                                       EBI Flex Fund
                                    FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                        Six Months
                                          Ended
                                         June 30,   Year ended
December 31,
                                           1995         1994
1993
          Net asset value, beginning    (unaudited)
          of period                      $ 50.50       $ 54.16  $
51.04

          INVESTMENT OPERATIONS
          Net investment income             0.71          1.26
1.10
          Net gain (loss) on securities
           (both realized and
            unrealized)                     7.42         (0.91)
4.22
          Total from investment
            operations                      8.13          0.35
5.32

          DISTRIBUTIONS
          Dividends (from net investment
            income)                        (0.72)        (1.25)
(1.09)
          Distributions (from capital
            gains)                          0.00         (2.76)
(1.11)
          Total distributions              (0.72)        (4.01)
(2.20)

          Net asset value, end of period $ 57.91        $50.50
$54.16

          TOTAL RETURN(1)                  16.15%         0.64%
10.48%

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)                  $318,108       $243,848
$274,349
          Ratio of expenses to average
            net assets*                     1.12%         2.25%
 2.25%
          Ratio of net investment income
           to average net assets*           1.35%         2.32%
 2.10%
          Portfolio turnover rate              3%           36%
   27%


          (1) A contingent deferred sales charge may be imposed on
               redemptions of shares purchased prior to January
1, 1992
               which would reduce the total returns shown above.

          * INVESCO Capital Management, Inc. voluntarily absorbed
               certain expenses of the Fund aggregating $18,993 for 1993.
               If such expenses had not been absorbed, the ratio of
               expenses to average net assets would have been 2.26% and the ratio of net investment income to average net assets would have been 2.09%.

          See notes to financial statements.

                                       EBI Flex Fund
                                    FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.


                                            Year ended December
31,
                                           1992      1991
1990

          Net asset value, beginning
            of period                     $49.35     $42.26
$42.32

          INVESTMENT OPERATIONS
          Net investment income             1.39       1.47
1.64
          Net gain (loss) on securities
           (both realized and
            unrealized)                     2.37       8.90
(2.42)
          Total from investment
            operations                      3.76      10.37
(0.78)

          DISTRIBUTIONS
          Dividends (from net investment
            income)                        (1.35)     (1.49)
(1.75)
          Distributions (from capital
            gains)                         (0.72)     (1.79)
(0.53)
          Total distributions              (2.07)     (3.28)
(2.38)

          Net asset value, end of period  $51.04     $49.35
$42.26

          TOTAL RETURN(1)                   7.72%     24.80%
(1.68%)

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)                  $165,727   $104,204
$96,772
          Ratio of expenses to average
            net assets*                     2.17%      2.21%
2.25%
          Ratio of net investment income
            to average net assets*          2.81%      3.12%
3.77%
          Portfolio turnover rate             15%        24%
  31%

          (1) A contingent deferred sales charge may be imposed on
               redemptions of shares purchased prior to January
1, 1992
               which would reduce the total returns shown above.

          * INVESCO Capital Management, Inc. voluntarily absorbed
               certain expenses of the Fund aggregating $18,993 for 1993.
               If such expenses had not been absorbed, the ratio of
               expenses to average net assets would have been 2.26% and the ratio of net investment income to average net assets would have been 2.09%.

          See notes to financial statements.

                                       EBI Equity Fund
                                    FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                        Six Months
                                          Ended
                                         June 30,   Year ended
December 31,
                                           1995         1994
1993
          Net asset value, beginning    (unaudited)
          of period                      $ 55.83       $ 59.61
$ 63.27

          INVESTMENT OPERATIONS
          Net investment income             0.24          0.36
 0.41
          Net gain (loss) on securities
           (both realized and
            unrealized)                     8.94          1.26
 5.40
          Total from investment
            operations                      9.18          1.62
 5.81

          DISTRIBUTIONS
          Dividends (from net investment
            income)                        (0.24)        (0.36)
(0.41)
          Distributions (from capital
            gains)                          0.00         (5.04)
(9.06)
          Total distributions              (0.24)        (5.40)
(9.47)

          Net asset value, end of period $ 64.77        $55.83
$59.61

          TOTAL RETURN(1)                  16.46%         2.69%
 9.16%

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)                  $ 98,119      $ 77,929  $
86,659
          Ratio of expenses to average
            net assets*                     1.12%         2.25%
 2.25%
          Ratio of net investment income
           to average net assets*           0.40%         0.61%
 0.62%
          Portfolio turnover rate              8%           21%
   47%


          (1) A contingent deferred sales charge may be imposed on
               redemptions of shares purchased prior to January
1, 1992
               which would reduce the total returns shown above.

          * INVESCO Capital Management, Inc. voluntarily absorbed
               certain expenses of the Fund aggregating $3,227
and $23,818
               for 1993 and 1990, respectively. If such expenses had not
               been absorbed, the ratio of expenses to average net assets for 1993 and 1990 would have been 2.25% and 2.28%, respectively and the ratio of net investment income to
               average net assets for 1993 and 1990 would have been 0.62%
               and 1.68%, respectively.

          See notes to financial statements.

                                       EBI Equity Fund
                                    FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.


                                            Year ended December
31,
                                          1992         1991
1990

          Net asset value, beginning
            of period                    $ 63.38     $ 54.70    $
62.01

          INVESTMENT OPERATIONS
          Net investment income             0.60        0.66
1.04
          Net gain (loss) on securities
           (both realized and
            unrealized)                     2.44       17.63
(3.40)
          Total from investment
            operations                      3.04       18.29
(2.36)

          DISTRIBUTIONS
          Dividends (from net investment
            income)                        (0.57)      (0.69)
(1.21)
          Distributions (from capital
            gains)                         (2.58)      (8.92)
(3.74)
          Total distributions              (3.15)      (9.61)
(4.95)

          Net asset value, end of period $ 63.27     $ 63.38
$54.70

          TOTAL RETURN(1)                   4.84%      33.59%
(3.75%)

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)                  $ 91,146    $ 81,732
$69,279
          Ratio of expenses to average
            net assets*                     2.18%       2.22%
2.25%
          Ratio of net investment income
            to average net assets*          0.90%       1.04%
1.71%
          Portfolio turnover rate             41%         47%
  12%

          (1) A contingent deferred sales charge may be imposed on
               redemptions of shares purchased prior to January
1, 1992
               which would reduce the total returns shown above.

          * INVESCO Capital Management, Inc. voluntarily absorbed
               certain expenses of the Fund aggregating $3,227
and $23,818
               for 1993 and 1990, respectively. If such expenses had not
               been absorbed, the ratio of expenses to average net assets for 1993 and 1990 would have been 2.25% and 2.28%, respectively and the ratio of net investment income to
               average net assets for 1993 and 1990 would have been 0.62%
               and 1.68%, respectively.

          See notes to financial statements.

                                  EBI MultiFlex Fund
                                 FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.

For the

period
                                        Six Months
Nov. 17,
                                          Ended     Year ended
1993(1) to
                                         June 30,   December 31,
Dec. 31,
                                           1995        1994
1993
                                        (unaudited)
          Net asset value, beginning
          of period                      $ 39.13       $ 40.16
$ 40.00

          INVESTMENT OPERATIONS
          Net investment income             0.45          0.62
 0.02
          Net gain (loss) on securities
           (both realized and
            unrealized)                     3.69         (1.03)
 0.16
          Total from investment
            operations                      4.14         (0.41)
 0.18

          DISTRIBUTIONS
          Dividends (from net investment
            income)                        (0.33)        (0.62)
(0.02)
          Total distributions              (0.33)        (0.62)
(0.02)

          Net asset value, end of period $ 42.94        $39.13
$40.16

          TOTAL RETURN                     10.60%        (1.02%)
 0.46%

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)                  $138,136      $120,220  $
12,241
          Ratio of expenses to average
            net assets                      1.23%         2.49%
 2.50%*
          Ratio of net investment income
           to average net assets            1.10%         2.01%
 1.09%*
          Portfolio turnover rate             28%           81%
 0.53%


          (1)  Commencement of operations

          * Annualized

          See notes to financial statements.

                             EBI International Value Fund
                                 FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                                            For
the period
                                                            May
1, 1995(1)

to
                                                            June
30, 1995

(unaudited)
          Net asset value, beginning
          of period
$40.00

          INVESTMENT OPERATIONS
          Net investment income
0.11

          Net gain on securities
           (both realized and
            unrealized)
0.75

          Total from investment
            operations
0.86

          DISTRIBUTIONS
          Dividends (from net investment
            income)
0.00

          Total distributions
0.00

          Net asset value, end of period
$40.86

          TOTAL RETURN
2.15%

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)
$1,660
          Ratio of expenses to average
            net assets
0.41%

          Ratio of net investment income
           to average net assets
0.48%

          Portfolio turnover rate
   0%


          (1)  Commencement of operations

          See notes to financial statements.

                                 EBI Real Estate Fund
                                 FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                                            For
the period
                                                            May
1, 1995(1)

to
                                                            June
30, 1995

(unaudited)
          Net asset value, beginning
          of period
$40.00

          INVESTMENT OPERATIONS
          Net investment income
0.25

          Net gain on securities
           (both realized and
            unrealized)
0.53

          Total from investment
            operations
0.78

          DISTRIBUTIONS
          Dividends (from net investment
            income)
0.00

          Total distributions
0.00

          Net asset value, end of period
$40.78

          TOTAL RETURN
1.95%

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)
$  705
          Ratio of expenses to average
            net assets
0.39%

          Ratio of net investment income
           to average net assets
1.41%

          Portfolio turnover rate
   0%


          (1)  Commencement of operations

          See notes to financial statements.

                                       EBI Income Fund
                                    FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                        Six Months
                                          Ended
                                         June 30,   Year ended
December 31,
                                           1995         1994
1993
          Net asset value, beginning    (unaudited)
          of period                      $ 45.33       $ 48.60
$ 47.41

          INVESTMENT OPERATIONS
          Net investment income             1.23          2.40
 2.28
          Net gain (loss) on securities
           (both realized and
            unrealized)                     4.69         (3.27)
 1.20
          Total from investment
            operations                      5.92         (0.87)
 3.48

          DISTRIBUTIONS
          Dividends (from net investment
            income)                        (1.22)        (2.40)
(2.29)
          Total distributions              (1.22)        (2.40)
(2.29)

          Net asset value, end of period $ 50.03        $45.33
$48.60

          TOTAL RETURN(1)                  13.21%        (1.80)%
 7.39%

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)                  $ 27,585      $ 25,467  $
42,872
          Ratio of expenses to average
            net assets*                     1.12%         2.25%
 2.25%
          Ratio of net investment income
           to average net assets*           2.58%         5.09%
 4.56%
          Portfolio turnover rate              6%           59%
   92%


          (1) A contingent deferred sales charge may be imposed on
               redemptions of shares purchased prior to January
1, 1992
               which would reduce the total returns shown above.

          * INVESCO Capital Management, Inc. voluntarily absorbed
               certain expenses of the Fund aggregating $17,632
and $11,540
               for 1993 and 1990, respectively. If such expenses had not
               been absorbed, the ratio of expenses to average net assets would have been 2.29% and 2.32%, respectively and the ratio of net investment income to average net assets would have
               been 4.52% and 5.41%, respectively.

          See notes to financial statements.

                                       EBI Income Fund
                                    FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                             Year ended December
31,
                                           1992         1991
1990

          Net asset value, beginning
            of period                      $ 47.77    $45.42
$45.48

          INVESTMENT OPERATIONS
          Net investment income               2.57      3.03
3.43
          Net gain (loss) on securities
           (both realized and
            unrealized)                      (0.37)     2.43
(0.03)
          Total from investment
            operations                        2.20      5.46
3.40

          DISTRIBUTIONS
          Dividends (from net investment
            income)                          (2.56)    (3.11)
(3.46)
          Total distributions                (2.56)    (3.11)
(3.46)

          Net asset value, end of period   $ 47.41    $47.77
$45.42

          TOTAL RETURN(1)                     4.74%    12.46%
7.81%

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)                    $ 47,096  $ 39,104
$41,004
          Ratio of expenses to average
            net assets*                       2.25%     2.29%
2.30%
          Ratio of net investment income
            to average net assets*            5.48%     6.48%
7.08%
          Portfolio turnover rate               16%       37%
  25%

          (1) A contingent deferred sales charge may be imposed on
               redemptions of shares purchased prior to January
1, 1992
               which would reduce the total returns shown above.

          * INVESCO Capital Management, Inc. voluntarily absorbed
               certain expenses of the Fund aggregating $17,632
and $11,540
               for 1993 and 1990, respectively. If such expenses had not
               been absorbed, the ratio of expenses to average net assets would have been 2.29% and 2.32%, respectively and the ratio of net investment income to average net assets would have
               been 4.52% and 5.41% respectively.

          See notes to financial statements.

                            EBI Relative Return Bond Fund
                                 FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.

For the

period
                                        Six Months
Nov. 15,
                                          Ended     Year ended
1993(1) to
                                         June 30,   December 31,
Dec. 31,
                                           1995        1994
1993
                                        (unaudited)
          Net asset value, beginning
          of period                      $ 37.20       $ 39.80
$ 40.00

          INVESTMENT OPERATIONS
          Net investment income             1.00          1.81
 0.21
          Net gain (loss) on securities
           (both realized and
            unrealized)                     2.71         (2.60)
(0.21)
          Total from investment
            operations                      3.71         (0.79)
 0.00

          DISTRIBUTIONS
          Dividends (from net investment
            income)                        (1.00)        (1.81)
(0.20)
          Total distributions              (1.00)        (1.81)
(0.20)

          Net asset value, end of period $ 39.91        $37.20
$39.80

          TOTAL RETURN                     10.11%        (1.99%)
 0.01%

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)                  $  2,962      $  3,168  $
1,257
          Ratio of expenses to average
            net assets                      0.74%         1.50%
 1.50%*
          Ratio of net investment income
           to average net assets            2.57%         4.89%
 4.61%*
          Portfolio turnover rate             24%           47%
    5%


          (1)  Commencement of operations

          * Annualized

          See notes to financial statements.

                                   EBI Cash Management Fund
                                     FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                        Six Months
                                          Ended
                                         June 30,   Year ended
December 31,
                                           1995         1994
1993
          Net asset value, beginning    (unaudited)
          of period                      $  1.00       $  1.00  $
1.00

          INVESTMENT OPERATIONS
          Net investment income             0.03          0.03
0.02

          DISTRIBUTIONS
          Dividends (from net investment
            income)                        (0.03)        (0.03)
(0.02)

          Net asset value, end of period $  1.00        $ 1.00
$ 1.00

          TOTAL RETURN(1)                   2.49%         3.30%
2.20%

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)                   $16,848       $15,212
$13,827
          Ratio of expenses to average
            net assets*                     0.50%         1.00%
0.95%
          Ratio of net investment income
           to average net assets*           2.49%         3.23%
2.17%


          * INVESCO Capital Management, Inc. voluntarily absorbed
               certain expenses of the Fund aggregating $15,099, $38,925, and $5,536 for 1993, 1992, and 1990, respectively.
If such
               expenses had not been absorbed, the ratio of expenses to
               average net assets would have been 1.03%, 0.92% and 1.12%, for the above periods, respectively and the ratio of net
               investment income to average net assets would have been
               2.09%, 2.75%, 4.92%, respectively.

          See notes to financial statements.

                                  EBI Cash Management Fund
                                    FINANCIAL HIGHLIGHTS


          The table below sets forth financial data for a capital share outstanding throughout each period presented.

                                              Year ended December
31,
                                           1992      1991
1990
          Net asset value, beginning
          of period                        $ 1.00   $ 1.00
$ 1.00

          INVESTMENT OPERATIONS
          Net investment income              0.03     0.05
0.07

          DISTRIBUTIONS
          Dividends (from net investment
            income)                         (0.03)   (0.05)
(0.07)

          Net asset value, end of period   $ 1.00   $ 1.00
$ 1.00

          TOTAL RETURN(1)                    3.00%    5.08%
7.35%

          Ratios/Supplemental Data
          Net assets, end of period
            (in 000's)                    $20,431  $17,730
$20,701
          Ratio of expenses to average
            net assets*                      0.73%    1.00%
1.09%
          Ratio of net investment income
           to average net assets*            2.94%    5.04%
7.11%


          * INVESCO Capital Management, Inc. voluntarily absorbed
               certain expenses of the Fund aggregating $15,099, $38,925, and $5,536 for 1993, 1992, and 1990, respectively.
If such
               expenses had not been absorbed, the ratio of expenses to
               average net assets would have been 1.03%, 0.92% and 1.12%, for the above periods, respectively and the ratio of net
               investment income to average net assets would have been
               2.09%, 2.75%, 4.92%, respectively.

          See notes to financial statements.

                                INVESCO SERVICES, INC.
                                  Investment Advisor
                                       Manager
                                     Distributor

                           INVESCO CAPITAL MANAGEMENT, INC.
                                     Sub-Advisor:
                                   EBI Equity Fund
                                   EBI Income Fund
                                    EBI Flex Fund
                             EBI International Value Fund
                               EBI Cash Management Fund

                         INVESCO MANAGEMENT & RESEARCH, INC.
                                     Sub-Advisor:
                                  EBI Multiflex Fund
                             EBI Relative Return Bond Fund

                            INVESCO REALTY ADVISORS, INC.
                                     Sub-Advisor:
                                 EBI Real Estate Fund

                               FUND/PLAN SERVICES, INC.
                           Transfer Agent and Administrator

                      UNITED MISSOURI BANK OF KANSAS CITY, N.A.
                                      Custodian

                                   PRICE WATERHOUSE
                               Independent Accountants

                           EBI PORTFOLIO MANAGEMENT PROGRAM
                                Invesco Services, Inc.
                             1355 Peachtree Street, N.E.
                                Atlanta, Georgia 30309
                                    (404) 892-0666
                                    (800) 972-9030

                       The EBI Funds, Inc.

                 PRO FORMA FINANCIAL STATEMENTS

                    The EBI Income Fund, Inc.
          Pro Forma Statement of Assets and Liabilities
                          June 30, 1995
                           (Unaudited)

                                   EBI    EBI Relative  Pro Forma
                                 Income   Return Bond   Combined
                                  Fund      Fund        (Note 1)
ASSETS
Investment securities:
   At cost................  $25,628,970  $ 2,835,035  $28,464,005
   At value...............  $27,089,269  $ 2,935,848  $30,025,117
Cash......................          231            -          231
Receivables:
   Fund shares sold.......       11,243            -       11,243
   Dividends and interest.      591,186       29,956      621,142
   Investment securities sold         -            -            -
TOTAL ASSETS..............   27,691,929    2,965,804   30,657,733

LIABILITIES
Payables:
   Distributions to
   shareholders...........            -            -            -
   Investment securities purchased    -            -            -
   Fund shares repurchased       55,498            -       55,498
   Other..................       51,828        3,614       55,442
TOTAL LIABILITIES.........      107,326        3,614      110,940
NET ASSETS................  $27,584,603  $ 2,962,190  $30,546,793

NET ASSETS
Paid-in capital..........   $28,066,797  $ 2,915,626  $30,982,423
Accumulated undistributed
   (overdistributed) net
   investment income....           (44)         (10)         (54)
Accumulated net realized gain
   (loss) on investments... (1,942,449)     (54,239)  (1,996,688)
Unrealized net appreciation
    of investments.......    1,460,299       100,813    1,561,112
Net assets...............  $27,584,603   $ 2,962,190  $30,546,793

Shares outstanding.......      551,410        74,220      610,618
Net asset value per share. $     50.03   $     39.91  $     50.03

See notes to pro forma financial statements.

                    The EBI Income Fund, Inc.
                Pro Forma Statement of Operations
                 Twelve Months Ended June 30, 1995
                           (Unaudited)

                                         EBI        EBI Relative
                                        Income       Return Bond
                                         Fund            Fund

INVESTMENT INCOME
INCOME
 Interest........................... $ 2,033,021   $   186,278
TOTAL INCOME........................   2,033,021       186,278

EXPENSES
Investment advisory fees (Note 4)...     204,366        13,871
Distribution fees (Note 4)..........     272,490        13,871
Operating services fees (Note 4)....     136,244        13,872
TOTAL EXPENSES BEFORE EXPENSE
  REDUCTIONS........................     613,100        41,614
Expense reductions (Note 4).........           -             -

                                         613,100        41,614

NET INVESTMENT INCOME...............   1,419,921       144,664

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENT SECURITIES
Net realized gain (loss)
  on investments....................    (743,438)      (30,825)
Change in unrealized net appreciation
  of investments....................   2,797,384       197,734
NET GAIN (LOSS) ON INVESTMENTS......   2,053,946       166,909
Net increase in net assets resulting
   from operations..................  $3,473,867    $  311,573

See notes to pro forma financial statements.

                    The EBI Income Fund, Inc.
                Pro Forma Statement of Operations
                 Twelve Months Ended June 30, 1995
                           (Unaudited)

                                        Adjustments       EBI
                                       to Pro Forma   Income Fund
                                          Combined      Combined

INVESTMENT INCOME
INCOME
 Interest........................... $                $2,219,299
TOTAL INCOME........................                   2,219,299

EXPENSES
Investment advisory fees (Note 4)...     (23,142)(a)     195,095
Distribution fees (Note 4)..........    (106,273)(b)     180,088
Operating services fees (Note 4)....           -         150,116
TOTAL EXPENSES BEFORE EXPENSE
  REDUCTIONS........................    (129,415)        525,299
Expense reductions (Note 4).........     (75,037)(c)     (75,037)

                                        (204,451)        450,263

NET INVESTMENT INCOME...............     204,451       1,769,036

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENT SECURITIES
Net realized gain (loss)
  on investments....................                    (774,263)
Change in unrealized net appreciation
  of investments....................                   2,995,118
NET GAIN (LOSS) ON INVESTMENTS......                   2,220,855
Net increase in net assets resulting
   from operations..................  $             $  3,989,891


Explanation of Adjustments to Pro Forma
(a) Investment advisory fees for EBI Income Fund Combined are based on combined net assets under management at the contractual rate of 0.65% of average daily net assets.
(b) Distribution fees for EBI Income Fund Combined are based on combined net assets under management at the contractual rate of 0.60% of average daily net assets.
(c) Expense reductions based on combined net assets under management at the contractual rates.


See notes to pro forma financial statements.

                    The EBI Income Fund, Inc.
          Pro Forma Statement of Investment Securities
                          June 30, 1995
                           (Unaudited)


                                        Shares or
                                        Principal
Description                              Amount           Value
FIXED INCOME SECURITIES 98.29%
U.S. GOVERNMENT OBLIGATIONS 73.97%
U.S. Treasury Notes
 4.250%, 07/31/1995................     175,000      $    174,781
 3.875%, 10/31/1995................      40,000            39,775
 9.500%, 11/15/1995................   1,000,000         1,013,750
 4.250%, 11/30/1995................     100,000            99,438
 6.000%, 06/30/1996................      40,000            40,100
 8.500%, 07/15/1997................   2,000,000         2,101,874
 6.000%, 12/31/1997................     150,000           150,563
 6.500%, 04/30/1999................     115,000           117,085
 8.000%, 08/15/1999................     500,000           536,718
 6.375%, 01/15/2000................     500,000           507,656
 8.000%, 05/15/2001................      75,000            82,148
 7.500%, 11/15/2001................   2,000,000         2,145,624
 6.375%, 08/15/2002................      50,000            50,547
 6.250%, 02/15/2003................     290,000           290,634
10.750%, 08/15/2005................   2,000,000         2,656,250
 9.250%, 02/15/2016................   3,000,000         3,855,936
 8.750%, 05/15/2017................     435,000           536,545
 8.125%, 08/15/2019................   2,500,000         2,916,405
 7.875%, 02/15/2021................      65,000            74,019
 7.250%, 08/15/2022................   3,500,000         3,738,438
                                                       21,128,286
U.S. Treasury Strips PO
 0.000%, 08/15/2014................   4,000,000         1,081,400

TOTAL U.S. GOVERNMENT OBLIGATIONS
 (Cost $20,521,657)................                    22,209,686

U.S. GOVERNMENT AGENCY OBLIGATIONS 10.81%
Federal Home Loan Mortgage
 12.000%, 04/01/2000...............      12,261            12,943

Federal National Mortgage Assn. Super Pac
 5.450%, 06/25/2000...............       42,350            42,024
Federal National Mortgage Assn. Pool
 #50973, 6.000%, 01/01/2009..........    85,599            82,763
Federal Home Loan Mortgage Corp. Super
 Pac, P2, 5.250%, 10/15/2000.......      50,000            49,524

U.S. GOVERNMENT AGENCY OBLIGATIONS (Continued)
Federal Home Loan Mortgage Corp. TMS
 Series A3, 7.100%, 11/15/2016......     50,000      $     50,446
Federal Home Loan Mortgage Corp. PO Strip
 Series 1686, 0.000%, 02/15/2024.....    67,760            32,525
Federal National Mortgage Assn. Pool
 #190723, 6.000%, 04/01/2024.....        99,000            92,750
                                                          350,032
Government National Mortgage Assn.
 6.500%, 10/15/2008 Pool #354668..      977,447           963,698
 6.000%, 10/15/2008 Pool #360191..      565,172           547,154
 7.000%, 10/15/2008 Pool #366622..      944,759           947,707
 6.000%, 11/15/2008 Pool #370907..      439,630           425,614
                                                        2,884,173
TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
 (Cost $3,353,197)................                      3,247,148

CORPORATE BONDS 13.51%
FINANCE 6.17%
Associates Corp. North America,
 8.375%, 06/01/1996...............       40,000            40,791
Associates Corp., North America,
 4.750%, 08/01/1996...............    1,000,000           986,335
Commercial Credit Corp., 8.000%,
 09/01/1996.......................       35,000            35,702
Dean Witter Discover & Co., 5.000%,
 04/01/1996.......................       50,000            49,604
Ford Motor Credit Corp., 9.250%,
 06/15/1998.......................       35,000            37,625
International Lease Finance Corp.,
 6.625%, 06/01/1996...............       40,000            40,098
NationsBank Corp., 4.750%, 08/15/1996   100,000            98,507
Norwest Corp., FRN, 6.928%, 02/24/1999.. 50,000            49,759
PHH Corp., Notes, 8.000%, 01/01/1997..  500,000           513,139
                                                        1,851,560
INDUSTRIAL 6.85%
Ford Motor Co., 7.500%, 11/15/1999..    500,000           517,719
Limited, Inc., 8.875%, 08/15/1999..     500,000           538,969
Rockwell International, Inc., 6.625%,
 06/01/2005.......................      500,000           496,831
Waste Management, Inc., 6.375%,
 07/01/1997.......................      500,000           502,109
                                                        2,055,628
MISCELLANEOUS 0.49%
GTE Corp., 10.250%, 11/01/2020...       100,000           117,240
WMX Technologies, Inc., 6.220%,
 04/30/2004.......................       40,000            42,139
                                                          159,379
TOTAL CORPORATE BONDS (Cost $4,087,435).............    4,066,567
TOTAL FIXED INCOME SECURITIES (Cost $27,962,289).....  29,523,401

SHORT TERM INVESTMENTS 1.71%
United Missouri Bank, Money
 Market Fiduciary ~
 5.079% (Cost $501,716)...........      501,716       $   501,716

TOTAL INVESTMENTS
(100.00%) (Cost $28,464,005#).....                    $30,025,117

~Principal and interest are payable on demand.
#Also represents cost for income tax purposes.

See notes to pro forma financial statements.

                    The EBI Income Fund, Inc.
             Notes to Pro Forma Financial Statements
                          June 30, 1995
                           (Unaudited)

1.   Basis of Combination

     The Pro Forma Combining Portfolio of Investments, Statement of Assets and Liabilities and Statement of Operations ("Pro Forma Statements") reflect the accounts of the EBI Income Fund ("Income") and the Relative Return Bond Fund ("Relative Return"), each is a separately managed portfolio of the EBI Funds, Inc. ("EBI") as of and for the period ended June 30, 1995.

     The Pro Forma Statements give effect to the proposed transfer of all assets and stated liabilities of Relative Return in exchange for shares of Income. The acquisition will be taxed as a tax-free business combination and accordingly will be accounted for by a method of accounting for tax free mergers of investment companies (sometimes referral to as the pooling without restatement method). The Pro Forma Statements do not reflect the expense of either Fund in carrying out its obligation under the Agreement and Plan of Reorganization.

     The Pro Forma Combining Statements should be read in conjunction with the historical financial Statements of each Fund included in their respective Statement of Additional Information.

2.   Valuation

     Bonds and other fixed-income securities are valued on the basis of prices provided by a pricing service approved by the Board of Directors. In the absence of market quotations, investments are valued at fair value as determined in good faith by or at the direction of the Board of Directors. Short-term securities which mature in 60 days or less are valued at amortized cost, if their term of maturity at purchase was 60 days or less, or by amortizing their value on the 61st day prior to maturity, if their original term to maturity at purchase price exceeded 60 days.

3.   Capital Shares

     The pro forma net asset value per share assumes the issuance of additional shares of Income which would have been issued at June 30, 1995 in connection with the proposed reorganization.
The amount of additional shares assumed to be issued was calculated based on the June 30, 1995 net assets of Relative Return ($2,962,190) and the per share net asset value of Income of $50.03.

     The pro forma number of shares outstanding of 610,618 consist of 59,208 additional shares issued in the reorganization, as calculated above, plus 551,410 shares of Income outstanding at June 30, 1995.

4.   Pro Forma Operating Expenses

     The Pro Forma Combining Statement of Operations assumes similar rates of gross investment income for the investments of each Fund. Accordingly, the combined Fund's gross investment income is equal to the sum of each Fund's gross investment income.

     Certain operating expenses have been adjusted to reflect the expenses of the combined entity more closely. Pro forma operating expenses include the actual expenses of the Funds and the combined Fund, adjusted for certain items which are factually supportable. Advisory, Distribution and Operating service fees have been charged to the combined Fund based upon the proposed contracts for Income upon the execution of the reorganization based upon the average net assets of the combined Fund for the period ended on June 30, 1995. INVESCO Services, Inc.
("ISI") is the portfolio's investment advisor and principal underwriter. ISI will receive an investment advisory fee based on the annual rate of 0.65% of the average daily net assets of the combined Fund. ISI will receive a distribution fee, in accordance with Rule 12b-1 of the Act, based on the annual rate of 0.60% of the average daily net assets of the combined Fund. ISI will receive operating service fee based on the annual rate of 0.50% of the average daily net assets of the combined Fund. The combined effect of the advisory agreement, distribution plan and operating service agreement of the combined Fund is to place a cap or ceiling on the total expenses of combined Fund, other than brokerage commissions, interest, taxes, litigation, directors' fees and expenses, and other extraordinary expenses. In any calendar year, the expenses of the combined Fund may not exceed 1.75% of average daily net assets.

     ISI has agreed to reimburse Income for a three-year period, beginning October 1, 1995, for investment advisory fees, such that annual investment advisory fees shall not exceed 0.40% of average daily net assets and total operating expenses shall not exceed 1.50% of average daily net assets. ISI has agreed to reimburse the combined Fund similarly from the execution of the reorganization through September 30, 1998, such that the combined Fund's annual operating expenses shall not exceed 1.50% of average daily net assets. Pro forma operating expenses are adjusted for this operating expense reduction.

                                        PART C

                                  OTHER INFORMATION


          Item 15.  Indemnification

                    Section 2-418 of the General Corporation Law of the State of Maryland, Article VI of the Registrant's Charter filed as Exhibit 1, Article VII of the Registrant's By-Laws filed as Exhibit 2, and the Investment Advisory Agreement filed as Exhibit 5(a), provide, or will provide, for indemnification.

                    The Registrant's Articles of Incorporation (Article VI) provide that the Registrant shall indemnify (a) its directors to the fullest extent permitted by law now or hereafter in force, including the advance of expenses under the procedures provided under such laws; (b) its officers to the same extent it shall indemnify its directors; and (c) its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with law, provided, however, that such indemnification shall not be construed to protect any director or officer against any liability to which such director or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

                    The Registrant's By-laws (Article VII) provide that the Registrant shall indemnify any director and/or officer who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the maximum extent permitted by law.

                    With respect to indemnification of officers and directors, Section 2-418 of the Maryland General Corporation Law provides that a corporation may indemnify any director who is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of service in that capacity, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and expenses actually and reasonably incurred by him in connection with such action, suit or proceeding unless (1) it is established that the act or omission of the director was material to the matter giving rise to the proceeding, and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; or (2) the director actually received an improper personal benefit of money, property, or services; or (3) in the case of any criminal action or proceeding, had reasonable cause to believe that the act or omission was unlawful. A court of appropriate jurisdiction may, however, except in proceedings by or in the right of the Registrant or in which liability has been adjudged by reason of the person receiving an improper personal benefit, order such indemnification as the court shall deem proper if it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the requisite standards of conduct. Under
                    Section 2-418, the Registrant shall also indemnify officers, employees, and agents of the Registrant to the same extent that it shall indemnify directors, and officers, employees and agents who are not directors to such further extent, consistent with law, as may be provided by general or specific action of the Board of Directors or contract. Pursuant to Section 2-418 of the Maryland General Corporation Law, the termination of any action, suit or proceeding by judgment, order or settlement does not create a presumption that the person did not meet the requisite standard of conduct required by Section 2-418. The termination of any action, suit or proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the person did not meet the requisite standard of conduct.

                    Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


          Item 16.  Exhibits

                    (1) Amended and Restated Articles of Incorporation of Registrant(1)

                    (2)  By-laws of Registrant(1)

                    (3)  Not applicable.

                    (4)  Agreement and Plan of Reorganization.(2)

                    (5) Amended and Restated Articles of Incorporation of Registrant; By-laws of Registrant(1)

          ----------------
          (1) Previously filed with Registration Statement No. 2-87377 and incorporated by reference herein.

          (2)  Form of filed herewith as Exhibit "A" to the Proxy
          Statement/ Prospectus.  Executed Plan to be filed by Amendment.

          (3)  To be filed by Amendment.

                    (6)  (a)  Investment Advisory Agreement between INVESCO
                              Services, Inc. ("ISI") and Registrant dated
                              July 1, 1993, as amended April 19, 1995(1)

                         (b)  Sub-Advisory Agreement between ISI and
                              INVESCO Capital Management, Inc. dated July
                              1, 1993, as amended April 19, 1995(1)

                    (7) Distribution Agreement between Registrant and ISI, dated as of July 1, 1993, as amended April 19, 1995(1)

                    (8)  Not applicable.

                    (9) Form of Custodian Agreement between Registrant and United Missouri Bank(1)

                   (10) Plan and Agreement of Distribution pursuant to Rule 12b-1 between Registrant and ISI dated as of July 1, 1993, as amended April 19, 1995(1)

                   (11) Opinion of Kirkpatrick & Lockhart as to legality of the securities being offered (including consent of such firm) (3)

                   (12) Opinion of Dechert Price & Rhoads as to tax consequences (including consent of such firm) (3)

                   (13)  None

                   (14)  Consent of Independent Accountants

                   (15)  Not applicable.

                   (16)  Powers of Attorney(1)

                   (17)  Registrant's Declaration pursuant to Rule 24f-2(1)

          Item 17.  Undertakings

                    (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.












                    (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                      SIGNATURES

               As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of Atlanta, County of Fulton, in the State of Georgia, on the 29th day of September, 1995.

                                  THE EBI FUNDS, INC
                                     (Registrant)


          By:  /s/Tony D. Green              By:  /s/Hubert L Harris, Jr.
               Tony D. Green, Secretary           Hubert L. Harris, Jr.
                                                  President

               As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 29th day of September, 1995.


          /s/Hubert L. Harris, Jr.           /s/Frank M. Bishop
          Hubert L. Harris, Jr., President   Frank M. Bishop, Director*
          (Chief Executive Officer and
          Chief Financial and Accounting
          Officer) and Director


          /s/Tony D. Green                   /s/Lawrence H. Budner
          Tony D. Green, Treasurer           Lawrence H. Budner, Director*


          /s/Victor L. Andrews               /s/Daniel D. Chabris
          Victor L. Andrews, Director*       Daniel D. Chabris, Director*


          /s/Bob R. Baker                    /s/Fred A. Deering
          Bob R. Baker, Director*            Fred A. Deering, Director*


          /s/A.D. Frazier, Jr.               /s/John W. McIntyre
          A.D. Frazier, Jr., Director*       John W. McIntyre, Director*


          /s/Charles W. Brady                /s/Kenneth T. King
          Charles W. Brady, Director*        Kenneth T. King, Director*


          By:  */s/Jeffrey L. Steele
               Jeffrey L. Steele
               as attorney-in-fact

          * Pursuant to power of attorney filed with Post-Effective Amendment No. 23 on February 14, 1995.

                          Securities and Exchange Commission
                               Washington, D.C.  20549




                                       EXHIBITS
                                          TO
                                      FORM N-14
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933




                                 THE EBI FUNDS, INC.
                                     on behalf of
                                   INCOME PORTFOLIO
                                      Registrant

                                  Index to Exhibits

                  The EBI Funds, Inc. on behalf of Income Portfolio


          (14) Consent of Independent Accountants